2025

Annual Report

California BanCorp

CALIFORNIA
BANCORP

Table of Contents



Financial Performance

TOTAL ASSETS | $ in Millions



TOTAL GROSS LOANS*| $ in Millions



TOTAL DEPOSITS| $ in Millions



TOTAL SHAREHOLDERS EQUITY| $ in Millions



NET INCOME| $ in Thousands



DILUTED EARNINGS PER SHARE



*Gross loans include loans held for sale and loans held for investment



Executive Profiles

Board of Directors

David I. Rainer
Chairman and Chief Executive Officer

Stephen Cortese
Lead Independent Director
Managing Partner, Cortese Investment Company

Andrew J. Armanino
Retired Managing Partner and
CEO of Armanino LLP

Kevin J. Cullen
Chief Financial Officer and Co-Owner,
Olson Company Steel, Inc.

Frank Di Tomaso
Former Banking Executive

Rochelle G. Klein
Retired – Financial Professional

Dr. Lester Machado
Retired Oral and Maxillofacial Surgeon

Frank L. Muller
Owner, M Three Ranches, LLC

David Volk
Principal, Castle Creek Capital

Anne Williams
Former Chief Credit Officer



4

Executive Profiles

Leadership Team*

David I. Rainer
Chairman and Chief Executive Officer

Thomas Dolan
Executive Vice President
Chief Financial Officer (BanCorp) Chief
Strategy Officer (Bank)

Richard Hernandez
President

Michele Wirfel
Executive Vice President
Chief Operating Officer

Jean Carandang
Executive Vice President
Chief Financial Officer (Bank)
Human Resources Director (Bank)

Jeffery T. Hurtik
Executive Vice President
Chief Information Officer (Bank)

Pamela Isaacson
Executive Vice President
Chief Operations Officer (Bank)

Sam Kunianski
Executive Vice President
Chief Banking Officer (Bank)

Martin Liska
Executive Vice President
Chief Risk Officer (Bank)

Manisha Merchant
Executive Vice President
Chief Legal Officer and
Corporate Secretary

Peter Nutz
Executive Vice President
Chief Credit Officer (Bank)

Joann Yeung
Executive Vice President
Principal Accounting Officer (BanCorp)
Chief Accounting Officer (Bank)

Chris Barr
Executive Vice President
Regional Market President, Northern California (Bank)

Bill Sloan
Executive Vice President
Commercial Banking Manager, Real Estate (Bank)

*Unless otherwise noted, each Leadership Team member
serves as such for both California BanCorp and
California Bank of Commerce, N.A.

Common Stock

Stock Exchange Listing
The common stock of California BanCorp is listed on the
Nasdaq Capital Market under the symbol BCAL.

Transfer Agent
Computershare Investor Services



Locations

Branch Locations

Carlsbad
3142 Tiger Run Court, Suite 107, Carlsbad, CA 92010

Del Mar
12265 El Camino Real, Suite 210, San Diego, CA 92130

Downtown San Diego
1620 5th Avenue, Suite 120, San Diego, CA 92101

Encino
16255 Ventura Blvd., Suite 1100, Encino, CA 91436

Glendale
801 N. Brand Blvd., Suite 185, Glendale, CA 91203

Irvine
400 Spectrum Center Drive, Suite 100, Irvine, CA 92618

La Quinta
47-000 Washington, La Quinta, CA 92253

Ramona
1315 Main Street, Ramona, CA 92065

Rancho Mirage
40101 Monterey Avenue #H, Rancho Mirage, CA 92270

Rancho Santa Margarita
22342 Avenida Empresa, Suite 101A,
Rancho Santa Margarita, CA 92688

Santa Clarita
23780 Magic Mountain Pkwy, Santa Clarita, CA 91355

Walnut Creek
2999 Oak Road, Suite 210, Walnut Creek, CA 94597

West LA
1640 S. Sepulveda Blvd., Suite 130, Los Angeles, CA 90025

Westlake Village
875 S. Westlake Blvd., Suite 101, Westlake Village, CA 91361

Commercial Banking Locations

Cerritos
17785 Center Court Drive N. Suite 100, Cerritos, CA 90703

Del Mar
12265 El Camino Real, Suite 210, San Diego, CA 92130

Downtown Los Angeles (Administration)
355 S. Grand Ave., Suite 1200, Los Angeles, CA 90071

Encino
16255 Ventura Blvd., Suite 1100, Encino, CA 91436

Irvine
400 Spectrum Center Drive, Suite 360, Irvine, CA 92618

Oakland
1300 Clay Street, Suite 500, Oakland, CA 94612

Sacramento
500 Capitol Mall, Suite 1560, Sacramento, CA 95814

San Jose
333 W. San Carlos, Suite 1600, San Jose, CA 95110

Walnut Creek
2999 Oak Road, Suite 910, Walnut Creek, CA 94597

West LA
1640 S. Sepulveda Blvd., Suite 130, Los Angeles, CA 90025

Westlake Village
875 S. Westlake Blvd., Suite 101, Westlake Village, CA 91361



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025
or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from   to
Commission file number 001-41684

CALIFORNIA BANCORP

(Exact name of registrant as specified in its charter)

California	**84-3288397**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
12265 El Camino Real, Suite 210 **San Diego, California**	**92130**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (844) 265-7622

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol	Name of each exchange on which registered
Common Stock, no par value per share	BCAL	The Nasdaq Capital Market

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☐   No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act:

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☒

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.   ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).   ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐   No ☒

The aggregate market value of the voting stock held by non-affiliates of the registrant was approximately $388.6 million and was based upon the closing price of the common stock of $15.76 per share as reported on the Nasdaq Capital Market as of June 30, 2025, the last business day of the most recently completed second fiscal quarter.

As of March 10, 2026, the registrant had 32,326,866 outstanding shares of common stock.

DOCUMENTS INCORPORATED BY REFERENCE

The information required by Items 10, 11, 12, 13 and 14 of Part III of this Annual Report on Form 10-K will be found in the Company's definitive proxy statement for its 2026 Annual Meeting of Shareholders, to be filed pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended, and such information is incorporated herein by this reference.

CALIFORNIA BANCORP

FORM 10-K ANNUAL REPORT
DECEMBER 31, 2025
TABLE OF CONTENTS

Cautionary Note Regarding Forward-Looking Statements

The statements in this annual report include forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and other matters that are not historical facts. Examples of forward-looking statements include, among others, forecasts relating to financial and operating results or other measures of economic performance. Forward-looking statements reflect management's current view about future events and involve risks and uncertainties that may cause actual results to differ from those expressed in the forward-looking statement or historical results. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts and often include the words or phrases such as "aim," "can," "may," "could," "predict," "should," "will," "would," "believe," "anticipate," "estimate," "expect," "hope," "intend," "plan," "potential," "project," "will likely result," "continue," "seek," "shall," "possible," "projection," "optimistic," and "outlook," and variations of these words and similar expressions.

We have made the forward-looking statements in this annual report based on assumptions and estimates that we believe to be reasonable in light of the information available to us at this time. However, these forward-looking statements are subject to significant risks and uncertainties, and could be affected by many factors. Factors that could have a material adverse effect on our business, consolidated financial condition, consolidated results of operations and future growth prospects can be found in the "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections of this annual report and elsewhere in this annual report. These factors include, but are not limited to, the following:

- volatility and uncertainty facing the banking industry following the failures of several financial institutions;

- challenges related to changes in interest rates and the impact on our consolidated financial condition and consolidated results of operations;

- our ability to manage our liquidity;

- business and economic conditions nationally, regionally and in our target markets, particularly in California, which is the principal area in which we operate;

- the lack of soundness of other financial institutions;

- disruptions to the credit and financial markets, either nationally, regionally or locally;

- our dependence on the Bank for dividends;

- the possibility that we may reduce or discontinue the payments of dividends on our common stock;

- concentration of our loan portfolio in commercial loans, which loans may be dependent on the borrower's cash flows for repayment and, to some extent, the local and regional economy;

- concentration of our loan portfolio in loans secured by real estate and changes in the prices, values and sales volumes of commercial and residential real estate;

- risks related to construction and land development lending, which involves estimates that may prove to be inaccurate and collateral that may be difficult to sell following foreclosure;

- concentration of our business activities within the geographic area of California;

- credit risks in our loan portfolio, the adequacy of our allowance for credit losses ("ACL") and the appropriateness of our methodology for calculating such ACL;

- severe weather, natural disasters, including earthquakes, floods, droughts, and fires, particularly in California;

- our ability to manage balance sheet contraction or related revenue consideration;

- economic forecast variables that are either materially worse or better than end of year projections and deterioration in the economy that exceeds current consensus estimates;

- our ability to effectively manage underperforming credits;

- risks related to any future acquisitions, including transaction expenses, the potential distraction of management resources and the possibility that we will not realize anticipated benefits from any future acquisitions;

- interest rate shifts and its impact on our consolidated financial condition and consolidated results of operation;

- disruptions to the credit and financial markets, either nationally or globally;

- competition in the banking industry, nationally, regionally or locally;

- failure to maintain adequate liquidity and regulatory capital and comply with evolving federal and state banking regulations;

- inability of our risk management framework to effectively mitigate credit risk, interest rate risk, liquidity risk, price risk, compliance risk, technology risk, operational risk, strategic risk and reputational risk;

- our dependence on our management and our ability to attract and retain experienced and talented bankers;

- failure to keep pace with technological change or difficulties when implementing new technologies;

- system failures, data security breaches, including as a result of cyber-attacks, or failures to prevent breaches of our network security;

- our reliance on communications and information systems to conduct business and reliance on third parties and their affiliates to provide key components of business structure, any disruptions of which could interrupt operations or increase the costs of doing business;

- fraudulent and negligent acts by our customers, employees or vendors;

- our ability to prevent or detect all errors or fraud with our financial reporting controls and procedures;

- increased loan losses or impairment of goodwill and other intangibles;

- an inability to raise necessary capital to fund our growth strategy, operations, or to meet increased minimum regulatory capital levels;

- the sufficiency of our capital, including sources of such capital and the extent to which capital may be used or required;

- the institution and outcome of litigation and other legal proceedings to which we become subject;

- examinations by our regulatory authorities, including the possibility that the regulatory authorities may, among other things, require us to increase our allowance for credit losses, slow the growth of our commercial real estate loans or write-down assets, or otherwise impose restrictions or conditions on our operations, including, but not limited to, our ability to acquire or be acquired;

- our status as an emerging growth company and smaller reporting company, which reduces our disclosure obligations under the federal securities laws compared to other publicly traded companies;

- the impact of current and future governmental monetary and fiscal policies, such as the implementation of tariffs and counter-tariffs; and

- other factors and risks described under Item 1A. "Risk Factors" and Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" of this document.

Because of these risks and other uncertainties, our actual results, performance or achievement, or industry results, may be materially different from the anticipated or estimated results discussed in the forward-looking statements in this annual report. Our past results of operations are not necessarily indicative of our future results. You should not rely on any forward-looking statements, which represent our beliefs, assumptions and estimates only as of the dates on which they were made, as predictions of future events. We undertake no obligation to update these forward-looking statements, even though circumstances may change in the future, except as required under federal securities law. We qualify all of our forward-looking statements by these cautionary statements.

PART I

Item 1. Business

General Overview

California BanCorp is a California corporation incorporated on October 2, 2019 and is registered with the Board of Governors of the Federal Reserve System as a bank holding company for California Bank of Commerce, N.A. under the Bank Holding Company Act of 1956, as amended. On May 15, 2020, the Company completed a reorganization whereby the Bank became a wholly-owned subsidiary of the Company. California Bank of Commerce, N.A. began business operations in December 2001 under the name Ramona National Bank. The Bank changed its name to First Business Bank, N.A. in 2006, to Bank of Southern California, N.A. in 2010, and to California Bank of Commerce, N.A. on July 31, 2024. The Bank has a wholly-owned subsidiary, BCAL OREO1, LLC, which was incorporated on February 14, 2024. BCAL OREO1, LLC is used for holding other real estate owned and other assets acquired by foreclosure. The Bank operates under a federal charter and its primary regulator is the Office of the Comptroller of the Currency ("OCC"). The words "we," "us," "our," or the "Company" refer to California BanCorp and California Bank of Commerce, N.A. collectively and on a consolidated basis. References herein to "California BanCorp," or the "holding company" refer to California BanCorp on a stand-alone basis. References to the "Bank" refer to California Bank of Commerce, N.A.

Since its founding, our franchise has experienced significant growth through acquisitions and our dedication to serving the communities in which we operate. As of December 31, 2025, we had consolidated assets of $4.03 billion and our branch footprint extends throughout California.

Community support is integral to who we are, how we operate, and our success in each community we bank. We have deep roots in the communities in which we do business, through donations, regional Advisory Boards, and our employees' involvement in local nonprofits. We support our communities through philanthropic giving to nonprofit organizations with which we generally have a direct banking relationship (including investments, deposits, and loans) and/or Community Reinvestment Act ("CRA") service or referral relationships. Our Advisory Boards consist of leaders in the local business communities that offer insights into business conditions in the regional area and introduce us to prospective clients. Our employees are encouraged to volunteer their time to serve their communities in various capacities, including serving on the board of directors of non-profit organizations throughout California.

As a relationship-focused community bank, we offer a range of financial products and services to individuals, professionals, and small to medium-sized businesses through our 14 branch offices and 11 commercial banking offices serving California. We have kept a steady focus on our solution-driven, relationship-based approach to banking, providing clients accessibility to decision makers and enhancing value through strong client partnerships. Our lending products consist primarily of construction and land development loans, commercial real estate ("CRE") loans, commercial and industrial ("C&I") loans, U.S. Small Business Administration ("SBA") loans, and consumer loans. Our deposit products consist primarily of demand, money market, and certificates of deposit accounts and we offer treasury management services including online banking, cash vault, sweep accounts, and lockbox services.

As of December 31, 2025, we had total consolidated assets of $4.03 billion; total loans, including loans held for sale, of $3.06 billion; total deposits of $3.37 billion; and total shareholders' equity of $576.6 million.

Our Strategy

In late 2020, with the appointment of David I. Rainer as Executive Chairman of the Board of Directors of the Company (the "Board"), and the addition of a group of seasoned Southern California banking executives with demonstrated past performance, we began an aggressive plan to tailor our footprint to align with our expanded commercial banking strategy and position ourselves as the commercial bank of choice for small- to medium-sized businesses in Southern California. This resulted in the expansion of the franchise through the opening of regional banking offices and branches in key Southern California markets, with a focus on relationship-based commercial banking, including locations in West Los Angeles, the San Fernando Valley and Ventura.

The expansion also included our acquisition of Bank of Santa Clarita ("BSCA"), located in an attractive banking community north of Los Angeles, and our merger with California BanCorp ("CALB"), located in Northern California, each of which had business models very complementary to ours. The acquisition of BSCA was announced on April 27, 2021, and completed on October 1, 2021. The merger with CALB was announced on January 30, 2024, and completed on July 31, 2024. Additionally, in a move designed to align our branch network to support our evolving commercial banking model, we announced the sale of our Orange, Redlands, and Santa Fe Springs retail branches on April 19, 2021, which was completed on September 24, 2021.

In late 2021 and 2022, we hired key strategic team members in the lending production, finance and accounting groups. In the future, with our expanded skilled team and infrastructure, our efforts will focus on organic growth while remaining opportunistic on strategic acquisitions that align with our business model.

Our management team is strongly aligned to execute the Company's strategic vision and believes there is an extraordinary opportunity in California for a commercial bank to provide excellent service and banking products to small and medium-sized businesses, as well as to commercial real estate owners and investors. Management's confidence in this opportunity is based on the fact that the state has the highest concentration of small businesses in the nation, while it has also experienced a 70% decrease in banks headquartered in the area over the last 23 years, according to data gathered from the FDIC and S&P Global IQ Pro, as of December 31, 2025. Our experience has shown us that small business owners will gravitate to a bank that offers them personalized, high-touch customer service that is generally unavailable to them from bigger banks. Our strategy is to grow the franchise in order to serve those customers, to increase value for our shareholders, to provide opportunities for employee development, and to serve the broader community.

We will continue to target small to medium-sized businesses and their owners in the primary markets we serve.

Merger with California BanCorp

On January 30, 2024, we announced the execution of a definitive merger agreement with CALB, the holding company for California Bank of Commerce, pursuant to which we would merge with CALB in an all-stock merger (the "Merger"). The Merger closed on July 31, 2024. In connection with the Merger, our shareholders also approved a change of the Company's name from Southern California Bancorp to California BanCorp. We retained the banking offices of both banks, adding California Bank of Commerce's one full-service bank branch and its four loan production offices in the Northern California region to the Bank's 13 full-service bank branches located throughout the Southern California region, for a total of 14 branch offices.

When we completed the Merger on July 31, 2024, CALB had total loans of $1.43 billion, total assets of $1.91 billion, and total deposits of $1.64 billion. The Merger created a bank holding company with approximately $4.25 billion in assets and 14 branches across California, with approximately 300 employees serving our communities. Total aggregate consideration paid for the Merger was approximately $216.6 million and resulted in approximately $73.1 million of goodwill. Refer to Note 2 - *Business Combinations* included in Item 8 of this filing for additional information.

Our Market Area

Headquartered in Del Mar, California, we currently operate 14 branch offices and 11 commercial banking offices serving California.

According to data released in the U.S. Bureau of Economic Analysis, California is the largest banking market in the United States, and would be the 5th largest economy in the world, behind Germany and ahead of India, if it were a separate country. The State of California Economic Development Department reports there are approximately 1.7 million small to medium-sized businesses in our target market. Given the large economy and preponderance of mid-market businesses, we believe that the lack of community banks in California offers us an extraordinary market opportunity.

Our business clientele is generally comprised of small to medium-sized businesses engaged in any of the following California business sectors:

- Manufacturing
- Wholesale Distribution
- Professional Services
- Commercial Real Estate
- Healthcare
- Hospitality
- Commercial Contractors
- Non-Profit Organizations

Competition

The banking business is highly competitive, and we face competition in our market areas from many other local, regional, and national financial institutions. Competition among financial institutions is based on interest rates offered on deposit accounts, interest rates charged on loans, other credit and service products, charges relating to products and services, the quality and scope of the services rendered, and, in the case of loans to commercial borrowers, relative lending limits and timely decisions and responses to customer needs. We compete with commercial banks, credit unions, mortgage banking firms, finance companies, non-bank lenders, including "fintech" lending and payment companies, securities brokerage firms, insurance companies, money market funds and other mutual funds, as well as regional and national financial institutions that operate offices in our market areas and elsewhere. The competing major commercial banks have greater resources that may provide them with a competitive advantage by enabling them to maintain numerous branch offices, mount extensive advertising campaigns and invest in new technologies. The increasingly competitive environment is the result of changes in regulation, changes in technology and product delivery systems, additional non-bank financial service providers, and the accelerating pace of consolidation among financial services providers.

The financial services industry could become even more competitive due to legislative, regulatory and technological changes and continued consolidation. Banks, securities firms and insurance companies can merge under the umbrella of a financial holding company, which can offer most types of financial services, including banking, securities underwriting, insurance (both agency and underwriting) and merchant banking. Also, technology has lowered barriers to entry and made it possible for non-banks to offer products and services traditionally provided by banks, such as automatic transfer and automatic payment systems.

Some of our non-banking competitors, such as fintech lenders, have fewer regulatory constraints and may have lower cost structures. In addition, some of our competitors have assets, capital and lending limits greater than ours, have greater access to capital markets and offer a broader range of products and services than we do. These institutions may have the ability to finance wide-ranging advertising campaigns and may also be able to offer lower rates on loans and higher rates on deposits than we can offer. Some of these institutions offer services, such as international banking, which we do not offer, except for a limited suite of services such as international wires and currency exchange through a third party.

We compete with these institutions by focusing on our position as an independent, commercial business bank with strong knowledge of our markets through our local advisory boards. We support local community activities and have personal relationships with our customers established by our officers, directors, and employees. We pride ourselves in providing specialized services tailored to meet the needs of the customers we serve. We actively cultivate relationships with our customers that extend beyond a single loan to a full suite of products and services that serve the needs of our commercial customers. Our goal is to develop long-standing connections with our customers and the communities that we serve. While our position varies by market, we believe that we can compete effectively because of local market knowledge, local decision making, and awareness of customer needs.

Our Business

General

We offer a full array of competitively priced commercial loan and deposit products, as well as other services delivered directly or through strategic alliances with other service providers. The products offered are aimed at both business and individual customers in our target markets.

Credit Administration and Loan Review

The safety of a bank's capital is dependent on the quality of its loan portfolio. We believe high quality loans are typically associated with a bank that has a simple but concise loan policy. Accordingly, our loan policies set out guidelines for the underwriting and extension of credit that are specific to us. These policies enable us to underwrite loans in a focused, efficient manner that incorporates our credit culture and strategic objectives.

Lending is a dynamic process and is dependent on the assessment of the adequacy and reliability of a borrower's cash flow, collateral, and willingness to repay the loan according to normal and customary terms. We understand the nature of gathering information, assessing its value and then making decisions based on the relevant facts. Our policies are designed to help ensure that all loan applicants are credit-checked thoroughly and the decision to provide a credit extension is made only after all pertinent information is developed and analyzed.

Basic to developing mutually profitable relationships is flexibility and adaptability to our clients' requirements, while adhering to sound lending principles and objectives. Our strategy for evaluating credit worthiness is to follow conservative loan policies and consistent underwriting practices.

The following are key objectives of our loan philosophy:

a. Relationship-based loan extensions that include a deposit relationship, not solely transaction based.
b. Sound and constructive extension of credit based on the adequacy and reliability of cash flow.
c. Structuring loan terms around the purpose of the loan and the corresponding primary repayment source.
d. Assessing management experience, track record and skill set of the management team.
e. We do not discriminate on the basis of color, race, national origin, religion, sexual orientation, marital status, disability, age or gender. We seek to provide credit to all borrowers who qualify, applying both the letter and spirit of all regulations relating to lending and credit.

Lending Limits

As a national bank, our ability to make aggregate loans to one-borrowing-relationship is generally limited to 15% of unimpaired capital and surplus. If the loan is secured by readily marketable collateral, the limit is raised by 10%, bringing the total to 25% of unimpaired capital and surplus. An additional 10% limit is allowed if fully secured by readily marketable collateral. Our legal lending limit will increase or decrease as our level of capital increases or decreases. We may sell loans or participations in our loans to other financial institutions to manage the risk involved in large dollar loans or to manage portfolio concentrations and to meet the lending needs of our customers requiring extensions of credit in excess of regulatory limits.

Lending Products

We offer a diversified mix of business loans primarily encompassing the following loan products: (i) construction and land development loans; (ii) real estate loans; (iii) commercial and industrial loans; (iv) SBA loans, guaranteed in part by the U.S. Government; and (v) consumer loans. We occasionally offer lines of credit, secured by a lien on real estate owned by our clients, which may include the primary personal residence of our clients; such lines of credit generally are requested to accommodate the business and investment needs of that customer. We encourage relationship banking, obtaining a substantial portion of each borrower's banking business, including deposit accounts.

The following table presents the composition of our loans held for investment portfolio at December 31, 2025.

(dollars in thousands)	Non SBA Loans	% of Total	SBA Loans	% of Total	Total	% of Total
Construction and land development	$ 134,305	4.4 %	$ 4,589	0.2 %	$ 138,894	4.6 %
Real estate - other:						
1-4 family residential	142,399	4.7 %	—	— %	142,399	4.7 %
Multifamily residential	324,075	10.7 %	—	— %	324,075	10.7 %
Commercial real estate and other	1,666,231	54.9 %	154,214	5.1 %	1,820,445	60.0 %
Commercial and industrial	588,986	19.4 %	16,873	0.6 %	605,859	20.0 %
Consumer	2,215	— %	—	— %	2,215	— %
Loans held for investment[1]	$ 2,858,211	94.1 %	$ 175,676	5.9 %	$ 3,033,887	100.0 %

(1) *Loans held for investment included net unearned fees of $2.8 million and net unearned discounts of $31.3 million at December 31, 2025.*

Construction and Land Development Loans

We offer adjustable rate residential and commercial construction loan financing to builders, developers or other investors. The term of construction and development loans generally is limited to 12 to 36 months. Most loans require payment in full upon the sale or refinance of the property, unless the project is user-owned which may then convert to a conventional term loan. Management believes that construction and development loans generally carry a higher degree of risk than long-term financing of stabilized, rented, and owner-occupied properties because repayment depends on the ultimate completion of the project and usually on the subsequent sale or refinance of the property. Specific material risks may include:

- Unforeseen delays in the building or the project
- Cost overruns or inadequate contingency reserves
- Poor management of construction process
- Inferior or improper construction techniques
- Changes in the economic environment during the construction period
- A downturn in the real estate market
- Rising interest rates which may impact the sale of the property and its price
- Failure to sell or stabilize completed projects in a timely manner

We attempt to reduce risks associated with construction and land development loans typically by obtaining personal guarantees and by keeping the maximum loan-to-value ratio at or below 75%, depending on the project type. Many of our loans will include interest reserves built into the loan commitment. Generally, for owner-occupied commercial construction loans, we will require periodic cash payments for interest from the borrower's cash flow. As of December 31, 2025, we had $134.3 million of construction and development loans, or 4.4% of our loans held-for-investment portfolio, excluding SBA loans, and there were $13.8 million non-performing construction and land development loans.

Real Estate Loans

A significant component of our loan portfolio is real estate loans. These loans are secured by single family residential properties (one to four units), multifamily residential properties (five or more units), owner-occupied CRE, and non-owner-occupied CRE. Real estate loans are subject to the same general risks as other loans and may also be impacted by changing demographics, collateral maintenance, and product supply and demand. Rising interest rates, as well as other factors arising after a loan has been made, could negatively affect not only property values but also a borrower's cash flow, creditworthiness, and ability to repay the loan. Increasing interest rates can impact real estate values as rising rates generally cause a similar movement in capitalization rates which can cause real estate collateral values to decline. We usually obtain a security interest in real estate, in addition to any other available collateral, in order to increase the likelihood of the ultimate repayment of the loan. We do not underwrite closed-end term consumer loans secured by a borrower's residence. Junior liens may be considered in connection with a consumer home equity line of credit ("HELOC"), or as additional collateral support for SBA and other business loans.

As of December 31, 2025, we had $2.13 billion of real estate loans, or 70.3% of our loans held for investment, excluding SBA loans. These included $1.15 billion of loans secured by non-owner occupied CRE, $519.3 million of loans secured by owner-occupied CRE, $324.1 million of loans secured by multifamily residential properties, and $142.4 million of loans secured by single family residential properties, of which $31.6 million were HELOCs. There were $83 thousand non-performing real estate loans at December 31, 2025.

Our CRE loans generally have terms of 10 years or less, although payments may be structured on a longer amortization basis. Each borrower is evaluated on an individual basis with an emphasis on determining their business risks and credit profile. We work to reduce credit risk in the CRE portfolio by emphasizing loans on owner-occupied and non-owner-occupied CRE, and multi-family buildings, where the loan-to-value percentage, established by independent appraisals, is up to 75% of purchase price or appraised value, whichever is less. Generally, we also require that a borrower's cash flow exceed 125% of monthly debt service obligations. In order to provide secondary sources of repayment and liquidity to support a loan request, we typically also review all of the personal financial statements of the principal owners and require their personal guarantees. Commercial real estate loans are typically larger than most residential real estate loans or consumer loans, and depend on cash flows from the owner's business or the property to service the debt. Because our loan portfolio contains a number of CRE loans with relatively large balances, the deterioration of one or a few of these loans could cause a significant increase in our levels of non-performing assets.

Commercial and Industrial Loans

Our C&I loans are generally made to businesses located in California. These loans are made to finance operations, to provide working capital, or for specific purposes such as to finance the purchase of assets or equipment or to finance accounts receivable and inventory. Our C&I loans may be secured (other than by real estate) or unsecured. They may take the form of single payment, installment, or lines of credit. These are generally based on the financial strength of the borrower and guarantor(s) and generally (with some exceptions) are collateralized by short-term assets such as accounts receivable, inventory, equipment, or a borrower's other business assets. Commercial term loans are typically made to finance the acquisition of fixed assets, refinance short-term debt originally used to purchase fixed assets or, in rare cases, to finance the purchase of businesses. As of December 31, 2025, we had $589.0 million of C&I loans, or 19.4% of our loans held for investment portfolio, excluding SBA loans, and there were $2.2 million non-performing C&I loans.

Small Business Administration ("SBA") Loans

Small Business Administration Loans

We are designated as a Preferred Lender under the SBA Preferred Lender Program, and we offer both an SBA 7(a) loan program, generally at variable rates, and an SBA 504 loan program, generally with an initial fixed rate for a term of between five and seven years. These SBA loans are reported in construction and land loans, real estate loans, and C&I loans.

We originate SBA 7(a) loans with the intention of selling the guaranteed portion in the secondary market as soon as the loan is fully funded. The SBA 7(a) loan program provides up to a 75% guaranty for loans greater than $150,000, an 85% guaranty for loans $150,000 or less and, in certain circumstances, up to a 90% guaranty. The maximum SBA 7(a) loan amount is $5 million and typically these loans are real estate secured loans and mature in 10 years or less. The guaranty is conditional and covers a portion of the risk of payment default by the borrower, but not the risk of improper underwriting and servicing by the lender. Consideration for the sale includes the cash received as well as the related servicing asset. We receive servicing fees ranging from 0.25% to 1.00% for the services provided. The portions of the SBA 7(a) loans not sold but collateralized are monitored by the collateral type and are included in our loans held for investment portfolio.

The SBA 504 loan program is not guaranteed by the SBA, as there is a junior lien loan that is funded separately by the SBA. The SBA 504 loan program consists of real estate backed commercial mortgages where we have the first mortgage and the SBA has the second mortgage on the property.

Generally, we have a 50% loan-to-value ratio on SBA 504 loan program loans at the origination date. Our SBA 504 loans are typically made to manufacturing companies, wholesalers and retailers, hotels/motels, and other service businesses for the purpose of purchasing real estate, refinancing real estate, and property improvements or business equipment needs. SBA 504 loans can have maturities of up to 25 years. In addition to real estate, collateral may also include inventory, accounts receivable and equipment. SBA loans are personally guaranteed.

As of December 31, 2025, we had $175.7 million of SBA loans, representing 5.9% of total loans held for investment, and there were $473 thousand non-performing SBA loans.

Consumer Loans

We occasionally make loans to individuals for personal and household purposes, including secured and unsecured installment loans and revolving lines of credit. Consumer loans are underwritten based on the borrower's income, current debt level, past credit history, and the availability and value of collateral. Consumer rates are both fixed and variable, with negotiable terms. Our installment loans typically amortize over periods of up to 5 years. Although we typically require monthly payments of interest and a portion of the principal on our loan products, we will offer consumer loans with a single maturity date when a specific source of repayment is available. Also included in our consumer loan portfolio were consumer solar panel loans that were acquired as part of the merger with CALB. At December 31, 2025, the consumer solar panel loans were transferred to loans held for sale at fair value. They consist of residential solar panel loans to consumers with an average individual term ranging from 10 to 20 years and are primarily collateralized by the related equipment. These loans were originated and serviced by unaffiliated third parties. Consumer loans are generally considered to have greater risk than first or second mortgages on real estate because they may be unsecured, or, if they are secured, the value of the collateral may be difficult to assess and more likely to decrease in value than real estate. As of December 31, 2025, we had $2.2 million consumer loans, representing 0.0% of total loans held for investment. There were no nonaccrual consumer loans at December 31, 2025.

Debt Securities

Our debt securities portfolio is classified as either "held-to-maturity" or "available-for-sale." Debt securities are classified as held-to-maturity when we have the positive intent and ability to hold the securities to maturity. Debt securities classified as "available-for-sale" may be sold prior to maturity due to changes in interest rates, prepayment risks, availability of alternative investments, or to meet our liquidity needs. At December 31, 2025, debt securities held-to-maturity and available-for sale had carrying amounts of $52.9 million and $234.9 million, respectively. Our held-to-maturity and available-for-sale debt securities represented 1.31% and 5.82%, respectively, of total assets at December 31, 2025.

The primary objective of our investing activities is to provide for the safety of the principal invested. Our secondary considerations include the maximization of earnings, liquidity and to help decrease our overall exposure to changes in interest rates. We generally invest in bonds with lower credit risk, primarily those secured by government agencies or highly rated municipalities, to assist in the diversification of credit risk within our asset base.

Currently, we primarily invest in agency securities, municipal bonds, mortgage-backed securities, collateralized mortgage obligations securities, SBA loan pools securities, and U.S. Treasury securities.

Deposit Products

We offer comprehensive treasury services tools that are designed to improve our clients' cash flow, minimize unnecessary fees, and maximize their earnings. These services are offered at our branch locations and include analyzed business checking accounts, remote deposit capture, ACH origination, cash vault services, courier service, and lockbox processing. Transaction accounts and time deposits are tailored to our customers and are relationship-based. Our customers primarily include businesses, business owners and their trusts, limited liability corporations, business partnerships, associations, organizations and governmental authorities. Our deposits are insured by the FDIC up to statutory limits of $250,000 per depositor. As of December 31, 2025, we had total deposits of $3.37 billion, including noninterest-bearing demand deposits of $1.18 billion, or 35.0% of total deposits. Our total deposit cost was 1.55% for the year ended December 31, 2025.

We participate in the Certificate of Deposit Account Registry Service ("CDARS") and IntraFi Network Insured Cash Sweep ("ICS") networks. We receive an equal dollar amount of deposits ("reciprocal deposits") from other participating banks in exchange for the deposits we place into the networks to fully qualify large customer deposits for FDIC insurance. These reciprocal deposits are not required to be treated as brokered deposits up to the lesser of 20% of the Bank's total liabilities or $5 billion. Reciprocal deposits are recorded as interest-bearing non-maturity deposits in the consolidated balance sheets. As of December 31, 2025, total reciprocal deposits were $743.6 million, or 22.1% of Bank's total deposits.

Total interest-bearing non-maturity deposits at December 31, 2025 were $2.06 billion, representing 61.2% of total deposits. Total time deposits at December 31, 2025 were $128.2 million, representing 3.8% of total deposits. We had $45.4 million CDARS deposits. We participated in the Time Deposit Program administered by the California State Treasurer in 2025 and 2024. As of December 31, 2025, time deposits from the State of California totaled $5.0 million. In connection with our participation in this program, we had $5.0 million in letters of credit issued by FHLB as collateral at December 31, 2025. We had $3.8 million brokered time deposits, representing 0.1% of total deposits at December 31, 2025.

Implications of Being an Emerging Growth Company

We qualify as an emerging growth company as that term is used in the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"). An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

- a requirement to have only two years of audited financial statements and only two years of related management's discussion and analysis of financial condition and results of operations;
- exemption from the auditor attestation requirement in the assessment of the emerging growth company's internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002;
- reduced disclosure about the emerging growth company's executive compensation arrangements; and
- no non-binding advisory votes on executive compensation or golden parachute arrangements.

We could remain an emerging growth company until the earliest of (i) the end of the fiscal year following the fifth anniversary of the completion of our initial public offering which would be December 31, 2028, (ii) the last day of the first fiscal year in which our annual gross revenues exceed $1.235 billion, (iii) the date that we become a "large accelerated filer" as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (iv) the date on which we have issued more than $1.0 billion in non-convertible debt during the preceding three year period. We have elected to take advantage of the reduced disclosure requirements described above regarding our executive compensation arrangements for purposes of this annual report. In addition, we expect to take advantage of certain of the reduced reporting and other requirements of the JOBS Act with respect to the periodic reports we will file with the SEC and proxy statements that we use to solicit proxies from our shareholders.

In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards; however, we have irrevocably "opted out" of this provision, and we will comply with new or revised accounting standards to the same extent that compliance is required for non-emerging growth public companies. See our discussion in "Item 1A - Risk Factors."

Employees

As of December 31, 2025, we had 288 full-time equivalent employees. None of our employees are represented by any collective bargaining unit or is party to a collective bargaining agreement. We consider our relationship with our employees to be good and have not experienced interruptions of operations due to labor disagreements.

We provide competitive compensation and benefits packages to our employees. In addition to salaries, we provide annual bonus opportunities to all employees, and we offer a 401(k) plan with an employer matching contribution, healthcare and insurance benefits, as well as flexible and health care savings accounts.

General Corporate Information

Our principal executive offices are located at 12265 El Camino Real, Suite 210, San Diego, California 92130 and our telephone number at that address is (844) 265-7622. Additional information can be found on our website: www.californiabankofcommerce.com. Information on our website or any other website is not incorporated by reference herein and does not constitute a part of this annual report.

Public Information

Our SEC filings are available to the public on the SEC's Internet site at http://www.sec.gov. You may also obtain these documents, free of charge, from the investor relations section of our website at http://www.californiabankofcommerce.com.

Supervision and Regulation

We are extensively regulated under federal and state law. As a bank holding company, the Company is subject to the Bank Holding Company Act of 1956, as amended (the "Bank Holding Company Act"), and its primary regulator is the Federal Reserve. As a national bank, the Bank is supervised by the OCC, which has responsibility to ensure safety and soundness of the national banking system; ensure fair and equal access to financial services; enforce anti-money and anti-terrorism finance laws; and for national banks with less than $10 billion in assets, enforce consumer protection regulations. In addition, as an insured depository institution, we are subject to regulation by the FDIC.

Federal and state laws and regulations generally applicable to financial institutions regulate our scope of business, investments, reserves against deposits, capital levels, the nature and amount of collateral for loans, the establishment of branches, mergers, acquisitions, dividends, and other matters. This regulation and supervision by the federal banking agencies is intended primarily for the protection of clients and depositors, the stability of the U.S. financial system, and the Deposit Insurance Fund administered by the FDIC and not for the benefit of shareholders or debt holders.

The following discussion explains the major legislation and regulation affecting the banking industry and how that legislation and regulation affects our business. The following summary is qualified by reference to the statutory and regulatory provisions discussed. Changes in applicable laws or regulations may have a material effect on our business and prospects, and legislative changes and the policies of various regulatory authorities may significantly affect our operations. We cannot predict the effect that fiscal or monetary policies, or new federal or state legislation or regulation may have on our future business and earnings.

Capital Adequacy

Bank holding companies and depository institutions are generally required to maintain minimum levels of capital and are subject to consolidated risk-based and leverage capital rules. Under the Federal Reserve's Small Bank Holding Company Policy Statement (Regulation Y, Appendix C), qualifying bank holding companies with total consolidated assets of less than $3 billion are exempt from these consolidated capital rules. Prior to the Merger during the third quarter of 2024, the Company qualified for treatment under the Small Bank Holding Company Policy Statement and, therefore, was not subject to consolidated capital rules at the bank holding company level. Beginning in the third quarter of 2024, the Company became subject to the consolidated capital rules at the bank holding company level.

The federal banking agencies have adopted minimum risk-based capital requirements (Tier 1 capital, common equity Tier 1 capital ("CET1") and total capital) and leverage capital requirements, as well as guidelines that define components of the calculation of capital and the level of risk associated with various types of assets. Financial institutions are expected to maintain a level of capital commensurate with the risk profile assigned to their assets in accordance with the guidelines.

In addition to the minimum risk-based capital and leverage ratios, banking organizations must maintain a "capital conservation buffer" consisting of CET1 in an amount equal to 2.5% of risk-weighted assets in order to avoid restrictions on their ability to make capital distributions and to pay certain discretionary bonus payments to executive officers. In order to avoid those restrictions, the capital conservation buffer effectively increases the minimum CET1 capital, Tier 1 capital, and total capital ratios for U.S. banking organizations to 7.0%, 8.5%, and 10.5%, respectively. A banking organization with capital levels falling within the buffer may be required to limit dividends, share repurchases or redemptions (unless replaced within the same calendar quarter by capital instruments of equal or higher quality), and discretionary bonus payments.

The following table presents the capital ratios applicable to the Company and the Bank:

	Minimum Capital Required		
	To be Adequately Capitalized	With Capital Conservation Buffer	To be Well-Capitalized under PCA Provisions[1]
As of December 31, 2025:			
Total Capital (to Risk-Weighted Assets)	8.0%	10.5%	10.0%
Tier 1 Capital (to Risk-Weighted Assets)	6.0%	8.5%	8.0%
CET1 Capital (to Risk-Weighted Assets)	4.5%	7.0%	6.5%
Tier 1 Capital (to Average Assets)	4.0%	4.0%	5.0%

(1)   For Bank only.

The capital rules require that goodwill and other intangible assets (other than mortgage servicing assets), net of associated deferred tax liabilities ("DTLs"), be deducted from CET1 capital. Additionally, deferred tax assets ("DTAs") that arise from net operating loss and tax credit carryforwards, net of associated DTLs and valuation allowances, are fully deducted from CET1 capital. However, DTAs arising from temporary differences that could not be realized through net operating loss carrybacks, along with mortgage servicing assets and "significant" (defined as greater than 10% of the issued and outstanding common stock of the unconsolidated financial institution) investments in the common stock of unconsolidated "financial institutions" are partially included in CET1 capital, subject to deductions defined in the rules.

Banking regulators also consider interest rate risk (arising when the interest rate sensitivity of a banking organization's assets does not match the sensitivity of its liabilities or its off-balance-sheet position) in the evaluation of capital adequacy. Banking organizations with excessive interest rate risk exposure are required to hold additional amounts of capital against their exposure to losses resulting from that risk. Through the risk-weighting of assets, the regulators also require banks to incorporate market risk components into their risk-based capital. Under these market risk requirements, capital is allocated to support the amount of market risk related to a banking organization's lending and trading activities.

Enforcement Powers

If a federal banking agency determines that the financial condition, capital resources, asset quality, earnings prospects, management, liquidity, or other aspects of a bank holding company, a bank or their operations are unsatisfactory or that it or its management was in violation of any law or regulation, the agency has the authority to take a number of different remedial actions as it deems appropriate under the circumstances. These actions include the power to enjoin any "unsafe or unsound" banking practices; to require that affirmative action be taken to correct any conditions resulting from any violation of law or unsafe or unsound practice; to issue an administrative order that can be judicially enforced; to require that it increase its capital; to restrict its growth; to assess civil monetary penalties against it or its officers or directors; to remove officers and directors of the bank; and if the federal banking agency concludes that such conditions at the bank holding company or the bank cannot be corrected or there is an imminent risk of loss to depositors, to terminate a bank's deposit insurance, which would then require it to cease its banking operations.

Regulation of the Company

As a bank holding company, we are subject to supervision, regulation and examination by the Federal Reserve under the Bank Holding Company Act and the regulations of the Federal Reserve. We are required to file quarterly reports with the Federal Reserve and to provide additional information as the Federal Reserve may require. The Federal Reserve regularly examines us, may examine any of our subsidiaries and charges us for the cost of the examinations. The Federal Reserve also has extensive enforcement authority over bank holding companies, as discussed above, and may require that a holding company divest subsidiaries (including its bank subsidiaries).

Acquisitions of Banks. The Bank Holding Company Act requires every bank holding company to obtain the prior approval of the Federal Reserve before:

- acquiring direct or indirect ownership or control of any voting shares of any bank if, after the acquisition, the bank holding company will directly or indirectly own or control more than 5% of the bank's voting shares;
- acquiring all or substantially all of the assets of any bank; or
- merging or consolidating with any other bank holding company.

Additionally, the Bank Holding Company Act provides that the Federal Reserve may not approve any of these transactions if it would result in or tend to create a monopoly, substantially lessen competition, or otherwise function as a restraint of trade, unless the anti-competitive effects of the proposed transaction are clearly outweighed by the public interest in meeting the convenience and needs of the communities to be served. The Federal Reserve is also required to consider the financial and managerial resources and future prospects of the bank holding companies and banks involved in the transaction. The Federal Reserve's consideration of financial resources generally focuses on capital adequacy, which is discussed above.

Change in Bank Control. Subject to various exceptions, the Bank Holding Company Act and the Change in Bank Control Act of 1978, as amended, together with related regulations, require Federal Reserve approval prior to any person or company acquiring "control" of a bank holding company. Control exists if an individual or company acquires 25% or more of any class of voting securities of the bank holding company. Control is generally presumed to exist if a person or company acquires 10% or more, but less than 25%, of any class of voting securities of the bank holding company, but the regulations set forth certain circumstances in which this presumption does not apply, and the regulations also provide a procedure for challenging presumptions of control.

Permitted Activities. The Bank Holding Company Act generally prohibits a bank holding company from engaging in activities other than banking, managing or controlling banks or other permissible subsidiaries, and from acquiring or retaining direct or indirect control of any company engaged in any activities other than those determined by the Federal Reserve to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. The Gramm Leach Bliley Act ("GLBA") expanded the permissible activities of a bank holding company that qualifies as a financial holding company to engage in activities that are financial in nature or incidental or complementary to financial activities. Those activities include, among other activities, certain insurance, advisory and securities activities. We have not elected to be a financial holding company.

Imposition of Liability for Undercapitalized Subsidiaries: Source of Strength. Under the Federal Deposit Insurance Act (the "FDIA") federal banking agencies are required to take "prompt corrective action" should an insured depository institution fail to meet certain capital adequacy standards. In the event an institution becomes "undercapitalized," it must submit a capital restoration plan. The capital restoration plan will not be accepted by the regulators unless each company "having control of" the undercapitalized institution "guarantees" the subsidiary's compliance with the capital restoration plan until it becomes "adequately capitalized." For purposes of this statute, the Company controls the Bank. The FDIA grants greater powers to bank regulators in situations where an institution becomes "significantly" or "critically" undercapitalized or fails to submit a capital restoration plan. For example, a bank holding company controlling such an institution can be required to obtain prior Federal Reserve approval of proposed distributions, or might be required to consent to a merger or to divest the troubled institution or other affiliates. See "*Regulation of the Bank — Prompt Corrective Action*" below.

Federal law and Federal Reserve policy require that the Company act as a source of financial and managerial strength to the Bank, committing capital resources to the Bank when needed, including at times when it may not be in a financial position to do so. As discussed above, the Company could be required to guarantee a capital plan of the Bank if it becomes undercapitalized for purposes of banking regulations. Any capital loans by a bank holding company to its subsidiary bank are subordinate in right of payment to deposits and to certain other indebtedness of such subsidiary bank. The Bank Holding Company Act provides that, in the event of a bank holding company's bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a bank subsidiary will be assumed by the bankruptcy trustee and entitled to priority of payment.

Restrictions on Dividends and Stock Repurchases. Our ability to pay dividends to our shareholders is limited by the regulations and policies of the Federal Reserve applicable to bank holding companies and general corporate law. The Federal Reserve's consolidated capital rules require bank holding companies to maintain a minimum "capital conservation buffer" on top of each of the minimum risk-based capital ratios to avoid restrictions on capital distributions such as dividends and equity repurchases. See "Capital Adequacy" above. In addition, it is the Federal Reserve's policy that a bank holding company should generally pay dividends on common stock only out of current income available over the past year, and only if prospective earnings retention is consistent with the organization's expected future needs and financial condition, and current Federal Reserve policy further calls for a bank holding company to consult with the Federal Reserve before repurchasing shares or paying dividends during a quarter in an amount that exceeds its earnings for the quarter. It is also the Federal Reserve's policy that bank holding companies should not maintain dividend levels that undermine their ability to be a source of strength to their banking subsidiaries. The Federal Reserve has indicated that bank holding companies should carefully review their dividend policies and has discouraged payment ratios that are at maximum allowable levels unless both asset quality and capital are very strong.

Bank holding companies must consult with the Federal Reserve before redeeming any equity or other capital instrument included in regulatory capital prior to stated maturity if such redemption could have a material effect on the level or composition of the organization's capital base. Bank holding companies experiencing financial weaknesses, or that are at significant risk of developing financial weaknesses, must consult with the Federal Reserve before redeeming or repurchasing common stock or other regulatory capital instruments.

As a California corporation, we are subject to California law, which permits California corporations to distribute cash or property to shareholders, including as a dividend or repurchase or redemption of shares, if the corporation meets either a retained earnings test or a "balance sheet" test. Under the retained earnings test, we may make a distribution from retained earnings to the extent that our retained earnings exceed the sum of the amount of the distribution plus the amount, if any, of dividends in arrears on shares with preferential dividend rights. We may also make a distribution if, immediately after the distribution, the value of our assets equals or exceeds the sum of our total liabilities plus the liquidation preference of any shares which have a preference upon dissolution over the rights of shareholders receiving the distribution. Indebtedness is not considered a liability if the terms of such indebtedness provide that payment of principal and interest thereon are to be made only if, and to the extent that, a distribution to shareholders could be made under the balance sheet test. In addition, we may not make distributions if we are, or as a result of the distribution would be, likely to be unable to meet our liabilities (except those whose payment is otherwise adequately provided for) as they mature.

The holding company declared its first quarterly cash dividend of $0.10 per share on its common stock in December 2025 and repurchased 211,928 shares at a weighted average market price of $15.89 and a total cost of $3.4 million under its share repurchase plan during the year ended December 31, 2025. The primary source of capital for the Company's payment of any dividend or its repurchase of stock is expected to be the Bank, through the Bank's payment of dividends or management fees to the Company.

During the years ended December 31, 2025 and 2024 there were $60.0 million and zero, respectively, in dividends paid by the Bank to the Company. The ability of the Bank to pay cash dividends or fees to the Company is limited by law and regulation, as described in "*Regulation of the Bank — Dividend Restrictions Applicable to the Bank*," below.

Regulation of the Bank

The Bank is a national banking association chartered under the National Bank Act. As a national bank, the Bank is subject to supervision and regulation by the OCC, the chartering authority for national banks. The deposit accounts of the Bank are insured by the FDIC to the maximum extent provided under federal law and the Bank is therefore subject to certain FDIC regulations as well. The OCC regularly examines the Bank's operations and has the authority to approve or disapprove mergers, the establishment of branches and similar corporate actions. The OCC also has the power to bring enforcement actions prohibiting the continuance or development of unsafe or unsound banking practices or other violations of law as discussed above. The Bank is also subject to numerous state and federal statutes and regulations that affect the Bank, its business, activities, and operations.

Prompt Corrective Action. The federal banking regulators are required to take "prompt corrective action" with respect to capital-deficient institutions. For this purpose, federal banking regulations define five capital categories: "well-capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" and "critically undercapitalized." As of December 31, 2025, the Bank's capital levels exceeded the minimum levels required to be considered "well-capitalized," which means it had a common equity Tier 1 capital ratio of 6.5% or higher; a Tier I risk-based capital ratio of 8.0% or higher; a total risk-based capital ratio of 10.0% or higher; and a leverage ratio of 5.0% or higher. The following table sets forth the minimum regulatory capital levels for each category:

Capital Category	Total Risk-Based Capital Ratio	Tier 1 Risk-Based Capital Ratio	Common Equity Tier 1 (CET1) Capital Ratio	Leverage Ratio	Tangible Equity to Assets	Supplemental Leverage Ratio
Well-Capitalized	10% or greater	8% or greater	6.5% or greater	5% or greater	n/a	n/a
Adequately Capitalized	8% or greater	6% or greater	4.5% or greater	4% or greater	n/a	3% or greater
Undercapitalized	Less than 8%	Less than 6%	Less than 4.5%	Less than 4%	n/a	Less than 3%
Significantly Undercapitalized	Less than 6%	Less than 4%	Less than 3%	Less than 3%	n/a	n/a
Critically Undercapitalized	n/a	n/a	n/a	n/a	Less than 2%	n/a

An institution's capital category is determined solely for the purpose of applying prompt corrective action regulations, and the capital category may not constitute an accurate representation of the institution's overall financial condition or prospects for other purposes. An institution may be downgraded to a capital category that is lower than indicated by its capital ratios if it is determined to be in an unsafe or unsound condition or if it receives an unsatisfactory examination rating with respect to certain matters. Failure to meet capital guidelines could subject a bank to a variety of enforcement remedies, including issuance of a capital directive, the termination of deposit insurance by the FDIC, a prohibition on accepting brokered deposits, and certain other restrictions on its business.

Federal banking regulators are required to take various mandatory supervisory actions and are authorized to take other discretionary actions with respect to institutions in the three undercapitalized categories: undercapitalized, significantly undercapitalized, and critically undercapitalized. The severity of the action depends upon the capital category in which the institution is placed. As an institution's capital decreases, the regulators' enforcement powers become more severe.

In the event an institution becomes "undercapitalized," it must submit a capital restoration plan. The federal banking regulators require that each company having control of the undercapitalized institution guarantees the subsidiary depository institution's compliance with the capital restoration plan up to a certain specified amount. Any such guarantee from a depository institution's holding company is entitled to a priority of payment in bankruptcy.

The bank regulators have greater power in situations where an institution becomes "significantly" or "critically" undercapitalized or fails to submit a capital restoration plan. In addition to requiring undercapitalized institutions to submit a capital restoration plan, bank regulations contain broad restrictions on certain activities of undercapitalized institutions including asset growth, acquisitions, branch establishment and expansion into new lines of business. With certain exceptions, an insured depository institution is prohibited from making capital distributions, including dividends, and is prohibited from paying management fees to control persons if the institution would be undercapitalized after any such distribution or payment.

A significantly undercapitalized institution is subject to mandated capital raising activities, restrictions on interest rates paid and transactions with affiliates, removal of management, and other restrictions. Generally, subject to a narrow exception, the banking regulator must appoint a receiver or conservator for an institution that is critically undercapitalized.

Banks with risk-based capital and leverage ratios below the required minimums may also be subject to certain administrative actions, including the termination of deposit insurance upon notice and hearing, or a temporary suspension of insurance without a hearing in the event the institution has no tangible capital.

Dividend Restrictions Applicable to the Bank. The primary source of funds for the Company is expected to be dividends paid by the Bank. OCC regulations impose various restrictions on the ability of a national bank to make capital distributions, including dividends, stock redemptions or repurchases, and certain other distributions. Generally, a national bank may make capital distributions during any calendar year equal to up to 100% of net income for the year-to-date plus retained net income for the two preceding years without prior OCC approval. However, the OCC may restrict dividends by an institution deemed to be in need of more than normal supervision. Dividends can also be restricted if the capital conservation buffer requirement is not met. During 2025 and 2024, the Bank paid dividends to the holding company of $60.0 million, and zero, respectively.

Acquisitions and Branching. The OCC must approve the Bank's acquisition of other financial institutions and certain other acquisitions, such as the acquisition and assumption of the deposits of another depository institution. In September 2024, the OCC adopted a final rule and policy statement regarding its review of Bank Merger Act applications for OCC-supervised institutions, including the Bank. The final rule eliminates a Bank Merger Act applicant's ability to file a streamlined application form for certain types of acquisitions and removes the expedited review process for Bank Merger Act applications. The rules and policy statement identify general principles for the OCC's review of applications under the Bank Merger Act, including indicators for applications likely consistent with approval and applications that raise supervisory or regulatory concerns, additional considerations regarding financial stability, managerial and financial resources, and convenience and needs statutory factors, and clarify the OCC's decision process for extending the public comment period or holding a public meeting under the Bank Merger Act. The final rule and policy statement suggest that the OCC will give additional scrutiny to transactions subject to the Bank Merger Act.

Generally, the Bank may establish branches nationwide, but branching by acquisition may be restricted by applicable state law.

Lending Limits. The Bank's ability to make aggregate loans-to-one-borrowing relationship is generally limited to 15% of unimpaired capital and surplus. If the loan is secured by readily marketable collateral, the limit is raised by 10%, bringing the total to 25% of unimpaired capital and surplus. Capital and surplus means Tier 1 and Tier 2 capital plus the amount of ACL not included in Tier 2 capital. We do not have loans in excess of our loans-to-one borrower limit.

FDIC Insurance Assessments. The Bank's deposits are insured by the Deposit Insurance Fund of the FDIC up to the maximum amount permitted by law. As an FDIC insured financial institution, we are subject to deposit insurance assessments as determined by the FDIC.

Under the FDIC's risk-based deposit premium assessment system, the assessment rates for an insured depository institution are determined by an assessment rate calculator, which is based on a number of elements that measure the risk each institution poses to the Deposit Insurance Fund. As a result of the Dodd-Frank Act, the calculated assessment rate is applied to average consolidated assets less the average tangible equity of the insured depository institution during the assessment period to determine the dollar amount of the quarterly assessment. Premiums are assessed quarterly and could increase if, for example, criticized loans and leases and/or other higher risk assets increase or balance sheet liquidity decreases. In addition, the FDIC can impose special assessments in certain instances.

On April 1, 2024, the FDIC adopted a final rule imposing a special assessment for the recovery of losses to the Deposit Insurance Fund stemming from the protection of uninsured depositors after the closures of Silicon Valley Bank and Signature Bank. The final rule exempts most Insured Depository Institutions that are part of a small banking organization from making payments under the special assessment. The special assessment will not apply to any banking organizations with total assets under $5 billion. As of December 31, 2025, the Bank's total assets were $4.03 billion and was not subject to this special assessment.

Concentrations in Commercial Real Estate Lending. The federal banking regulators have issued guidance to identify institutions that may be exposed to potential significant CRE lending risks and may therefore warrant greater supervisory scrutiny. The guidance includes the following numerical tests:

- total reported loans for construction, land development and other land represent 100% or more of the institution's total risk-based capital, or
- total CRE loans represent 300% or more of the institution's total risk-based capital, and the outstanding balance of the institution's CRE loan portfolio has increased by 50% or more during the previous 36 months.

The guidance does not limit a bank's levels of CRE lending activities, but rather guides institutions in developing risk management practices and levels of capital that are commensurate with the level and nature of their CRE concentrations. Banking regulators expect banks with concentrations of CRE loans to maintain appropriate underwriting discipline, risk-management and capital commensurate with the level and nature of their CRE risks.

Community Reinvestment Act. The CRA requires that the federal banking agencies evaluate the record of each financial institution in meeting the credit needs of its local community, including low- and moderate-income neighborhoods. Federal banking agencies must consider an institution's CRA compliance in approving mergers, acquisitions, and applications to open a branch. Failure to adequately meet these criteria could impose additional requirements and limitations on the Bank. Additionally, the Bank must publicly disclose the terms of various CRA-related agreements. The Bank received a "satisfactory" overall rating in its most recent CRA evaluation in 2024. This was comprised of an "outstanding" rating on Community Development, and "satisfactory" on lending, under the Intermediate Small Bank regulatory criteria.

On October 24, 2023, the federal regulatory agencies jointly issued a final rule to strengthen and modernize regulations implementing the CRA. On March 29, 2024, a federal district court in Texas granted a preliminary injunction barring implementation of the final rule in response to a lawsuit filed by several trade groups. Subsequently, in light of ongoing legal challenges to the 2023 CRA rule, the agencies on July 16, 2025, proposed rescinding the rule and reinstating the prior CRA regulatory framework, which would be substantially equivalent to the regulations in effect before the 2023 rule, subject to certain technical updates. While the rescission proposal remains subject to notice-and-comment rulemaking, the prior regulatory framework continues to govern CRA evaluations.

Anti-Money Laundering and Suspicious Activity. Several federal laws, including the Bank Secrecy Act, the Money Laundering Control Act and the Patriot Act require all financial institutions, including banks, to implement policies and procedures relating to anti-money laundering, compliance, suspicious activities, and currency transaction reporting and due diligence on clients. The Bank Secrecy Act requires financial institutions to develop and maintain a program reasonably designed to ensure and monitor compliance with its requirements, to train employees to comply with and to test the effectiveness of the program. Any failure to meet the requirements of the Bank Secrecy Act can result in the imposition of substantial penalties and in adverse regulatory action against the noncompliant bank. The Patriot Act also requires federal bank regulators to evaluate the effectiveness of an applicant in combating money laundering when determining whether to approve a proposed bank acquisition.

Transactions with Affiliates and Insiders. We are subject to the provisions of Regulation W promulgated by the Federal Reserve, which implements Sections 23A and 23B of the Federal Reserve Act. Regulation W places limits and conditions on the amount and terms of the Bank's loans or extensions of credit to, investments in, or certain other transactions with the Company or any other affiliated entity. Regulation W also prohibits, among other things, a depository institution from engaging in certain transactions with certain affiliates unless the transactions are on terms substantially the same, or at least as favorable to such institution or its subsidiaries, as those prevailing at the time for comparable transactions with non-affiliated companies. Federal law also places restrictions on the Bank's ability to extend credit to its executive officers, directors, principal shareholders and their related interests. These extensions of credit must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated third parties; and must not involve more than the normal risk of repayment or present other unfavorable features.

Data Privacy and Cybersecurity. The GLBA and the implementing regulations issued by federal regulatory agencies require financial institutions (including banks, insurance agencies, and broker-dealers) to adopt policies and procedures regarding the disclosure of nonpublic personal information about their customers to non-affiliated third parties. In general, financial institutions are required to explain to customers their policies and procedures regarding the disclosure of such nonpublic personal information and, unless otherwise required or permitted by law, financial institutions are prohibited from disclosing such information except as provided in their policies and procedures. The GLBA established certain information security guidelines that require each financial institution to maintain a comprehensive written information security program designed to ensure the security and confidentiality of customer information, to protect against anticipated threats or hazards to the security or integrity of such information, and to protect against unauthorized access to or use of such information that could result in substantial harm or inconvenience to any customer.

Recent cyber-attacks against banks and other financial institutions that resulted in unauthorized access to confidential customer information have prompted the federal banking regulators to issue extensive guidance on cybersecurity. Among other things, financial institutions are expected to design multiple layers of security controls to establish lines of defense and ensure that their risk management processes address the risks posed by compromised customer credentials, including security measures to authenticate customers accessing internet-based services. A financial institution is expected to have a robust business continuity program to recover from a cyberattack and procedures for monitoring the security of third-party service providers that may have access to nonpublic data at the institution.

Consumer Laws and Regulations. We are subject to consumer laws and regulations intended to protect consumers in transactions with depository institutions, as well as other laws or regulations affecting customers of financial institutions generally. These laws and regulations include, among others, the Truth in Lending Act, the Truth in Savings Act, the Electronic Funds Transfer Act, the Expedited Funds Availability Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Real Estate Settlement and Procedures Act, the Fair Credit Reporting Act and the Federal Trade Commission Act, among others.

The Dodd-Frank Act centralized responsibility for federal consumer financial protection including implementing, examining and enforcing compliance with federal consumer financial laws with the Consumer Financial Protection Bureau (the "CFPB"). Depository institutions with less than $10 billion in assets, such as the Bank, are subject to rules promulgated by the CFPB but are examined and supervised by federal banking regulators for consumer compliance purposes. The Dodd-Frank Act also gives state attorneys general the ability to enforce federal consumer protection laws.

Future Legislation and Regulation

Legislative acts are periodically introduced in both Congress and the California legislature. Regulators have increased their focus on the regulation of the financial services industry in recent years, leading in many cases to greater uncertainty and compliance costs for regulated entities. New proposals that could substantially intensify the regulation of the financial services industry have been and may be expected to continue to be introduced in the United States Congress, in state legislatures, and by applicable regulatory authorities. These proposals may change banking statutes and regulations and our operating environment in substantial and unpredictable ways. If enacted, these proposals could increase or decrease the cost of doing business, limit or expand permissible activities or affect the competitive balance among banks, savings associations, credit unions, and other financial institutions. The new presidential administration, along with numerous members of Congress, has advocated for reforms in financial services regulation. These reforms may include amendments to the Dodd-Frank Act, other federal banking laws, and structural changes to the CFPB. We cannot predict whether any of these proposals will be enacted and, if enacted, the effect that these proposals, or any implementing regulations, would have on our business, consolidated financial condition and consolidated results of operations.

Item 1A. Risk Factors

Investing in our common stock involves a significant degree of risk. You should carefully consider the following risk factors which we have identified as being material to us, in addition to the other information contained in this annual report, including our consolidated financial statements and related notes, before deciding to invest in our common stock. Any of the following risks, as well as risks that we do not know or that we currently deem immaterial, could have a material adverse effect on our business, consolidated financial condition, consolidated results of operations and future prospects. As a result, the trading price of our common stock could decline, and you could lose all or part of your investment.

Risk Factors Summary

This section summarizes some of the risks potentially affecting our business, consolidated financial condition, consolidated results of operations and future prospects. These risks and others are discussed in more detail further below in this section. You should consider this summary together with the more detailed information provided below.

Economic, Market and Investment Risks

- We may be adversely affected by the lack of soundness of other financial institutions.
- We face risks related to severe weather, natural disasters, acts of terrorism and global conflicts.
- We are particularly vulnerable to an economic downturn in California.
- We have a significant number of loans secured by real estate, and a downturn in the local real estate market could negatively impact our profitability.
- Changes in interest rates may affect net interest income and otherwise negatively impact our consolidated financial condition and consolidated results of operations.

Risks Related to Lending and Credit

- We may not be able to measure and limit our credit risk adequately, which could lead to unexpected losses. Our allowance for credit losses may not be adequate to cover actual losses.
- Regulatory policies regarding commercial real estate loans could limit our ability to leverage our capital and limit our growth.
- The appraisals value of the real estate that secures a significant portion of our loan portfolio may not be realizable if we foreclose on such loans.
- The small- to medium-sized businesses that we lend to may have fewer resources to weather adverse business developments, which may impair our borrowers' ability to repay loans.
- Our loan portfolio may be subject to increased concentration and volatility risks due to variability, driven by large relationship-based lending commitments.
- Our construction and land development loans involve additional risks that could results in higher losses.

Liquidity and Capital Risks

- A lack of liquidity, or an increase in the cost of liquidity could materially impair our ability to fund our operations and jeopardize our consolidated financial condition.
- We may need to raise additional capital, but additional capital may not be available.
- We rely on the dividends and return of capital from our Bank subsidiary.

Strategic and Competitive Risks

- We face risks related to our growth, expansion and any acquisitions we may pursue.
- We may experience goodwill impairment.
- Our reputation is critical to the success of our business and our failure to maintain our reputation may materially adversely affect our performance.
- New lines of business, products, product enhancements or services may subject us to additional risk.
- Competition may limit our growth and profitability.
- We rely heavily on our executive management team and other key personnel.

Regulatory and Compliance Risks

- We operate in a highly regulated environment and the laws and regulations regarding capital requirements, anti-money laundering, information security and many other aspects of our business. Our failure to comply could adversely affect us and our future growth.

- We are subject to laws regarding the privacy, information security and protection of personal information and any violation of these laws could damage our reputation or otherwise adversely affect our business.
- Our failure to comply with stringent capital requirements could result in regulatory criticism, requirements and restrictions.
- We face a risk of noncompliance and enforcement action with the Bank Secrecy Act and other anti-money laundering statutes and regulations.

Technology Risks

- Our failure to keep up with the rapid technological changes in the financial services industry could have an adverse effect on our competitive position and profitability.
- We face risks related to network failures, cyberattacks and data security breaches, which could subject us to increased operating costs as well as litigation and other liabilities.
- The development and use of artificial intelligence may result in reputational harm or liability, or could adversely affect our business.

Operational Risks

- Our enterprise risk management framework may not be effective in mitigating risk, including those related to fraud or data processing errors.
- We are subject to certain operational risks, including, but not limited to, internal or external fraud and data processing system failures and errors.
- We depend on the use of data, modeling and estimates, yet the data, models and estimates we use may be inaccurate or incorrect.
- We may be subject to environmental liabilities in connection with the real properties we own and the foreclosure on real estate assets securing our loan portfolio.
- We may fail to maintain effective internal controls over financial reporting.
- We rely on third-party service providers for key aspects of our operations.
- Climate change could have a material negative impact on us and our clients.
- Our consolidated financial statements are based in part on assumptions and estimates which, if incorrect, could cause unexpected losses in the future.

Risks Related to an Investment in our Common Stock

- We may reduce or discontinue the payment of dividends on our common stock.
- As an emerging growth company, we may take advantage of reduced regulatory and reporting requirements under the federal securities laws, which may make our common stock less attractive to investors.
- We may issue additional equity securities which may adversely affect existing holders of our common stock.
- Our common stock is not insured or guaranteed by the FDIC.

Risk Factors

ECONOMIC, MARKET AND INVESTMENT RISKS

We may be adversely affected by the lack of soundness of other financial institutions

The failures of some depository institutions have raised concerns among depositors that their deposits may be at risk. While we believe the Bank is operated in a safe and sound manner, a market-wide loss of depositor confidence caused by the failures or the perceived unsoundness of other depository institutions could lead to deposit outflows at the Bank, potentially at levels that could require that we borrow funds or sell securities or other assets to address liquidity concerns, any of which could adversely affect our consolidated operating results, business prospects and capital.

Our ability to engage in routine funding transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Financial services companies may be interrelated as a result of trading, clearing, counterparty, and other relationships. We have exposure to different industries and counterparties, and through transactions with counterparties in the financial services industry, including broker-dealers, commercial banks, investment banks, and other financial intermediaries. As a result, defaults by, declines in the financial condition of, or even rumors or questions about, one or more financial services companies, or the financial services industry generally, could lead to market-wide liquidity problems and losses or defaults by us or other institutions. These losses could have an adverse effect on our business, consolidated financial condition and consolidated results of operations.

We face risks related to severe weather, natural disasters, acts of terrorism and global conflicts.

Severe weather, natural disasters, acts of terrorism, global conflicts, or other similar events have in the past, and may in the future have, a negative impact on our business and operations. Our business and most of the collateral securing our loans are concentrated in California, which is prone to earthquakes, fires, mudslides, drought, flooding and other natural disasters, including the January 2025 Los Angeles county wildfires. These events impact us negatively to the extent that they result in reduced capital markets activity, lower asset price levels, destruction of residential and commercial properties, or disruptions in general economic activity in the United States or abroad, or in financial market settlement functions. Disruptions to our clients could result in increased risk of delinquencies, defaults, foreclosures and losses on our loans.

Our business is concentrated in California and we are particularly vulnerable to an economic downturn in our primary market area.

We primarily serve businesses, organizations and individuals located in California. As a result, we are exposed to risks associated with lack of geographic diversification. An economic downturn or decrease in property values in California, adverse changes in laws or regulations in California could impact the credit quality of our assets, the businesses of our customers and the ability to expand our business. Our success significantly depends upon the growth in population, income levels, commerce, deposits and housing in our market area. If the communities in which we operate do not grow or if prevailing economic conditions locally or nationally are unfavorable, our business may be negatively affected.

Additionally, our business and our customers may be affected by shifts in federal trade policy and judicial interpretations of trade authorities. In February 2026, the U.S. Supreme Court ruled that the President does not have authority under the International Emergency Economic Powers Act to impose broad tariffs without explicit congressional authorization, striking down major tariffs previously in place. This decision may reduce certain costs for import-dependent businesses and ease inflationary pressures in affected sectors, but it also introduces uncertainty regarding future trade policy, potential tariff refund claims and shifting trade relationships. The ruling, and any subsequent legislative or executive actions in response, could influence costs for manufacturers and resellers, alter demand for U.S. exports, and affect broader economic conditions. Prolonged uncertainty or volatility in trade policy and economic conditions - whether arising from the Supreme Court's decision, legislative responses, or other shifts in federal trade authority - could negatively affect consumer spending, business investment and economic growth, which in turn could adversely impact credit quality, loan growth, and demand for banking products and services. Any such effects could materially and adversely affect our consolidated financial condition and consolidated results of operations.

We have a significant number of loans secured by real estate, and a downturn in the local real estate market could negatively impact our profitability.

The market value of the real estate securing loans as collateral could be adversely affected by unfavorable changes in market and economic conditions. Adverse developments affecting commerce or real estate values in the local economies in our primary market areas could increase the credit risk associated with our loan portfolio and have an adverse impact on our revenues and consolidated financial condition. Declines in the real estate market could hurt our business because if real estate values were to decline, the collateral for our loans would provide less security. As a result, our ability to recover on defaulted loans by selling the underlying real estate would be diminished, and we would be more likely to suffer losses on defaulted loans.

Interest rate shifts may affect net interest income and otherwise negatively impact our consolidated financial condition and consolidated results of operations.

The majority of our banking assets are monetary in nature and subject to risk from changes in interest rates. Like most banks, our earnings and cash flows depend to a great extent upon the level of our net interest income, or the difference between the interest income we earn on loans, investments and other interest-earning assets, and the interest we pay on interest-bearing liabilities, such as deposits and borrowings. Changes in interest rates can increase or decrease our net interest income, because different types of assets and liabilities may react differently, and at different times, to market interest rate changes.

When interest-bearing liabilities mature or reprice more quickly, or to a greater degree than interest-earning assets in a period, an increase in interest rates could reduce net interest income. Similarly, when interest-earning assets mature or reprice more quickly, or to a greater degree than interest-bearing liabilities, falling interest rates could reduce net interest income. An increase in interest rates may, among other things, reduce the demand for loans and our ability to originate loans and decrease loan repayment rates. Conversely, a decrease in the general level of interest rates may affect us through, among other things, increased prepayments on our loan portfolio and increased competition for deposits. Accordingly, changes in the level of market interest rates affect our net yield on interest-earning assets, loan origination volume and our overall results of operations. Although our asset-liability management strategy is designed to control and mitigate exposure to the risks related to changes in market interest rates, those rates are affected by many factors outside of our control, including governmental monetary policies, inflation, deflation, recession, changes in unemployment, the money supply, international disorder and instability in domestic and foreign financial markets.

We expect that we will periodically experience "gaps" in the interest rate sensitivities of our assets and liabilities, meaning that either our interest-bearing liabilities will be more sensitive to changes in market interest rates than our interest earning assets, or vice versa. In either case, if market interest rates should move contrary to our position, this gap will negatively impact our earnings. The impact on earnings is more adverse when the slope of the yield curve flattens; that is, when short-term interest rates increase more than long-term interest rates or when long-term interest rates decrease more than short-term interest rates.

Changes to prevailing interest rates could, among other things, (1) affect our ability to originate loans at competitive rates or reduce the demand for loans, which could limit our loan growth, (2) increase loans costs for existing borrowers with variable rate loans, potentially impacting credit quality, (3) make it more difficult or costly for us to obtain and retain deposits, which could reduce our net interest margin or our liquidity, (4) reduce the fair value of our financial assets and liabilities, which could result in losses or (5) change the average duration of our loan portfolios and other interest-earning assets. A prolonged period of extremely volatile and unstable market conditions could increase our funding costs and negatively affect market risk mitigation strategies. Any steps we may take to mitigate these risks could impact our growth, credit quality and overall profitability.

RISKS RELATED TO LENDING AND CREDIT

Our loan portfolio exposes us to credit risk, but we may not be able to measure and limit our credit risk adequately, which could lead to unexpected losses.

The business of lending is inherently risky, including risks that the principal or interest on any loan will not be repaid in a timely manner or at all or that the value of any collateral supporting the loan will be insufficient to cover losses in the event of a default. Our risk management practices, such as managing the concentration of our loans within specific industries, loan types and geographic areas, and our credit approval practices may not adequately reduce credit risk. Further, our credit administration personnel, policies and procedures may not adequately adapt to changes in economic or any other conditions affecting clients and the quality of the loan portfolio. A failure to effectively measure and manage the credit risk, including non-performing assets, associated with our loan portfolio could lead to unexpected losses and have an adverse effect on our business, consolidated financial condition and consolidated results of operations.

Our allowance for credit losses may not be adequate to cover actual losses.

We maintain an allowance for credit losses ("ACL"), which is established to absorb future expected credit losses. We have a proactive program to monitor credit quality and to identify loans that may become non-performing; however, at any time there could be loans in the portfolio that may result in losses, but that have not been identified as non-performing or potential problem credits. We may be unable to identify all deteriorating credits prior to them becoming non-performing assets, or to limit losses on those loans that are identified. With respect to real estate loans and property taken in satisfaction of such loans ("other real estate owned" or "OREO"), we can be required to recognize significant declines in the value of the underlying real estate collateral quite suddenly as values are updated through appraisals and evaluations (new or updated) performed in the normal course of monitoring the credit quality of the loans. We monitor the adequacy of our ACL and may need to increase it if, for example, economic conditions deteriorate, property values decrease or expected credit losses otherwise increase. The OCC reviews our ACL as an integral part of its examination process and may require that we increase it based on their judgment, which may be different than ours. Additional provision to increase the ACL, should they become necessary, would decrease our net income and reduce our capital.

Regulatory policies regarding loans secured by commercial real estate could limit our ability to leverage our capital and adversely affect our growth and profitability.

The federal banking agencies have issued guidance regarding concentrations in CRE lending for institutions that are deemed to have particularly high concentrations of CRE loans within their lending portfolios. Under this guidance, an institution that has (i) total reported loans for construction, land development, and other land which represent 100% or more of the institution's total risk-based capital; or (ii) total CRE representing 300% or more of the institution's total risk-based capital, where the outstanding balance of the institution's CRE loan portfolio has increased 50% or more during the prior 36 months, is identified as having potential CRE concentration risk. An institution that is deemed to have concentrations in CRE lending is expected to employ heightened levels of risk management with respect to its CRE portfolios, and may be required to maintain higher levels of capital.

As of December 31, 2025, our CRE loans for purposes of this guidance represented 469.3% of our total risk-based capital. As of December 31, 2025, total loans secured by CRE under construction and land development represented 28.0% of our total risk-based capital. As a result, the OCC could view the Bank as having a high concentration of CRE loans under this guidance.

Although we actively work to manage our CRE concentration and believe that our underwriting policies, management information systems, independent credit administration process, and monitoring of real estate loan concentrations are appropriate to address our CRE concentration, we face heightened regulatory scrutiny as a result of our CRE loan concentrations. The OCC or other federal regulators could become concerned about our CRE loan concentrations and we cannot guarantee that any risk management practices we implement will be effective to prevent losses relating to our CRE portfolio. Further, we could be required to maintain higher levels of capital as a result of our CRE concentration, which could limit our growth, require us to obtain additional capital, and have an adverse effect on our business, consolidated financial condition and consolidated results of operations.

We rely upon independent appraisals to determine the value of the real estate that secures a significant portion of our loans, and the values indicated by such appraisals may not be realizable if we are forced to foreclose upon such loans.

A significant portion of our loan portfolio consists of loans secured by real estate. We rely upon independent appraisers at the time of origination to estimate the value of such real estate. Appraisals are only estimates of value, and the soundness of those estimates may be affected by volatility in the real estate market or other changes in market conditions. In addition, the independent appraisers may make mistakes of fact or judgment, which adversely affect the reliability of their appraisals. In addition, events occurring after the initial appraisal may cause the value of the real estate to increase or decrease. For example, since 2020 and in light of the prevalence of hybrid work arrangements and associated lower occupancy rates, the value of commercial real estate secured by office properties has generally declined. As a result of these factors, the real estate securing some of our loans is less valuable than anticipated at the time the loans were made. If a default occurs on a loan secured by real estate that is less valuable than originally estimated, we may not be able to recover the outstanding balance of the loan and will suffer a loss.

The small- to medium-sized businesses that we lend to may have fewer resources to weather adverse business developments, which may impair our borrowers' ability to repay loans.

We target our business development and marketing strategy to serve the banking and financial services needs of our community, including small- to medium-sized businesses and real estate owners. These small- to medium-sized businesses frequently have smaller market share than their competition, may be more vulnerable to economic downturns, often need substantial additional capital to expand or compete and may experience significant volatility in operating results. Any one or more of these factors may impair the borrower's ability to repay a loan. In addition, the success of a small- to medium-sized business often depends on the management talents and efforts of one or two persons or a small group of persons, and the death, disability or resignation of one or more of these persons could have a material adverse impact on the business and its ability to repay a loan. Economic downturns and other events that negatively impact our market areas could cause us to incur substantial credit losses that could negatively affect our consolidated financial condition and consolidated results of operations.

Our loan portfolio may be subject to increased concentration and volatility risks due to variability, driven by large relationship-based lending commitments.

Our loan portfolio includes a limited number of large, real estate secured relationships and lending commitments that are significant in relation to our overall balance sheet. These large, well secured relationships may cause the loan portfolio to experience limited period-to-period variability, as the origination, repayment capacity, or modification of such loans may result in meaningful fluctuations in loan balances, asset quality metrics, earnings, and capital ratios. Due to our portfolio characteristics compared to other larger institutions, adverse developments affecting a single large relationship, such as changes in cash flows, liquidity, collateral values, or local economic condition - could have a disproportionate impact on our financial condition and results of operations. In addition, repayments or paydowns of large commercial lending commitments may result in limited opportunities in redeploying capital efficiently, which could constrain growth and negatively affect profitability if suitable lending opportunities are not available on comparable terms.

Our construction and land development loans involve additional risks that could result in higher losses.

At December 31, 2025, our construction and land development loans totaled $134.3 million, or 4.4% of our loans held for investment portfolio, excluding SBA loans. Typical for the construction loan segment, these loans involve additional risks because funds are advanced upon the progress of the project, which often exhibits volatile completion value, as among other things, costs may exceed realizable values in declining real estate markets. A downturn in the commercial real estate market could increase delinquencies, defaults and foreclosures, and significantly impair the value of our collateral and our ability to sell the collateral upon foreclosure. During the term of construction loans, often no payment from the borrower is required since the accumulated interest is included in the loan commitment through an interest reserve. As a result, construction loans often involve the disbursement of substantial funds with repayment dependent, in part, on the success of the ultimate project and the ability of the borrower to sell, operate, or lease the property, rather than the ability of the borrower or guarantor to repay principal and interest.

Properties under construction are often difficult to sell, either by the borrower of the bank upon foreclosure, and typically must be completed in order to be successfully sold, which may increase our loss exposure. Further, in the case of speculative construction loans, there is the added risk associated with the borrower obtaining a take-out commitment for a permanent loan. Loans on secured by land under development or held for future construction also pose additional risk because of the lack of income production by the property, the volatility of the future value, and the potential illiquid nature of the collateral. For these reasons and uncertainties, and typical for this product type, construction and land development loans may represent greater risks than other types of loans.

LIQUIDITY AND CAPITAL RISKS

Liquidity, primarily through deposits, is essential to our business. A lack of liquidity, or an increase in the cost of liquidity could materially impair our ability to fund our operations and jeopardize our consolidated financial condition, consolidated results of operation and cash flows.

Liquidity represents an institution's ability to provide funds to satisfy demands from depositors, borrowers and other creditors by either converting assets into cash or accessing new or existing sources of incremental funds. Liquidity risk arises from the possibility that we may be unable to satisfy current or future funding requirements and needs.

Liquidity is essential for the operation of our business. Market conditions, unforeseen outflows of funds or other events could have a negative effect on our level or cost of funding, affecting our ongoing ability to accommodate liability maturities and deposit withdrawals, meet contractual obligations, and fund new business transactions at a reasonable cost and in a timely manner. If our access to stable and low-cost sources of funding, such as client deposits, is reduced, we may need to use alternative funding, which could be more expensive or of limited availability. Any substantial, unexpected or prolonged changes in the level or cost of liquidity could affect our business adversely.

Deposit levels may be affected by several factors, including rates paid by competitors, general interest rate levels, returns available to customers on alternative investments, customers seeking to maximize deposit insurance by limiting their deposits at a single financial institution to $250,000, general economic and market conditions and other factors. Loan repayments are a relatively stable source of funds but are subject to the borrowers' ability to repay loans, which can be adversely affected by a number of factors including changes in general economic conditions, adverse trends or events affecting business industry groups or specific businesses, declines in real estate values or markets, business closings or lay-offs, inclement weather, natural disasters and other factors.

Furthermore, loans generally are not readily convertible to cash. From time to time, if our ability to raise funds through deposits, borrowings, the sale of investment securities and other sources are not sufficient to meet our liquidity needs, we may be required to rely on alternative funding sources of liquidity to meet growth in loans, deposit withdrawal demands or otherwise fund operations. Such alternative funding sources include FHLB advances, Federal Reserve borrowings, brokered deposits, unsecured federal funds lines of credit from correspondent banks and/or accessing the equity or debt capital markets. The availability of these alternative funding sources is subject to broad economic conditions, to regulation and to investor assessment of our financial strength and, as such, the cost of funds may fluctuate significantly and/or the availability of such funds may be restricted, thus impacting our net interest income, our immediate liquidity and/or our access to additional liquidity. Additionally, if we fail to remain " well-capitalized" our ability to utilize brokered deposits may be restricted. We have somewhat similar risks to the extent high balance core deposits (defined as noninterest-bearing demand, interest-bearing NOW, money market and savings account customer relationships, excluding brokered deposits) exceed the amount of deposit insurance coverage available.

We anticipate we will continue to rely primarily on deposits, loan repayments, and cash flows from our investment securities to provide liquidity. Additionally, when necessary, the alternative funding sources of borrowed funds described above will be used to augment our primary funding sources. An inability to maintain or raise funds (including the inability to access alternative funding sources) in amounts necessary to meet our liquidity needs would have a substantial negative effect, individually or collectively, on our liquidity. Our access to funding sources in amounts adequate to finance our activities, or on terms attractive to us, could be impaired by factors that affect us specifically or the financial services industry in general. For example, factors that could detrimentally impact our access to liquidity sources include our consolidated financial results, a decrease in the level of our business activity due to a market downturn or adverse regulatory action against us, a reduction in our credit rating, any damage to our reputation, counterparty availability, changes in the activities of our business partners, changes affecting our loan portfolio or other assets, or any other event that could cause a decrease in depositor or investor confidence in our creditworthiness and business. Those factors may lead to depositors withdrawing their deposits or creditors limiting our borrowings. A portion of our deposits may exceed FDIC insurance limits, and uninsured depositors may be more likely to withdraw their funds during periods of actual or perceived financial stress affecting us or the banking industry generally. Rapid and unexpected deposit outflows, including those driven by negative publicity, social media, or a loss of depositor confidence, could require us to seek more expensive or less readily available alternative funding sources, which could materially and adversely affect our liquidity, net interest margin, and overall financial condition.

Our access to liquidity could also be impaired by factors that are not specific to us, such as general business conditions, interest rate fluctuations, severe volatility or disruption of the financial markets, bank closures or negative views and expectations about the prospects for the financial services industry as a whole, or legal, regulatory, accounting, and tax environments governing our funding transactions. In addition, our ability to raise funds is strongly affected by the general state of the U.S. and world economies and financial markets as well as the policies and capabilities of the U.S. government and its agencies, and may remain or become increasingly difficult due to economic and other factors beyond our control. Any such event or failure to manage our liquidity effectively could affect our competitive position, increase our borrowing costs and the interest rates we pay on deposits, limit our access to the capital markets and have a material adverse effect on our consolidated financial condition and consolidated results of operations.

We may need to raise additional capital, but additional capital may not be available.

We may need to raise additional capital, in the future, to support our growth, strategic objectives or to meet regulatory or other internal requirements. Our ability to access the capital markets, if needed, will depend on a number of factors, including our consolidated financial condition, our business prospectus and the state of the financial markets. If capital is not available on favorable terms when we need it, we may have to either issue common stock or other securities on less than desirable terms or curtail our growth until market conditions become more favorable. Any diminished ability to raise additional capital, if needed, could restrict our ability to grow, require us to take actions that would affect our earnings negatively or otherwise affect our business and our ability to implement our business plan, capital plan and strategic goals adversely. Such events could have a material adverse effect on our business, consolidated financial condition and consolidated results of operations.

We rely on the dividends and return of capital we receive from our bank subsidiary.

The Company is a separate and distinct legal entity from the Bank. As a holding company with no significant assets other than the Bank, the Company depends on dividends from the Bank to fund operating expenses, service debt, pay dividends, repurchase shares, and pay taxes. The Bank paid $60.0 million in dividends to the Company during 2025. The ability of the Bank to pay dividends or make other capital distributions is subject to the restrictions of the National Bank Act and the requirement that the Bank maintains a certain minimum amount of capital to be considered a "well capitalized" institution as well as a separate capital conservation buffer. See "*Supervision and Regulation - Capital Adequacy.*" Details regarding the Bank's actual capital amounts and ratios and the amount of required capital are included in Note 17 — *Regulatory Matters* of the Notes to Consolidated Financial Statements included in Item 8 of this annual report. In addition, it is possible, depending upon the financial condition of the Bank and other factors, that the OCC could assert that payment of dividends or other payments is an unsafe or unsound practice.

In the event the Bank is unable to pay dividends to the Company, the Company could have difficulty meeting its other financial obligations and may need to seek other forms of liquidity, such as the sale of stock or indebtedness. The inability of the Bank to pay dividends to the Company could have a material adverse effect on our business, including the market price of our common stock.

STRATEGIC AND COMPETITIVE RISKS

Our growth, expansion and any acquisitions we may pursue may strain our ability to manage our operations and financial resources.

As part of our growth strategy, we intend to pursue prudent and commercially attractive acquisitions that will position us to capitalize on market opportunities.

Acquiring other banks or branches involves risks commonly associated with acquisitions including, among other things, the risk of incurring substantial expenses in pursuing potential acquisitions without completing such acquisitions, the risk that acquisition activity may divert our management's attention from other aspects of our business, the difficulty in estimating the value of a target company, and the risk that an acquired business may not perform in accordance with our expectations. Our failure to manage acquisitions and other significant transactions successfully may have a material adverse effect on our consolidated financial condition and consolidated results of operations, and cash flows.

We may experience goodwill impairment.

Goodwill is initially recorded at fair value and is not amortized but is reviewed at least annually or more frequently if events or changes in circumstances indicate that the carrying value may not be fully recoverable. If our estimates of goodwill fair value change, we may determine that impairment charges are necessary. The determination of whether impairment has occurred, takes into consideration a number of factors including, but not limited to, operating results, business plans, economic projections, anticipated future cash flows, and current market data. Our goodwill was not considered impaired as of December 31, 2025 and 2024; however, no assurance can be given that we will not record an impairment loss on goodwill in the future and any such impairment loss could have a material adverse effect on our business, consolidated financial condition, and our consolidated results of operations. Furthermore, even though goodwill is a non-cash item, significant impairment of goodwill could subject us to regulatory limitations, including the ability to pay dividends on our common stock.

Our reputation is critical to the success of our business and our failure to maintain our reputation may materially adversely affect our performance.

Our reputation is one of the most valuable assets of our business. A key component of our business strategy is to rely on our reputation for customer service and knowledge of local markets to expand our presence by capturing new business opportunities from existing and prospective customers in our market area and contiguous areas. As such, if our reputation is negatively affected, by the actions of our employees or otherwise, our business and, therefore, our consolidated results of operations may be materially adversely affected.

New lines of business, products, product enhancements or services may subject us to additional risk.

From time to time, we may implement new lines of business, or offer new products and product enhancements as well as new services within our existing lines of business. In developing, implementing or marketing new lines of business, products, product enhancements or services, we may invest significant time and resources, yet our new products or product enhancements may not be successful or may require more resources or expertise than we anticipated. We may also face factors, such as regulatory compliance, competitive alternatives and shifting market preferences, any of which may impact the success of a new line of business or offerings of new products, product enhancements or services. Failure to successfully manage these risks in the development and implementation of new lines of business or offerings of new products, product enhancements or services could have a material adverse effect on our business, consolidated financial condition and consolidated results of operations.

Competition may limit our growth and profitability.

Competition in the banking and financial services industry is intense. We compete with commercial banks, credit unions, mortgage banking firms, finance companies, non-bank lenders including "fintech" lending and payment companies, securities brokerage firms, insurance companies, money market funds and other mutual funds, as well as regional and national financial institutions that operate offices in our market areas and elsewhere. Many of these competitors have substantially greater name recognition, resources and lending limits than we do and may offer certain services or prices for services that we do not or cannot provide. Our profitability depends upon our continued ability to successfully compete in our markets.

We rely heavily on our executive management team and other key personnel for our successful operation, and we could be adversely affected by the unexpected loss of their services.

Our success depends in large part on the performance of our key personnel that have substantial experience and tenure with us and in the markets that we serve. Our continued success and growth depend in large part on the efforts of these key personnel and ability to attract, motivate and retain highly qualified senior and middle management and other skilled employees to complement and succeed to our core senior management team.

REGULATORY AND COMPLIANCE RISKS

We operate in a highly regulated environment and the laws and regulations that govern our operations, corporate governance, executive compensation and accounting principles, or changes in them, or our failure to comply with them, could adversely affect us and our future growth.

Bank holding companies and banks are highly regulated under federal and state law. As such, we are subject to extensive regulation, supervision and legal requirements from government agencies such as the Federal Reserve, the OCC and the FDIC, which govern almost all aspects of our operations. Compliance with laws and regulations can be difficult and costly, and changes to laws and regulations often impose additional operating costs. Our failure to comply with these laws and regulations, could subject us to restrictions on our business activities, enforcement actions and fines and other penalties, any of which could adversely affect our results of operations, regulatory capital levels and the price of our common stock.

As part of the bank regulatory process, the OCC and the Federal Reserve periodically conduct examinations of our businesses, including compliance with laws and regulations. If, as a result of an examination, either of these banking agencies were to determine that our financial condition, capital adequacy, asset quality, earnings prospects, management capability, liquidity, asset sensitivity to market risks, asset management, risk management or other aspects of any of our operations have become unsatisfactory, or that we or our management were in violation of any law or regulation, our regulators may take a number of different remedial actions as they deem appropriate. These actions include the power to enjoin "unsafe or unsound" practices, to require affirmative actions to correct any conditions resulting from any violation or practice, to issue an administrative order that can be judicially enforced, to direct an increase in our capital levels, to pay additional deposit insurance premiums, to restrict our growth, to assess civil monetary penalties against us, our officers or directors, to remove our officers and directors and, if it is concluded that such conditions cannot be corrected or there is an imminent risk of loss to depositors, terminate our deposit insurance and our charter to operate. If we become subject to such regulatory actions, our business, consolidated financial condition and consolidated results of operations, and reputation could be adversely affected.

We are subject to laws regarding the privacy, information security and protection of personal information and any violation of these laws could damage our reputation or otherwise adversely affect our business.

Our business requires the collection and retention of volumes of customer data in various information systems that we maintain and in those maintained by third party service providers. We are subject to complex and evolving laws and regulations regarding privacy and data protection including the GLBA and the California Consumer Privacy Act. If personal, confidential or proprietary information of customers or others were to be mishandled or misused (in situations where, for example, such information was erroneously provided to parties who are not permitted to have the information or where such information was intercepted or otherwise compromised by third parties), we could be exposed to litigation or regulatory sanctions under privacy and data protection laws. Concerns regarding the effectiveness of our measures to safeguard data could cause us to lose customers or potential customers and reduce our revenue. Accordingly, any failure, or perceived failure, to comply with applicable privacy or data protection laws may subject us to inquiries, examinations and investigations that could result in requirements to modify or cease certain operations or practices or result in significant liabilities, fines or penalties, and could damage our reputation and otherwise adversely affect our operations, consolidated financial condition and consolidated results of operations.

Our failure to comply with stringent capital requirements could result in regulatory criticism, requirements and restrictions.

We are subject to capital adequacy guidelines and other regulatory requirements specifying minimum amounts and types of capital which we must maintain. If we fail to meet the minimum capital guidelines and other regulatory requirements as applicable to us, then we may be restricted in the types of activities that we may conduct, and we may be prohibited from taking certain capital actions. Failure to meet minimum capital requirements could result in certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a material adverse effect on our financial condition and results of operations. The application of more stringent capital requirements could, among other things, adversely affect our results of operations and growth, require the raising of additional capital, restrict our ability to pay dividends or repurchase shares and result in regulatory actions if we were to be unable to comply with such requirements. See "Supervision and Regulation - Capital Requirements." Details regarding the Bank's actual capital amounts and ratios and the amount of required capital are included in Note 17 — *Regulatory Matters* of the Notes to Consolidated Financial Statements included in Item 8 in this annual report.

We face a risk of noncompliance and enforcement action with the Bank Secrecy Act and other anti-money laundering statutes and regulations.

The Bank Secrecy Act, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the "USA Patriot Act"), and other laws and regulations require financial institutions to institute and maintain an effective anti-money laundering program and file suspicious activity and currency transaction reports. There is also increased scrutiny of compliance with the sanctions programs and rules administered and enforced by the Treasury Department's Office of Foreign Assets Control.

To comply with laws and guidelines in this area, we have dedicated significant resources to our anti-money laundering program. If our policies, procedures and systems are deemed deficient, we could be required to dedicate additional resources to our anti-money laundering program and could be subject to liabilities, including fines, and regulatory enforcement actions restricting our growth and restrictions on future acquisitions and de novo branching.

TECHNOLOGY RISKS

Failure to keep up with the rapid technological changes in the financial services industry could have an adverse effect on our competitive position and profitability.

The financial services industry is undergoing rapid technological changes, with frequent introductions of new technology-driven products and services, including the use of artificial intelligence and machine learning to interact with customers and review and analyze data. The effective use of technology increases efficiency and enables financial institutions to better serve customers and reduce costs. Our future success will depend, in part, upon our ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands for convenience, as well as to create additional efficiencies in our operations. Many of our competitors have substantially greater resources to invest in technological improvements than we have. As a result, competitors may be able to offer additional or superior products compared to those that we will be able to provide, which would put us at a competitive disadvantage. We may not be able to implement new technology-driven products and services effectively or be successful in marketing these products and services to our customers. Failure to keep pace successfully with technological change affecting the financial services industry could harm our ability to compete effectively and could have an adverse effect on our business, growth and consolidated results of operations.

System failure or breaches of our network security, including as a result of cyber-attacks or data security breaches, could subject us to increased operating costs as well as litigation and other liabilities.

The computer systems and network infrastructure we use may be vulnerable to physical theft, fire, power loss, telecommunications failure or a similar catastrophic event, as well as security breaches, denial of service attacks, viruses, worms and other disruptive problems caused by hackers. Further, our remediation efforts in response to these events may not be successful. Any damage or failure that causes breakdowns or disruptions in our customer relationship management, general ledger, deposit, loan and other systems could damage our reputation, result in a loss of customer business, subject us to additional regulatory scrutiny for failure to comply with required information security standards, or expose us to civil litigation and possible financial liability, any of which could have a material adverse effect on us. The continued evolution and increased usage of artificial intelligence technologies may further increase these risks.

Computer break-ins, phishing and other disruptions could also jeopardize the security of information stored in and transmitted through our computer systems and network infrastructure. Information security risks have generally increased in recent years in part because of the proliferation of new technologies, the use of the internet and telecommunications technologies to conduct financial transactions, and the increased sophistication and activities of organized crime, hackers, terrorists, activists, and other external parties. Our operations rely on the secure processing, transmission and storage of confidential information in our computer systems and networks. In addition, to access our products and services, our customers may use devices that are beyond our control systems. Although we believe we have robust information security procedures and controls, our technologies, systems, networks, and our customers' devices may become the target of cyber-attacks or information security breaches that could result in the unauthorized release, gathering, monitoring, misuse, loss or destruction of our or our customers' confidential, proprietary and other information, or otherwise disrupt our or our customers' or other third parties' business operations. As cyber threats continue to evolve, we may be required to expend significant additional resources to continue to modify or enhance our protective measures or to investigate and remediate any information security vulnerabilities.

We are under continuous threat of loss due to hacking and cyber-attacks especially as we continue to expand customer capabilities to utilize internet and other remote channels to transact business. Two of the most significant cyber-attack risks that we face are e-fraud and loss of sensitive customer data. Loss from e-fraud occurs when cybercriminals breach and extract funds directly from customer or our accounts. Attempts to breach sensitive customer data, such as account numbers and social security numbers, present significant reputational, legal and/or regulatory costs to us, if successful. Our risk and exposure to these matters remains heightened because of the evolving nature and complexity of these threats from cybercriminals and hackers, our plans to continue to provide internet banking and mobile banking channels, and our plans to develop additional remote connectivity solutions to serve our customers. We cannot assure that we will not be the victim of successful hacking or cyberattacks in the future that could cause us to suffer material losses or that our efforts to remediate any such attack will be successful. The occurrence of any cyber-attack or information security breach could result in potential liability to customers, reputational damage and the disruption of our operations, and regulatory concerns, all of which could adversely affect our business, consolidated financial condition and consolidated results of operations.

The development and use of artificial intelligence presents risk and challenges that may adversely impact our business.

The use of artificial intelligence in our marketplace may result in reputational harm or liability, or could otherwise adversely affect our business. Artificial intelligence, including generative artificial intelligence, is or may be enabled by or integrated into our products and services or those developed by our third-party partners. As with many developing technologies, artificial intelligence presents risks and challenges that could affect its further development, adoption, and use, and therefore our business. Artificial intelligence algorithms may be flawed. Datasets may contain biased information or otherwise be insufficient; and inappropriate or controversial data practices could impair the acceptance of artificial intelligence solutions and result in burdensome new regulations. If the analyses that products incorporating artificial intelligence assist in producing for us or our third-party partners are deficient, biased or inaccurate, we could be subject to competitive harm, potential legal liability and brand or reputational harm. The use of artificial intelligence may also present ethical issues. If we or our third-party partners offer artificial intelligence enabled products that are controversial because of their purported or real impact on human rights, privacy, or other issues, we may experience competitive harm, potential legal liability and brand or reputational harm. In addition, we expect that governments will continue to assess and implement new laws and regulations concerning the use of artificial intelligence, which may affect or impair the usability or efficiency of our products and services and those developed by our third-party partners.

OPERATIONAL RISKS

Our enterprise risk management framework may not be effective in mitigating risk and reducing the potential for losses.

Our enterprise risk management framework seeks to mitigate risk and loss to us. We have established comprehensive policies and procedures and an internal control framework designed to provide a sound operational environment for the types of risk to which we are subject, including credit risk, market risk (interest rate and price risks), liquidity risk, operational risk, compliance risk, legal risk, strategic risk, and reputational risk. However, as with any risk management framework, there are inherent limitations to our current and future risk management strategies, including risks that we have not appropriately anticipated or identified. In addition, our businesses and the markets in which we operate are continuously evolving. We may fail to adequately or timely enhance our enterprise risk framework to address those changes. If our enterprise risk framework is ineffective, either because it fails to keep pace with changes in the financial markets, regulatory requirements, our businesses, our counterparties, clients or service providers or for other reasons, we could incur losses, suffer reputational damage or find ourselves out of compliance with applicable regulatory or contractual mandates.

We are subject to certain operational risks, including, but not limited to, internal or external fraud and data processing system failures and errors.

Employee errors and employee and customer misconduct could subject us to financial losses or regulatory sanctions and seriously harm our reputation. Misconduct by our employees could include hiding unauthorized activities from us, improper or unauthorized activities on behalf of our customers or improper use of confidential information. It is not always possible to prevent employee errors and misconduct, and the precautions we take to prevent and detect this activity may not be effective in all cases. Employee errors could also subject us to financial claims for negligence.

We maintain a system of internal controls and insurance coverage to mitigate against operational risks, including data processing system failures and errors and customer or employee fraud. If our internal controls fail to prevent or detect an occurrence, or if any resulting loss is not insured or exceeds applicable insurance limits, it could have a material adverse effect on our business, consolidated financial condition and consolidated results of operations.

This risk of loss also includes the potential legal actions that could arise as a result of operational deficiencies or as a result of non-compliance with applicable regulatory standards, adverse business decisions or their implementation, or customer attrition due to potential negative publicity.

We depend on the use of data and modeling in our management's decision-making, and faulty data or modeling approaches could negatively impact our decision-making ability or possibly subject us to regulatory scrutiny in the future.

The use of statistical and quantitative models and other quantitatively-based analyses is prevalent in bank decision making and regulatory compliance processes, and the use of such analyses is becoming increasingly widespread in our operations. Liquidity stress testing, interest rate sensitivity analysis, allowance for credit losses measurement, portfolio stress testing and the identification of possible violations of anti-money laundering regulations are examples of areas in which we are dependent on models and the data that underlie them. We anticipate that model-derived insights will be used more widely in our decision making in the future. While these quantitative techniques and approaches improve our decision making, they also create the possibility that faulty data or flawed quantitative approaches could yield adverse outcomes or regulatory scrutiny. Secondarily, because of the complexity inherent in these approaches, misunderstanding or misuse of their outputs could similarly result in suboptimal decision making, which could have an adverse effect on our business, consolidated financial condition and consolidated results of operations.

We may be subject to environmental liabilities in connection with the real properties we own and the foreclosure on real estate assets securing our loan portfolio.

A significant portion of our loan portfolio is secured by real estate. In the course of our business, we may foreclose and take title to real estate and could be subject to environmental liabilities with respect to these properties. We may be held liable to a government entity or to third parties for property damage, personal injury, investigation and clean-up costs incurred by these parties in connection with environmental contamination, or may be required to clean up hazardous or toxic substances, or chemical releases at a property. The costs associated with investigation and remediation activities could be substantial. In addition, if we are the owner or former owner of a contaminated site, we may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from the property. These costs and claims could adversely affect our business, consolidated results of operations and prospects.

We may fail to maintain effective internal controls over financial reporting.

Our management is responsible for establishing and maintaining a system of internal controls over financial reporting that provides reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles and for evaluating and reporting on that system of internal control. We are continuing to refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file with the SEC is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers. We are also continuing to refine our internal controls over financial reporting. Maintaining and improving the effectiveness of our disclosure controls and procedures and internal controls over financial reporting will require that we continue to expend significant resources, including accounting-related costs and significant management oversight.

Nevertheless, these efforts may not be sufficient to result in an effective internal control environment. In addition, there are risks that individuals, either employees or contractors, consciously circumvent established control mechanisms by, for example, exceeding trading or investment management limitations, or committing fraud. If we fail to maintain effective internal controls over financial reporting, we may not be able to report our consolidated financial results accurately and in a timely manner, in which case our business may be harmed, investors may lose confidence in the accuracy and completeness of our consolidated financial reports, we could be subject to regulatory penalties and the price of our common stock may decline.

We rely on third-party service providers for key aspects of our operations.

We rely on third parties for certain services, including, but not limited to, our critical core banking, web hosting and other processing services. The failure of these systems, a cybersecurity breach involving any of our third-party service providers or the termination or change in terms of these services could interrupt our operations. Because our information technology and telecommunications systems interface depend on third-party systems, we could experience service denials if demand for such services exceeds capacity or such third-party systems fail or experience interruptions. Replacing vendors or addressing issues with our third-party service providers could entail significant delay, expense and disruption of service. Even if we are able to replace third-party service providers, it may be at a higher cost to us. In addition, our failure to adequately oversee the actions of our third-party service providers could result in regulatory actions against us. Any of these factors could adversely affect our business, consolidated financial condition and consolidated results of operations.

Climate change could have a material negative impact on us and our clients.

Concerns over the long-term impact of climate change could significantly affect our geographic markets and disrupt our operations, those of our customers, third parties on which we rely, or supply chains more broadly. These disruptions, including increased regulatory costs and changes in consumer behavior, could weaken economic conditions in affected markets or industries, impair customers' ability to repay loans or maintain deposits, and reduce the value of collateral securing our loans.

Our business, as well as the operations and activities of our clients, could be negatively impacted by climate change. Climate change presents both immediate and long-term risks to us and our clients, and these risks are expected to increase over time. Climate change presents multi-faceted risks, including: operational risk from the physical effects of climate events on us and our clients' facilities and other assets; credit risk from borrowers with significant exposure to climate risk; transition risks associated with the transition to a less carbon-dependent economy; and reputational risk from stakeholder concerns about our practices related to climate change, our carbon footprint, and our business relationships with clients who operate in carbon-intensive industries.

The risks associated with climate change are rapidly changing and evolving in an escalating fashion, making them difficult to assess. Any of the risks associated with climate change could have a material negative impact on our business, consolidated financial condition and consolidated results of operations.

Our consolidated financial statements are based in part on assumptions and estimates which, if incorrect, could cause unexpected losses in the future.

We have made a number of estimates and assumptions relating to the reporting of assets and liabilities, the disclosure of contingent assets and liabilities at the date of our consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period, to prepare these consolidated financial statements in conformity with GAAP. Actual results could differ from these estimates. Material estimates subject to change in the near term include, among other items, the ACL; the fair value of assets and liabilities acquired in business combinations and related purchase price allocation, the valuation of acquired loans, the valuation of goodwill and separately identifiable intangible assets associated with mergers and acquisitions, loan sales and servicing of financial assets and deferred tax assets and liabilities. These estimates may be adjusted as more current information becomes available, and any adjustment may be significant.

RISKS RELATED TO AN INVESTMENT IN OUR COMMON STOCK

We may reduce or discontinue the payment of dividends on our common stock.

Holders of our common stock are only entitled to receive such dividends as our Board of Directors declares out of funds legally available for such payments. Although we initiated the payment of a quarterly dividend in the fourth quarter of 2025, there may be circumstances under which we would reduce, suspend, or eliminate our common stock dividend in the future. This could adversely affect the market price of our common stock.

As a bank holding company, our ability to pay dividends is affected by the policies and enforcement powers of the Federal Reserve and any future payment of dividends will depend on the Bank's ability to make distributions and payments to the Company as our principal source of funds to pay such dividends. The Bank is also subject to various legal, regulatory and other restrictions on its ability to make distributions and payments to the Company. There are numerous laws and banking regulations that restrict the Bank's ability to pay dividends or make capital distributions to the Company. These statutes and regulations require, among other things, that the Bank maintain certain levels of capital in order to pay a dividend. Further, our banking authorities have the ability to restrict the Bank's payment of dividends through supervisory action. In addition, in the future, we may enter into borrowing or other contractual arrangements that restrict our ability to pay dividends. As a consequence of these various limitations and restrictions, we may not be able to make the payment of dividends on our common stock in the future.

We are an emerging growth company, and the reduced regulatory and reporting requirements applicable to emerging growth companies may make our common stock less attractive to investors.

We are an emerging growth company, as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of reduced regulatory and reporting requirements that are otherwise generally applicable to public companies. These include, without limitation, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced financial reporting requirements, reduced disclosure obligations regarding executive compensation and exemptions from the requirements of holding non-binding shareholder advisory votes on executive compensation or golden parachute payments. The JOBS Act also permits an emerging growth company such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We have irrevocably opted to decline this extended transition period, which means that any consolidated financial statements that we file will be subject to all new or revised accounting standards generally applicable to public companies. We may take advantage of some or all of these provisions for up to five years or such earlier time as we cease to qualify as an emerging growth company, which will occur if we have more than $1.235 billion in total annual gross revenue, if we issue more than $1.0 billion of non-convertible debt in a three-year period, or if we become a "large accelerated filer," in which case we would no longer be an emerging growth company as of the following December 31. Even after we no longer qualify as an emerging growth company, we may still qualify as a "smaller reporting company," as defined in Rule 12b-2 in the Exchange Act, which would allow us to take advantage of many of the same exemptions from disclosure requirements, including not being required to provide an auditor attestation of our internal control over financial reporting and reduced disclosure regarding our executive compensation arrangements in our periodic reports and proxy statements. Investors may find our common stock less attractive because we intend to rely on certain of these exemptions, which may result in a less active trading market and increased volatility in our stock price.

We may issue additional equity securities, or engage in other transactions, which could affect the priority of our common stock, which may adversely affect the market price of our common stock.

Our Board of Directors may determine from time to time that we need to raise additional capital by issuing additional shares of our common stock or other securities. Sales of substantial amounts of our common stock (including shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices of our common stock. We are not restricted from issuing additional shares of common stock, including securities that are convertible into or exchangeable for, or that represent the right to receive, common stock. We may also issue shares of preferred stock that will provide new investors with rights, preferences and privileges that are senior to, and that adversely affect, our then current common shareholders. We cannot predict or estimate the amount, timing or nature of any future offerings, or the prices at which such offerings may be completed. Any additional equity issuances may dilute the holdings of our existing shareholders or reduce the market price of our common stock, or both.

An investment in our common stock is not an insured deposit and is not guaranteed by the FDIC, so you could lose some or all of your investment.

An investment in our common stock is not a deposit account or other obligation of the Bank and, therefore, is not insured against loss or guaranteed by the FDIC, any other deposit insurance fund or by any other governmental, public or private entity. An investment in our common stock is subject to many risks, such as those described in this document and others. As a result, if you acquire our common stock, you could lose some or all of your investment.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

Risk Management and Strategy

The Company implements a comprehensive Information Security Program ("Program") to safeguard data confidentiality, integrity, and availability. The Program leverages recognized frameworks like National Institute of Standards and Technology (or "NIST") and Federal Financial Institutions Examination Council ("FFIEC") to identify, prevent, and mitigate cybersecurity threats. Regular assessments and updates ensure the Program's effectiveness in managing and reducing risk.

The Program integrates seamlessly with the Company's enterprise risk management program. Continuous threat and vulnerability assessments inform system and control updates, effectively mitigating risks. Layered security controls work together to protect customer information and transactions. Additionally, third-party experts conduct periodic program evaluations through penetration testing, audits, and best practice consultations, with results driving program improvement initiatives. As a regulated entity, the Bank undergoes regular bank regulatory examinations evaluating the information security program and its compliance with federal regulations.

The Company's third-party risk management program oversees and identifies cybersecurity threats associated with service providers. While visibility into third-party operations is limited, risk-based evaluations are conducted. These evaluations involve reviewing security assessment questionnaires, testing summaries, audit reports, and information security policies.

Recognizing the importance of continuous security awareness, the Company provides comprehensive employee training. This includes mandatory cybersecurity and fraud training at onboarding, monthly email phishing tests, and annual computer-based training.

In addition, the Company has an incident response plan ("IRP") that is activated if an event is identified by information technology or information security team or one of our third party vendors. The Company's Information Security Officer ("ISO") would activate the IRP and communicate with the team members in accordance with the IRP. If the incident is material, the Chief Risk Officer would disclose the incident to the management Disclosure Control Committee.

While no material cybersecurity incidents have been identified during the reported fiscal year, the Company acknowledges the ongoing and evolving nature of cyber threats and remains vigilant in its efforts to defend against them.

Governance

The Company's internal controls incorporate a protocol for reporting and escalating information security matters to management and the Board of Directors for resolution and, if necessary, disclosure of any material incidents. The Board oversees continuous efforts to strengthen operational resilience and receives ongoing education to enhance their oversight capabilities in the face of evolving threats. The ISO, who reports directly to the Chief Risk Officer, periodically updates the Company's management Information Technology Committee, the Company's Audit and Risk Committee ("ARC Committee") and the Board of Directors on information and cybersecurity risks, threats, exposures, and mitigation measures. The Company's IRP is regularly tested, incorporating cybersecurity scenarios.

The ISO leads program development, implementation, and reporting to the Board. The ISO possesses extensive experience with over 25 years of securing information systems and data, and holds many industry certifications including Microsoft Certified Software Engineer + Security, Exchange Security, Comptia Security+, Pentest+, Cyber Security Analyst(CYSA+), Cisco Certified Network Admin + Security enhancement, Cisco Certified Design architect and Certified Ethical Hacker. Recognizing cybersecurity as a shared responsibility, the Company conducts periodic management-level simulations and tabletop exercises with external resources and advisors as needed.

The Board of Directors provides ultimate oversight and monitoring of the Program and its policies. The ARC Committee oversees areas like information technology activities, cybersecurity-related risks, and disaster recovery processes. Additionally, management-level technology and security personnel oversee program management and related assessments, while operational committees manage specific cybersecurity-related risks.

Item 2. Properties

Our principal executive offices are located in Del Mar, California. All of our branches are located in California. As of December 31, 2025, we operated from 19 locations throughout California, including 14 branch offices (seven of which also house community banking offices), four standalone community banking offices, and one administrative office. We own three of our branch offices and lease the remaining locations and believe that, if necessary, we could secure suitable alternative properties on similar terms without materially adversely affecting operations. All of our existing facilities are considered to be adequate for our present and anticipated future use. In the opinion of management, all properties are adequately covered by insurance. For information regarding our lease commitments, refer to Note 6 - *Premises and Equipment and Leases* to the Consolidated Financial Statements.

Item 3. Legal Proceedings

The Company and its subsidiaries are parties to various claims and lawsuits arising in the course of their normal business activities. Although the ultimate outcome of these suits cannot be ascertained at this time, it is the opinion of management that none of these matters, even if it resolved adversely to the Company, will have a material adverse effect on the Company's consolidated financial position.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information; Holders of Record

Our common stock has been listed on the Nasdaq Capital Market under the symbol "BCAL" since May 11, 2023.

As of March 10, 2026, there were approximately 403 holders of record of our common stock.

Dividends

Our shareholders are entitled to receive dividends only if, when and as declared by our Board of Directors and out of funds legally available. During the year ended December 31, 2025, we paid $3.25 million in dividends to our common stockholders. We anticipate that all of our future earnings will be retained to support our operations, pay cash dividends to our common stockholders, repurchase of our common stock, and finance the growth and development of our business. We currently intend to continue to pay quarterly cash dividends on our common stock, subject to approval by our Board, although we may elect not to pay dividends or to change the amount of such dividends. Whether or not dividends, either cash or stock, will be paid in the future will be determined by our Board of Directors in its sole discretion, subject to the satisfaction of any regulatory requirements. Our profitability and regulatory capital ratios, in addition to other financial conditions, will be key factors in determining the payment of dividends.

As a California corporation, we are subject to certain restrictions on dividends under the California General Corporation Law. We are also subject to certain restrictions on the payment of cash dividends as a result of banking laws, regulations and policies. See "Item 1. Business—Supervision and Regulation—Regulation of the Company" and "Item 1. Business—Supervision and Regulation—Regulation of the Bank."

Issuer Purchases of Equity Securities

On June 14, 2023, we announced an authorized share repurchase plan, providing for the repurchase of up to 550,000 shares of our outstanding common stock, or approximately 3% of our then outstanding shares. On May 1, 2025, we announced an increase in the number of shares authorized for repurchase to up to 1,600,000 shares. The repurchase program has no expiration date and may be suspended, modified, or terminated at any time without prior notice. There were 211,928 shares repurchased under this share repurchase plan during 2025.

The following table presents information with respect to purchases made by or on behalf of us or any "affiliated purchases" (as defined in Rule 10b-18(a)(3) under the Exchange Act) of our common stock during the periods indicated:

Period	(a) Total number of shares (or units) purchased	(b) Average price paid per share (or unit)	(c) Total number of shares (or units) purchased as part of publicly announced plans or programs	(d) Maximum number of shares (or units) that may yet be purchased under the plans or programs
October 1 - 31, 2025	122,428	$ 16.37	122,428	1,388,072
November 1 - 30, 2025	—	$ —	—	1,388,072
December 1 - 31, 2025	—	$ —	—	1,388,072
Total	122,428	$ 16.37	122,428	

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our consolidated financial condition and consolidated results of operations should be read in conjunction with our consolidated financial statements and related notes. Historical consolidated results of operations and the percentage relationships among any amounts included, and any trends that may appear, may not indicate trends in operations or consolidated results of operations for any future periods. We are a bank holding company and we conduct all our material business operations through the Bank. As a result, the discussion and analysis below primarily relate to activities conducted at the Bank level.

Overview

California BanCorp is a California corporation incorporated on October 2, 2019, and headquartered in Del Mar, California. On May 15, 2020, we completed a reorganization whereby California Bank of Commerce, N.A. became the wholly owned subsidiary of the Company. California Bank of Commerce, N.A. has a wholly-owned subsidiary, BCAL OREO1, LLC, which was incorporated on February 14, 2024. BCAL OREO1, LLC is used for holding other real estate owned and other assets acquired by foreclosure. We are regulated as a bank holding company by the Board of Governors of the Federal Reserve System ("Federal Reserve"). The Bank operates under a national charter and is regulated by the Office of Comptroller of the Currency ("OCC").

We are a relationship-focused community bank and we offer a range of financial products and services to individuals, professionals, and small to medium-sized businesses through our 14 branch offices and 11 commercial banking offices serving California. We keep a steady focus on our solution-driven, relationship-based approach to banking, providing clients accessibility to decision makers and enhancing the value of our services through strong client partnerships. Our lending products consist primarily of construction and land development loans, real estate loans, C&I loans and consumer loans, and we are a Preferred SBA Lender. Our deposit products consist primarily of demand deposit, money market, and certificates of deposit. In addition, we are a participant in the Certificate of Deposit Account Registry Service ("CDARS") and IntraFi Network Insured Cash Sweep ("ICS") networks. We receive an equal dollar amount of deposits ("reciprocal deposits") from other participating banks in exchange for the deposits we place into the networks to fully qualify large customer deposits for FDIC insurance. We also provide treasury management services including online banking, cash vault, sweep accounts and lock box services.

Recent Developments

Merger with California BanCorp ("CALB")

On July 31, 2024, the Company completed its all-stock merger with CALB on the terms set forth in the Agreement and Plan of Merger and Reorganization, dated January 30, 2024, by and between the Company and CALB. At July 31, 2024, CALB had total loans of $1.43 billion, total assets of $1.91 billion, and total deposits of $1.64 billion. Immediately following the merger of CALB with and into the Company, California Bank of Commerce, a California state-chartered bank and wholly-owned subsidiary of CALB, merged with and into the Bank. Effective with these mergers, the corporate names of Southern California Bancorp and Bank of Southern California, N.A. were changed to California BanCorp and California Bank of Commerce, N.A., respectively. The merger expanded the Company's footprint into Northern California and provided an opportunity for building scale and increasing market share through complementary business models with a strong deposit base. The combined company retained all banking offices of both banks, adding CALB's one full-service bank branch and its four loan production offices in Northern California to the Bank's 13 full-service bank branches located throughout the Southern California region for a total of 14 bank branches.

Under the terms of the Agreement and Plan of Merger and Reorganization, each outstanding share of CALB common stock was exchanged for the right to receive 1.590 shares of the Company's common stock, resulting in the net issuance of approximately 13,579,454 shares, with cash (without interest) paid in lieu of fractional shares and repurchase of shares for settlement of accelerated restricted stock units. Refer to Note 2 - *Business Combinations* of the Notes to Consolidated Financial Statements included in Item 8 of this annual report for more information regarding business combinations and related activity.

Market and Banking Industry Updates

The One Big Beautiful Bill Act passed in 2025 includes a broad range of tax reform provisions impacting individuals and businesses, along with substantial cuts to social programs and reduced funding for financial oversight agencies, including the Consumer Financial Protection Bureau. These changes may affect deposit customers, borrowers, and the banking industry. The full impact of the Act is still being assessed and remains uncertain at this time. Separately, California's single sales factor apportionment bill for financial institutions did not have a material impact on our estimated income tax expense, deferred taxes, or other comprehensive income.

At its December 10, 2025, meeting, the Federal Open Market Committee lowered the target range for the Fed funds rate to a range of 3.50% to 3.75%, This marked the third consecutive rate cut following the September 2025 reduction. After the meeting, Chairman Powell observed that while important federal government data for the past couple months have yet to be released, available public and private-sector data suggest that the outlook for employment and inflation has not changed much since the FOMC October 2025 meeting, noting conditions in the labor market appear to be cooling, and inflation remains somewhat elevated. He stated available indicators suggest that economic activity has been expanding at a moderate pace and both layoffs and hiring remain low. Following three consecutive rate cuts in late 2025, at their January 2026 meeting, Fed policymakers paused to assess the economy, noting solid expansion, stabilizing unemployment, and somewhat elevated inflation, maintaining the target range for the Fed funds rate at 3.5% to 3.75%, marking a pause in its recent rate-cutting trend. Chairman Powell described the economy as being on "firm footing," with the meeting Statement noting recent indicators suggest that economic activity has been expanding at a solid pace.

The Fed also announced it will increase the System Open Market Account holdings of securities through purchases of Treasury bills and, if needed, other Treasury securities with remaining maturities of three years or less to maintain an ample level of reserves. This follows the announcement at the October FOMC meeting that the Fed would end quantitative tightening on December 1, 2025, halting the reduction of its balance sheet and injecting additional liquidity into financial markets. In the Fed's Summary of Economic Projections, the median participant projected that GDP will rise 1.7% in 2025 and 2.3% in 2026.

In response to the tariff policies enacted by the administration in mid-2025, markets experienced some volatility and given the fluid dynamics of the situation we continue to monitor the effect of tariffs and trade negotiations on our clients and we do not currently expect to see an impact on client operations from those events. We have minimal exposure to international trade, although some of our clients do source materials from outside the country.

In California, overall consumer prices are predicted to peak around 3.5% to 3.6% in early 2026 with annual average unemployment of 5.5%, according to the UCLA Anderson School of Management. Moody's anticipates GDP growth in California to grow to 2.2% in 2025 and to have a slight decrease to 1.9% in 2026. The state has shifted to the position of the world's fifth-largest economy, following a decline from its previous fourth-place ranking. California's economy is cooling off, with slower payroll growth and downward revisions widening the gap with national trends. Challenges in the tech sector are expected to persist amid ongoing uncertainty. Building permits declined in 2024 and have yet to show signs of recovery. With the trade war still ongoing, growing uncertainty is prompting businesses and investors to scale back and proceed cautiously. We have observed that some clients have expressed hesitancy in initiating projects due to the uncertain economic environment.

Inflation has had a material impact on the growth of total assets within the banking industry, prompting the need for some institutions to raise equity capital at accelerated rates to preserve a healthy equity-to-assets ratio. It also drives increases in other operating expenses. Management views interest rate risk as the key challenge in mitigating inflation's impact. We undertake substantial efforts to maintain a strategic balance between our rate-sensitive assets and liabilities across economic cycles to reduce volatility in net interest income.

We have a strong consolidated balance sheet with diversified deposit and loan portfolios, with very little sector or individual customer concentration, other than our CRE concentration. Our relationship-based business banking model is founded on strong, ongoing relationships with our commercial clients, which represent a broad variety of industries. We have no meaningful exposure to cryptocurrency or venture capital business models, our accumulated other comprehensive loss on our available-for-sale debt securities is manageable, and our capital position is strong. In 2025 we made significant progress in derisking our consolidated balance sheets, reducing our exposure in the Sponsor Finance portfolio, eliminating our reliance on brokered deposits and improving overall credit quality. The reduction in credit risk in our total loan portfolio is reflected in the reversal of provision for loan losses, from the fourth quarter of 2024 through the second quarter of 2025 and the fourth quarter of 2025. Additionally, our non-performing assets to total assets ratio of 0.40% at December 31, 2025, declined from 0.76% at December 31, 2024, along with a decrease in substandard loans since year-end 2024.

Per the regulatory definition of commercial real estate, at December 31, 2025, our concentration of such loans represented 469% of our total risk-based capital. In addition, at December 31, 2025, total loans secured by commercial real estate under construction and land development represented 28% of our total risk-based capital. The non-performing loans for these segments per the regulatory definition of commercial real estate loans at December 31, 2025 were $13.9 million and there were $1.7 million net charge-offs during the year ended December 31, 2025. At December 31, 2025, there was no OREO.

Given the nature of our commercial banking business, approximately 49% of our total deposits exceeded the FDIC deposit insurance limits at December 31, 2025.

We strategically manage an investment portfolio focused on high-quality, resilient securities. At December 31, 2025, the amortized cost of our held-to-maturity debt securities was $52.9 million, or approximately 1.3% of total assets. The fair value of our available-for-sale debt securities was $234.9 million, or approximately 5.8% of total assets. The 10-Year Treasury Bond was approximately 4.2% at December 31, 2025, compared to 4.6% at December 31, 2024. The decrease in the 10-Year Treasury Bond in 2025, resulted in lower net unrealized losses on our debt securities at December 31, 2025. At December 31, 2025, our accumulated other comprehensive loss, net of taxes, decreased to $1.6 million, compared to $6.6 million at December 31, 2024. If we realized all of our unrealized losses on both held-to-maturity and available-for-sale debt securities, our losses, net of taxes would be $4.2 million at December 31, 2025. The results of our stress testing on our debt security portfolio at December 31, 2025, illustrated that our losses, net of taxes on both held-to-maturity and available-for-sale debt securities would increase to $38.3 million in a 300 basis point rate increase shock scenario. If we realized all of these unrealized losses, the Bank would continue to exceed all regulatory capital requirements necessary to be considered well capitalized.

We continue to monitor macroeconomic variables related to changes in interest rates, inflation, and concerns regarding an economic downturn, and its potential effects on our business, customers, employees, communities and markets. The following challenges could have an impact on our business, consolidated financial condition or near- or longer-term consolidated results of operations:

- Slower loan growth and declining deposits;
- Difficulty retaining and attracting deposit relationships;

- Credit quality deterioration of our loan portfolio resulting in additional provision for credit losses and impairment charges;
- Margin pressure in response to changes in interest rates;
- Struggles to drive efficiencies across functions while maintaining cost-effectiveness;
- Liquidity stresses to maintain sufficient levels of high-quality liquid assets and access to borrowing lines.
- The rising threat of cyberattacks and substantial investment required for protection; and
- Potential negative effects of current and future governmental, monetary and fiscal policies, such as the implementation of tariffs and counter-tariffs on future business conditions.

Critical Accounting Policies and Estimates

Our accounting and reporting policies conform to accounting principles generally accepted in the United States of America ("GAAP") and conform to general practices within the financial services industry, the most significant of which are described in Note 1 — *Basis of Presentation and Summary of Significant Accounting Policies* of the Notes to Consolidated Financial Statements included in Item 8 of this annual report.

The preparation of financial statements in conformity with GAAP requires management to make estimates, assumptions and judgments based on available information. These estimates, assumptions and judgments affect the amounts reported in the financial statements and accompanying notes. While we base these estimates, assumptions and judgments on historical experience, current information available and other factors deemed to be relevant, actual results could differ from the estimates, assumptions and judgments reflected in the financial statements.

Critical accounting policies are defined as those that require the most complex or subjective judgment and are reflective of significant uncertainties, and could potentially result in materially different results under different assumptions and conditions. In particular, management has identified several accounting policies that, due to the estimates, assumptions and judgments inherent in those policies, are critical in understanding our financial statements. The following is a discussion of these critical accounting policies and significant estimates that require us to make complex and subjective judgments.

Allowance for Credit Losses - Loans

The ACL on loans is our estimate of expected lifetime credit losses for our loans held for investment at the time of origination or acquisition and is maintained at a level deemed appropriate by management to provide for expected lifetime credit losses in the portfolio. The ACL consists of: (i) a specific allowance established for current expected credit losses on loans individually evaluated, (ii) a quantitative allowance for current expected credit losses based on the portfolio and expected economic conditions over a reasonable and supportable forecast period that reverts back to long-term trends to cover the expected life of the loan, (iii) a qualitative allowance including management's judgment to capture factors and trends that are not adequately reflected in the quantitative allowance, and (iv) the ACL for off-balance sheet credit exposure for unfunded loan commitments (described in Allowance for Credit Losses - Off-Balance Sheet Credit Exposure).

The ACL on loans held for investment represents the portion of the loans' amortized cost basis that we do not expect to collect due to anticipated credit losses over the loans' contractual life. Amortized cost does not include accrued interest, which management elected to exclude from the estimate of expected credit losses. (Reversal of) provision for credit losses for loans held for investment is included in the (reversal of) provision for credit losses in the consolidated statements of income. Loan charge-offs are recognized when management believes the collectability of the principal balance outstanding is unlikely. Subsequent recoveries, if any, are credited to the ACL. Credit losses are not estimated for accrued interest receivable, as interest that is deemed uncollectible is written off through interest income.

Estimating expected credit losses requires management to use relevant forward-looking information, including the use of reasonable and supportable forecasts. Pools of loans with similar risk characteristics are collectively evaluated while loans that no longer share risk characteristics with loan pools are evaluated individually. We measure the ACL on loans using a discounted cash flow methodology, which utilizes pool-level assumptions and cash flow projections on an individual loan basis, which is then aggregated at the portfolio segment level and supplemented by a qualitative reserve that is applied to each portfolio segment level.

The Company's loan portfolio consists of the following loan segments, based on regulatory call codes and related risk ratings:

- Construction and land development
- Real estate:
  - 1-4 family residential
  - Multifamily residential
  - Commercial real estate and other
- Commercial and industrial
- Consumer

Construction and land development loans are typically adjustable rate residential and commercial construction loans to builders, developers and consumers, with terms generally limited to 12 to 36 months. These loans generally require payment in full upon the sale or refinance of the property. Construction and development loans generally carry a higher degree of risk because repayment depends on the ultimate completion of the project and usually on the subsequent sale or refinance of the property, unless the project is user-owned, which would then convert to a conventional term loan. Specific material risks may include (i) unforeseen delays in the building of the project, (ii) cost overruns or inadequate contingency reserves, (iii) poor management of construction process, (iv) inferior or improper construction techniques, (v) changes in the economic environment during the construction period, (vi) a downturn in the real estate market, (vii) rising interest rates which may impact the sale of the property and its price, and (viii) failure to sell or stabilize completed projects in a timely manner. The Company attempts to reduce risks associated with construction and land development loans by obtaining personal guarantees and by keeping the maximum loan-to-value ("LTV") ratio at or below 75%, depending on the project type. Many of the construction and land development loans include interest reserves built into the loan commitment. For owner-occupied commercial construction loans, periodic cash payments for interest are required from the borrower's cash flow.

Real estate loans are secured by single family residential properties (one to four units), multifamily residential properties (five or more units), owner-occupied commercial real estate ("CRE"), and non-owner occupied CRE. Real estate loans are subject to the same general risks as other loans and may also be impacted by changing demographics, collateral maintenance, and product supply and demand. Rising interest rates, as well as other factors arising after a loan has been made, could negatively affect not only property values but also a borrower's cash flow, creditworthiness, and ability to repay the loan. Increasing interest rates can impact real estate values as rising rates generally cause a similar movement in capitalization rates which can cause real estate collateral values to decline. The Company usually obtains a security interest in real estate, in addition to any other available collateral, in order to increase the likelihood of the ultimate repayment of the loan. The Company does not underwrite closed-end term consumer loans secured by a borrower's residence. Junior liens may be considered in connection with a consumer home equity line of credit ("HELOC"), or as additional collateral support for SBA and other business loans.

The Company's commercial and industrial ("C&I") loans are generally made to businesses located in the California and surrounding communities. These loans are made to finance operations, to provide working capital, or for specific purposes such as to finance the purchase of assets or equipment or to finance accounts receivable and inventory. The Company's C&I loans may be secured (other than by real estate) or unsecured. They may take the form of single payment, installment, or lines of credit. These are generally based on the financial strength and integrity of the borrower and guarantor(s) and generally (with some exceptions) are collateralized by short-term assets such as accounts receivable, inventory, equipment, or a borrower's other business assets. Commercial term loans are typically made to provide working capital to finance the acquisition of fixed assets, refinance short-term debt originally used to purchase fixed assets or, in rare cases, to finance the purchase of businesses.

Consumer loans consist of loans to individuals for personal and household purposes, including secured and unsecured installment loans and revolving lines of credit. Also included in our consumer loan portfolio were consumer solar panel loans that were acquired as part of the merger with CALB. At December 31, 2025, the consumer solar panel loans were transferred to loans held for sale at fair value. They consist of residential solar panel loans to consumers with an average individual term ranging from 10 to 20 years and are primarily collateralized by the related equipment. These loans were originated and serviced by unaffiliated third parties. Consumer loans are underwritten based on the borrower's income, current debt level, past credit history, and the availability and value of collateral. Consumer rates are both fixed and variable, with negotiable terms. The Company's installment loans typically amortize over periods up to 5 years. Although the Company typically requires monthly payments of interest and a portion of the principal on its loan products, the Company will offer consumer loans with a single maturity date when a specific source of repayment is available. Consumer loans are generally considered to have greater risk than first or second mortgages on real estate because they may be unsecured, or, if they are secured, the value of the collateral may be difficult to assess and more likely to decrease in value than real estate.

Our ACL model incorporates assumptions for prepayment/curtailment rates, probability of default ("PD"), and loss given default ("LGD") to project each loan's cash flow throughout its entire life cycle. An initial reserve amount is determined based on the difference between the amortized cost basis of each loan and the present value of all future cash flows. The initial reserve amount is then aggregated at the loan segment level to derive the segment level quantitative loss rates. For prepayment and curtailment rates, the Company utilized Abrigo's benchmark since the adoption on January 1, 2023 through the second quarter of 2023 and switched to the Company's own historical prepayment and curtailment experience beginning in the third quarter of 2023. Quarterly PD is forecasted using a regression model that incorporates certain economic variables as inputs. The LGD is derived from PD using the Frye-Jacobs index provided by our third-party model provider. Reasonable and supportable forecasts are used to predict current and future economic conditions. Management elected to use a four quarter reasonable and supportable forecast period followed by an eight quarter straight-line reversion period. After twelve quarters of forecast plus reversion period, the PD is assumed to remain unchanged for the remaining life of the loan.

We use numerous key macroeconomic variables within the economic forecast scenarios from Moody's Analytics. These economic forecast scenarios are based on past events, current conditions, and the likelihood of future events occurring. These scenarios include a baseline forecast which represents their best estimate of future economic activity. Moody's Analytics also provides nine alternative scenarios, including five direct variations of the baseline scenario and four more extensive departures from their baseline forecast, including a slower growth, a stagflation, a next cycle recession and a low oil price scenario. Management recognizes the non-linearity of credit losses relative to economic performance and believes the use of multiple probability-weighted economic scenarios is appropriate in estimating credit losses over the forecast period. This approach is based on certain assumptions. The first assumption is that no single forecast of the economy, however detailed or complex, is completely accurate over a reasonable forecast timeframe and is subject to revisions over time. By considering multiple scenarios, management believes some of the uncertainty associated with a single scenario approach can be mitigated. Management periodically evaluates economic scenarios, determines whether to utilize multiple probability-weighted scenarios in our ACL model, and, if multiple scenarios are utilized, evaluates and determines the weighting for each scenario used in our ACL model, and thus the scenarios and weightings of each scenario may change in future periods. Economic scenarios as well as assumptions within those scenarios can vary based on changes in current and expected economic conditions.

The ACL process involves subjective and complex judgments and is reflective of significant uncertainties that could potentially result in materially different results under different assumptions and conditions. In addition to the aforementioned quantitative model, management periodically considers the need for qualitative adjustments to the ACL. Such qualitative adjustments may be related to and include, but are not limited to, factors such as: differences in segment-specific risk characteristics, periods wherein current conditions and reasonable and supportable forecasts of economic conditions differ from the conditions that existed at the time of the estimated loss calculation, model limitations and management's overall assessment of the adequacy of the ACL. Qualitative risk factors are periodically evaluated by management.

Generally, the measurement of the ACL is performed by collectively evaluating loans with similar risk characteristics. Loans that do not share similar risk characteristics are evaluated individually for credit loss and are not included in the evaluation process discussed above. Expected credit losses on all individually evaluated loans are measured, primarily through the evaluation of estimated cash flows expected to be collected, or collateral values measured by reference to an observable market value, if one exists, or the fair value of the collateral for a collateral-dependent loan. We select the measurement method on a loan-by-loan basis except that collateral-dependent loans for which foreclosure is probable are measured at the net realizable value of the collateral. Cash receipts on individually evaluated loans for which the accrual of interest has been discontinued are applied first to principal and then to interest income. Prior to the adoption of ASC Topic 326, individually evaluated loans were referred to as impaired loans. Amounts are charged-off when available information confirms that specific loans or portions thereof, are uncollectible. This methodology for determining charge-offs is consistently applied to each loan segment.

Allowance for Credit Losses — Acquired Loans

In accordance with ASU 2016-13, *Measurement of Credit Losses on Financial Instruments (Topic 326)*, loans purchased or acquired in connection with a business combination are recorded at their acquisition date fair value. Any resulting discount or premium recorded on acquired loans is accreted or amortized into interest income over the remaining life of the loans using the interest method. The ACL related to the acquired loan portfolio is not carried over from the acquiree. Acquired loans are classified into two categories based on the credit risk characteristics of the underlying borrowers as either purchased credit deteriorated ("PCD") loans, or loans with no evidence of credit deterioration ("non-PCD").

PCD loans are those loans or pool of loans that have experienced more-than-insignificant credit deterioration since the origination date. For PCD loans, an initial allowance is established on the acquisition date using the same methodology as other loans held for investment and combined with the fair value of the loan to arrive at acquisition date amortized cost. Accordingly, no provision for credit losses is recognized on PCD loans at the acquisition date. Subsequent to the acquisition date, changes to the allowance are recognized in the provision for credit losses. The Company measures ACL for PCD loans using a loss-rate method in conjunction with the PD/LGD framework.

Non-PCD loans are those loans for which there was no evidence of a more-than-insignificant credit deterioration at their acquisition date. Acquired non-PCD loans, together with originated loans held for investment that share similar risk characteristics, are pooled into segments together. Upon the purchase or acquisition of non-PCD loans, the Company measures and records an ACL based on the Company's methodology for determining the ACL for its originated loans held for investment. The ACL for non-PCD loans is recorded through a charge to the provision for credit losses in the period in which the loans were purchased or acquired.

Allowance for Credit Losses — Off-Balance Sheet Credit Exposures

The Company also maintains a separate allowance for off-balance sheet commitments, which is included in accrued interest payable and other liabilities in our consolidated balance sheets. Management evaluates the loss exposure for off-balance sheet commitments to extend credit following the same principles used for the ACL, with consideration of experienced utilization rates on client credit lines and the inherently lower risk of unfunded loan commitments relative to disbursed commitments. Provision for credit losses for off-balance sheet commitments is included in (reversal of) provision for credit losses in the consolidated statements of income and added to the allowance for off-balance sheet commitments.

Business Combinations

Business combinations are accounted for using the acquisition method of accounting under ASC Topic 805 - Business Combinations. Under the acquisition method, identifiable assets acquired, including identifiable intangible assets, and liabilities assumed in a business combination are measured at fair value on the acquisition date. The excess of the fair value of the consideration transferred, over the fair value of the net assets acquired and liabilities assumed as of the acquisition date is recognized as goodwill.

The estimates used to determine the fair values of assets and liabilities acquired in a business combination can be complex and require judgment. For example, we utilize a discounted cash flow approach to measure the fair value of core deposit intangible assets acquired in business combinations. This approach requires us to apply a number of critical estimates that include, but are not limited to, future expected cash flows from depositor relationships, expected "decay" rates, and the determination of discount rates. These critical estimates are difficult to predict and may result in impairment charges in future periods if actual results materially differ from those initially estimated.

Non-GAAP Financial Measures

     This filing contains certain non-GAAP financial measures in addition to results presented in accordance with GAAP. We believe the presentation of certain non-GAAP financial measures provides information useful to assess our consolidated financial condition and consolidated results of operations and to assist investors in evaluating our consolidated financial results relative to our peers. These non-GAAP financial measures complement our GAAP reporting and are presented below to provide investors and others with information that we use to manage the business each period. Because not all companies use identical calculations, the presentation of these non-GAAP financial measures may not be comparable to other similarly titled measures used by other companies. These non-GAAP measures should be taken together with the corresponding GAAP measures and should not be considered a substitute of the GAAP measures.

(1) Efficiency ratio is computed by dividing noninterest expense by total net interest income and noninterest income. We measure our success and the productivity of our operations through monitoring of the efficiency ratio. Adjusted noninterest expense is computed by adjusting noninterest expense for merger related expense for the period indicated. Adjusted efficiency ratio is computed by dividing adjusted noninterest expense by total net interest income and noninterest income.

(2) Pre-tax pre-provision income is computed by adding net interest income and noninterest income and subtracting noninterest expense. This non–GAAP financial measure provides a greater understanding of pre–tax profitability before giving effect to credit loss expense. Adjusted pre-tax pre-provision income is computed by adding net interest income and noninterest income and subtracting adjusted noninterest expense.

(3) Adjusted net income is computed by adjusting net income for the tax-effected one-time initial provision for credit losses related to non-PCD loans and unfunded loan commitments and tax-effected merger related expense adjustments for the periods indicated.

(4) Average tangible common equity is computed by subtracting average goodwill and average intangible assets ("net average intangible assets") from average shareholders' equity.

(5) Adjusted return on average assets is computed by dividing annualized adjusted net income by average assets. Adjusted return on average equity is computed by dividing adjusted net income by average shareholders' equity.

(6) Return on average tangible common equity is computed by dividing net income by average tangible common equity. Adjusted return on average tangible common equity is computed by dividing adjusted net income by average tangible common equity.

(7) Tangible common equity and tangible assets are computed by subtracting goodwill and intangible assets, net from total shareholders' equity and total assets, respectively.

(8) Tangible common equity to tangible assets ratio is computed by dividing tangible common equity by tangible assets.

(9) Tangible book value per share is computed by dividing tangible common equity by total common shares outstanding. We consider tangible book value per share a meaningful measure because it suggests what our common shareholders can expect to receive if we are in financial distress and are forced to liquidate our assets at the book value price. Intangible assets like goodwill are not a part of the process since they cannot be sold for cash during liquidation.

     We consider average tangible common equity, tangible common equity, and the tangible common equity to tangible asset ratio as useful additional methods to evaluate our capital utilization and adequacy to withstand unexpected market conditions. These ratios differ from the regulatory capital ratios principally in that the numerator excludes goodwill and other intangible assets.

The following tables present a reconciliation of non-GAAP financial measures to GAAP measures for the periods indicated:

(dollars in thousands)		For the Year Ended December 31,		
		2025		**2024**
Efficiency Ratio				
Noninterest expense	$	101,043	$	97,791
Less: Merger and related expenses		—		16,288
Adjusted noninterest expense	$	101,043	$	81,503
Net interest income		169,092		122,984
Noninterest income		11,085		4,760
Total net interest income and noninterest income	$	180,177	$	127,744
(1) Efficiency ratio (non-GAAP)		56.1%		76.6%
(1) Adjusted efficiency ratio (non-GAAP)		56.1%		63.8%
Pre-tax Pre-provision Income				
Net interest income	$	169,092	$	122,984
Noninterest income		11,085		4,760
Total net interest income and noninterest income		180,177		127,744
Less: Noninterest expense		101,043		97,791
(2) Pre-tax pre-provision income (non-GAAP)	$	79,134	$	29,953
Add: Merger and related expenses		—		16,288
(2) Adjusted pre-tax pre-provision income (non-GAAP)	$	79,134	$	46,241
Return on Average Assets, Equity, and Tangible Equity				
Net income	$	63,058	$	5,433
Add: After-tax Day1 provision for non PCD loans and unfunded loan commitments [1]		—		14,978
Add: After-tax merger and related expenses [1]		—		11,988
(3) Adjusted net income (non-GAAP)	$	63,058	$	32,399
Average assets	$	4,020,949	$	3,095,916
Average shareholders' equity		545,315		379,816
Less: Average intangible assets		131,703		79,564
(4) Average tangible common equity (non-GAAP)	$	413,612	$	300,252
Return on average assets		1.57%		0.18%
(5) Adjusted return on average assets (non-GAAP)		1.57%		1.05%
Return on average equity		11.56%		1.43%
(5) Adjusted return on average equity (non-GAAP)		11.56%		8.53%
(6) Return on average tangible common equity (non-GAAP)		15.25%		1.81%
(6) Adjusted return on average tangible common equity (non-GAAP)		15.25%		10.79%

(1) *After-tax Day 1 provision for non-PCD loans and unfunded loan commitments and after-tax merger and related expenses are presented using a 29.56% tax rate.*

		December 31,		
(dollars in thousands, except per share amounts)		**2025**		**2024**
Tangible Common Equity Ratio/Tangible Book Value Per Share				
Shareholders' equity	$	576,586	$	511,836
Less: Intangible assets		129,414		134,058
(7) Tangible common equity (non-GAAP)	$	447,172	$	377,778
Total assets	$	4,033,386	$	4,031,654
Less: Intangible assets		129,414		134,058
(7) Tangible assets (non-GAAP)	$	3,903,972	$	3,897,596
Equity to asset ratio		14.30%		12.70%
(8) Tangible common equity to tangible asset ratio (non-GAAP)		11.45%		9.69%
Book value per share	$	17.79	$	15.86
(9) Tangible book value per share (non-GAAP)	$	13.79	$	11.71
Shares outstanding		32,418,182		32,265,935

Financial Highlights

The following table sets forth certain of our financial highlights as of and for each of the years presented. This data should be read in conjunction with our consolidated financial statements and related notes included herein at Item 8 of this annual report.

($ in thousands except share and per share data)	Year Ended December 31,	
	2025	**2024**
EARNINGS		
Net interest income	$ 169,092	$ 122,984
(Reversal of) provision for credit losses	$ (8,823)	$ 21,690
Noninterest income	$ 11,085	$ 4,760
Noninterest expense	$ 101,043	$ 97,791
Income tax expense	$ 24,899	$ 2,830
Net income	$ 63,058	$ 5,433
Pre-tax pre-provision income [1]	$ 79,134	$ 29,953
Adjusted pre-tax pre-provision income [1]	$ 79,134	$ 46,241
Diluted earnings per share	$ 1.93	$ 0.22
Ending shares outstanding	32,418,182	32,265,935
PERFORMANCE RATIOS		
Return on average assets	1.57 %	0.18 %
Adjusted return on average assets [1]	1.57 %	1.05 %
Return on average common equity	11.56 %	1.43 %
Adjusted return on average common equity [1]	11.56 %	8.53 %
Yield on loans	6.50 %	6.55 %
Yield on earning assets	6.09 %	6.26 %
Cost of deposits	1.55 %	2.01 %
Cost of funds	1.66 %	2.12 %
Net interest margin	4.55 %	4.28 %
Efficiency ratio [1]	56.1 %	76.6 %
Adjusted efficiency ratio [1]	56.1 %	63.8 %
Net charge-offs to average loans held-for-investment	(0.28)%	(0.11)%

	December 31,	
	2025	**2024**
CAPITAL		
Tangible equity to tangible assets [1]	11.45%	9.69%
Book value (BV) per common share	$ 17.79	$ 15.86
Tangible BV per common share [1]	$ 13.79	$ 11.71
ASSET QUALITY		
Allowance for loan losses (ALL)	$ 34,348	$ 50,540
Reserve for unfunded loan commitments	2,105	3,103
Allowance for credit losses (ACL)	$ 36,453	$ 53,643
ALL to non-performing loans	213.5%	190.5%
ALL to total loans	1.13%	1.61%

		December 31,		
		2025		**2024**
ACL to total loans		1.20%		1.71%
30-89 days past due, excluding nonaccrual loans	$	14,735	$	12,082
Over 90 days past due, excluding nonaccrual loans	$	—	$	150
Special mention loans	$	72,407	$	69,339
Special mention loans to total loans held for investment		2.39%		2.21%
Substandard loans	$	60,681	$	117,598
Substandard loans to total loans held for investment		2.00%		3.75%
Non-performing loans	$	16,086	$	26,536
Other real estate owned		—		4,083
Non-performing assets	$	16,086	$	30,619
Non-performing assets to total assets		0.40%		0.76%
END OF PERIOD BALANCES				
Total loans, including loans held for sale	$	3,058,992	$	3,156,345
Total assets	$	4,033,386	$	4,031,654
Deposits	$	3,370,581	$	3,398,760
Loans to deposits		90.8%		92.9%
Shareholders' equity	$	576,586	$	511,836

(1) *Refer to Non-GAAP Financial Measures, included in the Management's Discussion and Analysis of Financial Condition and Results of Operations of this annual report.*

Results of Operations

Impact of Merger on Earnings

The comparability of our financial information is affected by the merger with CALB. We completed this Merger on July 31, 2024. This merger has been accounted for using the acquisition method of accounting and, accordingly, CALB's operating results have been included in the consolidated financial statements for periods beginning after July 31, 2024. Refer to Note 2 - *Business Combinations* of the Notes to Consolidated Financial Statements included in Item 8. *Financial Statements and Supplemental Data* of this filing for more information regarding business combinations and related activity.

Net Income

Net income for the year ended December 31, 2025 was $63.1 million, or $1.93 per diluted share, compared to net income of $5.4 million, or $0.22 per diluted share in the prior year. The $57.6 million increase in net income from the prior year was primarily due to a $46.1 million increase in net interest income from higher average interest-earning assets resulting from the Merger, a $30.5 million decrease in the provision for credit losses as the comparable 2024 period included a $21.3 million provision for credit losses on loans and unfunded commitments related to the Merger, and a $6.3 million increase in noninterest income, partially offset by a $3.3 million increase in noninterest expense, and a $22.1 million increase in income taxes. Pre-tax, pre-provision income for the year ended December 31, 2025 was $79.1 million, an increase of $49.2 million compared to pre-tax, pre-provision income of $30.0 million for the year ended December 31, 2024. Excluding CECL-related provision for credit losses on acquired loans and unfunded loan commitments, and merger related expenses, the Company would have reported net income (non-GAAP) of $32.4 million for the comparable 2024 period.

Net Interest Income and Margin

Net interest income is our primary source of revenue, which is the difference between interest income on loans, debt securities and other investments (collectively, "interest-earning assets") and interest expense on deposits and borrowings (collectively, "interest-bearing liabilities"). Net interest margin represents net interest income expressed as a percentage of interest-earning assets. Net interest income is affected by changes in volume, mix, and rates of interest-earning assets and interest-bearing liabilities, as well as days in a period. We closely monitor both total net interest income and the net interest margin and seek to maximize net interest income without exposing us to an excessive level of interest rate risk through our asset and liability management policies. The following table presents interest income, average interest-earning assets, interest expense, average interest-bearing liabilities, and their corresponding yields and costs for the years indicated:

	Year Ended					
	December 31, 2025			December 31, 2024		
	Average Balance	Income/ Expense	Yield/ Cost	Average Balance	Income/ Expense	Yield/ Cost
Assets	($ in thousands)					
Interest-earning assets:						
Total loans[1]	$3,013,883	$ 195,913	6.50%	$ 2,443,127	$ 159,960	6.55%
Taxable debt securities	179,748	7,820	4.35%	136,984	5,827	4.25%
Tax-exempt debt securities [2]	53,119	1,209	2.88%	53,721	1,223	2.88%
Deposits in other financial institutions	395,835	17,054	4.31%	171,939	8,692	5.06%
Fed funds sold/resale agreements	38,069	1,648	4.33%	43,990	2,319	5.27%
Restricted stock investments and other bank stock	31,693	2,336	7.37%	22,137	1,777	8.03%
Total interest-earning assets	3,712,347	225,980	6.09%	2,871,898	179,798	6.26%
Total noninterest-earning assets	308,602			224,018		
Total assets	**$4,020,949**			**$ 3,095,916**		
Liabilities and Shareholders' Equity						
Interest-bearing liabilities:						
Interest-bearing NOW accounts	811,050	15,100	1.86%	492,140	10,644	2.16%
Money market and savings accounts	1,184,863	30,941	2.61%	910,426	26,685	2.93%
Time deposits	165,270	6,219	3.76%	324,249	15,432	4.76%
Total interest-bearing deposits	2,161,183	52,260	2.42%	1,726,815	52,761	3.06%
Borrowings:						
FHLB advances	7	—	—%	19,543	1,103	5.64%
Subordinated debt	55,843	4,628	8.29%	39,479	2,950	7.47%
Total borrowings	55,850	4,628	8.29%	59,022	4,053	6.87%
Total interest-bearing liabilities	2,217,033	56,888	2.57%	1,785,837	56,814	3.18%
Noninterest-bearing liabilities:						
Noninterest-bearing deposits [3]	1,212,810			893,586		
Other liabilities	45,791			36,677		
Shareholders' equity	545,315			379,816		
Total Liabilities and Shareholders' Equity	**$4,020,949**			**$ 3,095,916**		
Net interest spread			3.52%			3.08%
Net interest income and margin[4]		**$ 169,092**	**4.55%**		**$ 122,984**	**4.28%**
Cost of deposits[5]	$3,373,993	$52,260	1.55%	$2,620,401	$52,761	2.01%
Cost of funds[6]	$3,429,843	$56,888	1.66%	$2,679,423	$56,814	2.12%

(1) Total loans are net of deferred loan origination fees/costs and discounts/premiums, and include average balances of loans held for sale and non-performing loans. Interest income included accretion of net deferred loan fees and net discounts on acquired loans of $21.3 million, $12.3 million for the years ended December 31, 2025 and 2024, respectively.
(2) Tax-exempt debt securities yields are presented on a tax equivalent basis using a 21% tax rate.
(3) Average noninterest-bearing deposits represent 35.95%, and 34.10% of average total deposits for the years ended December 31, 2025 and 2024, respectively.
(4) Net interest income divided by average interest-earning assets.
(5) Total deposits is the sum of interest-bearing deposits and noninterest-bearing deposits. The cost of deposits is calculated as total interest expense on deposits divided by average total deposits.
(6) Total funding is the sum of total interest-bearing liabilities and noninterest-bearing deposits. The cost of total funding is calculated as total interest expense divided by average total funding.

Rate/Volume Analysis

       The following table presents the changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. Information is provided on changes attributable to (i) changes in volume multiplied by the prior rate and (ii) changes in rate multiplied by the prior volume. Changes attributable to both rate and volume which cannot be segregated have been allocated proportionately to the change due to volume and the change due to rate.

	Year Ended December 31, 2025 vs. 2024		
	Increase (Decrease) Due to		
	Volume	Rate	Net
Interest-earning assets:	*($ in thousands)*		
Total loans	$ 37,133	$ (1,180)	$ 35,953
Taxable debt securities	1,857	136	1,993
Tax-exempt debt securities	(14)	—	(14)
Deposits in other financial institutions	9,749	(1,387)	8,362
Fed fund sold/resale agreements	1,423	(2,094)	(671)
Restricted stock investments and other bank stock	714	(155)	559
Total interest-earning assets	50,862	(4,680)	46,182
Interest-bearing liabilities:			
Interest-bearing NOW accounts	6,106	(1,650)	4,456
Money market and savings accounts	7,400	(3,144)	4,256
Time deposits	(6,367)	(2,846)	(9,213)
Total interest-bearing deposits	7,139	(7,640)	(501)
Borrowings:			
FHLB advances	(551)	(552)	(1,103)
Subordinated debt	1,328	350	1,678
Total borrowings	777	(202)	575
Total interest-bearing liabilities	7,916	(7,842)	74
Net interest income	$ 42,946	$ 3,162	$ 46,108

       Net interest income for the year ended December 31, 2025 was $169.1 million, compared to $123.0 million for the year ended December 31, 2024. The increase was primarily due to a $46.2 million increase in total interest income, offset by a $74 thousand increase in total interest expense. The increase in interest income and interest expense primarily relates to increases in total average interest-earning assets and total average interest-bearing liabilities from the Merger during the third quarter of 2024, partially offset by lower yields on interest earning assets and lower interest bearing liabilities costs. During the year ended December 31, 2025, total loan interest income increased $36.0 million, of which $19.1 million was related to accretion income from the net purchase accounting discounts on acquired loans, total debt securities income increased $2.0 million, and interest and dividend income from other financial institutions and other interest-earning assets increased $8.3 million. The increase in interest income was primarily driven by the mix of interest-earning assets added by the Merger and the impact of the accretion and amortization of fair value marks. The increase in interest income was primarily due to higher average balances, due in part to the Merger, partially offset by a 17 basis point decrease in yield on the total average interest-earning assets for the year ended December 31, 2025 compared to the same 2024 period. Total average interest-earning assets increased $840.4 million, resulting from a $570.8 million increase in average total loans, a $42.2 million increase in total average debt securities, a

$223.9 million increase in average deposits in other financial institutions, and a $9.6 million increase in restricted stock investments and other bank stock, partially offset by a $5.9 million decrease in average Fed funds sold/resale agreements.

During the year ended December 31, 2025, total interest expense increased by $74 thousand to $56.9 million as compared to the same period in 2024, comprised primarily of a $575 thousand increase in interest on borrowings from higher average borrowing balances from the Merger, partially offset by a $501 thousand decrease in interest on average interest-bearing deposits driven by the decrease in the cost of interest-bearing deposits between periods, partially offset by the increase in average interest-bearing deposits from the Merger.

Net interest margin for the year ended December 31, 2025 was 4.55%, compared with 4.28% for the year ended December 31, 2024. The increase was primarily related to a 46 basis point decrease in the cost of funds, partially offset by a 17 basis point decrease in the total interest-earning assets yield resulting from lower market interest rates and a change in our interest-earning asset mix. The yield on total earning assets during the year ended December 31, 2025 was 6.09%, compared with 6.26% for the year ended December 31, 2024. The yield on average total loans during the year ended December 31, 2025 was 6.50%, a 5 basis point decrease from 6.55% for the year ended December 31, 2024. The Federal Reserve's reductions to the federal funds target rate by 100 basis points in the second half of 2024 and 75 basis points in the second half of 2025 resulted in lower interest income earned on deposits in other financial institutions, fed fund sold/resale agreements, and loans; however, the decline was in part offset by the accretion income from the net purchase accounting discounts on acquired loans and by the downward repricing of interest-bearing deposits consistent with market rates, resulting in lower interest expense on interest-bearing deposits. The cost on total interest-bearing liabilities during the year ended December 31, 2025 was 2.57%, a 61 basis point decrease from 3.18% for the same 2024 period. Accretion income from the net purchase accounting discounts on acquired loans was $19.1 million and the net amortization expense from the purchase accounting discounts on acquired subordinated debt and time deposit premium impact on interest expense was $2.0 million, the combination of which increased the net interest margin by 46 basis points for the year ended December 31, 2025. Accretion income from the net purchase accounting discounts on acquired loans increased the yield on average total loans by 63 basis points for the year ended December 31, 2025. Accretion income from the net purchase accounting discounts on acquired loans was $10.4 million and the net amortization expense from the purchase accounting discounts on acquired subordinated debt and time deposit premium impact on interest expense was $750 thousand, the combination of which increased the net interest margin by 34 basis points for the year ended December 31, 2024. Accretion income from the net purchase accounting discounts on acquired loans increased the yield on average total loans by 43 basis points for the year ended December 31, 2024.

Total cost of funds for the year ended December 31, 2025 was 1.66%, a decrease of 46 basis points from 2.12% for the year ended December 31, 2024. The decrease was primarily driven by a 64 basis point decrease in the cost of average interest-bearing deposits and a decrease in average total borrowings, coupled with an increase in average noninterest-bearing deposits, partially offset by an increase in average cost of total borrowings. Average noninterest-bearing demand deposits increased $319.2 million to $1.21 billion and represented 35.9% of total average deposits for the year ended December 31, 2025, compared with $893.6 million and 34.1%, respectively, for the same 2024 period; average interest-bearing deposits increased $434.4 million to $2.16 billion during the year ended December 31, 2025. The total cost of deposits for the year ended December 31, 2025 was 1.55%, down 46 basis points from 2.01% for the same 2024 period.

Average total borrowings decreased $3.2 million to $55.9 million for the year ended December 31, 2025, resulting primarily from a $19.5 million decrease in average FHLB advances, partially offset by $16.4 million increase in subordinated debt from the $50.8 million in fair value of subordinated debt acquired in the Merger, offset by the impact of $38.0 million in repayments of subordinated debt during 2025. Average total borrowings decreased in the year ended December 31, 2025 as a result of the redemption of the $18 million subordinated debt in June 2025 and $20 million subordinated debt in September 2025. The average cost of total borrowings was 8.29% for the year ended December 31, 2025, a 142 basis point increase from 6.87% for the same 2024 period. The increase was primarily attributable to borrowing costs associated with the acquired subordinated debt, including net amortization of purchase accounting discounts, coupled with a higher borrowing expense related to those subordinated debt converting to a floating-rate and up to redemption during the second quarter of 2025.

(Reversal of) Provision for Credit Losses

We recorded a reversal of provision for credit losses of $8.8 million for the year ended December 31, 2025, compared to a provision for credit losses of $21.7 million for the same 2024 period. Total net charge-offs were $8.4 million in the year ended December 31, 2025, which consisted of $10.5 million of gross charge-offs, partially offset by $2.1 million of gross recoveries. The net charge-offs resulted from the Company's continuing strategy to derisk the consolidated balance sheet by reducing our exposure to criticized loans. The reversal of provision for credit losses in the year ended December 31, 2025 included a $998 thousand reversal of provision for credit losses for unfunded loan commitments primarily related to the decreases in unfunded loan commitments of $38.9 million from $925.3 million at December 31, 2024 and loss rate used to estimate the allowance for credit losses on unfunded commitments during the year ended December 31, 2025.

The reversal of provision for credit losses for loans held for investment in the year ended December 31, 2025 was $7.8 million, compared with a provision for credit losses of $19.5 million in the same 2024 period. The reversal of provision for credit losses for loans held for investment was driven primarily by the decreases in substandard loans and in the balance of loans held for investment, changes in the composition of the loans held for investment portfolio, and changes in qualitative factors, partially offset by the net charge-offs and changes in the reasonable and supportable forecast, primarily related to the economic outlook for California.

We recorded a provision for credit losses of $21.7 million for the year ended December 31, 2024. The provision for credit losses for the year ended December 31, 2024 included a $19.5 million provision for credit losses on loans held for investment and a $2.2 million provision for credit losses for unfunded loan commitments. The provision for credit losses on loans held for investment for the year ended December 31, 2024 was largely due to the $18.5 million one-time initial provision for credit losses on acquired non-PCD loans. The provision for credit losses on unfunded loan commitments for the year ended December 31, 2024 was primarily due to the $2.7 million initial provision for credit losses on unfunded commitments acquired in the Merger and the impact of higher unfunded loan commitments.

Noninterest Income

The following table sets forth the various components of our noninterest income for the years indicated:

(dollars in thousands)	Year Ended December 31,			
	2025		**2024**	
Service charges and fees on deposit accounts	$	3,170	$	2,106
Interchange and ATM income		1,400		1,034
Gain (loss) on sale of loans		577		(672)
Income from bank-owned life insurance		2,336		1,748
Servicing and related income on loans, net		453		307
Loss on sale and disposal of fixed assets		(1)		(19)
Other charges and fees		3,150		256
Total noninterest income	$	11,085	$	4,760

Total noninterest income during the year ended December 31, 2025 was $11.1 million, an increase of $6.3 million compared to total noninterest income of $4.8 million for the same period in the prior year. The increases in service charges and fees on deposit accounts, interchange and ATM income, that were primarily attributed to a higher volume of transaction-based accounts and account balances as a result of organic growth and the Merger. Additionally, the increase in income from bank-owned life insurance primarily driven by the Merger during the year ended December 31, 2025. Other charges and fees increased $2.9 million, primarily due to $2.3 million of other equity investments income recorded in 2025, compared to $133 thousand in 2024, and a $614 thousand valuation allowance on OREO recorded in 2024 with no comparable allowance in 2025.

Gain on sale of loans was $577 thousand during the year ended December 31, 2025, compared to loss on sales of loans of $672 thousand for the same 2024 period. The $1.2 million increase was primarily due to no losses on the sales of non-SBA loans during the year ended December 31, 2025, compared to $1.1 million losses on these loans for the same 2024 period. During the year ended December 31, 2025, we sold eight SBA loans with a net carrying value of $9.0 million, resulting in a gain of $577 thousand, at an average premium of 6.44%. In the same 2024 period, we sold six SBA 7(a) loans with a net carrying value of $6.3 million, resulting in a gain of $415 thousand at an average premium of 6.56%, and thirteen non-SBA loans with a net carrying value of $77.6 million, resulting in losses of $1.1 million.

Noninterest Expense

The following table sets forth the various components of our noninterest expense for the years indicated:

	Year Ended December 31,	
(dollars in thousands)	2025	2024
Salaries and employee benefits	$ 62,288	$ 49,845
Occupancy and equipment	8,601	7,242
Data processing and communications	7,608	5,832
Legal, audit and professional	3,646	2,559
Regulatory assessments	2,282	1,714
Director and shareholder expenses	1,463	1,410
Merger and related expenses	—	16,288
Intangible asset amortization	3,791	1,877
Litigation settlements, net	2,035	—
Other real estate owned expenses	924	5,246
Other expenses	8,405	5,778
Total noninterest expense	$ 101,043	$ 97,791

Total noninterest expense during the year ended December 31, 2025 was $101.0 million, an increase of $3.3 million compared with total noninterest expense of $97.8 million for the same 2024 period. The increase in the overhead expense categories was primarily due to the inclusion of CALB's operations for a full fiscal year in 2025, compared to just five months during 2024 and litigation settlements in 2025, partially offset by lower OREO expenses and merger and related expenses.

Salaries and employee benefits were $62.3 million during the year ended December 31, 2025, compared to $49.8 million during the prior year. The $12.4 million increase in salaries and benefits was driven primarily by higher headcount as a result of the Merger and severance costs. The average FTE employees for the year ended December 31, 2025 was 288 compared to 249 FTE employees for the same 2024 period.

Legal, audit and professional were $3.6 million during the year ended December 31, 2025, compared to $2.6 million during the prior year. The $1.1 million increase was driven primarily by higher legal expenses and higher consulting expenses associated with Compliance and special assets projects.

There were no merger and related expenses during the year ended December 31, 2025, compared to $16.3 million for the same 2024 period.

Intangible assets amortization increased $1.9 million during the year ended December 31, 2025. The increase in amortization was primarily driven by a full year of additional amortization from the $22.7 million of intangible assets, consisting primarily of core deposit intangible, acquired in the Merger.

Litigation settlements, net were $2.0 million for the year ended December 31, 2025. There were no similar costs in the same 2024 period. During the year ended December 31, 2025, we recorded net litigation settlements of $2.0 million related to the resolution of certain non-recurring employee-related matters. The amount reflects a $5.4 million gross settlement, partially offset by $3.4 million of insurance reimbursements, with both the settlement payments and insurance reimbursements paid and collected in February 2026.

Other real estate expenses were $924 thousand during the year ended December 31, 2025, compared to $5.2 million for the same 2024 period. The $4.3 million decrease primarily relates to the

2024 period including a $4.8 million loss from the sale of OREO, compared to an $862 thousand loss from the sale of OREO during the year ended December 31, 2025.

Other expenses were $8.4 million during the year ended December 31, 2025, compared to $5.8 million for the same 2024 period. The $2.6 million increase was due primarily to the increases in loan related expenses, customer service related expenses, travel expenses, marketing expenses, insurance expenses and other expenses primarily as a result of the Merger.

Our efficiency ratio for the year ended December 31, 2025 and 2024 was 56.1% and 76.6%, respectively. Excluding the merger and related expenses of $16.3 million, the efficiency ratio for the year ended December 31, 2024 would have been 63.8%. The $924 thousand and $5.2 million losses on sale of OREO negatively impacted the efficiency ratio by 0.5% and 3.7%, respectively for the years ended December 31, 2025 and 2024. respectively. The $2.0 million litigation settlements negatively impacted the efficiency ratio by 1.1% during the year ended December 31, 2025.

Income Taxes

Income tax expense for the year ended December 31, 2025 was $24.9 million, compared to $2.8 million for the same 2024 period. The effective tax rate was 28.3% during the year ended December 31, 2025, compared to 34.2% for the same 2024 period. The decrease in effective tax rate between periods was primarily due to the 2024 period having a higher effective tax rate due to the impact of non-tax deductible merger expenses, partially offset by higher pre-tax income during 2025 period. The Company's effective tax rate is impacted by changes in pre-tax income, .

For additional information, see Note 11 — *Income Taxes* of the Notes to Consolidated Financial Statements included in Item 8 of this annual report.

Financial Condition

Summary

Total assets at December 31, 2025 were $4.03 billion, an increase of $1.7 million or 0.04% from December 31, 2024. The increase in total assets from December 31, 2024 was primarily related to increases in cash and cash equivalents of $11.8 million and in available-for-sale debt securities of $92.9 million, partially offset by a decrease in loans, including loans held for sale, of $97.4 million, as compared to the prior year-end.

Total liabilities were $3.46 billion at December 31, 2025, a decrease of $63.0 million from $3.52 billion at December 31, 2024. The decrease in total liabilities primarily related to a $28.2 million decrease in total deposits and a $35.9 million decrease in borrowing due to the redemption of $18.0 million and $20.0 million of its 5.50% and 5.00% fixed-to-floating rate subordinated debt, respectively, both due in 2030 at par value.

Shareholders' equity was $576.6 million at December 31, 2025, an increase of $64.8 million from $511.8 million at December 31, 2024. The increase in shareholders' equity was primarily driven by $63.1 million of net income, $5.8 million related to stock-based compensation activity, and a $5.0 million decrease in net of tax unrealized losses on available-for-sale debt securities, partially offset by the repurchase of common stock in settlement of restricted stock units of $2.7 million, common stock dividends of $3.3 million and the repurchase of common stock under the Company's share repurchase program of $3.4 million during the year ended December 31, 2025.

Debt Securities

Our debt securities portfolio consists of both held-to-maturity and available-for-sale securities aggregating to $287.8 million and $195.3 million at December 31, 2025 and December 31, 2024, respectively. The $92.5 million increase in debt securities was primarily related to purchases of available-for-sale securities and reductions in net unrealized losses, partially offset by paydowns, maturities and calls. Our held-to-maturity debt securities and available-for-sale debt securities represented 1.31% and 5.82%, respectively, of total assets at December 31, 2025, compared to 1.32% and 3.52%, respectively, at December 31, 2024.

During the year ended December 31, 2025, there were no transfers between held-to-maturity and available-for-sale debt securities.

At December 31, 2025 and 2024, available-for-sale debt securities with an amortized cost of $27.6 million and $3.0 million, respectively, were pledged to the Federal Reserve as collateral for secured public deposits and for other purposes as required by law or contract provisions, in addition to held-to-maturity debt securities with an amortized cost of $52.9 million and $53.3 million, respectively, pledged as collateral for a secured a line of credit with the Federal Reserve. The Company also pledged $15.0 million available-for-sale debt securities to another financial institution to support the collateralization requirement against certain customers' standby letters of credit.

Held-to-Maturity Debt Securities

The amortized cost of held-to-maturity debt securities and their approximate fair values at December 31, 2025 and 2024 were as follows:

(dollars in thousands)	Amortized Cost	Gross Unrecognized Gains	Gross Unrecognized Losses	Estimated Fair Value
December 31, 2025				
Taxable municipals	$ 555	$ —	$ (63)	$ 492
Tax exempt bank-qualified municipals	52,381	—	(3,565)	48,816
	$ 52,936	$ —	$ (3,628)	$ 49,308
December 31, 2024				
Taxable municipals	$ 553	$ —	$ (90)	$ 463
Tax exempt bank-qualified municipals	52,727	—	(5,367)	47,360
	$ 53,280	$ —	$ (5,457)	$ 47,823

At December 31, 2025, we had 61 held-to-maturity debt securities in a gross unrecognized loss position with an amortized cost basis of $52.9 million with pre-tax unrecognized losses of $3.6 million, compared to 61 held-to-maturity debt securities with an amortized cost basis of $53.3 million with pre-tax unrecognized losses of $5.5 million at December 31, 2024. The effective duration of the held-to-maturity debt securities was 5.94 years and 6.52 years at December 31, 2025 and 2024, respectively. We have the intent and ability to hold the securities classified as held to maturity until they mature, at which time we will receive full value for the securities.

All held-to-maturity debt securities were municipal securities, and historically we have had limited credit loss experience with them. At December 31, 2025 and 2024, the total fair value of taxable municipal and tax exempt bank-qualified municipal securities was $492 thousand and $463 thousand, respectively, and $48.8 million and $47.4 million, respectively. At December 31, 2025 and 2024, the total held-to-maturity debt securities rated AA and above was $46.0 million and $44.7 million, respectively, and rated AA- was $3.3 million and $3.2 million, respectively. Accordingly, we applied a zero credit loss assumption for these securities and no allowance for credit loss was recorded as of December 31, 2025 and 2024.

Available-for-Sale Debt Securities

The amortized cost of available-for-sale debt securities and their approximate fair values at December 31, 2025 and 2024, were as follows:

(dollars in thousands)	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Estimated Fair Value	
December 31, 2025								
U.S. government and agency and government sponsored enterprise securities:								
Mortgage-backed securities	$	161,376	$	2,041	$	(2,401)	$	161,016
SBA securities		3,862		8		(54)		3,816
U.S. Treasury		2,654		—		(182)		2,472
U.S. Agency		2,000		—		(207)		1,793
Collateralized mortgage obligations		66,293		457		(1,895)		64,855
Taxable municipal		1,006		—		(68)		938
	$	237,191	$	2,506	$	(4,807)	$	234,890
December 31, 2024								
U.S. government and agency and government sponsored enterprise securities:								
Mortgage-backed securities	$	87,930	$	109	$	(4,765)	$	83,274
SBA securities		5,423		7		(97)		5,333
U.S. Treasury		12,624		17		(315)		12,326
U.S. Agency		2,000		—		(330)		1,670
Collateralized mortgage obligations		41,615		11		(3,963)		37,663
Taxable municipals		1,007		—		(98)		909
Tax exempt bank-qualified municipals		830		—		(4)		826
	$	151,429	$	144	$	(9,572)	$	142,001

The estimated fair value of available-for-sale debt securities was $234.9 million at December 31, 2025, an increase of $92.9 million, from $142.0 million at December 31, 2024. The increase was primarily due to purchases of $122.4 million and fair value market adjustments of $7.1 million, partially offset by maturities of $10.8 million, and principal reductions and amortization of discounts and premiums aggregating to $25.8 million

At December 31, 2025, we had 78 available-for-sale debt securities in a gross unrealized loss position with an amortized cost basis and fair value of $121.9 million and $117.1 million, respectively, with pre-tax unrealized losses of $4.8 million, compared to 89 available-for-sale debt securities with an amortized cost basis and fair value of $124.2 million and $114.6 million, respectively with pre-tax unrealized holding losses of $9.6 million at December 31, 2024. The net of tax unrealized loss on available-for-sale debt securities is reflected in accumulated other comprehensive loss. The effective duration of this portfolio was 5.21 years and 4.60 years at December 31, 2025 and 2024, respectively. We do not have the current intent to sell these available-for-sale debt securities with a fair value below amortized cost, and it is more likely than not that we will not be required to sell such securities prior to the recovery of their amortized cost basis. The issuers of these securities have not, to our knowledge, established any cause for default on these securities. As a result, we expect to recover the entire amortized cost basis of these securities.

When market interest rates decrease, bond prices tend to increase and, consequently, the fair value of our securities may also increase. The 10-Year Treasury Bond was approximately 4.2% at the end of December 31, 2025, compared to 4.6% at December 31, 2024. The decrease in the 10-Year Treasury Bond in 2025, resulted in a decrease in the net unrealized losses on our debt securities at December 31, 2025. The changes in the net unrealized losses on our available-for-sale debt securities affects our total and tangible shareholders' equity.

We determined that the unrealized losses related to each available-for-sale debt security at December 31, 2025 was primarily attributable to factors other than credit related, including general volatility in market conditions. Our available-for-sale debt securities consisted of U.S. Treasury, U.S. government and agency and government sponsored enterprise securities, and municipals which are issued, guaranteed, or supported by the U.S. government, and historically have had limited credit loss experience. In addition, we reviewed the credit rating of the municipal securities. At December 31, 2025, the total fair value of taxable municipal debt securities was $938 thousand. All of these available-for-sale municipal debt securities were rated AA and above at December 31, 2025. At December 31, 2024, the total fair value of taxable municipal and tax exempt bank-qualified municipal securities was $909 thousand and $826 thousand, respectively. All of these available-for-sale municipal debt securities were rated AA and above at December 31, 2024. Accordingly, we applied a zero credit loss assumption for these securities and no ACL was recorded as of December 31, 2025 and December 31, 2024.

The amortized cost, estimated fair value and weighted average yield of held-to-maturity and available-for-sale debt securities as of December 31, 2025 are presented below by contractual maturities. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Held-to-Maturity			Available-for-Sale		
(dollars in thousands)	Amortized Cost	Estimated Fair Value	Weighted Average Yield [1]	Amortized Cost	Estimated Fair Value	Weighted Average Yield [1]
Due in one year or less	$ —	$ —	— %	$ 23	$ 23	5.36 %
Due after one year through five years	—	—	— %	11,777	11,152	2.39 %
Due after five years through ten years	37,796	35,423	2.20 %	13,684	12,768	2.87 %
Due after ten years	15,140	13,885	2.46 %	211,707	210,947	4.48 %
	$ 52,936	$ 49,308	2.27 %	$ 237,191	$ 234,890	4.28 %

(1)   Weighted average yields are computed based on the amortized cost of the individual underlying securities.

The following table presents the amortized cost and weighted average yields using amortized cost of held-to-maturity debt securities as of December 31, 2025, based on the contractual maturity dates:

(dollars in thousands)	One Year or Less		More than One Year through Five Years		More than Five Years through Ten Years		More than Ten Years		Total	
	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield
Held-to-maturity:										
Taxable municipals	$ —	— %	$ —	— %	$ 555	2.29 %	$ —	— %	$ 555	2.29 %
Tax exempt bank-qualified municipals	—	— %	—	— %	37,241	2.20 %	15,140	2.46 %	52,381	2.28 %
Total	$ —	— %	$ —	— %	$ 37,796	2.20 %	$ 15,140	2.46 %	$ 52,936	2.27 %

The following table presents the fair value and weighted average yields using amortized cost of available-for-sale debt securities as of December 31, 2025, based on the contractual maturity dates:

(dollars in thousands)	One Year or Less		More than One Year through Five Years		More than Five Years through Ten Years		More than Ten Years		Total	
	Fair Value	Weighted Average Yield	Fair Value	Weighted Average Yield	Fair Value	Weighted Average Yield	Fair Value	Weighted Average Yield	Fair Value	Weighted Average Yield
Available-for-sale:										
U.S. government and agency and government sponsored enterprise securities:										
Mortgage-backed securities	$ 23	5.36 %	$ 5,570	1.71 %	$ 8,111	2.75 %	$ 147,312	4.54 %	$ 161,016	4.34 %
SBA securities	—	— %	2,610	4.89 %	527	2.11 %	679	4.89 %	3,816	4.48 %
U.S. Treasury	—	— %	2,472	0.95 %	—	— %	—	— %	2,472	0.95 %
U.S. Agency	—	— %	—	— %	1,793	2.05 %	—	— %	1,793	2.05 %
Collateralized mortgage obligations	—	— %	—	— %	1,899	4.85 %	62,956	4.34 %	64,855	4.36 %
Taxable municipals	—	— %	500	5.24 %	438	1.73 %	—	— %	938	3.47 %
Total	$ 23	5.36 %	$ 11,152	2.39 %	$ 12,768	2.87 %	$ 210,947	4.48 %	$ 234,890	4.28 %

Loans Held for Sale

At December 31, 2025, loans held for sale totaled $25.1 million, consisting of $7.8 million SBA 7(a) loans and $17.3 million consumer solar loans transferred from loans held for investment. At December 31, 2024, loans held for sale totaled $17.2 million, consisting of $10.3 million SBA 7(a) loans and $6.9 million of C&I loans transferred from loans held for investment.

During the years ended December 31, 2025 and December 31, 2024, there were $17.3 million of consumer solar loans and $25.9 million of C&I loans, respectively, transferred from loans held for investment to loans held for sale.

At December 31, 2025 and December 31, 2024, the fair value of loans held for sale totaled $25.6 million and $17.9 million, respectively.

Loans Held for Investment

The composition of our loans held for investment at December 31, was as follows:

(dollars in thousands)	December 31, 2025	% of Total Loans	December 31, 2024	% of Total Loans
Construction and land development	$ 138,894	4.6 %	$ 227,325	7.2 %
Real estate - other:				
1-4 family residential	142,399	4.7 %	164,401	5.2 %
Multifamily residential	324,075	10.7 %	243,993	7.8 %
Commercial real estate and other	1,820,445	60.0 %	1,767,727	56.3 %
Commercial and industrial	605,859	20.0 %	710,970	22.7 %
Consumer	2,215	— %	24,749	0.8 %
Loans[1]	3,033,887	100.0 %	3,139,165	100.0 %
Allowance for loan losses	(34,348)		(50,540)	
Net loans	$ 2,999,539		$ 3,088,625	

(1) Loans held for investment included net unearned fees of $2.8 million and $1.8 million and net unearned discounts of $31.3 million and $58.5 million at December 31, 2025 and 2024, respectively. We recognized $21.3 million and $12.3 million in interest accretion for net deferred loan fees and net discounts on acquired loans for the years ended December 31, 2025 and 2024, respectively.

Total loans held for investment were $3.03 billion, or 75.2% of total assets, at December 31, 2025, a decrease of $105.3 million from $3.14 billion, or 77.9% of total assets, at December 31, 2024. The decrease during the year ended December 31, 2025 was partly attributable to our derisking strategy by decreasing our exposure in the Sponsor Finance portfolio and criticized loans. During the year ended December 31, 2025, loan originations totaled $483.8 million, partially offset by net paydowns of $75.3 million, charge-offs of $10.4 million, transfer to loans held for sale of $19.8 million and payoffs and sales totaling $483.5 million.

Loans secured by real estate, defined as construction and land development loans and real estate - other loans, increased by $22.4 million to $2.43 billion at December 31, 2025. The increase in loans secured by real estate was primarily driven by a $52.7 million increase in commercial real estate and other loans and a $80.1 million increase in multifamily residential loans, partially offset by an $88.4 million decrease in construction and land development loans and a $22.0 million decrease in 1-4 family residential loans.

Commercial and industrial loans were $605.9 million at December 31, 2025, a decrease of $105.1 million from $711.0 million at December 31, 2024. The decrease in commercial and industrial loans during the year ended December 31, 2025 was primarily attributable to payoffs of $157.4 million, of which $66.1 million was related to sponsor finance loan payoffs, net paydowns of $59.8 million, and charge-offs of $5.0 million, partially offset by originations of $117.1 million. Our commercial and industrial includes loans to non-depository financial institutions ("NDFIs") totaling approximately $38.6 million and $51.9 million at December 31, 2025 and December 31, 2024, respectively.

Loan Maturities

The following table sets forth the amounts of gross loans, by maturity at December 31, 2025:

(dollars in thousands)	Due in One Year or Less		Due after One Year through Five Years		Due after Five Years through Fifteen Years		Due after Fifteen Years		Total	
Construction and land development	$	100,625	$	35,379	$	2,890	$	—	$	138,894
Real estate - other:										
1-4 family residential		21,205		35,745		50,536		34,913		142,399
Multifamily residential		79,196		127,052		99,337		18,490		324,075
Commercial real estate and other		135,334		753,157		858,452		73,502		1,820,445
Commercial and industrial		308,558		214,347		82,949		5		605,859
Consumer		1,510		704		—		1		2,215
	$	646,428	$	1,166,384	$	1,094,164	$	126,911	$	3,033,887

The following table sets forth the amounts of gross loans, due after one year, presented by fixed or floating interest rates at December 31, 2025:

(dollars in thousands)	Fixed Rate		Floating Rate		Total	
Construction and land development	$	8,221	$	30,048	$	38,269
Real estate - other:						
1-4 family residential		16,035		105,159		121,194
Multifamily residential		157,983		86,896		244,879
Commercial real estate and other		729,391		955,720		1,685,111
Commercial and industrial		179,306		117,995		297,301
Consumer		649		56		705
	$	1,091,585	$	1,295,874	$	2,387,459

Loan Concentrations

Commercial real estate loans are generally viewed as having more risk of default than residential real estate loans. They are also typically larger than most residential real estate loans and consumer loans and depend on cash flows from the owner's business or the property to service the debt. Because our loan portfolio, including loans held for sale, contains a number of CRE loans with relatively large balances, the deterioration of one or a few of these loans could cause a significant increase in our levels of non-performing assets. Approximately 59.4% of our total loan portfolio, including loans held for sale, was comprised of commercial real estate loans as of December 31, 2025 as presented below:

(dollars in thousands)	December 31, 2025		Percentage of CRE Portfolio	Average Loan Size	Weighted Average LTV[2]
Commercial real estate loans[1]:					
Industrial	$	539,700	29.7 %	$ 1,934	48 %
Retail		274,900	15.1 %	1,656	46 %
Office		276,600	15.2 %	2,129	51 %
Hotel		174,700	9.6 %	7,939	47 %
Special purpose		117,300	6.4 %	2,134	41 %
Medical/dental office		105,800	5.8 %	1,037	49 %
Mixed use		100,200	5.5 %	2,569	49 %
Self storage		102,300	5.6 %	6,015	47 %
Other[3]		88,200	4.8 %	2,593	55 %
Restaurant		39,800	2.2 %	1,284	44 %
Total	$	1,819,500	100.0 %	$ 2,080	48 %

(1) CRE loans include owner-occupied CRE and non-owner occupied CRE loans, but exclude farmland loans. Balance includes loans held for sale and loans held for investment.
(2) Weighted average loan-to-value ("LTV") is based on the current loan balance as of December 31, 2025, and collateral value at origination or renewal.
(3) Other includes gas station and retirement properties.

The following table presents the percentages of our commercial real estate loans broken out by occupancy as of December 31, 2025:

(dollars in thousands)	December 31, 2025			
	Owner Occupied		Non-owner Occupied	
Commercial real estate loans[1]:	Balance	% of Total	Balance	% of Total
Retail	$ 45,400	6.8 %	$ 229,500	20.0 %
Industrial	323,100	48.2 %	216,600	18.8 %
Office	64,900	9.7 %	211,700	18.4 %
Hotel	—	— %	174,700	15.2 %
Self storage	—	— %	102,300	8.9 %
Mixed use	10,500	1.6 %	89,700	7.8 %
Medical/dental office	63,300	9.4 %	42,500	3.7 %
Special purpose	74,900	11.2 %	42,400	3.7 %
Restaurant	8,800	1.3 %	31,000	2.7 %
Other	79,200	11.8 %	9,000	0.8 %
Total	$ 670,100	100.0 %	$ 1,149,400	100.0 %

(1) CRE loans include owner-occupied CRE and non-owner occupied CRE loans, but exclude farmland loans. Balance includes loans held for sale and loans held for investment.

With the increases in remote work over the last few years, rising interest rates and increasing vacancy rates nationwide, commercial real estate loans collateralized by office properties have unique credit risks. We attempt to reduce our credit risk within this portfolio by emphasizing loan-to-value ratios and debt service ratios. The following table presents a summary of the balances and weighted average loan-to-values of office loans and medical/dental office loans within our commercial real estate loan portfolio as of December 31, 2025:

(dollars in thousands)		December 31, 2025	Weighted Average LTV[1]
Office and medical/dental office loans:			
Up to $500	$	21,200	44 %
More than $500 through $2,000		91,300	47 %
More than $2,000 through $5,000		93,700	52 %
More than $5,000 through $10,000		70,700	53 %
More than $10,000 through $20,000		60,700	48 %
Greater than $20,000		44,800	58 %
Total	$	382,400	51 %

(1) *Weighted average LTV is based on the current loan balance as of December 31, 2025, and collateral value at origination or renewal.*

Delinquent Loans

There were $14.7 million of past due loans still accruing at December 31, 2025, representing 0.49% of total loans held for investment, compared to 0.39% at December 31, 2024. Early stage delinquencies (accruing loans 30-89 days past due) of $14.7 million at December 31, 2025 increased $2.7 million from December 31, 2024, and the change was largely driven by the payment delay of a few isolated loans in diverse industry sectors. The increase during the year ended December 31, 2025 included an $8.0 million multifamily loan, a $5.8 million commercial real estate loan, and an $824 thousand C&I SBA 7(a) loan that became delinquent at December 31, 2025, partially offset by full charge-offs of a $1.1 million C&I loan and $168 thousand of consumer solar loans, a $4.5 million 1-4 family residential loan that was sold at par, a $1.7 million construction loan that was paid off, $4.2 million of loans that were brought current, and a $379 thousand C&I loan downgraded to nonaccrual.

In January 2026, the $8.0 million multifamily loan was repaid in full, the $5.8 million commercial real estate loan was downgraded to substandard, and the $824 thousand C&I SBA 7(a) loan was brought current.

There were no consumer solar loans that were over 90 days past due that were accruing interest at December 31, 2025.

A summary of past due loans, loans still accruing and nonaccrual loans as of December 31, 2025 and 2024 follows:

(dollars in thousands)	30-59 Days Past Due	60-89 Days Past Due	Over 90 Days Past Due	Total Past Due	Nonaccrual
December 31, 2025					
Construction and land development	$ —	$ —	$ —	$ —	$ 13,808
Real estate - other:					
1-4 family residential	—	—	—	—	—
Multifamily residential	7,970	—	—	7,970	—
Commercial real estate and other	5,838	—	—	5,838	83
Commercial and industrial	845	53	—	898	2,195
Consumer	—	29	—	29	—
	$ 14,653	$ 82	$ —	$ 14,735	$ 16,086

(dollars in thousands)	30-59 Days Past Due		60-89 Days Past Due		Still Accruing Over 90 Days Past Due		Total Past Due		Nonaccrual	
December 31, 2024										
Construction and land development	$	4,104	$	—	$	—	$	4,104	$	9,659
Real estate - other:										
1-4 family residential		40		4,469		—		4,509		2,895
Multifamily residential		—		—		—		—		—
Commercial real estate and other		195		—		—		195		8,915
Commercial and industrial		1,866		1,113		—		2,979		4,917
Consumer		69		226		150		445		—
	$	6,274	$	5,808	$	150	$	12,232	$	26,386

The following tables present the risk categories for total loans by class of loans as of December 31, 2025 and December 31, 2024:

(dollars in thousands)	Pass		Special Mention		Substandard		Total	
December 31, 2025								
Construction and land development	$	125,014	$	—	$	13,880	$	138,894
Real estate - other:								
1-4 family residential		139,732		—		2,667		142,399
Multifamily residential		316,105		7,970		—		324,075
Commercial real estate and other		1,760,143		45,160		15,142		1,820,445
Commercial and industrial		557,590		19,277		28,992		605,859
Consumer		2,215		—		—		2,215
	$	2,900,799	$	72,407	$	60,681	$	3,033,887

(dollars in thousands)	Pass		Special Mention		Substandard		Total	
December 31, 2024								
Construction and land development	$	203,484	$	12,431	$	11,410	$	227,325
Real estate - other:								
1-4 family residential		157,037		—		7,364		164,401
Multifamily residential		240,207		3,786		—		243,993
Commercial real estate and other		1,710,050		36,026		21,651		1,767,727
Commercial and industrial		617,106		17,096		76,768		710,970
Consumer		24,344		—		405		24,749
	$	2,952,228	$	69,339	$	117,598	$	3,139,165

Special mention loans increased by $3.1 million during the year ended December 31, 2025 to $72.4 million at December 31, 2025. The increase in the special mention loans was due mostly to $75.6 million in downgrades from pass rated loans to special mention loans and $6.4 million in net advances, partially offset by $41.1 million in upgraded to pass rated loans, $21.3 million in downgraded to substandard loans, and $16.5 million in payoffs.

Substandard loans decreased by $56.9 million during the year ended December 31, 2025 to $60.7 million. The decrease in the substandard loans was due primarily to $69.4 million in payoffs and sales, $9.7 million in net paydowns, $6.3 million in charge-offs, and $19.4 million in upgrades to pass rated loans, partially offset by $26.7 million in downgrades from pass loans and $21.3 million in downgrades from special mention loans during the year ended December 31, 2025.

During the third quarter of 2025, the Company downgraded a $16.1 million commercial and industrial loan that was originated in April 2022 to substandard accruing from pass rating. The loan is secured by an original note backed by a commercial real estate property and is supported, in part, by a limited 50% guaranty. The downgrade was due in part, to ongoing third-party litigation against the guarantor. The loan was current on its payment obligations as of December 31, 2025. In conjunction with the downgrade, the Company subsequently recorded an assignment of trust deed on the associated collateral, which includes a single commercial real estate property located in Oxnard, California. This property serves as collateral for the loan and is not part of a pooled loan structure. Following internal review and current information available to us, the Company believes this trust deed represents a senior secured lien position and anticipates full recovery of the loan balance. This loan was classified as individually evaluated and no reserve was recorded as of December 31, 2025.

There were no loans classified as doubtful or loss loans at December 31, 2025 and 2024.

Loan Modifications

We had 19 loan modifications with borrowers that are experiencing financial difficulty that were modified as of December 31, 2025 totaling $54.4 million, of which $37.3 million of these loans are current and $8.0 million of a multifamily loan in early stage delinquency and fully repaid in January 2026. During the year ended December 31, 2025, we modified three owner occupied CRE loans that included a combination of partial payment delay and maturity date extension. We modified one non-owner occupied CRE loan that included term extension. We modified 15 C&I loans: eight that included term extensions, and five that included payment deferments. We modified one construction loan and one multifamily loan included a combination of maturity date extension and rate reduction. These modifications allow the borrowers short-term cash relief to allow them to improve their financial condition.

At December 31, 2024, we had six loan modifications with borrowers that are experiencing financial difficulty totaling $24.1 million, of which $2.0 million were past due. These loans included four PCD loans, one non-PCD loan and one non-acquired loan. During the year ended December 31, 2024, we modified one construction loan for term extension. We modified two C&I loans for term extension. The remaining three C&I loans were modified for term extension before the Merger.

Refer to Note 4 - *Loans and Allowances for Credit Losses - Modified Loans to Borrowers Experiencing Financial Difficulty* included in Item 8. *Financial Statements* of this annual report for more information regarding loan modifications.

Non-performing Assets

Non-performing assets consist of loans on which we have ceased accruing interest (nonaccrual loans), OREO, and other repossessed assets owned. Nonaccrual loans consist of all loans 90 days or more past due and on loans where, in the opinion of management, there is reasonable doubt as to the collection of principal and interest.

The following table presents a summary of non-performing assets, along with corresponding non-performing asset ratios, as of December 31, 2025 and 2024:

(dollars in thousands)		2025		2024
Nonaccrual loans:				
Construction and land development	$	13,808	$	9,659
Real estate - other:				
1-4 family residential		—		2,895
Multifamily residential		—		—
Commercial real estate and other		83		8,915
Commercial and industrial		2,195		4,917
Total nonaccrual loans		16,086		26,386
Loans past due over 90 days or more and still on accrual		—		150
Total non-performing loans		16,086		26,536
Other real estate owned		—		4,083
Total non-performing assets	$	16,086	$	30,619
Allowance for loan losses to total loans		1.13 %		1.61 %
Nonaccrual loans to total loans		0.53 %		0.84 %
Allowance for loan losses to nonaccrual loans		213.5 %		191.5 %
Allowance for loan losses to non-performing loans		213.5 %		190.5 %
Non-performing assets to total assets		0.40 %		0.76 %

At December 31, 2025, nonaccrual loans were $16.1 million, compared to $26.4 million at December 31, 2024. The decrease included commercial real estate loans totaling $8.9 million that were sold and paid off, two C&I loans totaling $3.3 million that were paid off, a 1-4 family residential loan of $2.9 million upgraded to accrual status and a construction loan of $851 thousand that was paid down, partially offset by downgrades totaling $5.8 million to nonaccrual during the year ended December 31, 2025. At December 31, 2024, non-performing assets included OREO, net of $4.1 million which was sold in the second quarter of 2025, resulting in an $862 thousand loss.

Allowance for Credit Losses

Our ACL is an estimate of expected lifetime credit losses for loans held for investment at the time of origination or acquisition and is maintained at a level deemed appropriate by management to provide for expected lifetime credit losses in the portfolio. The ACL consists of: (i) a specific allowance established for CECL on loans individually evaluated, (ii) a quantitative allowance for current expected loan losses based on the portfolio and expected economic conditions over a reasonable and supportable forecast period that reverts back to long-term trends to cover the expected life of the loan, (iii) a qualitative allowance including management judgment to capture factors and trends that are not adequately reflected in the quantitative allowance, and (iv) the ACL for off-balance sheet credit exposure for unfunded loan commitments. Estimating expected credit losses requires management to use relevant forward-looking information, including the use of reasonable and supportable forecasts. We measure the ACL using a discounted cash flow methodology, which utilizes pool-level assumptions and cash flow projections on individual loan basis, which then aggregated at the portfolio segment level and supplemented by a qualitative reserve that is applied to each portfolio segment level. Our ACL model incorporates assumptions for our own historical quarterly prepayment and curtailment experience covering the period starting from February 2021 to estimate the ACL, probability of default ("PD"), and LGD to project each loan's cash flow throughout its entire life cycle.

Accrued interest receivable on loans receivable, net, totaled $9.8 million and $11.7 million at December 31, 2025 and 2024, respectively, and is included within accrued interest receivable and other assets in the accompanying consolidated balance sheets. Accrued interest receivable is excluded from the ACL.

The following table presents a summary of the changes in the ACL for the periods indicated:

(dollars in thousands)	Year Ended December 31, 2025			Year Ended December 31, 2024		
	Allowance for Loan Losses	Reserve for Unfunded Loan Commitments	Total Allowance for Credit Losses	Allowance for Loan Losses	Reserve for Unfunded Loan Commitments	Total Allowance for Credit Losses
Balance, beginning of period	$ 50,540	$ 3,103	$ 53,643	$ 22,569	$ 933	$ 23,502
Initial allowance for acquired PCD loans	—	—	—	11,216	—	11,216
Provision for (reversal of) credit losses[1][2]	(7,825)	(998)	(8,823)	19,520	2,170	21,690
Charge-offs	(10,490)	—	(10,490)	(2,774)	—	(2,774)
Recoveries	2,123	—	2,123	9	—	9
Net charge-offs	(8,367)	—	(8,367)	(2,765)	—	(2,765)
Balance, end of period	$ 34,348	$ 2,105	$ 36,453	$ 50,540	$ 3,103	$ 53,643

(1) Includes an initial provision for credit losses for non-PCD loans acquired in the Merger of $18.5 million for the year ended December 31, 2024. There was no similar activity in the comparable 2025 period.
(2) Includes an initial provision for credit losses for unfunded commitments acquired in the Merger of $2.7 million for the year ended December 31, 2024. There was no similar activity in the comparable 2025 period.

The following table presents a summary of the ALL by portfolio segment, along with the corresponding percentage of each segment to total loans as of the periods indicated:

(dollars in thousands)	December 31, 2025		December 31, 2024	
	Amount	Percent of Loans in Each Category to Total Loans	Amount	Percent of Loans in Each Category to Total Loans
Construction and land development	$ 1,204	4.6 %	$ 1,953	7.2 %
Real estate - other:				
1-4 family residential	943	4.7 %	2,375	5.2 %
Multifamily residential	2,031	10.7 %	1,560	7.8 %
Commercial real estate and other	21,616	60.0 %	25,464	56.3 %
Commercial and industrial	8,544	20.0 %	18,056	22.7 %
Consumer	10	— %	1,132	0.8 %
	$ 34,348	100.0 %	$ 50,540	100.0 %

On a quarterly basis, we evaluated numerous key macroeconomic variables within the economic forecast scenarios from Moody's Analytics and determined that it was best to use a combination of these scenarios that would reflect the range of possible outcomes given the volatile economic environment. We also reviewed the underlying assumptions supporting each scenario along with other sources of economic forecasts and meeting minutes of the FOMC when determining the scenario weighting. At December 31, 2025, we used a probability-weighted two-scenario forecast, representing a base-case scenario and one downside scenario ("S2"), to estimate the ACL. We also updated the scenario weightings and assigned 80% to the base-case scenario and 20% to the downside scenario based on the FOMC lowering the federal funds rate by 25 basis points in the December 2025 meeting and a total of 75 bps in 2025, to achieve maximum employment and return inflation to its 2% objective. Uncertainty about the economic outlook has diminished, but remains elevated, unemployment rate remains low, and labor market conditions remain solid. Short-term rates are likely to decline due to the Fed's increased focus on employment and potential monetary easing, while the long-term rates may remain evaluated due to persistent inflation and policy uncertainty. The use of two weighted scenarios is consistent with the methodology used in our ACL model at December 31, 2025 and December 31, 2024. Refer to Note 4 - *Loans and Allowances for Credit Losses - Allowance for Credit Losses - Loans* included in Item 8. *Financial Statements* of this annual report for more information.

We used economic forecasts released by Moody's Analytics in the third week of December 2025 to update our ACL calculations for December 31, 2025. We updated our historical prepayment and curtailment rates analysis, and qualitative risk factors based on our judgment of the market area, industry or business specific data, changes in underlying loan composition of specific portfolios, trends relating to credit quality, delinquency, non-performing and adversely rated loans, model imprecision, and reasonable and supportable forecasts of economic conditions that were not captured in the quantitative analysis. We continue to monitor macroeconomic variables related to changes in interest rates, inflation and the concerns of an economic downturn, and believe it is appropriately provisioned for the current environment.

The ALL was $34.3 million at December 31, 2025, compared to $50.5 million at December 31, 2024. The $16.2 million decrease in the ALL during the year ended December 31, 2025 was driven by a number of factors, including net charge-offs of $8.4 million resulting from our continuing strategy to derisk the consolidated balance sheet by reducing our exposure to criticized loans. Other factors that decreased the ALL included changes in qualitative risk factors that decreased the ALL by $4.0 million, decreases in classified loans decreased the ALL by $11.4 million, and changes in the loans held for investment volume and mix decreased the ALL by $1.8 million, partially offset by $955 thousand changes in the reasonable and supportable forecast, primarily related to the economic outlook, the scenario weightings, and a $373 thousand increase in reserve for individually evaluated loans.

At December 31, 2025, our ratio of ALL to total loans held for investment was 1.13%, a decrease from 1.61% at December 31, 2024.

The ACL process involves subjective and complex judgments and is reflective of significant uncertainties that could potentially result in materially different results under different assumptions and conditions. We review the level of the allowance at least quarterly and perform a sensitivity analysis on the significant assumptions utilized in estimating the ACL for collectively evaluated loans. Applying a 100% probability weighting to the downside scenario rather than using the probability-weighted two scenario approach would result in an increase in ACL by approximately $6.9 million, or an additional 23 basis points to the ALL to total loans held for investment ratio. This sensitivity analysis and related impact on the ACL is a hypothetical analysis and is not intended to represent management's judgments or assumptions of qualitative loss factors that were utilized at December 31, 2025.

The following table presents net charge-offs, average loans and net charge-offs as a percentage of average loans for the periods indicated:

(dollars in thousands)	Year Ended December 31, 2025			Year Ended December 31, 2024		
	Net Charge-off	Average Loans	Net Charge-off Ratio	Net Charge-off	Average Loans	Net Charge-off Ratio
Construction and land development	$ —	$ 194,492	— %	$ (967)	$ 235,192	(0.41)%
Real estate - other:						
1-4 family residential	—	144,686	— %	—	149,365	— %
Multifamily residential	—	267,063	— %	(1,457)	216,301	(0.67)%
Commercial real estate and other	(1,734)	1,739,357	(0.10)%	(51)	1,330,582	— %
Commercial and industrial	(3,182)	638,172	(0.50)%	(52)	500,123	(0.01)%
Consumer	(3,451)	29,835	(11.57)%	(238)	11,175	(2.13)%
	$ (8,367)	$ 3,013,605	(0.28)%	$ (2,765)	$ 2,442,738	(0.11)%

Allowance for Credit Losses on Off-Balance Sheet Commitments

We also maintain a separate allowance for off-balance sheet commitments, which is included in accrued interest payable and other liabilities in our consolidated balance sheets. Management evaluates the loss exposure for off-balance sheet commitments to extend credit following the same principles used for the ACL, with consideration for experienced utilization rates on client credit lines and the inherently lower risk of unfunded loan commitments relative to disbursed commitments. The allowance for off-balance sheet commitments totaled $2.1 million and $3.1 million at December 31, 2025 and 2024, respectively. The change in the allowance for off-balance sheet commitments between periods was the result of a $998 thousand reversal of provision for credit losses on unfunded loan commitments from lower unfunded loan commitment balances at December 31, 2025, coupled with lower loss rates used to estimate the ACL on unfunded commitments. Total unfunded loan commitments decreased $38.9 million to $886.4 million at December 31, 2025, from $925.3 million at December 31, 2024.

Servicing Asset and Loan Servicing Portfolio

We sell loans in the secondary market and, for certain loans, retain the servicing responsibility. The loans serviced for others were accounted for as sales and are therefore not included in the accompanying consolidated balance sheets. We receive servicing fees ranging from 0.25% to 1.00% for the services provided over the life of the loan; the servicing asset is initially recognized at fair value based on the present value of the estimated future net servicing income, incorporating assumptions that market participants would use in their estimates of fair value. The risks inherent in the SBA servicing asset relate primarily to changes in prepayments that result from shifts in interest rates and a reduction in the estimated future cash flows. The servicing asset activity includes additions from loan sales with servicing retained and acquired servicing rights and reductions from amortization as the serviced loans are repaid and servicing fees are earned. Loans serviced for others totaled $113.5 million and $138.0 million at December 31, 2025 and 2024, respectively. This includes SBA loans serviced for others of $35.6 million and $33.2 million at December 31, 2025 and 2024, respectively, for which there was a related servicing asset of $346 thousand and $344 thousand, respectively. The fair value of the servicing asset approximated its carrying value at December 31, 2025 and 2024. Consideration for each SBA loan sale includes the cash received and the fair value of the related servicing asset. The significant assumptions used in the valuation of the SBA servicing asset at December 31, 2025 included a weighted average discount rate of 12.0% and a weighted average prepayment speed assumption of 19.9%. The significant assumptions used in the valuation of the SBA servicing asset at December 31, 2024 included a weighted average discount rate of 14.3% and a weighted average prepayment speed assumption of 20.5%.

Goodwill and Intangible Assets

Goodwill totaled $110.9 million and $111.8 million at December 31, 2025 and 2024, respectively. In 2025, we recorded adjustments related to the Merger resulting in a decrease to goodwill of $853 thousand within the one-year measurement period subsequent to the Merger Date. These net of tax adjustments included a true-up of the acquired low-income housing tax credit investments, recoveries on acquired PCD loans previously charged-off prior to the Merger, and deferred tax adjustment related to CALB state net operating losses that cannot be utilized post-merger. On an ongoing basis, we qualitatively assess whether current events or circumstances warrant the need for an interim quantitative assessment of goodwill impairment. We also monitor fluctuations in our stock price. At December 31, 2025, we determined that it is not likely that the fair value of the reporting unit is less than its carrying amount.

Intangible assets totaled $18.5 million and $22.3 million at December 31, 2025 and 2024, respectively, and was comprised of the following:

(dollars in thousands)	December 31, 2025		December 31, 2024	
Core deposit intangible	$	18,392	$	22,033
Trade name		88		238
Intangible assets, net	$	18,480	$	22,271

The $3.8 million decrease in the intangible assets between periods was the result of amortization during the period. At December 31, 2025, the intangible assets had a weighted average remaining amortization period of 8.4 years.

Refer to Note 2 - *Business Combinations* and Note 8 - *Goodwill and Other Intangible Assets* of the Notes to Consolidated Financial Statements included in Item 8 of this annual report for more information regarding business combinations and related activity.

Deposits

The following table presents the composition of deposits, related percentage of total deposits, and spot rates as of December 31, 2025:

	December 31, 2025			December 31, 2024		
(dollars in thousands)	Amount	Percentage of Total Deposits	Spot Rate[1]	Amount	Percentage of Total Deposits	Spot Rate[1]
Noninterest-bearing demand[2]	$1,178,256	35.0 %	0.0 %	$1,257,007	37.0 %	0.0 %
Interest-bearing NOW accounts[3]	840,593	24.9 %	1.7 %	673,589	19.8 %	1.9 %
Money market and savings accounts[4]	1,223,486	36.3 %	2.3 %	1,182,927	34.8 %	2.7 %
Time deposits[5]	124,487	3.7 %	3.4 %	164,101	4.8 %	4.0 %
Broker time deposits	3,759	0.1 %	0.4 %	121,136	3.6 %	4.9 %
Total deposits	$3,370,581	100.0 %	1.4 %	$3,398,760	100.0 %	1.7 %

(1) Weighted average interest rates at December 31, 2025 and 2024.
(2) Included reciprocal deposit products of zero and $76.6 million at December 31, 2025 and 2024, respectively.
(3) Included reciprocal deposit products of $696.5 million and $536.0 million at December 31, 2025 and 2024, respectively.
(4) Included reciprocal deposit products of $1.7 million and $76.5 million at December 31, 2025 and 2024, respectively.
(5) Included CDARS deposits of $45.4 million and $65.4 million at December 31, 2025 and 2024, respectively.

We offer our depositors access to the Certificate of Deposit Account Registry Service ("CDARS") and IntraFi Network Insured Cash Sweep ("ICS") networks. We receive an equal dollar amount of deposits ("reciprocal deposits") from other participating banks in exchange for the deposits we place into the networks to fully qualify large customer deposits for FDIC insurance. These reciprocal deposits are not required to be treated as brokered deposits up to the lesser of 20% of the Bank's total liabilities or $5.00 billion.

Our total reciprocal deposits decreased to $743.6 million, or 22.1% of total deposits and 21.6% of the Bank's total liabilities at December 31, 2025, compared to $754.4 million, or 22.2% of total deposits and 21.8% of the Bank's total liabilities at December 31, 2024. The excess over 20% increased our wholesale funding to total assets ratio and net non-core funding dependence ratio. These two ratios were within the Bank's internal policy limit.

Total deposits were $3.37 billion at December 31, 2025, a decrease of $28.2 million from $3.40 billion at December 31, 2024. During the year ended December 31, 2025, there was a $78.8 million decrease in noninterest-bearing demand deposits, a $117.4 million decrease in brokered time deposits, a $20.0 million decrease in CDARS time deposits and a $19.6 million decrease in customers time deposits, offset by $167.0 million increase in interest-bearing NOW accounts, and a $40.6 million increase in money market and savings accounts.

The increase in interest-bearing NOW accounts was primarily driven by a $160.6 million increase in ICS deposits.

At December 31, 2025, noninterest-bearing demand deposits totaled $1.18 billion and represented 35.0% of total deposits, compared to $1.26 billion or 37.0% at December 31, 2024. At December 31, 2025 and 2024, total deposits exceeding FDIC deposit insured limits were $1.66 billion, or 49% of total deposits and $1.56 billion, or 46% of total deposits, respectively.

The following table sets forth the average balance of deposit accounts and the weighted average rates paid for the periods indicated:

| | For the Year Ended December 31, | | | |
| | 2025 | | 2024 | |
(dollars in thousands)	Average Balance	Average Rate Paid	Average Balance	Average Rate Paid
Noninterest-bearing demand	$1,212,810	— %	$ 893,586	— %
Interest-bearing NOW accounts	811,050	1.86 %	492,140	2.16 %
Money market and savings accounts	1,184,863	2.61 %	910,426	2.93 %
Time deposits	165,270	3.76 %	324,249	4.76 %
Total deposits	$3,373,993	1.55 %	$2,620,401	2.01 %

The decrease in the weighted average rate on deposits was primarily due to the repricing of deposits in a lower interest rate environment and peer bank deposit competition during the year ended December 31, 2025.

The following table sets forth the maturities of time deposits at December 31, 2025:

(dollars in thousands)	December 31, 2025				
	Three Months of Less	Over Three Months through Six Months	Over Six Months through Twelve Months	Over Twelve Months	Total
Time deposits in amounts of $250,000 or less	$ 52,248	$ 3,807	$ 6,698	$ 423	$ 63,176
Time deposits in amounts over $250,000[1]	33,430	16,440	14,272	928	65,070
Total time deposits	$ 85,678	$ 20,247	$ 20,970	$ 1,351	$ 128,246

(1) Amounts exclude fair value adjustments for acquired time deposits.

Borrowings

Total borrowings decreased $35.9 million to $33.8 million at December 31, 2025 from $69.7 million at December 31, 2024. The decrease was attributable to the redemption of all $18.0 million of our 5.50% fixed-to-floating rate subordinated debt due in 2030 at par value during the second quarter of 2025 and all $20.0 million of our 5.00% fixed-to-floating rate subordinated debt due in 2030 at par value during the third quarter of 2025.

At December 31, 2025, we had outstanding $35.0 million of 3.50% fixed-to-floating rate subordinated debt due in 2031, assumed in connection with the Merger. Beginning August 17, 2026, the interest rate changes to a quarterly variable rate equal to the then current 90-day SOFR plus 2.86%, until maturity, unless redeemed early, at our option, after the end of the fixed-rate period. The subordinated debt was initially recognized with a fair value discount of $3.4 million. At December 31, 2025 and 2024, the net unamortized fair value discount was $1.2 million and $2.7 million, respectively. The net unamortized fair value discount is netted against the balance and recorded in borrowings in the consolidated balance sheets (refer to Note 10 - *Borrowing Arrangements* of the Notes to Consolidated Financial Statements included in Item 8 of this annual report).

A summary of outstanding borrowings, and related information, as of December 31 follows:

(dollars in thousands)	2025	2024
FHLB Advances		
Outstanding balance	$ —	$ —
Weighted average interest rate, end of period	— %	— %
Average balance outstanding, during the year	$ 7	$ 19,543
Weighted average interest rate, during the year	— %	5.64 %
Maximum amount outstanding at any month-end during the year	$ —	$ 70,000
Subordinated Debt		
Outstanding balance	$ 35,000	$ 73,000
Carrying value[1]	$ 33,832	$ 69,725
Weighted average interest rate, end of period	3.50 %	4.40 %
Average balance outstanding, during the year[2]	$ 55,843	$ 39,479
Weighted average interest rate, during the year[3]	8.29 %	7.47 %
Maximum amount outstanding at any month-end during the year	$ 73,000	$ 73,000

(1) Amount includes net unamortized issuance costs and fair value adjustments.
(2) Average balance outstanding includes average net unamortized issuance costs and average fair value adjustments for the periods presented.
(3) Weighted average interest rate includes issuance costs and fair value adjustments during the periods presented.

Shareholders' Equity

Total shareholders' equity was $576.6 million at December 31, 2025, compared to $511.8 million at December 31, 2024. The $64.8 million increase between periods was primarily due to net income of $63.1 million, a decrease in net of tax of unrealized losses on debt securities available-for-sale of $5.0 million, stock-based compensation expense of $5.8 million, and stock options exercised of $132 thousand, partially offset by the repurchase of common stock in settlement of restricted stock units of $2.7 million, common stock dividends of $3.3 million and the repurchase of shares of common stock under our share repurchase plan of $3.4 million.

On June 14, 2023, we announced an authorized share repurchase plan, providing for the repurchase of up to 550,000 shares of our outstanding common stock, or approximately 3% of our then outstanding shares. On May 1, 2025, we announced an increase in the number of shares authorized for repurchase to 1,600,000 shares. Repurchases under the program may occur from time to time in open market transactions, in privately negotiated transactions, or by other means in accordance with federal securities laws and other restrictions. We intend to fund any repurchases from available working capital and cash provided by operating activities. The timing of repurchases, as well as the number of shares repurchased, will depend on a variety of factors, including price; trading volume; business, economic and general market conditions; and the terms of any Rule 10b5-1 plan adopted by us. The repurchase program has no expiration date and may be suspended, modified, or terminated at any time without prior notice.

There were 211,928 shares repurchased at a weighted average market price of $16.37 and a total cost of $3.4 million under this share repurchase plan during the year ended December 31, 2025. There were no shares repurchased under this repurchase plan during the year ended December 31, 2024.

Tangible book value per common share at December 31, 2025 was $13.79, compared with $11.71 at December 31, 2024. The $2.08 increase in tangible book value per common share during the year ended December 31, 2025 was primarily the result of net income during the period, other comprehensive income related to changes in unrealized losses, net of taxes on available-for-sale debt securities, and the impact of share-based compensation activity, partially offset by repurchases of common stock under our share repurchase plan and share-based compensation plans and dividends on common stock. Tangible book value per common share is also impacted by certain other items, including amortization of intangibles, and share changes resulting from share-based compensation results.

Prior to the Merger, the holding company qualified for treatment under the Small Bank Holding Company Policy Statement (Regulation Y, Appendix C) and, therefore, was not subject to consolidated capital rules at the bank holding company level. Beginning in the third quarter of 2024, the holding company became subject to the consolidated capital rules at the bank holding company level. The Company's leverage capital ratio and total risk-based capital ratio were 11.27% and 14.86%, respectively, at December 31, 2025. The Bank's leverage capital ratio and total risk-based capital ratio were 11.57% and 14.24%, respectively, at December 31, 2025.

Liquidity and Capital Resources

Liquidity

Liquidity is a measure of our ability to meet our cash flow requirements, including inflows and outflows of cash for depositors and borrowers, while at the same time meeting our operating, capital and strategic cash flow needs. Several factors influence our liquidity needs, including depositor and borrower activity, interest rate trends, changes in the economy, maturities, re-pricing and interest rate sensitivity of our debt securities, loan portfolio and deposits. We attempt to maintain a total liquidity ratio (liquid

assets, including federal funds sold, short term interest-bearing due from banks, fully disbursed loans held for sale, and available-for-sale debt securities not pledged as collateral expressed as a percentage of total deposits and short term debt) above approximately 10.0%. Our total liquidity ratios were 16.9% at December 31, 2025 and 15.7% at December 31, 2024. For additional information regarding our operating, investing, and financing cash flows, see *"Consolidated Statements of Cash Flows"* in our audited consolidated financial statements contained in Item 8 of this annual report.

California Bank of Commerce, N.A.

The Bank's primary sources of liquidity are derived from deposits from customers, principal and interest payments on loans and debt securities, FHLB advances and other borrowings. The Bank's primary uses of liquidity include customer withdrawals of deposits, extensions of credit to borrowers, operating expenses, repayment of FHLB advances and other borrowings and dividends to the holding company. While maturities and scheduled amortization of loans and debt securities are predictable sources of funds, deposit flows and loan prepayments are greatly influenced by market interest rates, economic conditions, and competition. Dividends from the Bank to the holding company depend upon the Bank's earnings, financial position, regulatory standing, the ability to meet current and anticipated regulatory capital requirements, and other factors deemed relevant by our Board of Directors. The Bank paid $60.0 million in dividends to the holding company during 2025.

At December 31, 2025, we had a secured line of credit of $814.3 million from the FHLB, of which $749.3 million was available. This secured borrowing arrangement is collateralized under a blanket lien on qualifying real estate loans and is subject to us providing adequate collateral and continued compliance with the Advances and Security Agreement and other eligibility requirements established by the FHLB. At December 31, 2025, we had pledged qualifying loans with an unpaid principal balance of $1.44 billion for this line. In addition, at December 31, 2025, we used $65.0 million of our secured FHLB borrowing capacity to have the FHLB issue letters of credit to meet collateral requirements for deposits from the State of California and other public agencies. There were no borrowings at December 31, 2025.

At December 31, 2025, we had credit availability of $327.8 million at the Federal Reserve discount window to the extent of collateral pledged. At December 31, 2025, we had pledged our held-to-maturity debt securities with an amortized cost of $52.9 million and qualifying loans with an unpaid principal balance of $351.7 million as collateral through the Borrower-in-Custody ("BIC") program. The Company also pledged available-for-sale debt securities with an amortized cost of $27.6 million as collateral for secured public deposits and for other purposes as required by law or contract provisions. We had no discount window borrowings at December 31, 2025.

We have four overnight unsecured credit lines from correspondent banks totaling $90.5 million at December 31, 2025. The lines are subject to annual review. There were no outstanding borrowings under these lines at December 31, 2025 and 2024.

The Bank's total available borrowing capacity was $1.17 billion at December 31, 2025. Additionally, the Bank had unpledged liquid securities at fair value of approximately $192.6 million and cash and cash equivalents of $398.3 million at December 31, 2025.

California BanCorp

The primary sources of liquidity of the Company, on a stand-alone holding company basis, are derived from dividends from the Bank, borrowings, and its ability to issue debt and raise capital. The Company's primary uses of liquidity are operating expenses and payments of interest and principal on borrowings. Our ability to declare dividends to shareholders and repurchase our common stock depends upon cash on hand and dividends from the Bank. During the year ended December 31, 2025, we paid $3.25 million in dividends to our common stockholders. At December 31, 2025 and 2024, the cash and due from banks was $21.4 million and $4.1 million, respectively.

The Company also assumed in the Merger an additional $35 million in subordinated debt, with a fixed interest rate of 3.50% and a stated maturity of September 1, 2031. Beginning August 17, 2026, the interest rate changes to a quarterly variable rate equal to the then current 90-day SOFR plus 2.86%, until maturity, unless redeemed early, at the Company's option, after the end of the fixed-rate period. The subordinated debt was initially recognized with a fair value discount of $3.4 million. At December 31, 2025 and 2024, the net unamortized fair value discount was $1.2 million and $2.7 million, respectively. The net unamortized fair value discount is netted against the balance and recorded in borrowings in the consolidated balance sheets. The amortization of the fair value discount is recorded in interest expense in the consolidated statements of income. At December 31, 2025, the Company was in compliance with all covenants and terms of these notes.

At December 31, 2025, consolidated cash and cash equivalents totaled $399.9 million, an increase of $11.8 million from $388.2 million at December 31, 2024. The increase in cash and cash equivalents is the result of $57.3 million in net cash provided by operating cash flows, $29.8 million net cash provided by investing cash flows and $75.3 million of net cash flows used in financing cash flows.

Our operating cash flows are comprised of net income, adjusted for certain non-cash transactions, including but not limited to, depreciation and amortization, provision for credit losses, loans originated for sale and related gains and proceeds from sales, stock-based compensation, and amortization of net deferred loan costs and premiums. Net cash flows from operating cash flows were $57.3 million for the year ended December 31, 2025, compared to $50.3 million for the same 2024 period. The $7.0 million increase was primarily due to a higher net income generated during the year ended December 31, 2025, adjusted for a $11.9 million increase in deferred income taxes, a $1.9 million increase in other intangible amortization resulting from the Merger, and a $160 thousand increase in net cash provided by sales of loans held for sale, net of originations, partially offset by a $9.0 million decrease in accretion of net discount and deferred loan fees, a $422 thousand decrease in stock-based compensation, a $3.9 million decrease in loss on sale of OREO, a $17.8 million decrease in other items, net, and a $30.5 million decrease in provision of credit losses.

Our investing cash flows are primarily comprised of cash inflows and outflows from our debt securities and loan portfolios, net cash acquired in business combinations, as applicable, and to a lesser extent, purchases of stock investments, purchases and proceeds from bank-owned life insurance, and capital expenditures. Net cash provided by investing activities was $29.8 million for the year ended December 31, 2025, compared to $524.7 million for the same 2024 period. The $494.9 million decrease in cash provided by investing activities was primarily due to a decrease in cash acquired of $336.3 million from the Merger, a decrease in debt securities, restricted stocks and other equity purchases of $123.2 million and a decrease in proceeds from sales of OREO of $6.9 million, partially offset by an decrease in net loan repayments and proceeds from the sale of loans held for investment of $46.5 million and an increase in proceeds from debt securities maturities and paydowns of $7.5 million.

Our financing cash flows are primarily comprised of inflows and outflows of deposits, borrowing activity, proceeds from the issuance of common shares, and to a lesser extent, repurchases of common shares, dividends on common stock and cash flows from share-based compensation arrangements. Net cash used in financing activities was $75.3 million for the year ended December 31, 2025, compared to $273.6 million for the same 2024 period. The $198.3 million increase in financing cash flows was primarily due to a $159.4 million net increase in deposit cash flows and a $85.0 million decrease in net repayment activity on overnight FHLB advances, partially offset by $38.0 million related to the redemption of subordinated debt at par value and $0.7 million related to repurchase of common shares under the authorized share repurchase plan and settlement of restricted stock units under share-based compensation plans.

We believe that our liquidity sources are stable and are adequate to meet our day-to-day cash flow requirements as of December 31, 2025.

Commitments and Contractual Obligations

The following table presents information regarding our outstanding commitments and contractual obligations as of December 31, 2025:

(Dollars in thousands)	One Year or Less		Over One Year to Three Years		Over Three Years to Five Years		More than Five Years		Total	
Commitments to extend credit	$	547,838	$	242,284	$	39,316	$	48,087	$	877,525
Letters of credit issued to customers		21,800		610		646		533		23,589
Total commitments	$	569,638	$	242,894	$	39,962	$	48,620	$	901,114
Subordinated debt[1]	$	—	$	—	$	—	$	35,000	$	35,000
Certificates of deposit		126,895		1,225		126		—		128,246
Lease obligations		3,685		7,522		5,133		2,596		18,936
Total contractual obligations	$	130,580	$	8,747	$	5,259	$	37,596	$	182,182

(1) Amounts exclude net unamortized fair value adjustments.

At December 31, 2025 and 2024, we also had unfunded commitments of $7.9 million and $5.9 million, respectively, for investments in other equity investments.

Capital Resources

Maintaining adequate capital is always an important objective of the Company. Abundant and high quality capital helps weather economic downturns and market volatility, protect depositors' funds, and support growth, such as expanding operations or making acquisitions. Capital is also a source of funds for loan demand and enables the Company to effectively manage its assets and liabilities. We are authorized to issue 50,000,000 shares of common stock of which 32,418,182 were issued and outstanding as of December 31, 2025. We are also authorized to issue 50,000,000 shares of preferred stock, of which none have been issued as of December 31, 2025.

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements.

Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the holding company and the Bank must meet specific capital guidelines that involve quantitative measures of their respective assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. These capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. The holding company and Bank also elected to exclude the effects of credit loss accounting under CECL from common equity Tier 1 capital ratio for a three-year transitional period.

In order for a holding company and bank to be considered "adequately capitalized" the Company is required to maintain a minimum total capital ratio of 8.0%, a minimum Tier 1 capital ratio of 6.0%, a minimum common equity Tier 1 capital ratio of 4.5%, and a minimum leverage ratio of 4.0%. Banks considered to be "well capitalized" must maintain a minimum total capital ratio of 10.0%, a minimum Tier 1 capital ratio of 8.0%, a minimum common equity Tier 1 capital ratio of 6.5%, and a minimum leverage ratio of 5.0%.

Basel III, the comprehensive regulatory capital rules for U.S. banking organizations, requires all banking organizations to maintain a capital conservation buffer above the minimum risk-based capital requirements in order to avoid certain limitations on capital distributions, stock repurchases and discretionary bonus payments to executive officers. The capital conservation buffer is exclusively comprised of common equity Tier 1 capital, and it applies to each of the three risk-based capital ratios but not to the leverage ratio. Effective January 1, 2019, the capital conservation buffer increased by 0.625% to its fully phased-in 2.5%, such that the common equity Tier 1, Tier 1 and total capital ratio minimums inclusive of the capital conservation buffers were 7.0%, 8.5%, and 10.5% at December 31, 2025. At December 31, 2025, the Company and the Bank were in compliance with the capital conservation buffer requirements.

As of December 31, 2025, the Company and the Bank continued to exceed the regulatory capital minimum requirements, and the Bank continued to exceed the regulatory capital requirements to be considered "well capitalized" under the regulatory framework for prompt corrective action ("PCA"). Management believes, as of December 31, 2025 and 2024, that the Company and the Bank met all capital adequacy requirements to which each is subject.

The following table sets forth the Company's and the Bank's actual capital amounts and ratios:

					Amount of Capital Required		
				To be Adequately Capitalized		To be Well-Capitalized under PCA Provisions	
	Actual						
(dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2025:						
California BanCorp:						
Total Capital (to Risk-Weighted Assets)	$ 519,772	14.86%	$ 279,836	8.0%	N/A	N/A
Tier 1 Capital (to Risk-Weighted Assets)	451,511	12.91%	209,877	6.0%	N/A	N/A
CET1 Capital (to Risk-Weighted Assets)	451,511	12.91%	157,408	4.5%	N/A	N/A
Tier 1 Capital (to Average Assets)	451,511	11.27%	160,304	4.0%	N/A	N/A
California Bank of Commerce, N.A.:						
Total Capital (to Risk-Weighted Assets)	$ 497,919	14.24%	$ 279,707	8.0%	$ 349,634	10.0%
Tier 1 Capital (to Risk-Weighted Assets)	463,490	13.26%	209,780	6.0%	279,707	8.0%
CET1 Capital (to Risk-Weighted Assets)	463,490	13.26%	157,335	4.5%	227,262	6.5%
Tier 1 Capital (to Average Assets)	463,490	11.57%	160,210	4.0%	200,262	5.0%
As of December 31, 2024:						
California BanCorp:						
Total Capital (to Risk-Weighted Assets)	$ 496,912	13.67%	$ 290,897	8.0%	N/A	N/A
Tier 1 Capital (to Risk-Weighted Assets)	385,354	10.60%	218,173	6.0%	N/A	N/A
CET1 Capital (to Risk-Weighted Assets)	385,354	10.60%	163,630	4.5%	N/A	N/A

(dollars in thousands)	Actual Amount	Ratio	Amount of Capital Required To be Adequately Capitalized Amount	Ratio	To be Well-Capitalized under PCA Provisions Amount	Ratio
Tier 1 Capital (to Average Assets)	385,354	9.53%	161,710	4.0%	N/A	N/A
California Bank of Commerce, N.A.:						
Total Capital (to Risk-Weighted Assets)	$ 492,433	13.55%	$ 290,753	8.0%	$ 363,441	10.0%
Tier 1 Capital (to Risk-Weighted Assets)	450,600	12.40%	218,065	6.0%	290,753	8.0%
CET1 Capital (to Risk-Weighted Assets)	450,600	12.40%	163,548	4.5%	236,237	6.5%
Tier 1 Capital (to Average Assets)	450,600	11.15%	161,689	4.0%	202,111	5.0%

Refer to Note 17 - *Regulatory Matters* of the Notes to Consolidated Financial Statements included in Item 8 of this annual report for more information regarding regulatory capital.

Dividend Restrictions

The primary source of funds for the Company is dividends from the Bank. Under federal law, the Bank may not declare a dividend in excess of its undivided profits and, absent the approval of the OCC, the Bank's primary banking regulator, if the total amount of dividends declared by the Bank in any calendar year exceeds the total of the Bank's retained net income of that current period, year to date, combined with its retained net income for the preceding two years. The Bank also is prohibited from declaring or paying any dividend if, after making the dividend, the Bank would be considered "undercapitalized" (as defined by reference to other OCC regulations). Federal bank regulatory agencies have authority to prohibit banking institutions from paying dividends if those agencies determine that, based on the financial condition of the bank, such payment will constitute an unsafe or unsound practice.

During the years ended December 31, 2025, and 2024, dividends paid by the Bank to the Company were $60.0 million and zero, respectively.

The Federal Reserve limits the amount of dividends that bank holding companies may pay on common stock to income available over the past year, and only if prospective earnings retention is consistent with the organization's expected future needs and financial condition. It is also the Federal Reserve's policy that bank holding companies should not maintain dividend levels that undermine their ability to be a source of strength to its banking subsidiaries. Additionally, in consideration of the current financial and economic environment, the Federal Reserve has indicated that bank holding companies should carefully review their dividend policies.

On December 4, 2025, we declared our first quarterly cash dividend of $0.10 per share on our common stock. During the years ended December 31, 2025 and 2024, there were $3.3 million and no dividends declared to shareholders by the Company, respectively.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk Management

Market risk represents the risk of loss due to changes in market values of assets and liabilities. We incur market risk in the normal course of business through exposures to market interest rates, equity prices, and credit spreads. Our primary market risk is interest rate risk, which is the risk of loss of net interest income or net interest margin resulting from changes in market interest rates.

Interest Rate Risk

Interest rate risk results from the following risks:

- Repricing risk — timing differences in the repricing and maturity of interest-earning assets and interest-bearing liabilities;

- Option risk — changes in the expected maturities of assets and liabilities, such as borrowers' ability to prepay loans at any time and depositors' ability to redeem certificates of deposit before maturity;

- Yield curve risk — changes in the yield curve where interest rates increase or decrease in a nonparallel fashion; and

- Basis risk — changes in spread relationships between different yield curves, such as U.S. Treasuries, U.S. Prime Rate, and Constant Maturity Treasury Rates ("CMT").

Because our earnings are primarily dependent on our ability to generate net interest income, we focus on actively monitoring and managing the effects of adverse changes in interest rates on our net interest income. Our interest rate risk is overseen by our management Asset Liability Committee ("ALCO"). ALCO monitors our compliance with regulatory guidance in the formulation and implementation of our interest rate risk program. ALCO reviews the results of our interest rate risk modeling quarterly to assess whether we have appropriately measured our interest rate risk, mitigated our exposures appropriately and any residual risk is acceptable. In addition to our annual review of this policy, our Board of Directors explicitly reviews the interest rate risk policy limits at least annually.

Interest rate risk management is an active process that encompasses monitoring loan and deposit flows complemented by investment and funding activities. Effective management of interest rate risk begins with understanding the dynamic characteristics of assets and liabilities and determining the appropriate interest rate risk posture given business forecasts, management objectives, market expectations, and policy constraints. Changes in interest rates may result in interest-earning assets and interest-bearing liabilities maturing or repricing at different times, on a different basis or in unequal amounts. In addition, it is not uncommon for rates on certain assets or liabilities to lag behind changes in the market rates of interest. Additionally, prepayments of loans and early withdrawals of certificates of deposit could cause interest sensitivities to vary.

Our interest rate risk exposure is measured and monitored through various risk management tools, including a simulation model that performs interest rate sensitivity analysis under multiple scenarios. The simulation model is based on the actual maturities and re-pricing characteristics of the Bank's interest-rate sensitive assets and liabilities. The simulated interest rate scenarios include an instantaneous parallel shift in the yield curve. In order to model and evaluate interest rate risk, we use two approaches: Net Interest Income at Risk ("NII at Risk"), and Economic Value of Equity ("EVE"). Under NII at Risk, the impact on net interest income from changes in interest rates on interest-earning assets and interest-bearing liabilities is modeled over the next 12 months from immediate and sustained changes in interest rates utilizing various assumptions for assets and liabilities. EVE measures the period end market value of assets minus the market value of liabilities and the change in this value as rates change. EVE is a period end measurement.

The following table presents the projected changes in NII at Risk and EVE that would occur upon an immediate change in interest rates based on independent analysis, but without giving effect to any steps that management might take to counteract that change at December 31, 2025:

	Change in Interest Rates in Basis Points (bps)					
	Market Value of Equity			Net Interest Income (NII)		
(Dollars in thousands)	Amount	Change ($)	Change (%)	Amount	Change ($)	Change (%)
December 31, 2025						
+300bps	$ 635.0	$ 45.2	7.7 %	$ 165.7	$ 1.2	0.7 %
+200bps	626.1	36.3	6.2 %	165.6	1.0	0.6 %
+100bps	611.9	22.1	3.7 %	165.1	0.6	0.3 %
Base case	589.8			164.6		
-100bps	557.2	(32.6)	(5.5)%	161.0	(3.5)	(2.2)%
-200bps	512.5	(77.3)	(13.1)%	155.5	(9.1)	(5.5)%
-300bps	454.5	(135.3)	(22.9)%	154.7	(9.9)	(6.0)%
December 31, 2024						
+300bps	$ 635.2	$ 40.3	6.8 %	$ 179.8	$ 3.5	2.0 %
+200bps	627.6	32.7	5.5 %	178.9	2.6	1.5 %
+100bps	615.0	20.1	3.4 %	177.7	1.5	0.8 %
Base case	594.9			176.2		
-100bps	566.6	(28.3)	(4.8)%	172.7	(3.5)	(2.0)%
-200bps	527.0	(67.9)	(11.4)%	168.6	(7.6)	(4.3)%
-300bps	475.2	(119.7)	(20.1)%	163.4	(12.8)	(7.3)%

The modeled NII results at December 31, 2025 and 2024 indicate we would sustain a decrease in NII if interest rates declined due primarily to adjustable-rate loans repricing lower and at a faster pace than the decline in deposit rates. In the current rate environment at December 31, 2025 and 2024, our NII results indicated there would be a minimal to modest increase in the net interest income in all rates-up scenarios. The changes in NII in a rising rate environment are attributed to the adjustable-rate loans repricing higher, offset by the higher costs associated with increasing deposit costs.

The modeled EVE results at December 31, 2025 and 2024 indicate we would benefit from an increase in interest rates and would be adversely impacted by a decrease in interest rates. The results of these analyses do not contemplate all of the actions that we may undertake in response to changes in interest rates. In response to actual or anticipated changes in interest rates, we have various alternatives for managing and reducing exposure such as using FHLB Advances and/or certain derivatives such as swaps to align maturities and repricing terms, managing the percentage of fixed rate loans in our portfolio, managing the level of investments and duration of investment securities and managing our deposit relationships.

The projected changes are forecasts based on estimates of historical behavior and assumptions that are susceptible to change over time and actual results may differ from projections. Factors affecting our estimates and assumptions include, but are not limited to, competitor behavior, economic conditions both locally and nationally, actions taken by the Federal Reserve, customer behavior and our management's responses. Changes that vary significantly from our assumptions and estimates significantly affect our earnings and EVE profiles.

Item 8. Financial Statements and Supplementary Data


CONTENTS


Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of California BanCorp

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of California BanCorp and subsidiary (the Company) as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for the years then ended, and the related notes to the consolidated financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ RSM US LLP

We have served as the Company's auditor since 2024.

Austin, Texas
March 13, 2026

CALIFORNIA BANCORP AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
December 31, 2025 and 2024
(dollars in thousands, except share data)

	December 31	
	2025	2024
ASSETS		
Cash and due from banks	$ 52,013	$ 60,471
Federal funds and interest-bearing balances	347,900	327,691
Total cash and cash equivalents	399,913	388,162
Debt securities available for sale, at fair value (amortized cost of $237,191 and $151,429 at December 31, 2025 and 2024, respectively)	234,890	142,001
Debt securities held to maturity, at amortized cost, net of allowance of $0 for both periods (fair value of $49,308 and $47,823 at December 31, 2025 and 2024, respectively)	52,936	53,280
Loans held for sale, at lower of cost or fair value	25,105	17,180
Loans held for investment	3,033,887	3,139,165
Allowance for credit losses on loans	(34,348)	(50,540)
Loans held for investment, net	2,999,539	3,088,625
Restricted stock, at cost	30,932	30,829
Premises and equipment, net	12,116	13,595
Right-of-use asset	15,094	14,350
Other real estate owned, net	—	4,083
Goodwill	110,934	111,787
Intangible assets, net	18,480	22,271
Bank owned life insurance	67,367	66,636
Deferred taxes assets, net	29,041	43,127
Accrued interest and other assets	37,039	35,728
Total assets	$ 4,033,386	$ 4,031,654
LIABILITIES		
Noninterest-bearing demand	$ 1,178,256	$ 1,257,007
Interest-bearing NOW accounts	840,593	673,589
Money market and savings accounts	1,223,486	1,182,927
Time deposits	128,246	285,237
Total deposits	3,370,581	3,398,760
Borrowings	33,832	69,725
Operating lease liability	18,936	18,310
Accrued interest and other liabilities	33,451	33,023
Total liabilities	3,456,800	3,519,818
Commitments and contingencies (Notes 4 and 14)		
SHAREHOLDERS' EQUITY		
Preferred stock - 50,000,000 shares authorized, no par value; no shares issued and outstanding at December 31, 2025 and 2024	—	—
Common stock - 50,000,000 shares authorized, no par value; issued and outstanding 32,418,182 and 32,265,935 at December 31, 2025 and 2024, respectively	442,394	442,469
Retained earnings	135,813	76,008
Accumulated other comprehensive loss, net of taxes	(1,621)	(6,641)
Total shareholders' equity	576,586	511,836
Total liabilities and shareholders' equity	$ 4,033,386	$ 4,031,654

The accompanying notes are an integral part of these consolidated financial statements.

CALIFORNIA BANCORP AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME
For the Years Ended December 31, 2025 and 2024
(dollars in thousands, except per share data)

	Year Ended December 31,	
	2025	**2024**
INTEREST AND DIVIDEND INCOME		
Interest and fees on loans	$ 195,913	$ 159,960
Interest on debt securities	7,820	5,827
Interest on tax-exempted debt securities	1,209	1,223
Interest on deposits at other financial institutions	18,702	11,011
Interest and dividends on other interest-earning assets	2,336	1,777
Total interest and dividend income	225,980	179,798
INTEREST EXPENSE		
Interest on NOW, money market and savings accounts	46,041	37,329
Interest on time deposits	6,219	15,432
Interest on borrowings	4,628	4,053
Total interest expense	56,888	56,814
Net interest income	169,092	122,984
(Reversal of) provision for credit losses	(8,823)	21,690
Net interest income after (reversal of) provision for credit losses	177,915	101,294
NONINTEREST INCOME		
Service charges and fees on deposit accounts	3,170	2,106
Interchange and ATM income	1,400	1,034
Gain (loss) on sale of loans	577	(672)
Income from bank owned life insurance	2,336	1,748
Servicing and related income on loans, net	453	307
Loss on sale and disposal of fixed assets	(1)	(19)
Other charges and fees	3,150	256
Total noninterest income	11,085	4,760
NONINTEREST EXPENSE		
Salaries and employee benefits	62,288	49,845
Occupancy and equipment	8,601	7,242
Data processing and communications	7,608	5,832
Legal, audit and professional	3,646	2,559
Regulatory assessments	2,282	1,714
Director and shareholder expenses	1,463	1,410
Merger and related expenses	—	16,288
Intangible asset amortization	3,791	1,877
Litigation settlements, net	2,035	—
Other real estate owned expenses	924	5,246
Other expenses	8,405	5,778
Total noninterest expense	101,043	97,791
Income before income taxes	87,957	8,263
Income tax expense	24,899	2,830
Net income	$ 63,058	$ 5,433
Earnings per share:		
Basic	$ 1.95	$ 0.22
Diluted	$ 1.93	$ 0.22

The accompanying notes are an integral part of these consolidated financial statements.

CALIFORNIA BANCORP AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the Years Ended December 31, 2025 and 2024
(dollars in thousands)

	Year Ended December 31,			
	2025		**2024**	
Net income	$	63,058	$	5,433
Other comprehensive income (loss), net of tax:				
Unrealized gain (loss) on available-for-sale debt securities:				
Change in net unrealized gain (loss)		7,127		(3,097)
		7,127		(3,097)
Income tax expense (benefit):				
Change in net unrealized gain (loss)		2,107		(915)
		2,107		(915)
Total other comprehensive income (loss), net of tax		5,020		(2,182)
Total comprehensive income, net of tax	$	68,078	$	3,251

The accompanying notes are an integral part of these consolidated financial statements.

CALIFORNIA BANCORP AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
For the Years Ended December 31, 2025 and 2024
(dollars in thousands, except share data)

	Common Stock and Additional Paid in Capital		Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
	Shares	Amount			
Balance at December 31, 2023	**18,369,115**	**222,036**	**70,575**	**(4,459)**	**288,152**
Stock-based compensation	—	6,244	—	—	6,244
Issuance of common stock in business combination[(1)]	13,497,091	214,380	—	—	214,380
Stock options exercised	112,275	950	—	—	950
Restricted stock units vested[(2)]	430,179	825	—	—	825
Repurchase of shares in settlement of restricted stock units	(142,725)	(1,966)	—	—	(1,966)
Net income	—	—	5,433	—	5,433
Other comprehensive loss	—	—	—	(2,182)	(2,182)
Balance at December 31, 2024	**32,265,935**	**442,469**	**76,008**	**(6,641)**	**511,836**
Stock-based compensation	—	5,822	—	—	5,822
Stock options exercised	18,013	132	—	—	132
Restricted stock units vested	503,406	—	—	—	—
Repurchase of shares in settlement of restricted stock units	(157,244)	(2,663)	—	—	(2,663)
Common stock repurchased under authorized stock repurchase program	(211,928)	(3,366)	—	—	(3,366)
Common stock dividends	—	—	(3,253)	—	(3,253)
Net income	—	—	63,058	—	63,058
Other comprehensive income	—	—	—	5,020	5,020
Balance at December 31, 2025	**32,418,182**	$ 442,394	$ 135,813	$ (1,621)	$ 576,586

(1) Includes $1.3 million related to replacement awards granted in connection with the business combination (Refer to Note 2 - Business Combinations).
(2) Related to the acceleration of 123,123 replacement awards issued in connection with the business combination for non-continuing directors, executives and employees (Refer to Note 2 - Business Combinations).

The accompanying notes are an integral part of these consolidated financial statements.

CALIFORNIA BANCORP AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2025 and 2024
(dollars in thousands)

	Year Ended December 31,	
	2025	2024
OPERATING ACTIVITIES		
Net income	$ 63,058	$ 5,433
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation on premises and equipment	1,824	1,759
Core deposit intangible amortization	3,791	1,877
Accretion of net discounts and deferred loan fees	(21,273)	(12,313)
Amortization of discounts of debt securities	(1,450)	(939)
(Gain) loss on sale of loans	(577)	680
Loss on sale and disposal of fixed assets	1	19
Loans originated for sale	(8,955)	(6,324)
Proceeds from sales of and principal collected on loans held for sale	9,569	6,778
(Reversal of) provision for credit losses	(8,823)	21,690
Deferred income tax expense (benefit)	11,482	(426)
Impairment charges of right-of-use assets	—	78
Stock-based compensation	5,822	6,244
Income from bank owned life insurance	(2,336)	(1,748)
Loss on sale of other real estate owned	862	4,783
Valuation allowance on other real estate owned	—	614
Net decrease in other items	4,295	22,087
Net cash provided by operating activities	57,290	50,292
INVESTING ACTIVITIES		
Net cash acquired in business combination	—	336,298
Proceeds from bank owned life insurance death benefits	1,572	—
Proceeds from sale of debt securities available for sale	—	3,400
Proceeds from maturities and paydowns of debt securities available for sale	38,396	27,528
Purchases of debt securities available for sale	(122,364)	(2,041)
Purchases of debt securities held to maturity	—	—
Purchases of restricted stock	(103)	(8,914)
Net (contributions) distributions of stock investments	(680)	2,217
Net repayment of loans	98,357	81,549
Proceeds from sale of loans held for investment	13,500	76,843
Proceeds from sale of other real estate owned	1,421	8,327
Purchases of premises and equipment	(346)	(552)
Net cash provided by investing activities	29,753	524,655

The accompanying notes are an integral part of these consolidated financial statements.

CALIFORNIA BANCORP AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
For the Years Ended December 31, 2025 and 2024
(dollars in thousands)

	Year Ended December 31,	
	2025	**2024**
FINANCING ACTIVITIES		
Net decrease in deposits	(28,142)	(187,562)
Repayment of Federal Home Loan Bank advances	—	(85,000)
Repayment of other borrowings	(38,000)	—
Proceeds from exercise of stock options	132	950
Repurchase of shares in settlement of restricted stock units	(2,663)	(1,966)
Repurchase of common stock under authorized stock repurchase program	(3,366)	—
Common stock dividends	(3,253)	—
Net cash used in financing activities	(75,292)	(273,578)
Net change in cash and cash equivalents	11,751	301,369
Cash and cash equivalents at beginning of year	388,162	86,793
Cash and cash equivalents at end of year	$ 399,913	$ 388,162
Supplemental Disclosures of Cash Flow Information:		
Interest paid	$ 58,481	$ 52,093
Taxes paid (Note 11)	9,779	2,886
Lease liability arising from obtaining right-of-use assets	4,796	105
Loans transferred from loans held for investment to loans held for sale	17,300	25,900
Loans transferred from loans held for investment to other real estate owned	—	17,701
Loan to facilitate sale of other real estate owned	1,800	—
Liabilities assumed in business combination (Note 2):		
Fair value of net assets acquired	$ —	$ 1,938,700
Fair value of stock and equity award consideration	—	215,205
Cash consideration	—	(1,433)
Liabilities assumed	$ —	$ 1,722,062
Goodwill measurement period adjustments	$ (853)	$ (728)

The accompanying notes are an integral part of these consolidated financial statements.

CALIFORNIA BANCORP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2025 and 2024

NOTE 1 – BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

California BanCorp is a California corporation incorporated on October 2, 2019 and is registered with the Board of Governors of the Federal Reserve System as a bank holding company for California Bank of Commerce, N.A. under the Bank Holding Company Act of 1956, as amended. On May 15, 2020, the Company completed a reorganization whereby the Bank became a wholly-owned subsidiary of the Company. California Bank of Commerce, N.A. began business operations in December 2001 under the name Ramona National Bank. The Bank changed its name to First Business Bank, N.A. in 2006, to Bank of Southern California, N.A. in 2010, and to California Bank of Commerce, N.A. on July 31, 2024. The Bank has a wholly-owned subsidiary, BCAL OREO1, LLC, which was incorporated on February 14, 2024. BCAL OREO1, LLC is used for holding other real estate owned and other assets acquired by foreclosure. The Bank operates under a federal charter and its primary regulator is the Office of the Comptroller of the Currency ("OCC"). The words "we," "us," "our," or the "Company" refer to California BanCorp and California Bank of Commerce, N.A. collectively and on a consolidated basis. References herein to "California BanCorp," or the "holding company" refer to California BanCorp on a stand-alone basis. References to the "Bank" refer to California Bank of Commerce, N.A.

As a relationship-focused community bank, the Bank offers a range of financial products and services to individuals, professionals, and small- to medium-sized businesses through its 14 branch offices and 11 commercial banking offices serving California. Many of the banking offices have been acquired through acquisitions.

Merger with California BanCorp

On January 30, 2024, Southern California Bancorp announced the execution of a definitive merger agreement with the former California BanCorp ("CALB"), the holding company for California Bank of Commerce, pursuant to which CALB would merge into Southern California Bancorp in an all-stock merger. The merger received all required regulatory approvals on May 13, 2024, shareholder approvals on July 17, 2024 and closed on July 31, 2024 (the "Merger"). Shareholders of Southern California Bancorp also approved a change of the Company's name from Southern California Bancorp to California BanCorp. Refer to Note 2 - *Business Combinations* for additional information. California BanCorp retained the banking offices of both banks, adding California Bank of Commerce's one full-service bank branch and its four loan production offices in Northern California to the Bank's 13 full-service bank branches located throughout the Southern California region, for a total of 14 branch offices.

Basis of Presentation

The accompanying consolidated financial statements and notes thereto of the Company have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission ("SEC") for Form 10-K and conform to practices within the banking industry and include all of the information and disclosures required by accounting principles generally accepted in the United States of America ("GAAP") for financial reporting.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, the Bank. All significant intercompany balances and transactions have been eliminated in consolidation.

CALIFORNIA BANCORP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2025 and 2024

Use of Estimates in the Preparation of Consolidated Financial Statements

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change are the determination of the allowance for credit losses, the fair value of assets and liabilities acquired in business combinations and related purchase price allocation, the valuation of acquired loans, the valuation of goodwill and separately identifiable intangible assets associated with mergers and acquisitions, loan sales and servicing of financial assets and deferred tax assets and liabilities.

Operating Segments

We operate one reportable segment — commercial banking. The Company has one reporting unit, one operating segment and, consequently, a single reportable segment. The Company's CODM is a role shared by three executive officers, the Chairman and Chief Executive Officer, President of the Company and Bank, and Chief Financial Officer of the Company and Chief Strategy Officer of the Bank. The Company's CODM monitors revenue streams and other information regarding the products and services offered through the Company's banking operations. The information provided to the CODM is presented on an aggregated single segment level basis, which is consistent with the accompanying consolidated financial statements presented in this Annual Report on Form 10-K. The CODM evaluates the financial performance of the Company's business by evaluating revenue streams, significant expenses, and comparing budgeted to actual results in assessing operating results and in allocating resources, with profitability only determined at a single segment level. The CODM uses revenue streams to evaluate product pricing and significant expenses to assess performance and evaluate return on assets. The CODM uses consolidated net income to benchmark the Company against its competitors. The benchmarking analysis, coupled with the monitoring of budgeted to actual results, is used in assessing performance and allocating resources. Loans, investments, and deposits provide the revenues from the Company's operations. Interest expense, provisions for credit losses, salaries and benefits, and occupancy expenses represent the significant expenses in the Company's operations. All of the Company's income and expenses are included in the accompanying consolidated statements of income presented in this Annual Report on Form 10-K. All of the Company's operations are domestic. The Company's assets are reflected in the accompanying consolidated balance sheet as "total assets."

Cash and Cash Equivalents

Cash and cash equivalents include cash and due from banks, and federal funds sold and interest-bearing balances with other financial institutions represent primarily cash held at the Federal Reserve Bank of San Francisco and an FDIC insured bank. The Board of Governors of the Federal Reserve System ("Federal Reserve") has cash reserve requirements for depository institutions based on the amount of deposits held. At December 31, 2025, the Bank had no required cash balance held by the Federal Reserve. The Company maintains amounts due from banks that exceed federally insured limits. The Company has not experienced any losses in such accounts.

Debt Securities

Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Debt securities classified as held-to-maturity securities are carried at amortized cost. Debt securities classified as "available-for-sale" may be sold prior to maturity

CALIFORNIA BANCORP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2025 and 2024

due to changes in interest rates, prepayment risks, and availability of alternative investments, or to meet our liquidity needs. Debt securities not classified as held-to-maturity securities nor as available-for-sale securities are classified as trading securities. Available-for-sale debt securities and trading debt securities are recorded at fair value. Unrealized gains or losses on available-for-sale securities are excluded from net income and reported as an amount net of taxes as a separate component of other comprehensive income included in shareholders' equity. Premiums or discounts, including fair value adjustments as a result of business combinations, on held-to-maturity and available-for-sale debt securities are amortized or accreted into income using the interest method. Realized gains or losses on sales of held-to-maturity or available-for-sale securities are recorded using the specific identification method. Debt securities held-to-maturity and available-for-sale are typically classified as nonaccrual when the contractual payment of principal or interest has become 90 days past due or management has serious doubts about the further collectability of principal or interest. When debt securities held-to-maturity and available-for-sale are placed on nonaccrual status, unpaid interest recognized as interest income is reversed.

Allowance for Credit Losses — Held-to-Maturity Debt Securities

An ACL is established for losses on held-to-maturity debt securities at the time of purchase or designation and is updated each period to reflect management's expectations of CECL as of the date of the consolidated balance sheets. The ACL is estimated collectively for groups of debt securities with similar risk characteristics, and is determined at the individual security level when the Company deems a security to no longer possess shared risk characteristics. Accrued interest receivable on held-to-maturity debt securities is excluded from the estimate of credit losses. For debt securities where the Company has reason to believe the credit loss exposure is remote, a zero credit loss assumption is applied. Such debt securities were municipal securities, and historically have had limited credit loss experience. The Company does not anticipate any credit related losses in this investment portfolio. Changes in the ACL on held-to-maturity debt securities are recorded as a component of the (reversal of) provision for credit losses in the consolidated statements of income. Losses are charged against the ACL when management believes the uncollectibility of a held-to-maturity debt security is confirmed.

Allowance for Credit Losses — Available-for-Sale Debt Securities

For available-for-sale debt securities, the Company evaluates, on an individual basis, whether a decline in fair value below the amortized cost basis has resulted from a credit loss or other factors. The portion of the decline attributable to credit losses is recognized through an ACL, and changes in the ACL on available-for-sale debt securities are recorded as a component of the provision for (reversal of) credit losses in the consolidated statements of income. The portion of decline in fair value below the amortized cost basis not attributable to credit is recognized through other comprehensive income (loss), net of applicable taxes.

Allowance for Credit Losses — Acquired Debt Securities

The Company has acquired debt securities through merger or acquisitions. To the extent acquired debt securities have more than insignificant credit deterioration since origination, they are designated as purchased credit-deteriorated ("PCD") securities. An ACL is determined using the same methodology as with other debt securities. The sum of a PCD security's fair value and associated ACL becomes its initial amortized cost basis. The difference between the initial amortized cost basis and the par value of the debt security is a noncredit discount or premium, which is amortized into interest income over the life of the security. Subsequent changes to the ACL are recorded through provision for credit losses.

Restricted Stock

The Bank is a member of the Federal Home Loan Bank ("FHLB") system. Members are required to own a certain amount of stock based on the level of borrowings and other factors. In addition, the

CALIFORNIA BANCORP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2025 and 2024

Bank is a member of its regional Federal Reserve. FHLB and Federal Reserve stock are carried at cost, classified as a restricted stock, at cost, in the consolidated balance sheets and periodically evaluated for impairment based on the ultimate recovery of par value. Both cash and stock dividends are reported as interest and dividends on other interest-earning assets in the accompanying consolidated statements of income. There was no impairment of FHLB and Federal Reserve stock during 2025 and 2024.

Other Equity Securities Without A Readily Determinable Fair Value

The Company also has restricted securities in the form of capital stock invested in two different banker's bank stocks, other limited partnership investments and other equity investments in technology venture capital funds focused on the intersection of fintech and community banking. These investments do not have a readily determinable fair value, and they are measured at equity method of accounting when its ownership interest in such investments exceed 5% or carried at cost less impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or similar investments of the same issuer.

The Company invests in and acquired limited partnerships that operate affordable housing projects throughout California that qualify for and have received an allocation of federal and/or state low-income housing tax credits. The Company accounts for these investments in qualified affordable housing tax credit funds using the proportional amortization method. Under the proportional amortization method, the initial cost of the investment is amortized in proportion to the tax credits and other tax benefits received as part of income tax expense (benefit). If the partnerships cease to qualify for tax credit, the credit may be denied for any period in which the project is not in compliance and a portion of the credit previously taken is subject to recapture with interest. These investments are included in accrued interest receivable and other assets in the accompanying consolidated balance sheets.

The Company evaluates its interests in these investments to determine whether it has a variable interest and whether it is required to consolidate these entities both at inception and on an ongoing basis. A variable interest is an investment or other interest that will absorb portions of an entity's expected losses or receive portions of the entity's expected residual returns. If the Company determines it has a variable interest in an entity, it evaluates whether such interest is variable interest entity ("VIE"). A VIE is consolidated by the primary beneficiary, which is the entity that has the power to direct the activities that most significantly impact the economic performance of the VIE and has the right to receive benefits or the obligation to absorb losses that are significant to the VIE. Significant judgments are made to determine whether these entities are VIEs and if the Company is the primary beneficiary.

Loans Held for Sale

Loans held for sale are primarily comprised of SBA 7(a) loans originated and intended for sale in the secondary market. These loans are carried at the lower of cost or estimated market value in the aggregate. Net unrealized losses are recognized through a valuation allowance by charges to income. Gains or losses realized on the sales of SBA 7(a) loans are recognized at the time of sale and are determined by the difference between the net sales proceeds and the carrying value of the loans sold, adjusted for any servicing asset or liability. Gains and losses on sales of SBA 7(a) loans are included in gain (loss) on sale of loans in the accompanying consolidated statements of income.

Loans Held for Investment

Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their outstanding unpaid principal balances reduced by net charge-offs and adjusted for net deferred fees or costs on originated loans, or unamortized premiums or discounts on acquired loans. Interest income is accrued on the unpaid principal balance. Net deferred loan

CALIFORNIA BANCORP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2025 and 2024

origination fees and costs and premiums or discounts on acquired loans are accreted or amortized in interest income as an adjustment of yield, using the interest or straight-line methods, over the expected life of the loans. When a loan is paid off prior to maturity, the remaining unamortized fees and costs on originated loans and unamortized premiums or discounts on acquired loans are immediately recognized as interest income.

Loans that are thirty days or more past due based on payments received and applied to the loan are considered delinquent. Loans on which the accrual of interest has been discontinued are designated as nonaccrual loans. The accrual of interest on loans is generally discontinued when principal or interest is past due 90 days based on the contractual terms of the loan or earlier when, in the opinion of management, there is reasonable doubt as to collectability. Consumer solar loans are typically charged off no later than 120 days past due. Amortization of deferred loan fees and costs are also discontinued when a loan is placed on nonaccrual status. On a case-by-case basis, loans past due 90 days may remain on accrual, if the loan is well collateralized, actively in process of collection and, in the opinion of management, likely to be paid current within the next payment cycle. When loans are placed on nonaccrual status, all interest previously accrued but not collected is generally reversed against current period interest income. Income on nonaccrual loans is subsequently recognized only to the extent that cash is received and the loan's principal balance is deemed collectible. Interest accruals are resumed on such loans only when they are brought current with respect to interest and principal and when, in the judgment of management, the loans are estimated to be fully collectable as to all principal and interest.

Allowance for Credit Losses — Loans

An ACL is the Company's estimate of expected lifetime credit losses for its loans held for investment at the time of origination or acquisition and is maintained at a level deemed appropriate by management to provide for expected lifetime credit losses in the portfolio. The ACL consists of: (i) a specific allowance established for current expected credit losses on loans individually evaluated, (ii) a quantitative allowance for current expected credit losses based on the portfolio and expected economic conditions over a reasonable and supportable forecast period that reverts back to long-term trends to cover the expected life of the loan, (iii) a qualitative allowance including management judgment to capture factors and trends that are not adequately reflected in the quantitative allowance, and (iv) the ACL for off-balance sheet credit exposure for unfunded loan commitments (described in *Allowance for Credit Losses - Off-Balance Sheet Credit Exposure* below).

The ACL on loans held for investment represents the portion of the loans' amortized cost basis that the Company does not expect to collect due to anticipated credit losses over the loans' contractual life. Amortized cost does not include accrued interest, which management elected to exclude from the estimate of expected credit losses. Provision for credit losses for loans held for investment is included in provision for credit losses in the consolidated statements of income. Loan charge-offs are recognized when management believes the collectability of the principal balance outstanding is unlikely. Subsequent recoveries, if any, are credited to the ACL. Credit losses are not estimated for accrued interest receivable as interest that is deemed uncollectible is written off through interest income.

Estimating expected credit losses requires management to use relevant forward-looking information, including the use of reasonable and supportable forecasts. Pools of loans with similar risk characteristics are collectively evaluated while loans that no longer share risk characteristics with loan pools are evaluated individually. The Company measures the ACL using a discounted cash flow methodology, which utilizes pool-level assumptions and cash flow projections on an individual loan basis, which is then aggregated at the portfolio segment level and supplemented by a qualitative reserve that is applied to each portfolio segment level.

The Company's loan portfolio consists of the following segments, based on regulatory call codes and related risk ratings:

CALIFORNIA BANCORP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2025 and 2024

Construction and land development loans are typically adjustable rate residential and commercial construction loans to builders, developers and consumers, with terms generally limited to 12 to 36 months. These loans generally require payment in full upon the sale or refinance of the property. Construction and development loans generally carry a higher degree of risk because repayment depends on the ultimate completion of the project and usually on the subsequent sale or refinance of the property, unless the project is user-owned which would then convert to a conventional term loan. Specific material risks may include (i) unforeseen delays in the building of the project, (ii) cost overruns or inadequate contingency reserves, (iii) poor management of construction process, (iv) inferior or improper construction techniques, (v) changes in the economic environment during the construction period, (vi) a downturn in the real estate market, (vii) rising interest rates which may impact the sale of the property and its price, and (viii) failure to sell or stabilize completed projects in a timely manner. The Company attempts to reduce risks associated with construction and land development loans by obtaining personal guarantees and by keeping the maximum loan-to-value ("LTV") ratio at or below 75%, depending on the project type. Many of the construction and land development loans include interest reserves built into the loan commitment. For owner-occupied commercial construction loans, periodic cash payments for interest are required from the borrower's cash flow.

Real estate loans are secured by single family residential properties (one to four units), multifamily residential properties (five or more units), owner-occupied commercial real estate ("CRE"), and non-owner-occupied CRE. Real estate loans are subject to the same general risks as other loans and may also be impacted by changing demographics, collateral maintenance, and product supply and demand. Rising interest rates, as well as other factors arising after a loan has been made, could negatively affect not only property values but also a borrower's cash flow, creditworthiness, and ability to repay the loan. Increasing interest rates can impact real estate values as rising rates generally cause a similar movement in capitalization rates which can cause real estate collateral values to decline. The Company usually obtains a security interest in real estate, in addition to any other available collateral, in order to increase the likelihood of the ultimate repayment of the loan. The Company does not underwrite closed-end term consumer loans secured by a borrower's residence. Junior liens may be considered in connection with a consumer home equity line of credit ("HELOC"), or as additional collateral support for SBA and other business loans.

The Company's commercial and industrial ("C&I") loans are primarily made to businesses located in California. These loans are made to finance operations, to provide working capital, or for specific purposes such as to finance the purchase of assets or equipment or to finance accounts receivable and inventory. The Company's C&I loans may be secured (other than by real estate) or unsecured. They may take the form of single payment, installment, or lines of credit. These are generally based on the financial strength and integrity of the borrower and guarantor(s) and generally (with some exceptions) are collateralized by short-term assets such as accounts receivable, inventory, equipment, or a borrower's other business assets. Commercial term loans are typically made to provide working capital to finance the acquisition of fixed assets, refinance short-term debt originally used to purchase fixed assets or, in rare cases, to finance the purchase of businesses.

Consumer loans consist of loans to individuals for personal and household purposes, including secured and unsecured installment loans and revolving lines of credit. Also included in our consumer loan portfolio were consumer solar panel loans that were acquired as part of the merger with CALB. At December 31, 2025, the consumer solar panel loans were transferred to loans held for sale at fair value. They consist of residential solar panel loans to consumers with an average individual term ranging from 10 to 20 years and are primarily collateralized by the related equipment. These loans were originated and serviced by unaffiliated third parties. Consumer loans are underwritten based on the borrower's income, current debt level, past credit history, and the availability and value of collateral. Consumer rates are both fixed and variable, with negotiable terms. The Company's installment loans typically amortize over periods up to 5 years. Although the Company typically requires monthly payments of interest and a portion of the principal on its loan products, the Company will offer consumer loans with a single maturity date when a specific source of repayment is available. Consumer loans are generally considered to have greater risk than first or second mortgages on real estate because they may be unsecured, or, if they are secured, the value of the collateral may be difficult to assess and more likely to decrease in value than real estate.

The Company's ACL model incorporates assumptions for prepayment/curtailment rates, PD, and LGD to project each loan's cash flow throughout its entire life cycle. An initial reserve amount is determined based on the difference between the amortized cost basis of each loan and the present value of all future cash flows. The initial reserve amount is then aggregated at the loan segment level to derive the segment level quantitative loss rates. For prepayment and curtailment rates, the Company utilized Abrigo's benchmark since the adoption on January 1, 2023 through the second quarter of 2023 and switched to the Company's own historical prepayment and curtailment experience beginning in the third quarter of 2023. Quarterly PD is forecasted using a regression model that incorporates certain economic variables as inputs. The LGD is derived from PD using the Frye-Jacobs index provided by the Company's third-party model provider. Reasonable and supportable forecasts are used to predict current and future economic conditions. Management elected to use a four quarter reasonable and supportable forecast period followed by an eight quarter straight-line reversion period. After twelve quarters of forecast plus reversion period, the PD is assumed to remain unchanged for the remaining life of the loan.

The Company uses numerous key macroeconomic variables within the economic forecast scenarios from Moody's Analytics. These economic forecast scenarios are based on past events, current conditions, and the likelihood of future events occurring. These scenarios include a baseline forecast which represents their best estimate of future economic activity. Moody's Analytics also provides nine alternative scenarios, including five direct variations of the baseline scenario and four more extensive departures from their baseline forecast, including a slower growth, a stagflation, a next cycle recession and a low oil price scenario. Management recognizes the non-linearity of credit losses relative to economic performance and believes the use of multiple probability-weighted economic scenarios is appropriate in estimating credit losses over the forecast period. This approach is based on certain assumptions. The first assumption is that no single forecast of the economy, however detailed or complex, is completely accurate over a reasonable forecast timeframe and is subject to revisions over time. By considering multiple scenarios, management believes some of the uncertainty associated with a single scenario approach can be mitigated. Management periodically evaluates economic scenarios, determines whether to utilize multiple probability-weighted scenarios in the Company's ACL model, and, if multiple scenarios are utilized, evaluates and determines the weighting for each scenario used in the Company's ACL model, and thus the scenarios and weightings of each scenario may change in future periods. Economic scenarios as well as assumptions within those scenarios can vary based on changes in current and expected economic conditions.

The ACL process involves subjective and complex judgments and is reflective of significant uncertainties that could potentially result in materially different results under different assumptions and conditions. In addition to the aforementioned quantitative model, management periodically considers the need for qualitative adjustments to the ACL. Such qualitative adjustments may be related to and include, but are not limited to factors such as: differences in segment-specific risk characteristics, periods wherein current conditions and reasonable and supportable forecasts of economic conditions differ from the conditions that existed at the time of the estimated loss calculation, model limitations and management's overall assessment of the adequacy of the ACL. Qualitative risk factors are periodically evaluated by management.

Generally, the measurement of the ACL is performed by collectively evaluating loans with similar risk characteristics. Loans that do not share similar risk characteristics are evaluated individually for credit loss and are not included in the evaluation process discussed above. Expected credit losses on all individually evaluated loans are measured, primarily through the evaluation of estimated cash flows

CALIFORNIA BANCORP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2025 and 2024

expected to be collected, or collateral values measured by reference to an observable market value, if one exists, or the fair value of the collateral for a collateral-dependent loan. The Company selects the measurement method on a loan-by-loan basis except that collateral-dependent loans for which foreclosure is probable are measured at the net realizable value of the collateral. Cash receipts on individually evaluated loans for which the accrual of interest has been discontinued are applied first to principal and then to interest income. Prior to the adoption of ASC Topic 326, individually evaluated loans were referred to as impaired loans. Amounts are charged-off when available information confirms that specific loans or portions thereof, are uncollectible. This methodology for determining charge-offs is consistently applied to each loan segment.

Loans with terms that have been modified resulting in a concession, and for which the borrower is experiencing financial difficulties, are evaluated for an ACL utilizing one of the methodologies above.

Allowance for Credit Losses — Acquired Loans

In accordance with ASU 2016-13, *Measurement of Credit Losses on Financial Instruments (Topic 326)*, loans purchased or acquired in connection with a business combination are recorded at their acquisition date fair value. Any resulting discount or premium recorded on acquired loans is accreted or amortized into interest income over the remaining life of the loans using the interest method. The ACL related to the acquired loan portfolio is not carried over from the acquiree. Acquired loans are classified into two categories based on the credit risk characteristics of the underlying borrowers as either PCD loans, or non-PCD loans.

PCD loans are those loans or pool of loans that have experienced more-than-insignificant credit deterioration since the origination date. For PCD loans, an initial allowance is established on the acquisition date using the same methodology as other loans held for investment and combined with the fair value of the loan to arrive at acquisition date amortized cost. Accordingly, no provision for credit losses is recognized on PCD loans at the acquisition date. Subsequent to the acquisition date, changes to the allowance are recognized in the provision for credit losses. The Company measures ACL for PCD loans using a loss-rate method in conjunction with the PD/LGD framework. For each segment, the company applied Abrigo's benchmark PD/LGD to derive the loss rate.

Non-PCD loans are those loans for which there was no evidence of a more-than-insignificant credit deterioration at their acquisition date. Acquired non-PCD loans, together with originated loans held for investment that share similar risk characteristics, are pooled into segments together. Upon the purchase or acquisition of non-PCD loans, the Company measures and records an ACL based on the Company's methodology for determining the ACL for its originated loans held for investment. The ACL for non-PCD loans is recorded through a charge to the provision for credit losses in the period in which the loans were purchased or acquired.

Allowance for Credit Losses — Off-Balance Sheet Credit Exposures

The Company also maintains a separate allowance for credit losses for off-balance sheet commitments, which totaled $2.1 million and $3.1 million at December 31, 2025 and 2024, respectively. Management estimates anticipated losses using expected loss factors consistent with those used for the ACL methodology for loans described above, and utilization assumptions based on historical experience. Provision for credit losses for off-balance sheet commitments is included in provision for credit losses in the consolidated statements of income and added to the allowance for off-balance sheet commitments, which is included in accrued interest payable and other liabilities in the consolidated balance sheets.

Loan Modifications, Refinancings and Restructurings

Prior to the adoption of ASU 2022-02, a loan was classified as a TDR when the Company granted a concession to a borrower experiencing financial difficulties that it otherwise would not consider under

CALIFORNIA BANCORP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2025 and 2024

its normal lending policies under ASC Subtopic 310-40, Troubled Debt Restructurings by Creditors. Upon the adoption of ASU 2022-02, the Company applies the general loan modification guidance provided in ASC 310-20 to all loan modifications, including modifications made for borrowers experiencing financial difficulty. The Company considers some of the indicators that a borrower is experiencing financial difficulty to be: currently in payment default on any of their debt, declaring bankruptcy, having issues continuing as a going concern, insufficient cash flow to service all debt service requirements, inability to obtain funds from other sources at a market rate for similar debt to non-troubled borrowers, and currently classified as substandard loans that are categorized as having well-defined weaknesses.

Under the general loan modification guidance, a modification is treated as a new loan only if the following two conditions are met: (1) the terms of the new loan are at least as favorable to the Company as the terms for comparable loans to other customers with similar collection risks; and (2) modifications to the terms of the original loan are more than minor. If either condition is not met, the modification is accounted for as the continuation of the existing loan with any effect of the modification treated as a prospective adjustment to the loan's effective interest rate. If the refinancing or restructuring is deemed to be a new loan, unamortized net fees or costs from the original loan and any prepayment penalties are recognized in interest income when the new loan is granted. In addition, a new effective interest rate will be determined. If the refinancing or restructuring is deemed to be a modification, the investment in the new loan is comprised of the remaining net investment in the original loan, any additional funds advanced to the borrower, any fees received, and direct loan origination costs associated with the refinancing or restructuring. The effective interest rate of the loan is recalculated based upon the amortized cost basis of the new loan and its revised contractual cash flows.

A modification may vary by program and by borrower-specific characteristics, that may include interest rate reductions, principal forgiveness, term extensions, payment delays and any combination of the above. It is intended to minimize the Company's economic loss and to avoid foreclosure or repossession of collateral. The Company applies the same credit loss methodology it uses for similar loans that were not modified.

GAAP requires that certain types of modifications be reported, which consist of (1) principal forgiveness; (2) interest rate reduction; (3) other-than-insignificant payment delay; (4) term extension; and any combination of the above.

Other Real Estate Owned ("OREO")

Real estate acquired by foreclosure or deed in lieu of foreclosure is initially recorded at fair value less costs to sell at the date of foreclosure, establishing a new cost basis by a charge to the allowance for credit losses, if necessary. Fair value is generally based on independent appraisals, which are frequently adjusted by management to reflect current conditions and estimated selling costs. Subsequent to foreclosure, OREO is carried at the lower of the Company's carrying value of the property or its fair value, less estimated carrying costs and costs of disposition. Reductions in fair value subsequent to initial measurement result in a valuation allowance recognized as expense within noninterest income in the accompanying consolidated statements of income. Operating expenses of such properties, net of related income, and gains and losses on their disposition are included in other real estate owned expenses in the consolidated statements of income.

Bank Owned Life Insurance

The Company has purchased, or acquired through business combinations, life insurance policies on key executives. Bank owned life insurance is recorded at the amount that can be realized under insurance contracts at the date of the consolidated balance sheets, which is the cash surrender value adjusted for other charges or other amounts due that are probable at settlement.

CALIFORNIA BANCORP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2025 and 2024

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when: (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before maturity.

Loan Sales and Servicing of Financial Assets

The Company originates SBA loans that may be sold in the secondary market. Servicing rights are recognized separately when they are acquired through sale of loans. Risks inherent in servicing rights include prepayment and interest rate risk. Servicing rights are initially recorded at fair value with the income statement effect recorded in gain on sale of loans. Fair value is based on a valuation model that calculates the present value of estimated future cash flows from the servicing assets. The valuation model uses assumptions that market participants would use in estimating cash flows from servicing assets, such as the cost to service, discount rates and prepayment speeds (Level 3 fair value inputs). The Company compares the valuation model inputs and results to published industry data in order to validate the model results and assumptions. Servicing assets are subsequently measured using the amortization method which requires servicing rights to be amortized into noninterest income in proportion to, and over the period of, the estimated future net servicing income of the underlying loans.

Servicing fee income, which is reported in the consolidated statements of income with servicing and related income on loans, net, is recorded for fees earned for servicing loans. The fees are based on a contractual percentage of the outstanding principal and recorded as income when earned. The amortization of servicing rights and changes in the valuation allowance are netted against loan servicing income.

Premises and Equipment

Land is carried at cost. Premises and equipment are carried at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives, which ranges from three to seven years for furniture and equipment and forty-five to fifty-five years for premises. Leasehold improvements are amortized using the straight-line method over the estimated useful lives of the improvements or the remaining lease term, whichever is shorter. Expenditures for betterments or major repairs are capitalized and those for ordinary repairs and maintenance are charged to operations as incurred.

Right-of-Use ("ROU") Assets and Lease Liabilities

The Company has operating leases for its branches and administrative facilities. The Company determines if an arrangement contains a lease at contract inception and recognizes a ROU asset and operating lease liability based on the present value of lease payments over the lease term. While operating leases may include options to extend the term, the Company does not take into account the options in calculating the ROU asset and lease liability unless it is reasonably certain such options will be exercised. The present value of lease payments is determined based on the discount rate implicit in the lease or the Company's estimated incremental borrowing rate if the rate is not implicit in the lease. Leases with an initial term of 12 months or less are not recorded on the consolidated balance sheets. Lease expense is recognized on a straight-line basis over the lease term. The Company accounts for lease agreements with lease and non-lease components as a single lease component.

CALIFORNIA BANCORP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2025 and 2024

Employee Benefit Plans

The Company has a retirement savings 401(k) plan in which substantially all employees may participate. Pursuant to the Company's safe harbor election, matching contributions up to 4.0% of salary are made to the plan. Total contribution expense for the plan was $1.5 million in 2025 and $950 thousand in 2024 and is included in salaries and employee benefits expense in the consolidated statements of income. Deferred compensation and supplemental retirement plan expense is recognized over the years of service.

Compensated Absences

Employees of the Company are generally entitled to paid vacation, paid sick days and personal days off, depending on job classification, length of service, and other factors. The Company's policy is that fully vested vacation is accrued at each quarter end. The accrued liability for vacation pay, which is included in accrued interest and other liabilities in the consolidated balance sheets was $2.2 million and $2.0 million at December 31, 2025 and 2024, respectively.

Advertising Costs

The Company expenses the costs of advertising in the period incurred. Advertising costs were $969 thousand and $597 thousand for the years ended December 31, 2025 and 2024, respectively and are included in other expenses in the consolidated statements of income.

Income Taxes

Deferred income taxes are computed using the asset and liability method, which recognizes a liability or asset representing the tax effects, based on current tax law, of future deductible or taxable amounts attributable to events that have been recognized in the financial statements. A valuation allowance is established to reduce the deferred tax asset to the level at which it is "more likely than not" that the tax asset or benefits will be realized. Realization of tax benefits of deductible temporary differences and operating loss carryforwards depend on having sufficient taxable income of an appropriate character within the carryforward periods.

The Company has adopted guidance issued by the Financial Accounting Standards Board ("FASB") that clarifies the accounting for uncertainty in tax positions taken or expected to be taken on a tax return and provides that the tax effects from an uncertain tax position can be recognized in the financial statements only if, based on its merits, the position is more likely than not to be sustained on audit by the taxing authorities. Management believes that all tax positions taken to date are highly certain and, accordingly, no accounting adjustment has been made to the consolidated financial statements. Interest and penalties related to uncertain tax positions are recorded as part of income tax expense.

Investments that generate investment tax credits are accounted for under the flow-through method. Under the flow-through method, the allowable investment credit is recognized as a reduction in income tax expense over the life of the acquired investment.

We reclassify stranded tax effects from accumulated other comprehensive income to retained earnings in periods in which there is a change in corporate income tax rates.

Comprehensive Income

Changes in unrealized gains and losses, net of tax on available-for-sale securities is the only component of other comprehensive income (loss) for the Company. There were no amounts reclassified out of other comprehensive income (loss) relating to realized losses on sales of securities for the years ended December 31, 2025 and 2024, respectively.

CALIFORNIA BANCORP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2025 and 2024

Financial Instruments

In the ordinary course of business, the Company has entered into off-balance sheet financial instruments consisting of commitments to extend credit, commercial letters of credit, and standby letters of credit. Such financial instruments are recorded in the financial statements when they are funded, or related fees are incurred or received.

Earnings Per Share ("EPS")

Earnings per share presents the net income or loss per common share, after consideration of the preferred shareholders interest in the net income or loss. Basic EPS excludes dilution and is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the year. Diluted EPS reflects the potential dilution, using the treasury stock method, that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity.

Business Combinations

Business combinations are accounted for using the acquisition method of accounting under ASC Topic 805 - *Business Combinations*. Under the acquisition method, the Company measures the identifiable assets acquired, including identifiable intangible assets, and liabilities assumed in a business combination at fair value on acquisition date. Goodwill is generally determined as the excess of the fair value of the consideration transferred, over the fair value of the net assets acquired and liabilities assumed as of the acquisition date. The Company accounts for merger-related costs, which may include advisory, legal, accounting, valuation, other professional fees, data conversion fees, contract termination charges and branch consolidation costs, as expenses in the periods in which the costs are incurred and the services are received.

Goodwill and Other Intangible Assets

Goodwill and other intangible assets acquired in a purchase business combination and determined to have indefinite useful lives are not amortized but tested for impairment no less than annually or when circumstances arise indicating impairment may have occurred. Goodwill is the only intangible asset with an indefinite life recorded in the Company's consolidated balance sheets. The determination of whether impairment has occurred, includes the considerations of a number of factors including, but not limited to, operating results, business plans, economic projections, anticipated future cash flows, and current market data. Any impairment identified as part of this testing is recognized through a charge to net income. The Company has selected to perform its annual impairment test in the fourth quarter of each fiscal year. There was no impairment recognized related to goodwill for the years ended December 31, 2025 and 2024.

The Company's trade name intangible is being amortized on a straight-line basis over a period of two years, reflecting the manner in which the related benefit is expected to be realized. Core deposit intangible ("CDI") is a measure of the value of depositor relationships resulting from whole bank acquisitions. Intangible assets with definite useful lives are amortized over their estimated useful lives to their estimated residual values. CDI is amortized on a straight-line method or an accelerated method over an estimated useful life of ten years.

Loss Contingencies

Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable, and the amount or range of loss can be reasonably estimated. During the year ended December 31, 2025, the Company recorded litigation settlements of $2.0 million related to employment litigation matters, which is reflected as litigation

CALIFORNIA BANCORP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2025 and 2024

settlement, net in the accompanying consolidated statements of income. The amount reflects a $5.4 million gross settlement recorded in the accrued interest and other liabilities on the Company's consolidated balance sheet at December 31, 2025 were presented net of $3.4 million of insurance reimbursements. Both the settlement payments and insurance reimbursements paid and collected in February 2026. Management does not believe there are any other such matters that will have a material effect on the consolidated financial statements at December 31, 2025.

Revenue Recognition – Noninterest Income

The core principle of Topic 606, Revenue from Contracts with Customers, is that an entity recognize revenue at an amount that reflects the consideration to which the entity expects to be entitled in exchange for transferring goods or services to a customer. Topic 606 requires entities to exercise more judgment when considering the terms of a contract than under Topic 605, *Revenue Recognition*. Topic 606 applies to all contracts with customers to provide goods or services in the ordinary course of business, except for contracts that are specifically excluded from its scope. Topic 606 does not apply to revenue associated with interest income on financial instruments, including loans and securities. Additionally, certain noninterest income streams, such as income from BOLI and gain and losses on sales of investment securities and loans, are out of the scope of Topic 606.

Topic 606 is applicable to noninterest revenue streams such as (i) service charges and fees on deposit accounts, including account maintenance, transaction-based and overdraft services, and (ii) interchange fees, which represent fees earned when a debit card issued by the Company is used. These revenue streams are largely transaction-based and revenue is recognized upon completion of a transaction.

All of the Company's revenue from contracts with customers within the scope of ASC 606 is recognized in noninterest income in the consolidated statements of income.

Gains/losses on the sale of OREO are included in non-interest income/expense in the consolidated statements of income and are generally recognized when the performance obligation is complete. This is typically at delivery of control over the property to the buyer at the time of each real estate closing.

Stock-Based Compensation

Compensation cost is recognized for stock options, time-based restricted stock unit awards and performance-based restricted stock unit awards issued to employees and directors, based on the fair value of these awards at the date of grant. A Black-Scholes model is utilized to estimate the fair value of stock options, while the market price of the Company's common stock at the date of grant is used for time-based and performance-based restricted stock unit awards. Performance-based restricted stock unit awards contain vesting conditions which are based on predetermined performance targets that impact the number of shares that ultimately vest based on the level of targets achievement. These costs are recognized over the period in which the awards are expected to vest, on a straight-line basis. The costs for performance-based restricted unit awards are recognized over the period in which the awards are expected to vest as the Company believes the predetermined performance targets are probable to be fulfilled. For performance-based awards that do not vest because the predetermined performance targets are not fulfilled, no compensation cost is recognized, and any previously recognized compensation is reversed. The Company has elected to account for forfeitures of stock-based awards as they occur. Excess tax benefits and tax deficiencies relating to stock-based compensation are recorded as income tax expense or benefit in the consolidated statements of income when incurred. The Company generally issues new shares upon the exercise of stock options or vesting of restricted stock units.

Fair Value Measurement

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly

CALIFORNIA BANCORP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2025 and 2024

transaction between market participants on the measurement date. The Company measures certain assets and liabilities on a fair value basis, in accordance with ASC Topic 820, "Fair Value Measurement." Fair value is used on a recurring basis for certain assets and liabilities in which fair value is the primary basis of accounting. Additionally, ASC Topic 825, "Financial Instruments" requires disclosure of the fair value of financial assets and financial liabilities, including both those financial assets and financial liabilities that are not measured and reported at fair value on a recurring basis and a non-recurring basis. ASC Topic 820 establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The guidance describes three levels of inputs that may be used to measure fair value:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a Company's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Recently Adopted Accounting Guidance

On January 1, 2025, the Company adopted ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, on a retrospective basis. The standard enhances the Company's rate reconciliation table by requiring additional categories of information about federal, state and foreign income taxes and expanded detail for reconciling items that exceed a quantitative threshold. ASU 2023-09 also requires disclosure of income taxes paid, net of refunds, disaggregated by federal, state and foreign taxes for annual periods, including further disaggregation by jurisdiction when quantitative thresholds are met. ASU 2023-09 became effective for us in 2025 (see Note 11 - Income Taxes). The adoption of this standard did not have a material impact to the consolidated financial statements.

ASU 2023-07 Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures: In November 2023, the FASB issued ASU 2023-07 "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures." to require, among other things, that a public entity that has a single reportable segment provide enhanced disclosures about significant segment expenses. Significant expense categories are derived from expenses that are 1) regularly reported to an entity's chief operating decision-maker ("CODM"), and 2) included in a segment's reported measure of profit or loss. The disclosures should include an amount for "other segment items," reflecting the difference between 1) segment revenue less significant segment expenses, and 2) the reportable segment's profit or loss measures. It requires that a public entity disclose the title and position of the CODM and how the CODM uses the reported measure of profit or loss to assess segment performance and to allocate resources. Further it clarifies that entities with a single reportable segment must disclose both new and existing segment reporting requirements. The adoption of this standard did not have a material impact to the consolidated financial statements.

Recent Accounting Guidance Not Yet Effective

In October 2023, the Financial Accounting Standards Board ("FASB") issued ASU 2023-06, *Disclosure Improvements–Codification Amendments in Response to the SEC's Disclosure Update and Simplification Initiative* ("ASU 2023-06"). The amendments in this update modify the disclosure or presentation requirements for a variety of topics in the codification. Certain amendments represent clarifications to or technical corrections of the current requirements. The following is a summary of the topics included in the update and which pertain to the Company: 1. Statement of cash flows (Topic 230): Requires an accounting policy disclosure in annual periods of where cash flows associated with derivative

CALIFORNIA BANCORP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2025 and 2024

instruments and their related gains and losses are presented in the statement of cash flows; 2. Accounting changes and error corrections (Topic 250): Requires that when there has been a change in the reporting entity, the entity disclose any material prior-period adjustment and the effect of the adjustment on retained earnings in interim financial statements; 3. Earnings per share (Topic 260): Requires disclosure of the methods used in the diluted earnings-per-share computation for each dilutive security and clarifies that certain disclosures should be made during interim periods, and amends illustrative guidance to illustrate disclosure of the methods used in the diluted earnings per share computation; 4. Commitments (Topic 440): Requires disclosure of assets mortgaged, pledged, or otherwise subject to lien and the obligations collateralized; and 5. Debt (Topic 470): Requires disclosure of amounts and terms of unused lines of credit and unfunded commitments and the weighted-average interest rate on outstanding short-term borrowings. For public business entities, the amendments in ASU 2023-06 are effective on the date which the SEC's removal of that related disclosure from Regulation S-X or Regulation S-K becomes effective. If by June 30, 2027, the SEC has not removed the applicable requirement from Regulation and S-X or Regulation S-K, the pending content of the related amendment will be removed from the codification and will not become effective for any entity. Early adoption is not permitted and the amendments are required to be applied on a prospective basis. The Company expects the adoption of this standard will not have a material impact on its consolidated financial statements.

ASU No. 2024-03, *Income Statement– Reporting Comprehensive Income-Expense Disaggregation Disclosures*. In November 2024, the FASB issued ASU 2024-03 which requires disclosure in the notes to the financial statements of specified information about certain costs and expenses. In January 2025, the FASB issued ASU 2025-01, Income Statement—Reporting Comprehensive Income– Expense Disaggregation Disclosures– Clarifying the Effective Date, which amends the effective date of ASU 2024-03 to clarify that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption of ASU 2024-03 is permitted. The Company expects the adoption of this standard will not have a material impact on its consolidated financial statements.

ASU 2025-03, *Business Combinations (Topic 805) and Consolidation (Topic 810)-Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity*. In May 2025, the FASB issued ASU 2025-03, which revises the guidance in ASC 805 on identifying the accounting acquirer in a business combination in which the legal acquiree is a variable interest entity ("VIE"). The ASU is intended to improve comparability between business combinations that involve VIEs and those that do not. ASU 2025-03 is effective for fiscal years beginning after December 15, 2026, including interim periods within those fiscal years. Early adoption is permitted. The amendments in ASU 2025-03 must be applied prospectively to any business combination that occurs after the initial adoption date. The Company expects the adoption of this standard will not have a material impact on its consolidated financial statements.

ASU 2025-04, *Compensation—Stock Compensation (Topic 718) and Revenue from Contracts with Customers (Topic 606): Clarifications to Share-Based Consideration Payable to a Customer*. In May 2025, the FASB issued ASU 2025-04 to reduce diversity in practice and improve the usefulness and operability of the guidance for share-based consideration payable to a customer in conjunction with selling goods or services. The ASU is effective for fiscal years beginning after December 15, 2026 with updates to be applied on a retrospective or modified retrospective basis. Early adoption is permitted. The Company expects the adoption of this standard will not have a material impact on its consolidated financial statements.

ASU 2025-08, *Financial Instruments—Credit Losses (Topic 326): Purchased Loans*. In November 2025, the FASB issued ASU 2025-08 which amends the guidance in ASC 326 on the accounting for certain purchased loans. Under this standard, entities must account for acquired loans

Table of Contents

CALIFORNIA BANCORP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2025 and 2024

(excluding credit cards) that meet certain criteria at acquisition ("purchased seasoned loans") by recognizing them at their purchase price plus an allowance for expected credit losses (often referred to as the gross-up approach). These amendments align the accounting for purchased seasoned loans with the treatment of financial assets purchased with more-than-insignificant credit deterioration since origination ("PCD assets"). The standard is effective for fiscal years beginning after December 15, 2026, including interim reporting periods within those fiscal years. Early adoption is permitted, and the standard is to be applied prospectively. The Company expects the adoption of this standard will not have a material impact on its consolidated financial statements.

ASU 2025-11, *Interim Reporting (Topic 270) Narrow-Scope Improvements*. In December 2025, the FASB issued ASU 2025-08 which is intended to improve the guidance in Topic 270, Interim Reporting, by improving the navigability of the required interim disclosures and clarifying when that guidance is applicable. The amendments also provide additional guidance on what disclosures should be provided in interim reporting periods. The amendments add to Topic 270 a principle that requires entities to disclose events since the end of the last annual reporting period that have a material impact on the entity. ASU 2025-08 is not intended to change the fundamental nature of interim reporting or expand or reduce current interim disclosure requirements, rather, the objective of the amendments is to provide clarity on the current interim reporting requirements. The amendments in ASU 2025-11 are effective for interim reporting periods within annual reporting periods beginning after December 15, 2027. The Company expects the adoption of this standard will not have a material impact on its consolidated financial statements.

NOTE 2 – BUSINESS COMBINATIONS

California BanCorp Merger

On July 31, 2024 (the "Merger Date"), the Company completed its merger with California BanCorp ("CALB") on the terms set forth in the Agreement and Plan of Merger and Reorganization, dated January 30, 2024, by and between the Company and CALB. Immediately following the merger of CALB with and into the Company, California Bank of Commerce, a California state-chartered bank and wholly-owned subsidiary of CALB, merged with and into the Bank. Effective with these mergers, the corporate names of Southern California Bancorp and Bank of Southern California, N.A. were changed to California BanCorp and California Bank of Commerce, N.A., respectively. The merger expanded the Company's footprint into Northern California and provided an opportunity for building scale and increasing market share through complementary business models with a strong deposit base. The combined company retained the banking offices of both banks, adding California Bank of Commerce's one full-service bank branch and its four loan production offices in Northern California to the Bank's 13 full-service bank branches located throughout the Southern California region, for a total of 14 branch offices.

The Merger was an all-stock transaction valued at approximately $216.6 million based on a closing price of the Company's common stock of $15.79 on July 31, 2024. Under the terms of the Agreement and Plan of Merger and Reorganization, each outstanding share of CALB common stock was exchanged for the right to receive 1.590 shares of the Company's common stock, resulting in the net issuance of approximately 13,497,091 shares, with cash (without interest) paid in lieu of fractional shares. An additional 82,364 net shares were issued to CALB's non-continuing directors, officers and employees where the Company had granted and fully accelerated replacement restricted stock units totaling 123,123 shares with a fair value of $1.9 million, of which $825 thousand related to pre-combination vesting and was included in purchase consideration and $1.1 million related to post-combination vesting and was recognized in expense of the combined company at merger closing. The Company also granted

CALIFORNIA BANCORP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2025 and 2024

replacement awards for 295,512 unvested restricted stock units, with a fair value of $4.7 million, to CALB's continuing directors, officers and employees. Of this amount, $1.3 million related to pre-combination vesting and was included in purchase consideration and $3.4 million related to post-combination vesting and will be recognized in expense of the combined company over the remaining vesting period.   In addition, the Company settled for cash all in-the-money CALB stock options immediately prior to the merger in the amount of $1.7 million.

The Company accounted for the Merger using the acquisition method of accounting in accordance with ASC 805, *Business Combinations* and accordingly, the acquired assets and assumed liabilities of CALB were recorded at their respective fair values on the date of completion of the merger with certain exceptions. In many cases, the determination of fair value required management to make estimates about discount rates, expected future cash flows, market conditions and other future events that are highly subjective in nature and subject to change. While the Company believes that the information available on the Merger Date provided a reasonable basis for estimating fair value, additional or new information during the measurement period pertaining to facts and circumstances that existed as of the Merger Date that, if known, may materially impact the initial valuations would result in changes to the preliminary estimated fair value amounts. The measurement period ended on July 31, 2025 and the Company concluded that all necessary information about the facts and circumstances that existed as of the Merger Date have been obtained. Adjustments recorded during this period are recognized in the current reporting period. The following table summarizes the final adjustments to goodwill subsequent to July 31, 2024.

(dollars in thousands)		**Goodwill**
Balance at July 31, 2024	$	74,712
Adjustments to goodwill acquired in connection with the Merger		(1,581)
Balance at September 30, 2025	$	73,131

The Company recorded adjustments related to the Merger resulting in a decrease to goodwill of $1.6 million within the one-year measurement period subsequent to the Merger Date of July 31, 2024. These net of tax adjustments included the fair value of acquired trade name, a true-up of the acquired low-income housing tax credit investments, recoveries on acquired PCD loans previously charged-off prior to the Merger, and deferred tax adjustments related to the finalization of CALB's final tax return and CALB state net operating losses that cannot be utilized post-merger.

The following table represents the allocation of the purchase consideration to the preliminary fair value of assets acquired and liabilities assumed of CALB, as adjusted, as of July 31, 2024:

(dollars in thousands)		**Fair Value**
Assets acquired:		
Cash and cash equivalents	$	336,298
Debt securities, available-for-sale		42,560
Loans held for investment		1,359,040
Allowance for credit losses - PCD loans		(10,022)
Restricted stock		6,328
Other equity securities		6,596
Premises and equipment		1,670
Operating lease right-of-use asset		7,743
Prepaid expenses		876

CALIFORNIA BANCORP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2025 and 2024

(dollars in thousands)		Fair Value
Deferred taxes, net		30,149
Bank owned life insurance		26,338
Trade name		300
Core deposit intangible		22,653
Other assets		35,040
Total assets acquired		**1,865,569**
Liabilities assumed:		
Deposits		1,642,938
Borrowings		50,832
Operating lease liabilities		9,033
Other liabilities		19,259
Total liabilities assumed		**1,722,062**
Net assets acquired		**$ 143,507**
Purchase consideration:		
Outstanding shares of CALB, July 31, 2024	8,488,829	
Restricted stock units vested fully at merger closing[1]	77,436	
Shares of CALB common stock exchanged	8,566,265	
Exchange ratio	1.590	
Shares of BCAL common stock issued to CALB shareholders at closing, before fractional shares	13,620,361	
Less: fractional shares	(147)	
Shares of BCAL common stock issued to CALB shareholders at closing	13,620,214	
BCAL closing price per share, July 31, 2024	$ 15.79	
Fair value of common shares issued and exchanged		$ 215,063
Less: fair value of accelerated restricted stock units attributable to post-combination vesting[2][3]		(1,119)
Fair value of common shares issued and exchanged attributable to purchase consideration		213,944
Cash paid for outstanding stock options[4]		1,431
Cash paid for fractional shares		2
Restricted stock consideration[5]		1,261
Total purchase consideration		**216,638**
Goodwill recognized		**$ 73,131**

(1) Represents 5,596 unvested restricted stock units of non-continuing CALB directors that were automatically fully vested and converted under the merger agreement and 71,840 of unvested restricted shares (replacement awards) for non-continuing executives and employees that were accelerated and fully vested. The portion of the fair value of these awards attributable to pre-combination vesting is included as a component of purchase consideration. The portion of the fair value of these awards attributable to post-combination vesting (See #2 below) was reflected in expense of the combined company upon merger closing.

(2) Represents the fair value of the 77,436 CALB restricted stock units (replacement awards) that were accelerated for non-continuing directors, executives and employees that was attributable to post-combination vesting. Upon acceleration, 51,801 net CALB shares were then converted into the right to receive the Company's common

CALIFORNIA BANCORP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2025 and 2024

stock after 25,635 of CALB shares were surrendered by certain executives and employees to pay for taxes. The portion of the fair value of these awards attributable to post-combination vesting was recognized as an expense of the combined company upon merger closing.

(3) *Included in this amount is $472 thousand related to 31,355 restricted stock units that fully vested due to change in control agreements (double trigger) held by four executives that are no longer employed by the Company upon closing of the Merger.*

(4) *Represents the payment of (a) $1.3 million for 283,641 vested stock options at a weighted average exercise price of $18.22 and (b) $82 thousand for 92,685 unvested stock options at a weighted average price of $19.03 attributable to pre-combination vesting based on the $22.98 Option Cashout Price. An additional $284 thousand was paid for the portion of unvested stock options attributable to post-combination vesting and was recognized as an expense of the combined company upon merger closing. There were 65,785 unvested stock options at a weighted average price of $23.81 that were out-of-the-money at July 31, 2024 and excluded from stock option consideration as they were cancelled under the terms of the merger agreement.*

(5) *Represents the fair value of 185,878 unvested restricted stock units (replacement awards) for continuing executives and employees attributable to pre-combination vesting. A forfeiture rate of 3% was applied in determining share-based awards expected to vest.*

Goodwill represents the excess of the purchase consideration over the fair value of the net assets acquired and was primarily attributable to the expected synergies and the expansions of economies of scale and new territory from combining the operations of the Company and CALB. Goodwill is not deductible for U.S. income tax purposes and is not amortized. Rather, goodwill is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired, by comparing its carrying value to the reporting unit's fair value.

The following methods and assumptions were used to estimate the fair value of significant financial instruments:

Cash and cash equivalents. The carrying amounts of cash and cash equivalents approximates fair value due to the short-term nature and liquidity of these instruments.

Debt securities available for sale. The fair values of debt securities was determined by obtaining quoted prices on nationally recognized securities exchanges or matrix pricing, which is a mathematical technique used widely in the industry to value debt securities without relying exclusively on quoted prices for specific securities but rather by relying on the securities' relationship to other benchmark quoted securities.

Loans held for investment. The Company utilized an independent third-party to assist in valuing loans held for investment. The fair value of the acquired loan portfolio was determined by segregating the portfolio into three groups: PCD loans, non-accruing PCD loans and all other loans ("non-PCD loans"). These three categories were further segmented by loan type. For non-PCD loans, the fair value for each individual loan segment consisted of the principal balance adjusted for both an interest component and credit component, which was calculated on a pool basis using a discounted cash flow approach. The discount rates utilized for this approach were based on a weighted average cost of capital, considering the cost of equity and cost of debt and other factors. Expected loan cash flows incorporated default, loss, and prepayment rates based on industry standards.

PCD loans are defined as loans that as of the date of acquisition have experienced a more-than-insignificant deterioration in credit quality since origination, as determined by an acquirer's assessment. The initial amortized cost basis for PCD loans represents the fair value of the loans plus an allowance for credit losses at the date of acquisition. The fair value for PCD loans incorporated market-based loss rates used to estimate expected life of loan credit losses. The noncredit discount resulting from the acquired PCD loans was allocated to each individual asset. At the acquisition date, the initial allowance for credit losses was determined on a collective basis and was allocated to the individual PCD loans. The initial allowance for credit losses for PCD loans includes expected recoveries of amounts previously charged off and expected to be charged off by the Company. The non-credit discount, after the adjustment for the allowance for credit losses, is accreted to interest income using the interest method based on the effective interest rate at acquisition date.

The following table presents the composition of purchased credit-deteriorated ("PCD") loans as of the acquisition date:

(dollars in thousands)	Amount
Unpaid principal balance	$ 111,720
Allowance for credit losses - PCD loans	(11,216)
Non-credit discount amount	(5,107)
Loans previously charged-off by CALB	(10,171)
PCD loans acquired	$ 85,226

Bank owned life insurance. The carrying amount of bank owned life insurance approximates fair value given the liquidity of these instruments.

Deferred tax assets, net. The fair value of acquired deferred tax assets and liabilities represents the estimated amount of tax benefits for acquired assets and assumed liabilities that the Company expects to be recognized on its tax returns. The Company utilized an effective tax rate of 29.56% in determining the fair value on deferred taxes, net.

Trade name. The fair value of trade name was estimated based on the relief from royalty method, which models the cash flows from brand intangibles assuming royalties were received under a licensing arrangement. This discounted cash flow analysis, uses inputs such as forecasted future revenues attributable to the brand, assumed royalty rates and a risk-adjusted discount rate that approximates the estimated cost of capital. The unobservable inputs used in this valuation included projected revenue growth rates, the royalty rate, and the discount rate.

Core deposit intangible. The fair value of the core deposit intangible was determined by evaluating the underlying characteristics of the deposit relationships, including estimated customer attrition, projected deposit interest rates, net maintenance cost of the deposit base, and costs of alternative funding. The value of the after-tax savings on cost of funds is the present value over an estimated fifty-year horizon, using the discount rate applicable to the asset. The core deposit intangible will be amortized over the expected account retention period, which was originally estimated at approximately 10 years or 120 months. The core deposit intangible will be evaluated periodically to determine the reasonableness of the projected amortization period by comparing actual deposit retention to projected retention.

Operating lease right-of-use asset and Lease liability. The fair value of the initial operating lease right-of-use asset and lease liability was based on the present value of lease payments over the lease term of the acquired leases based on the Company's estimated incremental borrowing rate. The initial fair value of the operating lease right-of-use asset was reduced by the fair value of unfavorable lease terms based on an analysis of the acquire lease terms and current market terms for similar premises.

Deposits. The fair values of demand and savings deposits represent the amount payable on demand at acquisition date. The fair value of time deposits was determined using a discounted cash flow approach, which involved determining the present value of the required contractual payments over the remaining life of the time deposits using market-based interest rates.

Borrowings. The fair value of subordinated debt was determined using a discounted cash flow approach, which involved determining the present value of required contractual payments over the estimated life of the notes, factoring in expected redemption dates, discounted at a rate that incorporated market-based interest rates, inclusive of a credit spread and liquidity premium. The discount will be amortized over the expected life of the borrowings.

CALIFORNIA BANCORP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2025 and 2024

Total merger-related costs, which are reflected as merger and related costs in the accompanying consolidated statements of income, included the following total amounts for the year ended December 31, 2024:

(dollars in thousands)		2024
Financial advisory fees	$	2,576
Legal, accounting, valuation and other professional costs		874
Information technology		5,218
Change in control costs/severance		6,238
Insurance		919
Other		463
	$	16,288

The following table presents the measurement period adjustments that were identified and recorded after the measurement period ended.

(dollars in thousands)		Initially Measured July 31, 2024		Measurement Period Adjustments		As Adjusted July 31, 2024
Assets:						
Cash and due from banks	$	336,298	$	—	$	336,298
Debt securities		42,560		—		42,560
Loans		1,347,824		1,194		1,349,018
Investments in restricted stocks		6,328		—		6,328
Premises and Equipment, net		1,670		—		1,670
Deferred Taxes, net		30,221		(72)		30,149
Goodwill		74,712		(1,581)		73,131
Trade name		—		300		300
Core Deposit Intangible		22,653		—		22,653
Other Assets		76,434		159		76,593
Total assets	$	1,938,700	$	—	$	1,938,700
Liabilities:						
Deposits	$	1,642,938	$	—	$	1,642,938
Borrowings		50,832		—		50,832
Other Liabilities		28,292		—		28,292
Total liabilities	$	1,722,062	$	—	$	1,722,062

NOTE 3 - INVESTMENT SECURITIES

Debt Securities

Debt securities have been classified as either held-to-maturity or available-for-sale in the consolidated balance sheets according to management's intent. The amortized cost of held-to-maturity debt securities and their approximate fair values at December 31, 2025 and 2024 were as follows:

CALIFORNIA BANCORP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2025 and 2024

(dollars in thousands)	Amortized Cost		Gross Unrecognized Gains		Gross Unrecognized Losses		Estimated Fair Value	
December 31, 2025								
Taxable municipals	$	555	$	—	$	(63)	$	492
Tax exempt bank-qualified municipals		52,381		—		(3,565)		48,816
	$	52,936	$	—	$	(3,628)	$	49,308
December 31, 2024								
Taxable municipals	$	553	$	—	$	(90)	$	463
Tax exempt bank-qualified municipals		52,727		—		(5,367)		47,360
	$	53,280	$	—	$	(5,457)	$	47,823

The amortized cost of available-for-sale debt securities and their approximate fair values at December 31, 2025 and 2024 were as follows:

(dollars in thousands)	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Estimated Fair Value	
December 31, 2025								
U.S. government and agency and government sponsored enterprise securities:								
Mortgage-backed securities	$	161,376	$	2,041	$	(2,401)	$	161,016
SBA securities		3,862		8		(54)		3,816
U.S. Treasury		2,654		—		(182)		2,472
U.S. Agency		2,000		—		(207)		1,793
Collateralized mortgage obligations		66,293		457		(1,895)		64,855
Taxable municipals		1,006		—		(68)		938
	$	237,191	$	2,506	$	(4,807)	$	234,890
December 31, 2024								
U.S. government and agency and government sponsored enterprise securities:								
Mortgage-backed securities	$	87,930	$	109	$	(4,765)	$	83,274
SBA securities		5,423		7		(97)		5,333
U.S. Treasury		12,624		17		(315)		12,326
U.S. Agency		2,000		—		(330)		1,670
Collateralized mortgage obligations		41,615		11		(3,963)		37,663
Taxable municipals		1,007		—		(98)		909
Tax exempt bank-qualified municipals		830		—		(4)		826
	$	151,429	$	144	$	(9,572)	$	142,001

During the years ended December 31, 2025 and 2024, there were no transfers between held-to-maturity and available-for-sale debt securities.

CALIFORNIA BANCORP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2025 and 2024

At December 31, 2025, there were no holdings of securities of any one issuer, other than the U.S. Government and its agencies, in an amount greater than 10% of our shareholders' equity.

Accrued interest receivable on held-to-maturity and available-for-sale debt securities totaled $1.1 million and $879 thousand at December 31, 2025 and 2024, respectively, and is included within accrued interest receivable and other assets in the consolidated balance sheets. Accrued interest receivable is excluded from the ACL.

At December 31, 2025, available-for-sale debt securities with an amortized cost of $27.6 million were pledged to the Federal Reserve Bank ("Federal Reserve") as collateral for a secured public deposits and for other purposes as required by law or contract provisions, in addition to held-to-maturity debt securities with an amortized cost of $52.9 million were pledged as collateral for a secured line of credit with the Federal Reserve. See Note 10 – *Borrowing Arrangements* for additional information regarding the FHLB and Federal Reserve secured lines of credit. The Company also pledged $15.0 million available-for-sale debt securities to another financial institution to support the collateralization requirement against certain customers' standby letters of credit.

At December 31, 2024, available-for-sale debt securities with an amortized cost of $3.0 million were pledged to the Federal Reserve as collateral for a secured public deposits and for other purposes as required by law or contract provisions, in addition to held-to-maturity debt securities with an amortized cost of $53.3 million were pledged as collateral for a secured line of credit with the Federal Reserve. The Company also pledged $9.9 million available-for-sale debt securities to another financial institution to support the collateralization requirement against certain customers' standby letters of credit.

Contractual Maturities

The amortized cost and estimated fair value of all held-to-maturity and available-for-sale debt securities as of December 31, 2025 by contractual maturities are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

(dollars in thousands)	Held-to-Maturity		Available-for-Sale	
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Due in one year or less	$ —	$ —	$ 23	$ 23
Due after one year through five years	—	—	11,777	11,152
Due after five years through ten years	37,796	35,423	13,684	12,768
Due after ten years	15,140	13,885	211,707	210,947
	$ 52,936	$ 49,308	$ 237,191	$ 234,890

Realized Gains and Losses

There were no gross realized gains and losses for sales and calls of available-for-sale debt securities for the years ended December 31, 2025 and 2024.

Unrealized Gains and Losses

The gross unrealized losses and related estimated fair values of all available-for-sale debt securities aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2025 and 2024 are summarized as follows:

CALIFORNIA BANCORP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2025 and 2024

| (dollars in thousands) | Less than 12 Months | | 12 Months or Longer | | Total | |
	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value
December 31, 2025:						
U.S. government and agency and government sponsored enterprise securities:						
Mortgage-backed securities:	$ (329)	$ 47,667	$ (2,072)	$ 28,726	$ (2,401)	$ 76,393
SBA securities	—	—	(54)	2,813	(54)	2,813
U.S. Treasury	—	—	(182)	2,472	(182)	2,472
U.S. Agency	—	—	(207)	1,793	(207)	1,793
Collateralized mortgage obligations	(35)	7,971	(1,860)	25,234	(1,895)	33,205
Taxable municipals	—	—	(68)	438	(68)	438
	$ (364)	$ 55,638	$ (4,443)	$ 61,476	$ (4,807)	$ 117,114
December 31, 2024:						
U.S. government and agency and government sponsored enterprise securities:						
Mortgage-backed securities:	$ (1,659)	$ 47,792	$ (3,106)	$ 20,692	$ (4,765)	$ 68,484
SBA securities	(2)	924	(95)	3,011	(97)	3,935
U.S. Treasury	—	—	(315)	2,392	(315)	2,392
U.S. Agency	—	—	(330)	1,670	(330)	1,670
Collateralized mortgage obligations	(279)	7,922	(3,684)	28,985	(3,963)	36,907
Taxable municipals	—	—	(98)	409	(98)	409
Tax exempt bank-qualified municipals	—	—	(4)	826	(4)	826
	$ (1,940)	$ 56,638	$ (7,632)	$ 57,985	$ (9,572)	$ 114,623

As of December 31, 2025, the Company had a total of 78 available-for-sale debt securities in a gross unrealized loss position totaling $4.8 million, consisting of 63 securities with total gross unrealized losses of $4.4 million that had been in a continual loss position for twelve months and longer. As of December 31, 2024, the Company had a total of 89 available-for-sale debt securities in a gross unrealized loss position totaling $9.6 million, consisting of 64 securities with total gross unrealized losses of $7.6 million that had been in a continual loss position for twelve months and longer. Such unrealized losses on these investment securities have not been recognized into income.

Unrealized losses on available-for-sale debt securities are recognized in shareholders' equity as accumulated other comprehensive loss, net of tax. At December 31, 2025, the Company had a net unrealized loss on available-for-sale debt securities of $2.3 million, or $1.6 million net of tax in accumulated other comprehensive loss, compared to a net unrealized loss of $9.4 million, or $6.6 million net of tax in accumulated other comprehensive loss, at December 31, 2024.

Allowance for Credit Losses on Debt Securities

For available-for-sale debt securities with unrealized losses, management considered the financial condition of the issuer and the Company's intent and ability to retain the investment for a period of time sufficient to allow for any anticipated recovery in fair value. The Company's available-for-sale debt securities consisted of U.S. Treasury, U.S. government and agency and government sponsored enterprise securities, and municipals, which historically have had limited credit loss experience. In addition, the Company reviewed the credit rating of the municipal securities. At December 31, 2025, the total fair value of taxable bank-qualified municipal securities was $938 thousand and there were no tax exempt bank-qualified municipal securities. At December 31, 2025, all of these securities were rated AA and above. At December 31, 2024, the total fair value of taxable and tax exempt bank-qualified municipal securities was $909 thousand and $826 thousand, respectively. At December 31, 2024, all of these securities were rated AA and above.

At December 31, 2025, 61 held-to-maturity debt securities with fair values totaling $49.3 million had gross unrecognized losses totaling $3.6 million, compared to 61 held-to-maturity debt securities with fair values totaling $47.8 million that had gross unrecognized losses totaling $5.5 million at December 31, 2024. The Company has the intent and ability to hold the securities classified as held-to-maturity until they mature, at which time the Company will receive full value for the securities. At December 31, 2025 and December 31, 2024, fair values of held-to-maturity debt securities rated AA and above totaled $46.0 million and $44.7 million, respectively, and rated AA- totaled $3.3 million and $3.2 million, respectively.

Management evaluates securities in an unrealized and unrecognized loss position at least on a quarterly basis, and determined that the unrealized and unrecognized losses at December 31, 2025 and 2024 related to each investment were primarily attributable to factors other than credit related, including changes in interest rates driven by the Federal Reserve's policy to fight against inflation and general volatility in market conditions. As such, the Company applied a zero credit loss assumption for these securities and no provision for credit losses was recorded for held-to-maturity or available-for-sale debt securities during the years ended December 31, 2025 and 2024.

Restricted Stock

As a member of the Federal Reserve System, the Company must hold stock of the Federal Reserve in an amount equal to 3% of the Company's common stock and additional paid-in capital. In addition, as a member of the Federal Home Loan Bank ("FHLB") of San Francisco, the Company is required to own stock of the FHLB based on the Company's outstanding mortgage assets and outstanding advances from the FHLB.

The table below summarizes the Company's restricted stock investments at December 31:

(dollars in thousands)	2025		2024	
Federal Reserve Bank	$	15,627	$	15,524
Federal Home Loan Bank		15,305		15,305
	$	30,932	$	30,829

During the year ended December 31, 2025, the Company purchased $103 thousand of Federal Reserve Bank stock, and purchased no FHLB stock. In connection with the Merger, the Company acquired $5.9 million of FHLB stock during the year ended December 31, 2024. Additionally, during the year ended December 31, 2024, the Company purchased $8.1 million of Federal Reserve Bank stock, and purchased $820 thousand of FHLB stock.

CALIFORNIA BANCORP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2025 and 2024

Other Equity Securities Without A Readily Determinable Fair Value

The Company also has equity securities in the form of capital stock invested in two different banker's bank stocks which totaled $819 thousand at both December 31, 2025 and 2024. The Company acquired $468 thousand of these two banker's bank stocks in connection with the Merger during the year ended December 31, 2024. These equity securities are reported in accrued interest receivable and other assets in the consolidated balance sheets. At December 31, 2025 and 2024, the Company evaluated the carrying value of these equity securities and determined that they were not impaired. During the years ended December 31, 2025 and 2024, there were no losses related to changes in the fair value of these equity securities.

The Company has other equity investments and investments in a technology venture capital fund focused on the intersection of fintech and community banking. These equity investments represent VIEs, however the Company is not the primary beneficiary. The Company's maximum exposure to loss related to its investments in these unconsolidated VIEs is limited to the carrying value of each of the investments plus any unfunded capital commitments. At December 31, 2025 and 2024, the balance of these investments, which is included in accrued interest receivable and other assets in the consolidated balance sheets, was $9.1 million and $7.1 million, respectively. Total unfunded capital commitments for these investments were $7.5 million at December 31, 2025. These equity securities are measured using the equity method of accounting when the Company's ownership interest in such investments exceeds 5%, or carried at cost less impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or similar investments of the same issuer. Cash distributions considered returns of capital are recorded as a reduction of the Company's investment. During the year ended December 31, 2025, the Company received $315 thousand of net capital distributions related to these equity investments and earned income of $2.3 million which is included in other charges and fees in the consolidated statements of income. During the year ended December 31, 2024, the Company received $2.0 million of net capital distributions to these equity investments and earned income of $133 thousand which is included in other charges and fees in the consolidated statements of income. At December 31, 2025 and 2024, the Company evaluated the carrying value of these equity investments and determined they were not impaired. During the years ended December 31, 2025 and 2024, there were no losses recognized related to changes in the fair value.

The Company has also invested in and acquired interests in limited partnerships that operate affordable housing projects that qualify for and have received an allocation of federal and/or state low-income housing tax credits. These investments represent VIEs, however the Company is not the primary beneficiary. The Company's maximum exposure to loss related to its investments in these unconsolidated variable interest entities is limited to the carrying amount of the investment and previously recorded tax credits which remain subject to recapture by taxing authorities based on compliance features required to be met at the project level. At December 31, 2025 and 2024 the net amortized balance of these investments was $4.8 million and $5.8 million, respectively, and is included in accrued interest and other assets in the consolidated balance sheets. The unfunded portion of these investments totaled $382 thousand and $1.8 million at December 31, 2025 and 2024, respectively, and is included in accrued interest payable and other liabilities in the consolidated balance sheets. The following table presents activity in qualifying low income housing projects for the years ended December 31, 2025 and 2024 follows:

(dollars in thousands)	2025	2024
Amortization expense included in income tax expense	$ 689	$ 685
Tax credits and other tax benefits recognized	1,206	887
Contributions	1,033	322

123

CALIFORNIA BANCORP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2025 and 2024

At December 31, 2025 and 2024, the Company evaluated the carrying value of these tax credit equity investments and determined they were not impaired, and no loss was recognized related to changes in the fair value for the years then ended.

NOTE 4 - LOANS AND ALLOWANCE FOR CREDIT LOSSES

Loans Held for Investment

The Company's loan portfolio consists primarily of loans to borrowers within its Southern and Northern California markets. Although the Company seeks to avoid concentrations of loans to a single industry or based upon a single class of collateral, real estate and real estate associated businesses are among the principal industries in the Company's market area. The Company's loan portfolio in real estate secured credit represented 80% and 77% of total loans held for investment at December 31, 2025 and 2024, respectively. The Company also originates SBA loans either for sale to institutional investors or for retention in the loan portfolio. Loans identified as held for sale are carried at the lower of cost or market value and separately designated as such in the consolidated financial statements. A portion of the Company's revenues are from origination of loans guaranteed by the SBA under its various programs and sale of the guaranteed portions of the loans. Funding for these loans depends on annual appropriations by the U.S. Congress.

The composition of the Company's loan portfolio at December 31, 2025 and 2024 was as follows:

(dollars in thousands)		2025		2024
Construction and land development	$	138,894	$	227,325
Real estate - other:				
1-4 family residential		142,399		164,401
Multifamily residential		324,075		243,993
Commercial real estate and other		1,820,445		1,767,727
Commercial and industrial		605,859		710,970
Consumer		2,215		24,749
Loans held for investment [1]		3,033,887		3,139,165
Allowance for credit losses - loans		(34,348)		(50,540)
Loans held for investment, net	$	2,999,539	$	3,088,625

(1) *Loans held for investment included net unearned fees of $2.8 million and $1.8 million and net unearned discounts on acquired loans of $31.3 million and $58.5 million at December 31, 2025 and 2024, respectively. The Company recognized $21.3 million and $12.3 million in interest accretion for net deferred loan fees and net discounts on acquired loans for the years ended December 31, 2025 and 2024, respectively.*

The Company has pledged $2.20 billion of loans with FHLB under a blanket lien, of which an unpaid principal balance of $1.44 billion was considered as eligible collateral under this secured borrowing arrangement and loans with an unpaid principal balance totaling $351.7 million were pledged as collateral under a secured borrowing arrangement with the Federal Reserve as of December 31, 2025. See Note 10 – *Borrowing Arrangements* for additional information regarding the FHLB and Federal Reserve secured lines of credit.

CALIFORNIA BANCORP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2025 and 2024

Loans Held for Sale

At December 31, 2025, the Company had loans held for sale totaling $25.1 million, consisting of $7.8 million SBA 7(a) loans and $17.3 million consumer solar loans transferred from loans held for investment, compared to $17.2 million, consisting of $10.3 million of SBA 7(a) loans and $6.9 million of C&I loans transferred from loans held for investment at December 31, 2024. The Company accounts for loans held for sale at the lower of carrying value or fair value. At December 31, 2025 and 2024, the fair value of loans held for sale totaled $25.6 million and $17.9 million, respectively. During the years ended December 31, 2025 and December 31, 2024, there were $17.3 million of consumer solar loans and $25.9 million of C&I loans, respectively, transferred from loans held for investment to loans held for sale.

Credit Quality Indicators

The Company categorizes loans using risk ratings based on relevant information about the ability of borrowers to service their debt such as current financial information, historical payment experience, collateral adequacy, credit documentation, and current economic trends, among other factors. Larger, non-homogeneous loans such as CRE and C&I loans are analyzed individually for risk rating assessment. For purposes of risk classification, 1-4 Family Residential loans for investment purposes are evaluated with CRE loans. This analysis is performed on an ongoing basis as new information is obtained. The Company uses the following definitions for risk ratings:

Pass - Loans classified as pass include loans not meeting the risk ratings defined below.

Special Mention - Loans classified as special mention have a potential weakness that deserves management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the institution's credit position at some future date.

Substandard - Loans classified as substandard are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected.

Doubtful - Loans classified as doubtful have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

Loss - Loans classified as loss are considered uncollectible and of such little value that their continuance as bankable assets is not warranted. This classification does not mean that the asset has absolutely no recovery or salvage value, but rather that it is not practical or desirable to defer writing off this basically worthless asset even though partial recovery may be affected in the future.

CALIFORNIA BANCORP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2025 and 2024

The risk category of loans by class of loans and origination year as of December 31, 2025 follows:

(dollars in thousands)	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans Amortized Cost Basis	Revolving Loans Amortized Cost Basis Converted to Term During the Period	Total
	2025	2024	2023	2022	2021	Prior			
December 31, 2025									
Construction and land development									
Pass	$ 28,119	$ 39,469	$ 12,434	$ 35,050	$ 5,336	$ 2,263	$ —	$ 2,343	$ 125,014
Special mention	—	—	—	—	—	—	—	—	—
Substandard	—	—	—	13,808	—	72	—	—	13,880
Doubtful	—	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—	—
Total construction and land development	28,119	39,469	12,434	48,858	5,336	2,335	—	2,343	138,894
YTD gross charge-offs	—	—	—	—	—	—	—	—	—
Real estate – other:									
1-4 family residential									
Pass	2,469	1,525	12,657	29,542	16,550	22,687	50,872	3,430	139,732
Special mention	—	—	—	—	—	—	—	—	—
Substandard	—	—	—	2,667	—	—	—	—	2,667
Doubtful	—	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—	—
Total 1-4 family residential	2,469	1,525	12,657	32,209	16,550	22,687	50,872	3,430	142,399
YTD gross charge-offs	—	—	—	—	—	—	—	—	—
Multifamily residential									
Pass	61,974	15,987	18,766	77,050	82,137	58,201	1,990	—	316,105
Special mention	—	—	—	7,970	—	—	—	—	7,970
Substandard	—	—	—	—	—	—	—	—	—
Doubtful	—	—	—	—	—	—	—	—	—

126

CALIFORNIA BANCORP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2025 and 2024

(dollars in thousands)	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans Amortized Cost Basis	Revolving Loans Amortized Cost Basis Converted to Term During the Period	Total
	2025	2024	2023	2022	2021	Prior			
Loss	—	—	—	—	—	—	—	—	—
Total multifamily residential	61,974	15,987	18,766	85,020	82,137	58,201	1,990	—	324,075
YTD gross charge-offs	—	—	—	—	—	—	—	—	—
Commercial real estate and other									
Pass	259,144	96,078	81,643	422,093	342,770	472,569	70,135	15,711	1,760,143
Special mention	4,018	—	2,765	13,676	1,108	17,386	6,207	—	45,160
Substandard	—	—	3,161	195	1,450	10,336	—	—	15,142
Doubtful	—	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—	—
Total commercial real estate and other	263,162	96,078	87,569	435,964	345,328	500,291	76,342	15,711	1,820,445
YTD gross charge-offs	—	—	—	—	1,297	717	—	—	2,014
Commercial and industrial									
Pass	82,767	42,546	18,481	44,235	17,898	57,091	289,223	5,349	557,590
Special mention	—	639	33	486	11	1,747	16,191	170	19,277
Substandard	293	1,052	954	16,421	17	828	8,063	1,364	28,992
Doubtful	—	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—	—
Total commercial and industrial	83,060	44,237	19,468	61,142	17,926	59,666	313,477	6,883	605,859
YTD gross charge-offs	—	—	91	3,541	163	1,179	—	—	4,974
Consumer									
Pass	431	873	—	649	2	1	259	—	2,215
Special mention	—	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—	—	—
Doubtful	—	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—	—
Total consumer	431	873	—	649	2	1	259	—	2,215
YTD gross charge-offs	$ —	$ —	$ —	$ —	$ 3,502	$ —	$ —	$ —	$ 3,502

CALIFORNIA BANCORP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2025 and 2024

(dollars in thousands)	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans Amortized Cost Basis	Revolving Loans Amortized Cost Basis Converted to Term During the Period	Total
	2025	2024	2023	2022	2021	Prior			
Total by risk rating:									
Pass	$ 434,904	$ 196,478	$ 143,981	$ 608,619	$ 464,693	$ 612,812	$ 412,479	$ 26,833	$ 2,900,799
Special mention	4,018	639	2,798	22,132	1,119	19,133	22,398	170	72,407
Substandard	293	1,052	4,115	33,091	1,467	11,236	8,063	1,364	60,681
Doubtful	—	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—	—
Total loans	$ 439,215	$ 198,169	$ 150,894	$ 663,842	$ 467,279	$ 643,181	$ 442,940	$ 28,367	$ 3,033,887
YTD gross charge-offs	$ —	$ —	91	3,541	4,962	1,896	$ —	$ —	10,490

CALIFORNIA BANCORP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2025 and 2024

The risk category of loans by class of loans and origination year as of December 31, 2024 follows:

(dollars in thousands)	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans Amortized Cost Basis	Revolving Loans Amortized Cost Basis Converted to Term During the Period	Total
	2024	2023	2022	2021	2020	Prior			
December 31, 2024									
Construction and land development									
Pass	$ 25,812	$ 25,857	$ 84,638	$ 47,687	$ 7,297	$ 2,328	$ 9,865	$ —	$ 203,484
Special mention	—	—	—	—	12,431	—	—	—	12,431
Substandard	—	—	9,659	—	1,669	82	—	—	11,410
Doubtful	—	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—	—
Total construction and land development	25,812	25,857	94,297	47,687	21,397	2,410	9,865	—	227,325
YTD gross charge-offs	—	—	967	—	—	—	—	—	967
Real estate – other:									
1-4 family residential									
Pass	20,297	15,581	33,660	17,902	6,683	18,628	44,286	—	157,037
Special mention	—	—	—	—	—	—	—	—	—
Substandard	—	—	2,895	—	—	—	4,469	—	7,364
Doubtful	—	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—	—
Total 1-4 family residential	20,297	15,581	36,555	17,902	6,683	18,628	48,755	—	164,401
YTD gross charge-offs	—	—	—	—	—	—	1	—	1
Multifamily residential									
Pass	15,998	11,087	85,834	84,671	5,107	37,510	—	—	240,207
Special mention	—	—	—	—	—	3,786	—	—	3,786
Substandard	—	—	—	—	—	—	—	—	—
Doubtful	—	—	—	—	—	—	—	—	—

CALIFORNIA BANCORP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2025 and 2024

(dollars in thousands)	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans Amortized Cost Basis	Revolving Loans Amortized Cost Basis Converted to Term During the Period	Total
	2024	2023	2022	2021	2020	Prior			
Loss	—	—	—	—	—	—	—	—	—
Total multifamily residential	15,998	11,087	85,834	84,671	5,107	41,296	—	—	243,993
YTD gross charge-offs	—	—	1,456	—	—	—	—	—	1,456
Commercial real estate and other									
Pass	111,911	86,261	454,470	399,393	100,110	453,301	104,456	148	1,710,050
Special mention	—	9,568	2,583	11,268	2,264	9,848	—	495	36,026
Substandard	—	—	—	11,551	—	10,100	—	—	21,651
Doubtful	—	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—	—
Total commercial real estate and other	111,911	95,829	457,053	422,212	102,374	473,249	104,456	643	1,767,727
YTD gross charge-offs	—	—	51	—	—	—	—	—	51
Commercial and industrial									
Pass	55,350	39,484	91,049	38,303	14,663	63,973	314,284	—	617,106
Special mention	307	46	1,403	1,322	230	1,920	11,868	—	17,096
Substandard	120	1,286	20,859	2,890	—	3,543	48,070	—	76,768
Doubtful	—	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—	—
Total commercial and industrial	55,777	40,816	113,311	42,515	14,893	69,436	374,222	—	710,970
YTD gross charge-offs	—	37	24	—	—	—	—	—	61
Consumer									
Pass	692	—	1,019	22,340	81	6	206	—	24,344
Special mention	—	—	—	—	—	—	—	—	—
Substandard	—	—	—	405	—	—	—	—	405
Doubtful	—	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—	—
Total consumer	692	—	1,019	22,745	81	6	206	—	24,749
YTD gross charge-offs	$ —	$ —	$ —	$ 238	$ —	$ —	$ —	$ —	$ 238
Total by risk rating:									
Pass	$ 230,060	$ 178,270	$ 750,670	$ 610,296	$ 133,941	$ 575,746	$ 473,097	$ 148	$ 2,952,228
Special mention	307	9,614	3,986	12,590	14,925	15,554	11,868	495	69,339

CALIFORNIA BANCORP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2025 and 2024

(dollars in thousands)	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans Amortized Cost Basis	Revolving Loans Amortized Cost Basis Converted to Term During the Period	Total
	2024	2023	2022	2021	2020	Prior			
Substandard	120	1,286	33,413	14,846	1,669	13,725	52,539	—	117,598
Doubtful	—	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—	—
Total loans	$ 230,487	$ 189,170	$ 788,069	$ 637,732	$ 150,535	$ 605,025	$ 537,504	$ 643	$ 3,139,165
YTD gross charge-offs	$ —	$ 37	$ 2,498	$ 238	$ —	$ —	$ 1	$ —	$ 2,774

131

CALIFORNIA BANCORP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2025 and 2024

Past Due Loans

A summary of past due loans as of December 31, 2025 and 2024 follows:

					Accruing Loans				
(dollars in thousands)	30-59 Days Past Due	60-89 Days Past Due	90 Days and Over Past Due	Total Past Due	Current	Nonaccrual	Total
December 31, 2025							
Construction and land development	$ —	$ —	$ —	$ —	$ 125,086	$ 13,808	$ 138,894
Real estate - other:							
1-4 family residential	—	—	—	—	142,399	—	142,399
Multifamily residential	7,970	—	—	7,970	316,105	—	324,075
Commercial real estate and other	5,838	—	—	5,838	1,814,524	83	1,820,445
Commercial and industrial	845	53	—	898	602,766	2,195	605,859
Consumer	—	29	—	29	2,186	—	2,215
	$ 14,653	$ 82	$ —	$ 14,735	$ 3,003,066	$ 16,086	$ 3,033,887

					Accruing Loans				
(dollars in thousands)	30-59 Days Past Due	60-89 Days Past Due	90 Days and Over Past Due	Total Past Due	Current	Nonaccrual	Total
December 31, 2024							
Construction and land development	$ 4,104	$ —	$ —	$ 4,104	$ 213,562	$ 9,659	$ 227,325
Real estate - other:							
1-4 family residential	40	4,469	—	4,509	156,997	2,895	164,401
Multifamily residential	—	—	—	—	243,993	—	243,993
Commercial real estate and other	195	—	—	195	1,758,617	8,915	1,767,727
Commercial and industrial	1,866	1,113	—	2,979	703,074	4,917	710,970
Consumer	69	226	150	445	24,304	—	24,749
	$ 6,274	$ 5,808	$ 150	$ 12,232	$ 3,100,547	$ 26,386	$ 3,139,165

The Company had zero and $150 thousand in consumer solar loans that were over 90 days past due that were accruing interest at December 31, 2025 and December 31, 2024, respectively.

132

CALIFORNIA BANCORP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2025 and 2024

Nonaccrual Loans

A summary of total nonaccrual loans and the amount of nonaccrual loans with no related ACL as of December 31, 2025 and 2024 follows:

	Nonaccrual Loans						
	Collateral Dependent Loans		Non-Collateral Dependent Loans		Total Nonaccrual Loans		Nonaccrual Loans with no ACL
(dollars in thousands)	Balance	ACL	Balance	ACL			
December 31, 2025							
Construction and land development	$ 13,808	$ 373	$ —	$ —	$ 13,808		$ 8,808
Real estate - other:							
1-4 family residential	—	—	—	—	—		—
Multifamily residential	—	—	—	—	—		—
Commercial real estate and other	83	—	—	—	83		83
Commercial and industrial	1,865	207	330	—	2,195		553
Consumer	—	—	—	—	—		—
Total	$ 15,756	$ 580	$ 330	$ —	$ 16,086		$ 9,444

	Nonaccrual Loans						
	Collateral Dependent Loans		Non-Collateral Dependent Loans		Total Nonaccrual Loans		Nonaccrual Loans with no ACL
(dollars in thousands)	Balance	ACL	Balance	ACL			
December 31, 2024							
Construction and land development	$ 9,659	$ —	$ —	$ —	$ 9,659		$ 9,659
Real estate - other:							
1-4 family residential	2,895	—	—	—	2,895		2,895
Multifamily residential	—	—	—	—	—		—
Commercial real estate and other	8,915	820	—	—	8,915		—
Commercial and industrial	4,809	675	108	—	4,917		108
Consumer	—	—	—	—	—		—
Total	$ 26,278	$ 1,495	$ 108	$ —	$ 26,386		$ 12,662

133

CALIFORNIA BANCORP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2025 and 2024

Individually Evaluated Loans

The Company evaluates loans collectively for purposes of determining the ACL in accordance with ASC 326. Loans are grouped based on shared risk characteristics, such as loan type, credit rating, collateral type, and borrower industry. In certain cases, the Company may identify loans that no longer exhibit similar risk characteristics to others in the portfolio. These loans are typically assigned a substandard or worse internal risk grade, as their credit profiles become more unique with deterioration. Such loans are often non-performing, may be modified for borrowers experiencing financial difficulty, and/or are considered collateral-dependent—where repayment is expected to come from the operation or sale of the underlying collateral. Loans deemed by management to lack shared risk characteristics are evaluated individually for ACL purposes. For individually evaluated loans, the Company generally applies a discounted cash flow method using the loan's effective interest rate. If a loan is deemed collateral-dependent, the ACL is determined based on the estimated fair value of the collateral, net of estimated costs to sell. Adjustments to the ACL for collateral-dependent loans reflect changes in the expected fair value of the collateral. For all other individually evaluated loans with amortized balances below $200 thousand, the ACL is primarily determined using the loan pricing approach, which applies a discount factor to the loan's unguaranteed book balance to reflect expected credit risk and recovery assumptions.

As of December 31, 2025, $30.4 million of loans were individually evaluated with a $373 thousand ACL attributed to such loans. At December 31, 2025, $29.8 million of individually evaluated loans were evaluated based on the underlying value of the collateral, and $553 thousand were evaluated using a discounted cash flow approach. One C&I loan with net amortized balance of $16.1 million was moved to individually evaluated loans due in part, to ongoing third-party litigation against the guarantor. The loan was on accrual status and current on its payment obligation as of December 31, 2025. All other individually evaluated loans were on nonaccrual status at December 31, 2025.

As of December 31, 2024, $12.7 million of loans were individually evaluated with no ACL attributed to such loans. At December 31, 2024, $12.6 million of the individually evaluated loans were evaluated based on the underlying value of the collateral, and $108 thousand were evaluated using a loan pricing approach. All individually evaluated loans were on nonaccrual status at December 31, 2024.

Collateral Dependent Loans

Collateral dependent loans are loans for which the repayment is expected to be provided substantially through the operation or sale of the collateral and the borrower is experiencing financial difficulty. Collateral dependent loans are individually evaluated to measure the ACL, which is determined based on the estimated fair value of the collateral. Estimates for costs to sell are included in the determination of the ACL when liquidation of the collateral is anticipated. In cases where the loan is well secured and the estimated value of the collateral exceeds the amortized cost of the loan, no ACL is recorded.

CALIFORNIA BANCORP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2025 and 2024

A summary of collateral dependent loans by collateral type as of December 31, 2025 and 2024 follows:

	Type of Collateral		
(dollars in thousands)	Commercial Real Estate	Residential Real Estate	Business Assets
December 31, 2025			
Construction and land development	$ —	$ 13,808	$ —
Real estate - other:			
1-4 family residential	—	—	—
Commercial real estate and other	83	—	—
Commercial and industrial	17,330	—	250
	$ 17,413	$ 13,808	$ 250
December 31, 2024			
Construction and land development	$ —	$ 9,659	$ —
Real estate - other:			
1-4 family residential	—	2,895	—
Commercial real estate and other	8,915	—	—
Commercial and industrial	1,402		3,407
	$ 10,317	$ 12,554	$ 3,407

Modified Loans to Borrowers Experiencing Financial Difficulty

The following table presents the period-end amortized cost basis of modified loans to borrowers experiencing financial difficulty during the years ended December 31, 2025 and 2024.

	Year Ended December 31, 2025					
(dollars in thousands)	Term Extension	Payment Delay	Interest Rate Reduction and Term Extension	Term Extension and Payment Delay	Total	Total as a % of Loan Class
Construction and land development	$ —	$ —	$ 8,808	$ —	$ 8,808	6.3 %
Real estate - other:						
Multifamily residential	—	—	7,970	—	7,970	2.5 %
Commercial real estate and other	13,249	—	—	3,616	16,865	0.9 %
Commercial and industrial	20,101	672	—	—	20,773	3.4 %
Total	$ 33,350	$ 672	$ 16,778	$ 3,616	$ 54,416	1.8 %

Table of Contents
CALIFORNIA BANCORP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2025 and 2024

	Year Ended December 31, 2024				
(dollars in thousands)	Term Extension	Payment Delay	Interest Rate Reduction and Term Extension	Total	Total as a % of Loan Class
Construction and land development	$ 1,669	$ —	$ —	$ 1,669	0.7 %
Commercial and industrial	22,452	—	—	22,452	3.2 %
Total	$ 24,121	$ —	$ —	$ 24,121	0.8 %

The following tables present the financial effect of loans to borrowers experiencing financial difficulty that were modified during the years ended December 31, 2025 and 2024.

	Year Ended December 31, 2025
(dollars in thousands)	**Financial effect**
Term Extension:	
Real estate - other:	
Commercial real estate and other	Extended term by a weighted average of seven months
Commercial and industrial	Extended term by a weighted average of eleven months
Payment Delay:	
Commercial and industrial	Weighted average of two months full payment deferrals. Upon completion of payment deferrals, weighted average of twelve months of partial payment deferrals
Interest Rate Reduction and Term Extension:	
Construction and land development	Extended maturity by a weighted average of four months and reduced interest rates by a weighted average of 2.16%
Real estate - other:	
Multifamily residential	Extended maturity by a weighted average of three months and reduced interest rates by a weighted average of 1.50%
Term Extension and Payment Delay:	
Real estate - other:	
Commercial real estate and other	Extended maturity by a weighted average of seven months, weighted average of 6 months of interest only payment, weighted average of 60 days payment deferrals. Upon completion of payment deferrals, weighted average of 12 months partial payments

	Year Ended December 31, 2024
(dollars in thousands)	**Financial effect**
Term Extension:	
Construction and land development	Extended term by a weighted average of two months
Commercial and industrial	Extended term by a weighted average of nine months

The following tables present a payment aging analysis of the period-end amortized cost of loans to borrowers experiencing financial difficulty that were modified during the years ended December 31, 2025 and 2024:

CALIFORNIA BANCORP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2025 and 2024

	Accruing Loans						
(dollars in thousands)	30-59 Days Past Due	60-89 Days Past Due	90 Days and Over Past Due	Total Past Due	Nonaccrual	Current	Total
December 31, 2025							
Construction and land development	$ —	$ —	$ —	$ —	$ 8,808	$ —	$ 8,808
Real estate:							
Multifamily residential	7,970	—	—	7,970	—	—	7,970
Commercial real estate and other	—	—	—	—	—	16,865	16,865
Commercial and industrial	—	—	—	—	330	20,443	20,773
	$ 7,970	$ —	$ —	$ 7,970	$ 9,138	$ 37,308	$ 54,416

	Accruing Loans						
(dollars in thousands)	30-59 Days Past Due	60-89 Days Past Due	90 Days and Over Past Due	Total Past Due	Nonaccrual	Current	Total
December 31, 2024							
Construction and land development	$ 1,669	$ —	$ —	$ 1,669	$ —	$ —	$ 1,669
Commercial and industrial	—	—	—	—	3,510	18,942	22,452
	$ —	$ —	$ —	$ —	$ 3,510	$ 18,942	$ 24,121

Allowance for Credit Losses - Loans

The ACL consists of: (i) a specific allowance established for CECL on loans individually evaluated, (ii) a quantitative allowance for current expected loan losses based on the portfolio and expected economic conditions over a reasonable and supportable forecast period that reverts back to long-term trends to cover the expected life of the loan, (iii) a qualitative allowance including management judgment to capture factors and trends that are not adequately reflected in the quantitative allowance, and (iv) the ACL for off-balance sheet credit exposure for unfunded loan commitments.

The Company used the probability-weighted two-scenario forecasts, representing a baseline scenario and one downside scenario (S2), to estimate the ACL. The Company utilized economic forecasts released by Moody's Analytics during the second week of December 2025. Other sources of economic forecasts and meeting minutes of the Federal Open Market Committee ("FOMC") meeting were also considered by the Company when determining the scenario weighting. At December 31, 2025, minor adjustments were made to the Moody's December 2025 U.S. baseline forecast from prior quarter, with slightly stronger GDP growth and investment expectations, a slower monetary easing path, and marginal adjustments to tariffs and oil price assumptions, maintaining a cautious outlook with weak near-term growth but avoiding recession. With limited new official data due to government shutdown, real GDP growth reflected a slightly stronger annualized growth in 2025 through 2027, with upward adjustments to 1.9%, 2.1% and 1.9%, respectively. The Conference Board's forecast for 2025 GDP was updated to 1.6% in December 2025, down from 2.0% at the beginning of the year, and it is in line with Moody's Baseline scenario of 1.9%. Moody's economic forecast anticipated a 25 basis points rate cut in December 2025, followed by gradual reduction to 2.75% by 2027. The inflation outlook was slightly revised downward from prior quarter in December. The 10-year Treasury yield was adjusted from 4.3% to 4.1%. The labor market remained weak in the December update. Job growth nearly stalled over the fall. Despite this, the

CALIFORNIA BANCORP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2025 and 2024

unemployment rate is still projected to peak at 4.8% by the second half of 2026, consistent with the prior quarter forecast.

Between September 2025 and December 2025, Moody's December update to its S2 downside scenario reflected a less severe near-term shock but a slower recovery compared to September. Tariff assumptions were significantly reduced, with the effective rate falling from nearly 22% in September to about 15% in December, and the baseline comparator lowered from 15.3% to 12%. This change signals a softer trade impact in the later scenario. The timing of the recession shifted forward by one quarter—from Q4 2025 in September to Q1 2026 in December—while its depth remains similar at a 1% peak-to-trough GDP decline. Monetary policy assumptions diverged notably: September anticipated a Fed rate hike in late 2025 due to inflation before easing in early 2026, whereas December assumes the Fed cuts rates slightly below baseline almost immediately, then eases further as conditions deteriorate. Alongside this shift, the peak unemployment rate of 7.2% was moved to Q4 2026 from Q3 2026 in December 2025. The economic outlook also became slightly more pessimistic. The projected decline in real GDP for 2026 was revised upward from -0.2% to +0.1%, and the December 2025 update projected a decline to 1.3% from 1.9% in 2027, and lower than the baseline of 1.8%.

Moody's economic forecasts for California suggested California gross state product ("GSP") growth of 2.2% in 2025, that continues to decrease to 1.9% in 2026. The report forecasts 2025 California unemployment revised upward to 5.4%, and up to 5.6% in 2026. Beacon Economics characterizes California's labor market as soft with persistently elevated unemployment, noting the statewide unemployment rate is around the mid-5% range and remains among the highest in the nation, with only modest improvement expected in the near term.

The other California economic forecasts, like GSP for the construction sector, California Home Price Index ("HPI") and Personal Consumption Expenditure ("PCE"), used in the ACL calculation were mixed in the baseline and downside scenarios. The overall changes are more optimistic for most loss drivers, except the California unemployment rate which was adjusted marginally higher in the near term in S2 scenario. California GSP is considerably higher in baseline scenario, but the change is mixed in S2 scenario. California GSP construction is adjusted higher in both scenarios. California Home Price Index ("HPI") was revised substantially higher to reflect recent trend, and 5-year treasury yield is adjusted lower in both scenarios. These varied changes in key economic forecasts for California are expected to have a mixed impact on the Company's ACL.

Based on the above reviews and analyses, the Company continues using the two probability-weighted scenario forecasts, and assigned 80% to the baseline scenario and 20% to the S2 downside scenario at December 31, 2025. The recommended weightings are based on the FOMC lowering the federal funds rate by 25 basis points in the December 2025 meeting and a total of 75 bps in 2025, to achieve maximum employment and return inflation to its 2% objective. Uncertainty about the economic outlook has diminished, but remains elevated, unemployment rate remains low, and labor market conditions remain solid. Short-term rates are likely to decline due to the Fed's increased focus on employment and potential monetary easing, while the long-term rates may remain evaluated due to persistent inflation and policy uncertainty. The Company opts to utilize solely the base-case scenario for the ACL model; however, given recent heightened domestic and geopolitical uncertainty, uncertainty around the new administration and tariff policy, a rising inflation level that is still considerably above the Fed's 2.0% target rate, and slowing GDP growth projection, the Company believes it is prudent to assign a weighting to a downside scenario (S2) that considers the potential for rising inflation. Inflation is a difficult economic variable to predict, as it is subject to a variety of factors and there are limited tools to control it. A new presidential administration has brought changes in U.S. economic policy, the effects of which are unknown and may potentially lead to higher inflation, as could other domestic and geopolitical developments. Incorporating the S2 scenario in our ACL model provides a hedge against the potential for increasing inflation in an uncertain economic environment.

CALIFORNIA BANCORP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2025 and 2024

For prepayment and curtailment rates, the Company used its own historical quarterly prepayment and curtailment experience covering the period starting February 2021 through November 2025 to estimate the ACL. During the fourth quarter of 2025, the Company updated its historical prepayment and curtailment rates analysis, which reflected a slight decrease in prepayment rates and slight increase in curtailment rates from the third quarter of 2025.

Accrued interest receivable on loans receivable, net, totaled $9.8 million and $11.7 million at December 31, 2025 and 2024, respectively, and is included within accrued interest receivable and other assets in the accompanying consolidated balance sheets. Accrued interest receivable is excluded from the ACL.

Allowance for Credit Losses - Unfunded Loan Commitments

The allowance for unfunded credit commitments is maintained at a level that management believes to be sufficient to absorb estimated expected credit losses related to unfunded credit facilities. The Company evaluates the loss exposure for unfunded loan commitments to extend credit following the same principles used for the ACL, with consideration for experienced utilization rates on client credit lines and the inherently lower risk of unfunded loan commitments relative to disbursed commitments. The Company recognized a reversal of provision for unfunded loan commitments of $998 thousand for the year ended December 31, 2025. There was a $2.2 million provision for unfunded loan commitments for the year ended December 31, 2024, of which $2.7 million related to the initial allowance for unfunded credit commitments acquired in the Merger. The (reversal of) provision for credit losses on unfunded loan commitments is included in (reversal of) provision for credit losses in the consolidated statements of income. The reserve for unfunded loan commitments was $2.1 million and $3.1 million at December 31, 2025 and 2024, respectively. The reserve for unfunded loan commitments is included in accrued interest and other liabilities in the consolidated balance sheets.

A summary of the changes in the ACL for loans and unfunded commitments for the periods indicated follows:

	Year Ended December 31,	
(dollars in thousands)	2025	2024
Allowance for loan losses (ALL)		
Balance, beginning of year	$ 50,540	$ 22,569
Initial allowance for acquired PCD loans	—	11,216
(Reversal of) provision for loan losses[1]	(7,825)	19,520
Charge-offs	(10,490)	(2,774)
Recoveries	2,123	9
Net charge-offs	(8,367)	(2,765)
Balance, end of year	$ 34,348	$ 50,540
Reserve for unfunded loan commitments		
Balance, beginning of year	$ 3,103	$ 933
(Reversal of) provision for unfunded commitment losses[2]	(998)	2,170
Balance, end of year	2,105	3,103
Allowance for credit losses, end of year	$ 36,453	$ 53,643

(1) Includes an initial provision for credit losses for non-PCD loans acquired in the Merger of $18.5 million for the year ended December 31, 2024. There was no similar activity in the comparable 2025 period.

(2) Includes an initial provision for credit losses for unfunded commitments acquired in the Merger of $2.7 million for the year ended December 31, 2024. There was no similar activity in the comparable 2025 period.

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CALIFORNIA BANCORP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2025 and 2024

A summary of changes in the ALL by loan portfolio segment for the periods indicated follows:

(dollars in thousands)	Construction and Land Development	Real Estate - Other	Commercial & Industrial	Consumer	Total
Year Ended December 31, 2025					
Beginning of year	$ 1,953	$ 29,399	$ 18,056	$ 1,132	$ 50,540
(Reversal of) provision for loan losses	(749)	(3,075)	(6,330)	2,329	(7,825)
Charge-offs	—	(2,014)	(4,974)	(3,502)	(10,490)
Recoveries	—	280	1,792	51	2,123
Net charge-offs	—	(1,734)	(3,182)	(3,451)	(8,367)
End of year	$ 1,204	$ 24,590	$ 8,544	$ 10	$ 34,348
Year Ended December 31, 2024					
Beginning of year	$ 2,032	$ 16,280	$ 4,242	$ 15	$ 22,569
Initial allowance for acquired PCD loans	328	2,392	8,355	141	11,216
Provision for loan losses[1]	560	12,235	5,511	1,214	19,520
Charge-offs	(967)	(1,508)	(61)	(238)	(2,774)
Recoveries	—	—	9	—	9
Net charge-offs	(967)	(1,508)	(52)	(238)	(2,765)
End of year	$ 1,953	$ 29,399	$ 18,056	$ 1,132	$ 50,540

(1) Includes an initial provision for credit losses for non-PCD loans acquired in the Merger of $18.5 million for the year ended December 31, 2024. There was no similar activity in the comparable 2025 period.

NOTE 5 - TRANSFERS AND SERVICING OF FINANCIAL ASSETS

The Company has originated loans that are serviced for others, including loans partially guaranteed by the SBA, some of which have been sold in the secondary market, as well as CRE loans and C&I loans participated with various other financial institutions and special purpose vehicle ("SPV") participations for the Main Street loans. Loans sold and serviced for others are accounted for as sales and are therefore not included in the accompanying consolidated balance sheets. Loans serviced for others totaled $113.5 million and $138.0 million at December 31, 2025 and 2024, respectively. This includes SBA loans serviced for others of $35.6 million and $33.2 million at December 31, 2025 and 2024, respectively, for which there was a related servicing asset of $346 thousand and $344 thousand, respectively. At December 31, 2024, loans serviced for others acquired from the Merger totaled $86.9 million.

Consideration for each SBA loan sale includes the cash received and a related servicing asset. The Company receives servicing fees ranging from 0.25% to 1.00% for the services provided over the life of the loan. The servicing asset is based on the estimated fair value of these future cash flows to be collected. The risks inherent in SBA servicing assets primarily relates to accelerated prepayment of loans in excess of what was originally modeled driven by changes in interest rates and a reduction in the estimated future cash flows.

The servicing asset activity includes additions from loan sales with servicing retained, and reductions from amortization as the serviced loans are repaid and servicing fees are earned. The SBA servicing asset is reported in accrued interest receivable and other assets in the consolidated balance sheets.

CALIFORNIA BANCORP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2025 and 2024

A summary of changes in the SBA servicing asset for the years ended December 31, 2025 and 2024 follows:

(dollars in thousands)	2025	2024
Balance, beginning of period	$ 344	$ 546
Additions	164	109
Amortization [1]	(162)	(311)
Balance, end of period	$ 346	$ 344

(1) Amortization included accelerated amortization of $50 thousand and $174 thousand for the years ended December 31, 2025 and 2024, respectively.

SBA 7(a) loans sold during the year ended December 31, 2025 totaled $9.0 million, resulting in total gains on sale of SBA loans of $577 thousand. SBA 7(a) loans sold during the year ended December 31, 2024 totaled $6.3 million, resulting in total gains on sale of SBA loans of $415 thousand, respectively.

The Company did not sell any C&I loans during the year ended December 31, 2025. The Company sold C&I loans with a net carrying value of $77.6 million, resulting in total losses of $1.1 million during the year ended December 31, 2024.

The fair value of the servicing asset approximated the carrying value at December 31, 2025 and 2024. The significant assumptions used in the valuation of the SBA servicing asset at December 31, 2025 and 2024 included:

(dollars in thousands)	December 31, 2025	December 31, 2024
Discount rate:		
Range	5.1% – 19.8%	5.8% – 23.3%
Weighted average	12.0%	14.3%
Prepayment speed:		
Range	15.6% – 37.2%	12.9% – 40.2%
Weighted average	19.9%	20.5%

The following table presents the components of net servicing fees, included in servicing and related income on loans, net in the consolidated statements of income, for the years ended December 31, 2025 and 2024:

(dollars in thousands)	2025	2024
Contractually specified fees	$ 365	$ 380
Amortization	(162)	(311)
Net servicing fees	$ 203	$ 69

CALIFORNIA BANCORP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2025 and 2024

NOTE 6 - PREMISES AND EQUIPMENT AND LEASES

A summary of premises and equipment as of December 31 follows:

(dollars in thousands)	2025	2024
Land	$ 5,386	$ 5,386
Building	4,766	4,766
Leasehold improvements	6,226	5,976
Furniture & fixtures	2,100	2,261
Computer & other equipment	4,049	3,888
	22,527	22,277
Less: Accumulated depreciation and amortization	(10,411)	(8,682)
Total	$ 12,116	$ 13,595

Depreciation and amortization expense on premises and equipment was $1.8 million for both the years ended December 31, 2025 and 2024.

Substantially all leases are operating leases for corporate offices and branch locations and loan production offices. The amount of the lease liability and ROU asset is impacted by the lease term and the discount rate applied to determine the present value of future lease payments. The remaining terms of operating leases range from 6 months to 7.5 years. Most leases include one or more options to renew, with renewal terms that can extend the lease term by varying amounts. The exercise of renewal options is at the sole discretion of the Company. Renewal option periods were not included in the measurement of ROU assets and lease liabilities as they were not considered reasonably certain of exercise at commencement.

During the year ended December 31, 2024, management decided to vacate the office space in New York that was used solely by the relationship manager managing the sponsor finance loan portfolio and recorded an impairment of ROU assets of $78 thousand. The impairment of the ROU asset was based on a discounted cash flow of lease payments. There were no similar impairment charges for the year ended December 31, 2025. Impairment charges are included in occupancy and equipment expenses in the consolidated statements of income.

The ROU assets, lease liabilities and supplemental information at December 31 are shown below.

(dollars in thousands)	2025	2024
Operating lease ROU assets[1]	$ 15,094	$ 14,350
Operating lease liability[1]	$ 18,936	$ 18,310
Weighted average remaining lease term, in years	4.89	4.70
Weighted average discount rate	6.3%	6.1%

(1)   Includes $7.7 million of ROU assets and $9.0 million lease liabilities obtained in connection with the Merger during the year ended December 31, 2024.

CALIFORNIA BANCORP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2025 and 2024

The Company's lease expense is recorded in occupancy and equipment expense in the consolidated statements of income. The following table presents the components of lease expense for the years ended December 31:

(dollars in thousands)		2025		2024
Lease costs:				
Operating lease	$	4,442	$	3,528
Short-term lease		97		—
Total lease costs	$	4,539	$	3,528
Other information:				
Cash paid for amounts included in lease liabilities	$	5,201	$	3,827
ROU assets obtained for new operating lease obligations	$	4,796	$	105

Lease liabilities as of December 31, 2025, mature as indicated below:

(dollars in thousands)		Amount
Twelve months ending December 31:		
2026	$	4,775
2027		4,738
2028		4,250
2029		3,182
2030		2,604
Thereafter		2,778
Total future minimum lease payments		22,327
Less: imputed interest		3,391
Present value of net future minimum lease payments	$	18,936

NOTE 7 - OTHER REAL ESTATE OWNED, NET

Real estate acquired by foreclosure or deed in lieu of foreclosure is recorded at fair value less costs to sell at the date of foreclosure, establishing a new cost basis by a charge to the ACL, if necessary. The Company had zero and $4.1 million of foreclosed assets at December 31, 2025 and 2024, respectively.

The following table presents activity with other real estate owned, net for the years ended December 31:

(dollars in thousands)		2025		2024
Balance, beginning of year	$	4,083	$	—
Loans transferred to other real estate owned		—		17,701
Valuation allowance for losses		—		(614)
Sales		(4,083)		(13,004)
Balance, end of year	$	—	$	4,083

CALIFORNIA BANCORP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2025 and 2024

The following table presents activity within the valuation allowance for other real estate owned, net for the years ended December 31:

(dollars in thousands)	2025	2024
Balance, beginning of year	$ 614	$ —
Valuation allowance for losses	—	614
Sales	(614)	—
Balance, end of year	$ —	$ 614

During the year ended December 31, 2025, the Company sold $4.1 million of OREO consisting of a multifamily property, and recognized an $862 thousand pre-tax loss. During the year ended December 31, 2025, there were no valuation allowances recorded due to a decline in the fair value of the underlying property.

During the year ended December 31, 2024, the Company foreclosed on and sold $13.0 million of OREO related to a three-property multifamily OREO, and recognized a $4.8 million pre-tax loss. Additionally, during the year ended December 31, 2024, the Company foreclosed on a multifamily nonaccrual loan of $4.7 million, that was transferred to OREO. During the year ended December 31, 2024, the Company recorded a $614 thousand valuation allowance due to a decline in the fair value of the underlying property.

NOTE 8 - GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill, the excess purchase price over the fair value of all identifiable assets and liabilities acquired, totaled $110.9 million and $111.8 million at December 31, 2025 and 2024, respectively. Goodwill is reviewed for impairment at least annually during the fourth quarter of each fiscal year. On an ongoing basis, the Company qualitatively assesses if current events or circumstances warrant the need for an interim quantitative assessment of goodwill impairment.

The Company performed a qualitative assessment for the annual impairment review as of December 31, 2025, and as a result of that assessment had determined that there has been no impairment to the goodwill.

The following table presents changes in the carrying amount of goodwill for the years ended December 31:

(dollars in thousands)	2025	2024
Beginning of the year	$ 111,787	$ 37,803
Goodwill from business combination	—	74,712
Adjustments to goodwill[1][2]	(853)	(728)
End of year	$ 110,934	$ 111,787

(1) During the year ended December 31, 2025, goodwill adjustments were related to a true-up of the low-income housing tax credit investments acquired from the Merger, offset by CALB state net operating losses that cannot be utilized post-merger and recoveries on acquired PCD loans previously charged-off prior to the Merger. These adjustments resulted in an $853 thousand decrease to goodwill.

(2) During the year ended December 31, 2024, goodwill adjustments for the Merger were related to an increase in the preliminary valuation of intangible assets, net by $300 thousand, with a net increase of $428 thousand to deferred taxes based on the change in the allocated fair value of intangible assets, net and the finalization of initial accounting for income taxes. These adjustments resulted in a $728 thousand decrease to goodwill.

CALIFORNIA BANCORP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2025 and 2024

Core deposit intangibles are amortized over remaining periods of 3.0 to 8.6 years. Trade name is amortized over a remaining period of 0.6 years. As of December 31, 2025, the weighted-average remaining amortization period for intangible assets was approximately 8.4 years.

The Company performs the annual impairment analysis for intangible assets at least annually during the fourth quarter of each fiscal year. The Company performed a qualitative assessment for potential impairment as of December 31, 2025, and as a result of that assessment had determined that there has been no impairment to intangible assets, net.

The following table presents the changes in intangibles assets, net for the years ended December 31:

(dollars in thousands)		2025		2024
Gross balance, beginning of year	$	27,138	$	4,185
Additions[1]		—		22,953
Gross balance, end of year	$	27,138	$	27,138
Accumulated amortization:				
Balance, beginning of year	$	(4,867)	$	(2,990)
Amortization[2]		(3,791)		(1,877)
Balance, end of period		(8,658)		(4,867)
Intangible assets, net, end of year	$	18,480	$	22,271

(1) Includes $22.7 million of core deposit intangibles and $300 thousand of trade name obtained in connection with the Merger during the year ended December 31, 2024.
(2) Amortization of the core deposit intangibles and trade name obtained in connection with the merger were 10 years and 2 years, respectively, for a weighted average original term of 9.9 years.

Future estimated amortization for intangible assets, net for each of the next five years is as follows:

(dollars in thousands)		Amount
2026	$	3,138
2027		2,761
2028		2,465
2029		2,160
2030		2,003
Thereafter		5,953
	$	18,480

NOTE 9 - DEPOSITS

The Company is a participant in the Certificate of Deposit Account Registry Service ("CDARS") and IntraFi Network Insured Cash Sweep ("ICS"). The Company receives an equal dollar amount of deposits ("reciprocal deposits") from other participating banks in exchange for the deposits we place into the networks to fully qualify large customer deposits for FDIC insurance. These reciprocal deposits are

CALIFORNIA BANCORP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2025 and 2024

not required to be treated as brokered deposits up to the lesser of 20% of the Bank's total liabilities or $5 billion.

As of December 31, 2025, reciprocal deposits were $743.6 million, representing 22.1% of total deposits and 21.6% of Bank's total liabilities, compared to $754.4 million, or 22.2% of total deposits and 21.8% of Bank's total liabilities at December 31, 2024. The excess over 20% increased the Bank's wholesale funding to total assets ratio and net non core funding dependence ratio. These two ratios were still within the Bank's internal policy limit. In connection with the Merger, the Company acquired $442.7 million in fair value of reciprocal deposits, of which $98.4 million was in ICS, $306.6 million in Reich & Tang Deposit Solutions ("R&T") networks and $37.7 million in CDARS. The Company no longer participated in R&T networks. These deposits were moved to ICS deposits.

Time deposits that exceeded the FDIC insurance limit of $250,000 amounted to $65.1 million and $80.6 million as of December 31, 2025 and 2024, respectively. Brokered time deposits totaled $3.8 million and $121.1 million as of December 31, 2025 and 2024, respectively.

The Company participates in a state public deposits program that allows it to receive deposits from the state or from political subdivisions within the state in amounts that would not be covered by the FDIC. This program provides a stable source of funding to the Company. As of December 31, 2025 and 2024, total collateralized deposits, including the deposits of the State of California and their public agencies, were $45.8 million and $25.1 million, respectively, and were collateralized by letters of credit issued by the FHLB under the Company's secured line of credit with the FHLB. See Note 10 – *Borrowing Arrangements* for additional information regarding the FHLB secured line of credit.

At December 31, 2025, the scheduled maturities of time deposits are as follows:

(dollars in thousands)		Amount
2026	$	126,895
2027		1,205
2028		20
2029		125
2030		1
	$	128,246

NOTE 10 - BORROWING ARRANGEMENTS

A summary of outstanding borrowings as of December 31 follows:

(dollars in thousands)		2025		2024
FHLB advances	$	—	$	—
Subordinated debt		33,832		69,725
Total borrowings	$	33,832	$	69,725

Federal Home Loan Bank Secured Line of Credit
At December 31, 2025, the Company had a secured line of credit of $814.3 million from the FHLB, of which $749.3 million was available. This secured borrowing arrangement is collateralized under a blanket lien on qualifying real estate loans and is subject to the Company providing adequate collateral and continued compliance with the Advances and Security Agreement and other eligibility requirements established by the FHLB. At December 31, 2025, the Company had pledged $2.20 billion of

CALIFORNIA BANCORP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2025 and 2024

qualifying loans with the FHLB under a blanket lien, of which an unpaid principal balance of $1.44 billion was considered as eligible collateral under this secured borrowing arrangement. In addition, at December 31, 2025, the Company used $65.0 million of its secured FHLB borrowing capacity by having the FHLB issue letters of credit to meet collateral requirements for deposits from the State of California and other public agencies.

There were no borrowings at December 31, 2025 and 2024.

Federal Reserve Bank Secured Line of Credit

At December 31, 2025, the Company had credit availability of $327.8 million at the Federal Reserve discount window to the extent of collateral pledged. At December 31, 2025, the Company had pledged debt securities with an amortized cost of $52.9 million as collateral, and qualifying loans with an unpaid principal balance of $351.7 million as collateral through the Borrower-in-Custody ("BIC") program. The Company also pledged available-for-sale debt securities with an amortized cost of $27.6 million as collateral for secured public deposits and for other purposes as required by law or contract provisions. The Company had no discount window borrowings at December 31, 2025 and 2024.

Federal Funds Unsecured Lines of Credit

At December 31, 2025, the Company had four overnight unsecured credit lines from correspondent banks totaling $90.5 million. The lines are subject to annual review. There were no outstanding borrowings under these lines at December 31, 2025 and 2024.

Revolving Line of Credit

The Company assumed a senior revolving line of credit from CALB in connection with the Merger with a commitment of $3.0 million. This facility was secured by 100% of the common stock of the Bank. This revolving line of credit's interest, due quarterly, was Prime plus 0.40% and matured in November 2024 and was not renewed. The revolving line of credit contained certain financial covenants, including but not limited to, minimum capital, classified asset, non-performing asset, primary and secondary liquidity, and debt service coverage ratios.

Fixed-to-Floating Rate Subordinated Debt

On May 28, 2020, the Company issued $18 million of 5.50% Fixed-to-Floating Rate Subordinated Debt Due 2030 (the "Notes"). The Notes mature March 25, 2030 and accrue interest at a fixed rate of 5.50% through the fixed-rate period to March 26, 2025, after which interest accrues at a floating rate of 90-day Secured Overnight Financing Rate ("SOFR") plus 3.50%, until maturity, unless redeemed early, at the Company's option, after the end of the fixed-rate period. Issuance costs of $475 thousand were incurred and are being amortized over the first 5-year fixed term of the Notes; unamortized issuance costs at December 31, 2025 and 2024, were zero and $40 thousand, respectively. The net unamortized issuance costs was netted against the balance and recorded in borrowings in the consolidated balance sheets. The amortization expense was recorded in interest expense in the consolidated statements of income. During the second quarter of 2025, the Company redeemed all $18 million of the subordinated debt at par value.

In connection with the Merger, the Company assumed $20 million in subordinated debt, with a fixed interest rate of 5.00% and a stated maturity of September 30, 2030. Beginning September 30, 2025, the interest rate changes to a quarterly variable rate equal to the then current 90-day SOFR plus 4.88%, until maturity, unless redeemed early, at the Company's option, after the end of the fixed-rate period. The

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CALIFORNIA BANCORP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2025 and 2024

subordinated debt was initially recognized with a fair value discount of $794 thousand. At December 31, 2025 and 2024, the net unamortized fair value discount was zero and $509 thousand, respectively. The net unamortized fair value discount was netted against the balance and recorded in borrowings in the consolidated balance sheets. The amortization of the fair value discount was recorded in interest expense in the consolidated statements of income. During the third quarter of 2025, the Company redeemed all $20 million of the subordinated debt at par value.

In addition and in connection with the Merger, the Company assumed an additional $35 million in subordinated debt, with a fixed interest rate of 3.50% and a stated maturity of September 1, 2031. Beginning August 17, 2026, the interest rate changes to a quarterly variable rate equal to the then current 90-day SOFR plus 2.86%, until maturity, unless redeemed early, at the Company's option, after the end of the fixed-rate period. The subordinated debt was initially recognized with a fair value discount of $3.4 million. At December 31, 2025 and 2024, the net unamortized fair value discount was $1.2 million and $2.7 million, respectively. The net unamortized fair value discount is netted against the balance and recorded in borrowings in the consolidated balance sheets. The amortization of the fair value discount is recorded in interest expense in the consolidated statements of income. At December 31, 2025, the Company was in compliance with all covenants and terms of these notes.

NOTE 11 - INCOME TAXES

The Company does not have pretax income from continuing foreign operations or foreign tax expense during the years ended December 31, 2025 and 2024. The income tax expense for the years ended December 31, is comprised of the following:

(dollars in thousands)	2025	2024
Current tax expense:		
Federal	$ 8,648	$ 1,290
State	4,769	1,966
Total current tax expense	13,417	3,256
Deferred tax expense (benefit):		
Federal	6,997	497
State	4,485	(923)
Total deferred tax expense (benefit)	11,482	(426)
Total income tax expense	$ 24,899	$ 2,830

The following table presents cash payments for income taxes, net of refunds received, buy jurisdiction for the years ended December 31:

(dollars in thousands)	2025	2024
Federal	$ 4,253	$ 2,720
State:		
California	5,480	166
Other states[1]	46	—
	$ 9,779	$ 2,886

CALIFORNIA BANCORP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2025 and 2024

(1) *Represents states that individually accounted for less than 5% of the total taxes paid, net of refunds received.*

A comparison of the federal statutory income tax rates to the Company's effective income tax rates at December 31 follows:

(dollars in thousands)	2025		2024	
	Amount	Rate	Amount	Rate
Statutory federal income tax provision	$ 18,471	21.0 %	$ 1,735	21.0 %
State taxes[1]	7,310	8.3 %	824	10.0 %
Tax credits:				
Net expense (benefit) related to tax credit equity investment	(516)	(0.6)%	21	0.3 %
Nontaxable or nondeductible items:				
Bank owned life insurance	(490)	(0.6)%	(367)	(4.4)%
Tax exempt interest income	(94)	(0.1)%	(218)	(2.6)%
Excess executive compensation	378	0.4 %	533	6.4 %
Merger expenses	—	— %	374	4.5 %
Other	152	0.2 %	100	1.1 %
Other adjustments:				
Employee stock-based compensation	(307)	(0.3)%	(103)	(1.3)%
Other	(5)	— %	(69)	(0.8)%
	$ 24,899	28.3 %	$ 2,830	34.2 %

(1) *State taxes in California made up the majority (greater than 50%) of the tax effect in this category.*

The Company is subject to federal income and California franchise tax, as well as various immaterial states taxes. Income tax returns for the years ended after December 31, 2021 are open to audit by federal authorities and income tax returns for the years ending after December 31, 2020 are open to audit by California authorities. Other states vary, but generally income tax returns for the years ending after December 31, 2020 are subject to examination by those state authorities. There were no interest and penalties related to unrecognized tax benefits in income tax expense at December 31, 2025 and 2024. The total amount of unrecognized tax benefits was zero at December 31, 2025 and 2024.

Deferred taxes are a result of differences between income tax accounting and generally accepted accounting principles with respect to income and expense recognition. At December 31, 2025 and 2024, after considering all available positive and negative evidence, management concluded that a valuation allowance against deferred tax assets was not necessary because it is more likely than not that these tax benefits will be fully realized in future periods. The following is a summary of the components of the net deferred tax asset accounts recognized in the accompanying consolidated balance sheets at December 31:

(dollars in thousands)	2025	2024
Deferred tax assets:		
Allowance for loan losses	$ 9,895	$ 14,860
Organizational expenses	89	102
Stock-based compensation	1,383	1,626
Fair value adjustment on acquired loans	8,894	16,833
Net operating loss carryforward	8,050	8,939
Accrued expenses	1,882	1,253
Deferred compensation	2,165	1,997
California franchise tax	1,004	412

CALIFORNIA BANCORP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2025 and 2024

(dollars in thousands)	**2025**	**2024**
Depreciation differences	47	297
Operating Lease liabilities	5,455	5,384
Unrealized loss on securities available for sale	680	2,787
Other	1,045	1,535
Total deferred tax assets	40,589	56,025
Deferred tax liabilities:		
Deferred loan costs	(1,236)	(1,169)
Core deposit intangibles	(5,589)	(6,790)
Right of use asset	(4,348)	(4,219)
Other	(375)	(720)
Total deferred tax liabilities	(11,548)	(12,898)
Net deferred tax assets	$ 29,041	$ 43,127

Section 382 of the Internal Revenue Code imposes an annual limitation on a corporation's ability to use any net unrealized built-in losses and other tax attributes, such as net operating loss and tax credit carryforwards, when it undergoes a greater than 50% ownership change over a designated testing period not to exceed three years. Deferred tax assets are recognized for net operating losses because the benefit is more likely than not to be realized.

On June 29, 2020, California Assembly Bill 85 (A.B. 85) was signed into law. A.B. 85 suspends the use of the net operating loss ("NOL") for the 2020, 2021, and 2022 tax years. For NOL incurred in tax years before 2020 for which a deduction is denied, the carryover period is extended by three years. On February 9, 2022, Senate Bill 113 ("S.B. 113") S.B. 113 was signed into law, and among other changes, S.B. 113 reinstates the California NOL deductions for tax years beginning in 2022, in effect shortening the suspension period for NOL deductions from A.B. 85 by one year. On June 27, 2024, Senate Bill 167 ("S.B. 167") was signed into law. S.B. 167 suspends the use of the net operating loss ("NOL") for the 2024, 2025, and 2026 tax years. S.B. 167 includes an extended carryover period for the suspended NOLs with an additional year carryforward for each year of suspension.

As a result of the acquisition of CalWest in 2020, the Company has federal and California Section 382 limited net operating loss carryforwards of approximately $3.9 million and $5.4 million at December 31, 2025, which are scheduled to begin expiring in 2030 for federal and 2034 for California. The federal and California net operating loss carryforwards are subject to annual limitations of $381 thousand each year.

As a result of the merger with CALB completed in 2024, the Company has federal and California Section 382 limited net operating loss carryforwards of approximately $20.8 million and $28.1 million at December 31, 2025. The federal and California net operating loss carryforwards are subject to annual limitations of $7.8 million each year. Other state acquired net operating losses are immaterial to the consolidated financial statements at December 31, 2025. The Company expects to fully utilize the recorded federal, California, and other state net operating loss carryforwards before they expire.

CALIFORNIA BANCORP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2025 and 2024

NOTE 12 - EARNINGS PER SHARE ("EPS")

The following is a reconciliation of net income and shares outstanding to the income and number of shares used to compute EPS:

(dollars in thousands, except share and per share data)		2025		2024
Net income	$	63,058	$	5,433
Weighted average common shares outstanding - basic		32,391,016		24,247,064
Dilutive effect of outstanding:				
Stock options and unvested stock grants[1]		355,094		376,333
Weighted average common shares outstanding - diluted		32,746,110		24,623,397
Earnings per common share - basic	$	1.95	$	0.22
Earnings per common share - diluted	$	1.93	$	0.22

(1) The dilutive effect of stock options and unvested stock grants is determined using the treasury method.

For the years ended December 31, 2025 and 2024, there were 5,328 and 97,211 restricted stock units and zero and 1,989 stock options, respectively, that were not included in the computation of diluted earnings per share, because they were anti-dilutive.

NOTE 13 - RELATED PARTY TRANSACTIONS

In the ordinary course of business, the Company has granted loans to certain directors, their related interests with which they are associated, and beneficial owners with more than 5% of any class of voting securities.

The balance of these loans outstanding and activity in related party loans for the periods ended December 31, 2025 and 2024 follows:

(dollars in thousands)		2025		2024
Balance at beginning of year	$	27,734	$	5,928
Assumed in the Merger		—		22,523
Payoffs		(1,553)		—
Repayments		(1,738)		(717)
Balance at end of year	$	24,443	$	27,734

Directors and related interests deposits at December 31, 2025 and 2024, amounted to approximately $37.5 million and $62.9 million, respectively.

The Company leases its Ramona branch office from a beneficial owner who holds more than 5% of any class of the Company's voting securities and is a former member of the Company's Board of Directors under an operating lease expiring in 2027 on terms considered to be prevailing in the market at the time of the lease. Total lease expense for each of 2025 and 2024 was $44 thousand and $44 thousand and future minimum lease payments under the lease were $62 thousand as of December 31, 2025.

CALIFORNIA BANCORP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2025 and 2024

In April 2022, the holding company entered into an investment commitment for $2.0 million with the Castle Creek Launchpad Fund I ("Launchpad"). A director of the Company is a member of the Investment Committee for Launchpad. At December 31, 2025 and 2024, total capital contributions to this investment were $1.5 million and $1.2 million, respectively.

NOTE 14 - COMMITMENTS AND CONTINGENCIES

In the ordinary course of business, the Company enters into financial commitments to meet the financing needs of its customers. These financial commitments include commitments to extend credit and standby letters of credit. Those instruments involve to varying degrees, elements of credit and interest rate risk not recognized in the Company's financial statements.

Commitments to extend credit are agreements to lend to a client as long as there is no violation of any condition established in the contract. Since many of the commitments are expected to expire without being drawn upon, the total amounts do not necessarily represent future cash requirements. The Company evaluates each client's credit worthiness on a case-by-case basis. Collateral may or may not be required based on management's credit evaluation of the customer. The majority of the Company's commitments to extend credit and standby letters of credit are secured by real estate.

The Company's exposure to loan loss in the event of nonperformance on commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments as it does for loans reflected in the consolidated financial statements.

The Company had the following outstanding financial commitments whose contractual amount represents potential credit risk at December 31:

(dollars in thousands)	2025	2024
Commitments to extend credit	$ 877,525	$ 925,076
Letters of credit issued to customers	23,589	16,147
Commitments to contribute capital to other equity investments	7,859	5,914
	$ 908,973	$ 947,137

The Company entered into Supplemental Executive Retirement Plan ("SERP") agreements to provide a 10-year benefit to certain key officers upon their retirement. Under these agreements, annual benefits range from $20 thousand to $75 thousand. In connection with the Merger, the Company assumed all SERP agreements from CALB, under the same terms and conditions, with the exception of the Chief Executive Officer whose maximum "targeted benefit amount" increased from 25% to 30% of the average of his three highest calendar years of base salary as part of his employment agreement with the Company. In connection with the retirement of the Company's former CEO and the related Transition and Separation Agreement, $336 thousand benefits under the SERP were accelerated on December 31, 2025, resulting in a total SERP liability of $2.1 million.The estimated present value of future benefits to be paid is being accrued over the period from the effective date of the agreements until the expected retirement dates of the participants. The expense incurred for these agreements in 2025 and 2024 was $1.3 million and $746 thousand, respectively. The Company is a beneficiary of life insurance policies that have been purchased as a method of financing the obligated benefits under these agreements.

In the normal course of business, the Company is named or threatened to be named as a defendant in various legal actions. The ultimate outcome with respect to these legal matters and claims cannot be determined. At this time, the Company believes that liability, if any, is not likely to be material to the consolidated balance sheets or consolidated statements of income.

CALIFORNIA BANCORP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2025 and 2024

NOTE 15 - STOCK-BASED COMPENSATION PLAN

In contemplation of the holding company reorganization, in November 2019 the Company's Board of Directors adopted the Southern California Bancorp 2019 Omnibus Equity Incentive Plan (the "2019 Plan"). The 2019 Plan was approved by shareholders in April 2020 with a maximum number of shares of common stock that may be issued or paid out under the plan of 2,200,000. In addition, upon the completion of the bank holding company reorganization in 2020, the Bank's 2001 Stock Option Plan and 2011 Omnibus Equity Incentive Plan were terminated and all outstanding and unexpired stock options and all shares of restricted stock outstanding under the terminated plans became equivalent awards of the Company under the 2019 Plan.

In October 2020, the maximum number of shares under the 2019 Plan was increased by 300,000 to 2,500,000. In June 2021, the maximum number of shares under the 2019 Plan was increased by 900,000 to 3,400,000.

In addition, the 2019 Plan permits the Company to grant additional stock options and restricted share units. The Plan provides for the granting to eligible participants such incentive awards as the Board of Directors or a committee established by the Board, in its sole discretion, to administer the Plan. The Board has the power to determine the terms of the awards, including the exercise price, the number of shares subject to each award, the vesting and exercisability of the awards and the form of consideration payable upon exercise. Stock options expire no later than ten years from the date of the grant. The 2019 Plan provides for accelerated vesting if there is a change of control, as defined in the Plan. Restricted stock units generally vest over a period of one to five years.

Future levels of compensation cost recognized related to stock-based compensation awards may be impacted by new awards and/or modifications, repurchases and cancellations of existing awards. Under the terms of the 2019 Plan, vested options generally expire ninety days after the director or employee terminates their service affiliation with the Company.

In connection with the Merger, each of the 185,878 outstanding, unvested restricted stock units granted to the continuing directors, executives and employees under CALB's Amended and Restated 2017 Equity Incentive Plan were converted into 295,512 unvested restricted stock units of the Company. Each such converted restricted stock unit award continues to be subject to the same terms and conditions as were applicable to the corresponding CALB restricted stock unit award immediately prior to the Merger. The weighted average remaining term on these assumed restricted stock units was 4.0 years, ranging from two months to 5.0 years. All outstanding unvested CALB restricted stock units of 77,436 shares in aggregate that were held by employees who are not continuing directors, executives and employees were accelerated and became fully vested and converted automatically into the right to receive approximately 82,364 shares of the Company's common stock after 25,635 of CALB shares were surrendered by certain executives and employees to pay for taxes at the effective time of the Merger.

For the year ended December 31, 2025, total stock-based compensation cost related to stock options and restricted shares units was $5.8 million. For the year ended December 31, 2024, total stock-based compensation cost related to stock options and restricted shares units was $6.2 million. Included in this amount was $1.1 million related to the acceleration of vesting for replacement awards issued in connection with the Merger to non-continuing directors, executives and employees.

Stock Options

As of December 31, 2025, there was $9 thousand of total unrecognized compensation cost related to the outstanding stock options to be recognized over a period of 0.9 years. There were 18,013 and 112,275 stock options exercised with the intrinsic value of $146 thousand and $788 thousand in 2025 and

CALIFORNIA BANCORP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2025 and 2024

2024, respectively. There were approximately $406 thousand in related tax benefits for the disqualifying disposition of incentive stock options ("ISO") exercised for the year ended December 31, 2025. There were $72 thousand related tax expense for non-qualified stock option exercised for the year ended December 31, 2024. There were no disqualifying disposition of ISO exercised during the year ended December 31, 2024.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model. There were no options granted during the years ended December 31, 2025 and 2024.

A summary of changes in outstanding stock options during the years ended December 31, 2025 and 2024 are presented below:

(dollars in thousands, except share data)	Shares		Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value	
December 31, 2025						
Outstanding at beginning of year	136,888	$	9.64			
Granted	—	$	—			
Exercised	(18,013)	$	7.34			
Expired	—	$	—			
Forfeited	—	$	—			
Outstanding at end of year	118,875	$	9.98	2.0 Years	$	1,033
Options exercisable	117,325	$	9.97	2.0 Years	$	1,021

(dollars in thousands, except share data)	Shares		Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value	
December 31, 2024						
Outstanding at beginning of year	272,813	$	9.30			
Granted	—	$	—			
Exercised	(112,275)	$	8.47			
Expired	(750)	$	5.93			
Forfeited	(22,900)	$	11.48			
Outstanding at end of year	136,888	$	9.64	2.8 Years	$	945
Options exercisable	132,388	$	9.61	2.7 Years	$	918

Table of Contents

CALIFORNIA BANCORP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2025 and 2024

Restricted Stock Units

A summary of the changes in outstanding unvested restricted stock units during the years ended December 31, 2025 and 2024 is presented below:

December 31, 2025	Restricted Shares		Weighted Average Grant Date Fair Value
Unvested at beginning of year	1,048,899	$	14.73
Granted	201,139	$	15.71
Vested	(503,406)	$	13.92
Forfeited	(32,727)	$	16.12
Unvested at end of year	713,905	$	15.51

December 31, 2024	Restricted Shares		Weighted Average Grant Date Fair Value
Unvested at beginning of year	637,899	$	13.11
Granted[1]	958,016	$	15.49
Vested[2]	(430,179)	$	13.78
Forfeited	(116,837)	$	15.69
Unvested at end of year	1,048,899	$	14.73

(1) Includes 418,634 shares granted as replacement awards to continuing and non-continuing directors, executives and employees in connection with the Merger for the year ended December 31, 2024. The fair value of these replacement awards attributable to post-combination vesting a) will be recognized over the remaining vesting period for continuing directors, executives and employees and b) was immediately recognized for non-continuing directors, executives and employees as components of compensation expense.

(2) Includes the discretionary vesting of 123,123 replacement awards issued in connection with the Merger for non-continuing directors, executives and employees for the year ended December 31, 2024.

As of December 31, 2025, there was $7.7 million of total unrecognized compensation expense related to the outstanding restricted stock units that will be recognized over the weighted-average period of 2.7 years. The total grant date fair value of restricted stock units vested during 2025 and 2024 was $7.0 million and $5.9 million, respectively. Related tax benefits were approximately $19 thousand and $307 thousand for the years ended December 31, 2025 and 2024, respectively.

NOTE 16 - SHAREHOLDERS' EQUITY

Common Stock Repurchase Plan

On June 14, 2023, the Company announced an authorized share repurchase plan, providing for the repurchase of up to 550,000 shares of the Company's outstanding common stock, or approximately 3% of its then outstanding shares. On May 1, 2025 the Company announced an increase in the number of shares authorized for repurchase to up to 1,600,000 shares. Repurchases under the program may occur from time to time in open market transactions, in privately negotiated transactions, or by other means in

CALIFORNIA BANCORP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2025 and 2024

accordance with federal securities laws and other restrictions. The Company intends to fund its repurchases from available working capital and cash provided by operating activities. The timing of repurchases, as well as the number of shares repurchased, will depend on a variety of factors, including price; trading volume; business, economic and general market conditions; and the terms of any Rule 10b5-1 plan adopted by the Company. The repurchase program has no expiration date and may be suspended, modified, or terminated at any time without prior notice.

There were 211,928 shares repurchased at a weighted average market price of $15.89 and a total cost of $3.4 million under this share repurchase plan during the year ended December 31, 2025. The remaining maximum number of shares authorized to be repurchased under this program was 1,388,072 shares at December 31, 2025.

During the third quarter of 2024, the Company issued 13,579,454 shares of common stock, including net shares for the settlement of accelerated restricted stock units, in connection with the Merger (refer to Note 2 - *Business Combinations* for additional information).

NOTE 17 - REGULATORY MATTERS

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Prior to the merger with CALB during the third quarter of 2024, the Company qualified for treatment under the Small Bank Holding Company Policy Statement (Regulation Y, Appendix C) and, therefore, was not subject to consolidated capital rules at the bank holding company level. Beginning in the third quarter of 2024, the Company became subject to the consolidated capital rules at the bank holding company level.

Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and Bank must meet specific capital guidelines that involve quantitative measures of their respective assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. These capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. The Company and Bank also elected to exclude the effects of credit loss accounting under CECL from common equity Tier 1 capital ratio for a three-year transitional period.

For a bank holding company and bank to be considered to be "adequately capitalized" it is required to maintain a minimum total capital ratio of 8.0%, a minimum Tier 1 capital ratio of 6.0%, a minimum common equity Tier 1 capital ratio of 4.5%, and a minimum leverage ratio of 4.0%. For a holding company and bank considered to be "well capitalized," it must maintain a minimum total capital ratio of 10.0%, a minimum Tier 1 capital ratio of 8.0%, a minimum common equity Tier 1 capital ratio of 6.5%, and a minimum leverage ratio of 5.0%. As of December 31, 2025 and 2024, the Company's and the Bank's regulatory capital ratios exceeded the regulatory capital requirements to be considered "well capitalized" under the regulatory framework for prompt corrective action ("PCA"). Management believes, as of December 31, 2025 and 2024, that the Company and the Bank met all capital adequacy requirements to which we are subject.

Basel III, the comprehensive regulatory capital rules for U.S. banking organizations, requires all banking organizations to maintain a capital conservation buffer above the minimum risk-based capital requirements in order to avoid certain limitations on capital distributions, stock repurchases and discretionary bonus payments to executive officers. The capital conservation buffer is exclusively comprised of common equity Tier 1 capital, and it applies to each of the three risk-based capital ratios but not to the leverage ratio. Effective January 1, 2019, the capital conservation buffer increased by 0.625% to its fully phased-in 2.5%, such that the common equity Tier 1, Tier 1 and total capital ratio minimums

Table of Contents
CALIFORNIA BANCORP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2025 and 2024

inclusive of the capital conservation buffers were 7.0%, 8.5%, and 10.5% at December 31, 2025. At December 31, 2025, the Company and the Bank were in compliance with the capital conservation buffer requirements. To be categorized as "well-capitalized," the Company and the Bank must maintain minimum ratios as set forth in the table below.

The following table also sets forth the Bank's actual capital amounts and ratios:

			Amount of Capital Required			
			To be Adequately Capitalized		To be Well-Capitalized under PCA Provisions	
(dollars in thousands)	Actual Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2025:						
California BanCorp:						
Total Capital (to Risk-Weighted Assets)	$ 519,772	14.86%	$ 279,836	8.0%	N/A	N/A
Tier 1 Capital (to Risk-Weighted Assets)	451,511	12.91%	209,877	6.0%	N/A	N/A
CET1 Capital (to Risk-Weighted Assets)	451,511	12.91%	157,408	4.5%	N/A	N/A
Tier 1 Capital (to Average Assets)	451,511	11.27%	160,304	4.0%	N/A	N/A
California Bank of Commerce, N.A.:						
Total Capital (to Risk-Weighted Assets)	$ 497,919	14.24%	$ 279,707	8.0%	$ 349,634	10.0%
Tier 1 Capital (to Risk-Weighted Assets)	463,490	13.26%	209,780	6.0%	279,707	8.0%
CET1 Capital (to Risk-Weighted Assets)	463,490	13.26%	157,335	4.5%	227,262	6.5%
Tier 1 Capital (to Average Assets)	463,490	11.57%	160,210	4.0%	200,262	5.0%
As of December 31, 2024:						
California BanCorp:						
Total Capital (to Risk-Weighted Assets)	$ 496,912	13.67%	$ 290,897	8.0%	N/A	N/A
Tier 1 Capital (to Risk-Weighted Assets)	$ 385,354	10.60%	$ 218,173	6.0%	N/A	N/A
CET1 Capital (to Risk-Weighted Assets)	$ 385,354	10.60%	$ 163,630	4.5%	N/A	N/A
Tier 1 Capital (to Average Assets)	$ 385,354	9.53%	$ 161,710	4.0%	N/A	N/A
California Bank of Commerce, N.A.:						
Total Capital (to Risk-Weighted Assets)	$ 492,433	13.55%	$ 290,753	8.0%	$ 363,441	10.0%
Tier 1 Capital (to Risk-Weighted Assets)	450,600	12.40%	218,065	6.0%	290,753	8.0%
CET1 Capital (to Risk-Weighted Assets)	450,600	12.40%	163,548	4.5%	236,237	6.5%
Tier 1 Capital (to Average Assets)	450,600	11.15%	161,689	4.0%	202,111	5.0%

The primary source of funds for the Company is dividends from the Bank. During the years ended December 31, 2025 and 2024, dividends paid by the Bank to the Company were $60.0 million and zero, respectively. Under federal law, the Bank may not declare a dividend in excess of its undivided profits and, absent the approval of the OCC, the Bank's primary banking regulator, if the total amount of dividends declared by the Bank in any calendar year exceeds the total of the Bank's retained net income of that current period, year to date, combined with its retained net income for the preceding two years. The Bank is also prohibited from declaring or paying any dividend if, after making the dividend, the Bank would be considered "undercapitalized" (as defined by reference to other OCC regulations). Federal bank

CALIFORNIA BANCORP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2025 and 2024

regulatory agencies have authority to prohibit banking institutions from paying dividends if those agencies determine that, based on the financial condition of the bank, such payment will constitute an unsafe or unsound practice.

The Federal Reserve limits the amount of dividends that bank holding companies may pay on common stock to income available over the past year, and only if prospective earnings retention is consistent with the organization's expected future needs and financial condition. It is also the Federal Reserve's policy that bank holding companies should not maintain dividend levels that undermine their ability to be a source of strength to its banking subsidiaries. Additionally, in consideration of the current financial and economic environment, the Federal Reserve has indicated that bank holding companies should carefully review their dividend policies.

NOTE 18 - FAIR VALUE

The fair value of a financial instrument is the amount at which the asset or obligation could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Fair value estimates are made at a specific point in time based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the entire holdings of a particular financial instrument. Because no market value exists for a significant portion of the financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature, involve uncertainties and matters of judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

ASC Topic 820, Fair Value Measurements and Disclosures, establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The guidance describes three levels of inputs that may be used to measure fair value:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a Company's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Fair value of financial instruments

Fair value estimates are based on financial instruments both on and off the balance sheet without attempting to estimate the value of anticipated future business, and the value of assets and liabilities that are not considered financial instruments. Additionally, tax consequences related to the realization of the unrealized gains and losses can have a potential effect on fair value estimates and have not been considered in many of the estimates. The following methods and assumptions were used to estimate the fair value of significant financial instruments:

<u>Cash and Due from Banks</u>: The carrying amounts of cash and short-term instruments approximate fair values because of the liquidity of these instruments.

CALIFORNIA BANCORP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2025 and 2024

Federal Funds Sold and Interest-Bearing Balances: The carrying amount is assumed to be the fair value given the short-term nature of these deposits.

Debt Securities Held to Maturity and Available for Sale: The fair values of securities held to maturity and available for sale are determined by obtaining quoted prices on nationally recognized securities exchanges or matrix pricing, which is a mathematical technique used widely in the industry to value debt securities without relying exclusively on quoted prices for specific securities but rather by relying on the securities' relationship to other benchmark quoted securities.

Loans Held for Sale: The fair value of loans held-for-sale is based on commitments outstanding from investors as well as what secondary market investors are currently offering for portfolios with similar characteristics.

Loans Held for Investment, net: The fair value of loans, which is based on an exit price notion, is generally determined using an income based approach based on discounted cash flow analysis. This approach utilizes the contractual maturity of the loans and market indications of interest rates, prepayment speeds, defaults and credit risk in determining fair value. The fair value for PCD loans incorporated market-based loss rates used to estimated expected life of loan credit losses. The noncredit discount resulting from the acquired PCD loans was allocated to each individual asset. If an individually evaluated loan has had a charge-off or if the fair value of the collateral is less than the recorded investment in the loan, we establish a specific reserve and report the loan as nonrecurring Level 3. Loans not requiring an allowance represent loans for which the fair value of the expected repayments or collateral exceed the recorded investments in such loans. For the fair value of collateral-dependent individually evaluated loans, an asset-based approach is applied to determine the estimated fair values of the underlying collateral based on recent real estate appraisals, less costs to sell. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. New appraisals in certain circumstances, including when there has been significant deterioration in the condition of the collateral, if the foreclosure process has begun, or if the existing valuation is deemed to be outdated. Adjustments are routinely made in the appraisal process by the appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are usually significant and typically result in a Level 3 classification of the inputs for determining fair value.

Restricted Stock Investments: Investments in FHLB and Federal Reserve stocks are recorded at cost and measured for impairment. Ownership of FHLB and Federal Reserve stocks are restricted to member banks and the securities do not have a readily determinable market value. Purchases and sales of these securities are at par value with the issuer. The fair value of investments in FHLB and Federal Reserve stock is equal to the carrying amount.

Other Equity Securities: The fair value of equity securities is based on quoted prices in active markets for identical assets to determine the fair value. If quoted prices are not available to determine fair value, the Company estimates the fair values by using independent pricing models, quoted prices of securities with similar characteristics, or discounted cash flows.

Other Real Estate Owned: Nonrecurring adjustments to certain commercial and residential real estate properties classified as OREO are measured at the lower of the carrying amount or fair value, less costs to sell. The fair value of OREO is generally based on recent real estate appraisals or broker opinions, obtained from independent third parties, which are frequently adjusted by management to reflect current conditions and estimated selling costs.

Accrued Interest Receivable: The fair value of accrued interest receivable approximates their carrying amounts.

Deposits: The fair values disclosed for demand deposits, including interest and non-interest demand accounts, savings, and certain types of money market accounts are, by definition based on

CALIFORNIA BANCORP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2025 and 2024

carrying value. Fair value for fixed-rate certificates of deposit is estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregate expected monthly maturities on time deposits. Early withdrawal of fixed-rate certificates of deposit is not expected to be significant.

    Borrowings: The fair value of fixed-rated term borrowings is estimated using a discounted cash flow through the remaining maturity dates based on the current borrowing rates for similar types of borrowing arrangements. The fair values of subordinated debt and notes are based on rates currently available to the Company for debt with similar terms and remaining maturities.

    Accrued Interest Payable: The fair value of accrued interest payable approximates the carrying amounts.

    Off-Balance Sheet Financial Instruments: The fair value of commitments to extend credit and standby letters of credit is estimated using the fees currently charged to enter into similar agreements. The fair value of these financial instruments is not material.

    The estimated fair value hierarchy level and estimated fair value of financial instruments at December 31, 2025 and 2024, is summarized as follows:

		2025		2024	
			Estimated		Estimated
	Fair Value	Carrying	Fair	Carrying	Fair
(dollars in thousands)	Hierarchy	Value	Value	Value	Value
Financial assets:					
Cash and due from banks	Level 1	$ 52,013	$ 52,013	$ 60,471	$ 60,471
Federal funds and interest-bearing balances	Level 1	347,900	347,900	327,691	327,691
Debt securities available for sale	Level 1/2	234,890	234,890	142,001	142,001
Debt securities held to maturity	Level 2	52,936	49,308	53,280	47,823
Loans held for sale	Level 2	25,105	25,566	17,180	17,855
Loans held for investment, net	Level 3	2,999,539	3,000,768	3,088,625	3,080,175
Restricted stock, at cost	Level 2	30,932	30,932	30,829	30,829
Other equity securities	Level 2	14,760	14,760	13,691	13,691
Accrued interest receivable	Level 2	11,115	11,115	12,824	12,824
Financial liabilities:					
Deposits	Level 2	3,370,581	3,370,456	3,398,760	3,398,447
Borrowings	Level 2	33,832	34,149	69,725	69,876
Accrued interest payable	Level 2	679	679	4,342	4,342

CALIFORNIA BANCORP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2025 and 2024

Recurring fair value measurements

The following table provides the hierarchy and fair value for each major category of assets and liabilities measured at fair value on a recurring basis at December 31, 2025 and 2024:

(dollars in thousands)	Recurring Fair Value Measurements			
	Level 1	Level 2	Level 3	Total
December 31, 2025				
Securities available for sale:				
U.S. government and agency and government sponsored enterprise securities:				
Mortgage-backed securities	$ —	$ 161,016	$ —	$ 161,016
SBA securities	—	3,816	—	3,816
U.S. Treasury	2,472	—	—	2,472
U.S. Agency	—	1,793	—	1,793
Collateralized mortgage obligations	—	64,855	—	64,855
Taxable municipals	—	938	—	938
	$ 2,472	$ 232,418	$ —	$ 234,890
December 31, 2024				
Securities available for sale:				
U.S. government and agency and government sponsored enterprise securities:				
Mortgage-backed securities	$ —	$ 83,274	$ —	$ 83,274
SBA securities	—	5,333	—	5,333
U.S. Treasury	12,326	—	—	12,326
U.S. Agency	—	1,670	—	1,670
Collateralized mortgage obligations	—	37,663	—	37,663
Taxable municipals	—	909	—	909
Tax exempt bank-qualified municipals	—	826	—	826
	$ 12,326	$ 129,675	$ —	$ 142,001

Nonrecurring fair value measurements

The Company may also be required, from time to time, to measure certain other assets and liabilities on a nonrecurring basis in accordance with generally accepted accounting principles.

Collateral-dependent loans. For the valuation of the collateral-dependent loans, the Company relies primarily on third-party valuation information from certified appraisers and values are generally based upon recent appraisals of the underlying collateral, brokers' opinions based upon recent sales of comparable properties, estimated equipment auction or liquidation values, income capitalization, or a combination of income capitalization and comparable sales. Depending on the type of underlying collateral, valuations may be adjusted by management for qualitative factors such as economic factors and estimated liquidation expenses. The range of these possible adjustments may vary.

At December 31, 2025, the Company's individual evaluated collateral-dependent loans were evaluated based on the estimated fair value of the underlying collateral from the Company's internal reviews, including reviews of the most recent appraisals and the current sale market condition. There

CALIFORNIA BANCORP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2025 and 2024

were $83 thousand partial charge-offs on certain individually evaluated loans based on recent real estate or property appraisals and $373 thousand related reserves were recorded during the year ended December 31, 2025.

At December 31, 2024, the Company took a partial charge-off of $967 thousand on the individually evaluated loans in 2024.

Other real estate owned, net. Subsequent to foreclosure, it may be necessary to record nonrecurring fair value adjustments for declines in fair value of OREO. Fair value, when recorded, is determined based on appraisals by qualified licensed appraisers and adjusted for management's estimates of costs to sell. Accordingly, values for OREO are classified as Level 3.

The following tables summarize the fair value of assets and liabilities measured at fair value on a nonrecurring basis as of December 31, 2025.

| | | Fair Value Measurement Level | | |
| | | Quoted Prices in Active Markets for | Significant Other | Significant Unobservable |
(dollars in thousands)	Fair Value	Identical Assets (Level 1)	Observable Inputs (Level 2)	Inputs (Level 3)
December 31, 2025				
Collateral dependent loans [1]:				
Construction and Land	$ 13,908	$ —	$ —	$ 13,908
1-4 Family Residential	—	—	—	—
Multifamily Residential	—	—	—	—
Commercial real estate and other	—	—	—	—
Commercial and industrial	—	—	—	—
Total collateral dependent loans	$ 13,908	$ —	$ —	$ 13,908
December 31, 2024				
Collateral dependent loans [1]:				
Construction and Land	$ 9,708	$ —	$ —	$ 9,708
1-4 Family Residential	4,191	—	—	4,191
Commercial real estate and other	14,316	—	—	14,316
Commercial and industrial	6,476	—	—	6,476
Total collateral dependent loans	$ 34,691	$ —	$ —	$ 34,691
Foreclosed assets:				
Other real estate owned, net	$ 4,083	$ —	$ —	$ 4,083

(1) *Collateral-dependent loans whose fair value is based upon appraisals.*

CALIFORNIA BANCORP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2025 and 2024

Quantitative information about Level 3 fair value measurements measured on a non-recurring basis are summarized below as of December 31, 2025. The balance as of December 31, 2024 included $20.8 million in PCD loans.

(dollars in thousands)	Asset Fair Value	Valuation Technique	Unobservable Input	Range % (Weighted Average)
December 31, 2025				
Collateral dependent loans				
Construction and Land	$ 9,281	Fair value of property	Cost to sell	7.19% – 7.19% (7.19%)
	4,627	Fair value of land	Cost to sell	7.64% - 7.64% (7.64%)
Total collateral dependent loans	$ 13,908			
December 31, 2024				
Collateral dependent loans				
Construction and Land	$ 9,708	Fair value of property	Cost to sell	7.50%-7.50% (7.50%)
1-4 Family Residential	4,191	Fair value of property	Cost to sell	7.50%-7.50% (7.50%)
Commercial real estate and other	14,316	Fair value of property	Discount to appraised values	18.13%-30.00% (19.70%)
			Costs to sell	7.50%-7.50% (7.50%)
	14,316			
Commercial and industrial	5,582	Fair value of collateral	Discount to appraised values	20.00%-60.00% (27.37%)
			Costs to sell	7.50%-7.50% (7.50%)
	894	Fair value of property	Costs to sell	8.00%-10.00% (8.62%)
	6,476			
Total collateral dependent loans	$ 34,691			
Other real estate owned, net	$ 4,083	Market approach	Cost to sell	7.50%-7.50% (7.50%)

NOTE 19 - CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY ONLY

California BanCorp was organized in 2020 to serve as the holding company for California Bank of Commerce, N.A., its wholly owned subsidiary. The earnings of the subsidiary are recognized using the equity method of accounting. The following tables present the parent company only condensed balance sheets at December 31, 2025 and 2024 and the related condensed statements of income and condensed statements of cash flows for the years ended December 31, 2025 and 2024.

CALIFORNIA BANCORP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2025 and 2024

California BanCorp (Parent Company Only)
CONDENSED BALANCE SHEETS

		December 31,		
(dollars in thousands)		2025		2024
ASSETS				
Cash	$	21,377	$	4,098
Investment in bank Subsidiary		591,819		577,083
Other investments		2,005		1,610
Accrued interest and other assets		8		380
Total assets	$	615,209	$	583,171
LIABILITIES				
Subordinated debt and other borrowings	$	33,832	$	69,725
Accrued interest and other liabilities		4,791		1,610
Total liabilities		38,623		71,335
SHAREHOLDERS' EQUITY				
Common stock		442,394		442,469
Retained earnings		135,813		76,008
Accumulated other comprehensive loss, net of taxes		(1,621)		(6,641)
Total shareholders' equity		576,586		511,836
Total liabilities and shareholders' equity	$	615,209	$	583,171

California BanCorp (Parent Company Only)
CONDENSED STATEMENTS OF INCOME

		Year Ended December 31,		
(dollars in thousands)		2025		2024
INCOME				
Other interest and dividends	$	11	$	—
Dividends from bank subsidiary		60,000		—
Total income		60,011		—
EXPENSES				
Interest on borrowings		4,628		2,950
Other noninterest expense		463		535
Total expenses		5,091		3,485
Income (loss) before income taxes		54,920		(3,485)
Income tax benefit		1,581		1,071
Income (loss) before equity in undistributed earnings of bank subsidiary		56,501		(2,414)
Equity in undistributed earnings of bank subsidiary		6,557		7,847
Net income	$	63,058	$	5,433

Table of Contents
CALIFORNIA BANCORP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2025 and 2024

California BanCorp (Parent Company Only)
CONDENSED STATEMENTS OF CASH FLOWS

(dollars in thousands)	Year Ended December 31, 2025	2024
OPERATING ACTIVITIES		
Net Income	$ 63,058	$ 5,433
Adjustments to reconcile net income to net cash (used in) provided by operating activities:		
Amortization of debt issuance costs and discounts	2,107	1,028
Equity in undistributed earnings of bank subsidiary	(6,557)	(7,847)
Other items	3,549	(168)
Net cash provided by (used in) operating activities	62,157	(1,554)
INVESTING ACTIVITIES		
Net purchase of other equity investments	(391)	(329)
Cash acquired in business combination	—	1,445
Net cash (used in) provided by investing activities	(391)	1,116
FINANCING ACTIVITIES		
Repayment of subordinated debt	(38,000)	—
Repurchases of common shares	(3,366)	—
Common stock dividends	(3,253)	—
Proceeds from exercise of stock options	132	950
Net cash (used in) provided by financing activities	(44,487)	950
Increase in cash and cash equivalents	17,279	512
Cash and cash equivalents, beginning of year	4,098	3,586
Cash and cash equivalents, end of year	$ 21,377	$ 4,098

NOTE 20 - SUBSEQUENT EVENTS

On March 12, 2026, the Company declared a $0.10 cash dividend payable on April 15, 2026 to shareholders of record as of March 24, 2026.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures (as defined in the Securities Exchange Act of 1934 Rules 13a-15(e) or 15d-15(e)) designed at a reasonable assurance level to ensure that information required to be disclosed in reports filed or submitted under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in its reports that it files or submits under the Exchange Act is accumulated and communicated to the Company's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

As required by Rules 13a-15 and 15d-15 under the Exchange Act, in connection with the filing of this Annual Report on Form 10-K, our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e). Based on that evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2025, the Company's disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in the reports filed or submitted by it under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms, and include controls and procedures designed to ensure that information required to be disclosed by the Company in such reports is accumulated and communicated to the Company's management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

There have been no changes in the Company's disclosure controls and procedures during its fourth fiscal quarter of 2025 that have materially affected, or are reasonably likely to materially affect, these controls and procedures.

Management's Report on Internal Control over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Rule 13a-15(f) under the Exchange Act. The Company's internal control over financial reporting is a process designed under the supervision of the Company's Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As of December 31, 2025, under the supervision and with the participation of the Company's management, including the Company's principal executive officer and principal financial officer, the Company assessed the effectiveness of its internal control over financial reporting based on the criteria for effective internal control over financial reporting established in "Internal Control - Integrated Framework (2013)," issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management determined that the Company maintained effective internal control over financial reporting as of December 31, 2025.

Changes in Internal Control Over Financial Reporting

There has been no change in the Company's internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934) during its fourth fiscal quarter of 2025, that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information

Trading Plans

None of our directors or executive officers adopted or terminated a Rule 10b5-1 trading arrangement or a non-Rule 10b5-1 trading arrangement (as defined in Item 408(c) of Regulation S-K) during the fourth fiscal quarter of 2025.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this item with respect to our directors, executive officers and certain corporate governance practices is incorporated herein by reference to our definitive proxy statement for our 2026 Annual Meeting of Shareholders, which will be filed with the SEC within 120 days after the end of our fiscal year.

We have adopted a Principles of Business Conduct and Ethics Policy (the "Code") applicable to our directors, officers and employees.

The Code is available on our website at https://it.californiabankofcommerce.com/governance-documents/default.aspx. To the extent required by applicable rules of the SEC and NASDAQ, we will disclose on our website any amendments to the Code and any waivers of the requirements of the Code that may be granted to our executive officers, including our principal executive officer, principal financial officer, principal accounting officer or persons performing similar functions.

Item 11. Executive Compensation

The information required by this item with respect to executive compensation is incorporated herein by reference to our definitive proxy statement for our 2026 Annual Meeting of Shareholders, which will be filed with the SEC within 120 days after the end of our fiscal year.

Item 12. Security Ownership of Certain Beneficial Owners and Management

The information required by this item with respect to security ownership of certain beneficial owners and management is incorporated herein by reference to our definitive proxy statement for our 2026 Annual Meeting of Shareholders, which will be filed with the SEC within 120 days after the end of our fiscal year.

The following table provides information at December 31, 2025 with respect to securities outstanding and available under our plans under which our securities are authorized for issuance:

Equity Compensation Plan Category	Number of Securities to to be Issued Upon Exercise of Outstanding Options and Awards		Weighted-Average Exercise Price of Outstanding Options and Awards	Number of Securities to Remaining and Available for Future Issuance
Plans approved by shareholders[(1)]				1,012,773
Stock Options	118,875	$	9.98	
Restricted Shares[(2)]	713,905	$	—	
	832,780	$	1.43	1,012,773
Plans not approved by shareholders	—	$	—	—
Total	832,780	$	1.43	1,012,773

(1) Includes the Company's 2019 Omnibus Equity Incentive Plan and assumed CALB unvested restricted stock units granted under CALB's Amended and Restated 2017 Equity Incentive Plan to former CALB directors, executives and employees continuing with the Company following the Merger. For more information, please refer to Note 15 - Stock-Based Compensation Plans of the Notes to Consolidated Financial Statements included in Item 8 of this annual report.

(2) Includes 114,945 restricted stock units outstanding under the CALB Amended and Restated 2017 Equity Incentive Plan.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this item is incorporated herein by reference to our definitive proxy statement for our 2026 Annual Meeting of Shareholders, which will be filed with the SEC within 120 days after the end of our fiscal year.

Item 14. Principal Accountant Fees and Services

Information concerning our principal accountant's fees and services is incorporated herein by reference to our definitive proxy statement for our 2026 Annual Meeting of Stockholders, which will be filed with the SEC within 120 days after the end of our fiscal year.

PART IV

Item 15. Exhibit and Financial Statement Schedules

(a)(1)   Financial Statements: See Part II—Item 8. Financial Statements and Supplementary Data

(a)(2)   Financial Statement Schedule: All financial statement schedules have been omitted as the information is not required under the related instructions or is not applicable.

(a)(3)   Exhibits: See (b) below

(b)   Exhibits: The following exhibits are included as part of this report:

Exhibit No.	Description
2.1	Agreement and Plan of Merger and Reorganization, dated as of January 30, 2024, by and between Southern California Bancorp and California BanCorp (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K, filed on January 30, 2024)
3.1	Restated Articles of Incorporation of California BanCorp (incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q, filed on November 14, 2024)
3.2	Bylaws of California BanCorp (incorporated by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K, filed on July 31, 2024)
4.1	Description of Common Stock (incorporated by reference to Exhibit 4.1 to the Company's Annual Report on Form 10-K, filed on March 15, 2024)
4.2	Form of Certificate of Common Stock of Southern California Bancorp (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form 10, filed on April 6, 2023)
4.3	Long-term borrowing instruments are omitted pursuant to Item 601(b)(4)(iii) of Regulation S-K. The Company undertakes to furnish copies of such instruments to the Securities and Exchange Commission upon request.
10.1	Form of Indemnification Agreement by and between Southern California Bancorp and its directors and executive officers (incorporated by reference to Exhibit 10.1 to the Company's Registration Statement on Form 10, filed on April 6, 2023)
10.2	California BanCorp 2019 Omnibus Equity Incentive Plan, as amended* (incorporated by reference to Exhibit 10.1 to the Company's Registration Statement on Form 10, filed on November 7, 2025)
10.3	Form of California BanCorp Deferred Payment Restricted Share Agreement (2019 Omnibus Equity Incentive Plan)* (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q, filed on November 7, 2025)
10.4	Form of California BanCorp Deferred Payment Restricted Share Agreement (2019 Omnibus Equity Incentive Plan)* **
10.5	Form of Restricted Shares Award Agreement under the Southern California Bancorp 2019 Omnibus Equity Incentive Plan, as amended* (incorporated by reference to Exhibit 10.3 to the Company's Registration Statement on Form 10, filed on April 6, 2023)
10.6	Form of Stock Option Award Agreement under the Southern California Bancorp 2019 Omnibus Equity Incentive Plan, as amended* (incorporated by reference to Exhibit 10.4 to the Company's Registration Statement on Form 10, filed on April 6, 2023)
10.7	California BanCorp 2017 Amended and Restated Equity Incentive Plan* (incorporated by reference to Exhibit 10.10 to the Company's Current Report on Form 8-K, filed on July 31, 2024)
10.8	Form of Restricted Stock Unit Award Agreement under the Amended and Restated California BanCorp 2017 Equity Incentive Plan* (incorporated by reference to Exhibit 10.11 to the Company's Current Report on Form 8-K, filed on July 31, 2024)
10.9	Form of Change in Control Agreement by and among California BanCorp, California Bank of Commerce, N.A. and each of Thomas Dolan and Richard Hernandez* (incorporated by reference to Exhibit 10.11 to the Company's Annual Report on Form 10-K, filed on April 1, 2025)
10.10	Form of Change in Control Agreement, by and among California BanCorp, Bank of Commerce, N.A. and certain of its executive officers* (incorporated by reference to Exhibit 10.11 to the Company's Annual Report on Form 10-K, filed on April 1, 2025)
10.11	Supplemental Executive Retirement Agreement, dated as of July 14, 2021, by and between Bank of Southern California, N.A. and Thomas Dolan* (incorporated by reference to Exhibit 10.12 to the Company's Registration Statement on Form 10, filed on April 6, 2023)

Exhibit No.	Description
10.12	Supplemental Executive Retirement Agreement, dated as of July 14, 2021, by and between Bank of Southern California, N.A. and Richard Hernandez* (incorporated by reference to Exhibit 10.13 to the Company's Registration Statement on Form 10, filed on April 6, 2023)
10.13	Employment Agreement by and among David I. Rainer, California BanCorp and California Bank of Commerce, N.A., dated as of February 13, 2026 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on February 18, 2026)
10.14	Employment Agreement by and among Steven E. Shelton, Southern California Bancorp and Bank of Southern California, N.A., dated as of January 30, 2024* (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K,filed on January 30, 2024)
10.15	Executive Supplemental Compensation Agreement by and between California Bank of Commerce and Steven E. Shelton* (incorporated by reference to the Exhibit 10.14 to CALB's Form 10 filed with the SEC on March 4, 2020)
10.16	Amendment to Executive Supplemental Compensation Agreement by and between California Bank of Commerce, N.A. and Steven E. Shelton dated as of July 31, 2024* (incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K, filed on July 31, 2024)
10.17	Second Amended and Restated Split-Dollar Agreement effective January 13, 2019 by and between California Bank of Commerce and Steven E. Shelton* (incorporated by reference to Exhibit 10.18 to CALB's Form 10 filed with the SEC on March 4, 2020)
10.18	Transition and Separation Agreement, dated December 31, 2025, by and among California BanCorp, California Bank of Commerce, N.A., and Steven E. Shelton (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on January 7, 2026)
10.19	Stock Purchase Agreement, dated September 22, 2016, by and between Bank of Southern California, N.A. and Castle Creek Capital Partners VI, LP. (incorporated by reference to Exhibit 10.16 to the Company's Registration Statement on Form 10, filed on April 6, 2023)
10.20	Side Letter, dated October 16, 2019, by and between Bank of Southern California, N.A. and Castle Creek Capital Partners, VI, LP. (incorporated by reference to Exhibit 10.17 to the Company's Registration Statement on Form 10, filed on April 6, 2023)
10.21	California BanCorp Management Incentive Plan * **
19.1	Insider Trading Policy (incorporated by reference to Exhibit 19.1 to the Company's Annual Report on Form 10-K, filed on April 1, 2025)
21.1	Subsidiaries of California BanCorp (incorporated by reference to Exhibit 21.1 to the Company's Annual Report on Form 10-K, filed on April 1, 2025)
23.1	Consent of RSM US, LLP, independent registered public accounting firm.**
24.1	Power of Attorney (included on signature page)
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002**
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002**
32.0	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002+
97.1	Clawback Policy (incorporated by reference to Exhibit 97.1 to the Company's Annual Report on Form 10-K, filed on March 15, 2024)
101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	The cover page from the Company's Annual Report on Form 10-K for the year ended December 31, 2025 has been formatted in Inline XBRL
*	Indicates a management contract or compensatory plan.
**	Filed herewith.
+	Furnished herewith.

Table of Contents

Item 16. Form 10–K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

CALIFORNIA BANCORP

Date: March 13, 2026

/s/ David I. Rainer

David I. Rainer

Chairman and Chief Executive Officer

Each individual whose signature appears below constitutes and appoints Ms. Manisha Merchant, Ms. Jean Carandang, and Mr. Tom Dolan, and each of them, acting severally, his or her true and lawful attorneys-in-fact and agents with full power of substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign and file on his or her behalf and in each capacity stated below, all amendments and/or supplements to this annual report on Form 10-K, which amendments or supplements may make changes and additions to this annual report as such attorneys-in-fact, or any of them, acting severally, may deem necessary or appropriate.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ David I. Rainer David I. Rainer	Chairman and Chief Executive Officer *(Principal Executive Officer)*	March 13, 2026
/s/ Thomas Dolan Thomas Dolan	Chief Financial Officer *(Principal Financial Officer)*	March 13, 2026
/s/ Joann Yeung Joann Yeung	Chief Accounting Officer *(Principal Accounting Officer)*	March 13, 2026
/s/ Andrew Armanino Andrew Armanino	Director	March 13, 2026
/s/ Stephen Cortese Stephen Cortese	Director	March 13, 2026
/s/ Kevin Cullen Kevin Cullen	Director	March 13, 2026
/s/ Frank D. Di Tomaso Frank D. Di Tomaso	Director	March 13, 2026
/s/ Rochelle Klein Rochelle Klein	Director	March 13, 2026
/s/ Dr. Lester Machado Dr. Lester Machado	Director	March 13, 2026
/s/ Frank Muller Frank Muller	Director	March 13, 2026

/s/ David J. Volk	Director	March 13, 2026
David J. Volk		
/s/ Anne Williams	Director	March 13, 2026
Anne Williams		

CALIFORNIA BANCORP
DEFERRED PAYMENT RESTRICTED SHARE AWARD GRANT NOTICE
(2019 Omnibus Equity Incentive Plan)

I am pleased to inform you that you have been granted an award of Restricted Shares which shall be subject to deferred delivery. This award is subject to the terms and conditions of the California BanCorp 2019 Omnibus Equity Incentive Plan, this Grant Notice, and the following Deferred Payment Restricted Share Agreement ("**Agreement**"). The details of this award are indicated below.

Grantee:

Date of Grant:

Number of Restricted Shares:

Vesting Commencement Date:

Vesting:

Delivery Dates:

CALIFORNIA BANCORP, a California corporation

/s/ David I. Rainer_____
By: David I. Rainer
Its: Chairman and CEO

Acknowledged and Agreed as of ACCEPTANCE_DATE.

_____

Name: PARTICIPANT_NAME

DEFERRED PAYMENT RESTRICTED SHARE AWARD AGREEMENT

THIS DEFERRED PAYMENT RESTRICTED SHARE AWARD AGREEMENT (together with the above grant notice (the "**Grant Notice**"), this "**Agreement**") is made and entered into as of the date set forth on the Grant Notice by and between California BanCorp, a California corporation (the "**Company**") and the individual (the "**Grantee**") set forth on the Grant Notice.

A. Pursuant to the California BanCorp 2019 Omnibus Equity Incentive Plan (the "**Plan**"), the Committee has determined that it is to the advantage and best interest of the Company to grant to the Grantee this award of Restricted Shares as set forth in the Grant Notice which shall be subject to deferred delivery as contemplated in Section 2.10 of the Plan and the terms of this Agreement (prior to the delivery thereof, the shares of Common Stock underlying such Restricted Shares are herein referred to as the "**Restricted Share Units**") and shall be subject to such other terms and provisions of the Plan, which is incorporated herein by reference, and this Agreement (the "**Award**").

B. Unless otherwise defined herein, capitalized terms used in this Agreement shall have the meanings set forth in the Plan. For purposes of this Agreement, "**Termination Date**" shall mean the date of a Terminating Event. For purposes of this Agreement, a Terminating Event will not occur when Grantee goes on a military leave, a sick leave or another bona fide leave of absence that was approved by the Company in writing if the terms of the leave provide for continued service crediting, or when continued service crediting is required by applicable laws. Notwithstanding the foregoing, an approved leave of absence for six months or less, which does not in fact exceed six months, will not result in a Terminating Event for purposes of this Agreement. However, a Terminating Event will occur when approved leave described in this recital ends, unless Grantee immediately returns to active work.

NOW, THEREFORE, in consideration of the mutual agreements contained herein, the Grantee and the Company hereby agree as follows:

1. <u>Acceptance of Agreement</u>. Grantee has reviewed all of the provisions of the Plan, the Grant Notice and this Agreement. By accepting this Award, Grantee agrees that this Award is granted under and governed by the terms and conditions of the Plan, the Grant Notice and this Agreement and the applicable provisions contained in a written employment agreement (if any) between the Company or an Affiliate and the Grantee. Grantee hereby agrees to accept as binding, conclusive and final all decisions or interpretations of the Committee on questions relating to the Plan, the Grant Notice, this Agreement and, solely in so far as they relate to this Award, the applicable provisions contained in a written employment agreement (if any) between the Company or an Affiliate and the Grantee. Grantee's electronic signature of this Agreement shall have the same validity and effect as a signature affixed by hand. An additional right is hereby granted outside of the Plan (to the extent permitted under the NASDAQ Listing Rules) dividend equivalent rights ("<u>Dividend Equivalent Rights</u>") with respect to this Award which shall award Participant a right to receive the equivalent value (in cash) of dividends paid with respect to the Restricted Share Units underlying the Award after the Date of Grant, but prior to the later of, the Vesting Date of such underlying Restricted Share Units or delivery of stock certificates of such underlying Restricted Share Units ("<u>Dividend Equivalent</u>"). Participant will be entitled to receive the Dividend Equivalents with respect to Restricted Share Units underlying

the Award on the date of the delivery of stock certificates with respect to such underlying Restricted Share Units (with respect to which such Dividend Equivalents accrued). Such Dividend Equivalent Right and related Dividend Equivalents shall be subject to the same restrictions, conditions, limitations and risks of forfeiture as apply to the underlying Award.

2. Vesting.

   2.1 Subject to the provisions of the Plan and Section 2.2 of this Agreement, and except as otherwise provided in a written employment agreement between the Company or an Affiliate and the Grantee (if any), the Restricted Share Units shall vest as described in the Grant Notice (the "**Vesting Date**"), subject to the Grantee not experiencing a Terminating Event prior to the Vesting Date. In the event that the Restricted Share Units will vest on an earlier date under any other agreement or arrangement, by and between the Company and Grantee, than such Restricted Share Units would ordinally have vested pursuant to the vesting schedule set forth in the Grant Notice, the Restricted Share Units will vest as of such date set forth in such other agreement or arrangement.

   2.2 If the Grantee experiences a Terminating Event for any reason prior to the Vesting Date, as of the Termination Date, all then-unvested Restricted Share Units shall be forfeited.

3. Transfer and Settlement of Restricted Share Units. The Restricted Share Units issued under this Agreement may not be sold, transferred or otherwise disposed of and may not be pledged or otherwise hypothecated (each, a "**Transfer**"). In addition, Grantee shall not sell any shares of Common Stock received with respect to Restricted Share Units (even following the deferred payment of the underlying Restricted Shares of this Award) at a time when applicable laws, regulations or Company's or underwriter trading policies prohibit such sale. The applicable portion of this Award (to the extent vested) shall be settled by the Company by the issuance and delivery of Restricted Shares (which upon issuance shall have no further vesting restrictions) as soon as reasonably practical after (but no later than 60 days after) the Delivery Dates, as indicated in the Grant Notice, to the Grantee (or if applicable, the beneficiaries of the Grantee). Any issuance of Restricted Shares shall be made only in whole shares of Common Stock, and any fractional shares shall be distributed in an equivalent cash amount.

4. General.

   4.1 Governing Law. This Agreement shall be governed by and construed under the laws of the State of California applicable to agreements made and to be performed entirely in California, without regard to the conflicts of law provisions of California or any other jurisdiction.

   4.2 Community Property. Without prejudice to the actual rights of the spouses as between each other, for all purposes of this Agreement, the Grantee shall be treated as agent and attorney-in-fact for that interest held or claimed by his or her spouse with respect to this Award and the parties hereto shall act in all matters as if the Grantee was the sole owner of this Award. This appointment is coupled with an interest and is irrevocable.

   4.3 No Employment Rights. Nothing contained herein shall be construed as an agreement by the Company or any of its Subsidiaries, express or implied, to employ the Grantee or contract for the Grantee's services, to restrict the Company's or such Subsidiary's right to discharge the Grantee or cease contracting for the Grantee's services or to modify, extend or otherwise affect in any manner whatsoever the terms of any employment agreement or contract for services which may exist between the Grantee and the Company or any Affiliate.

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4.4   Application to Other Stock. In the event that (a) any portion of this Award is settled by the Company by the issuance and delivery of Restricted Shares and (b) any capital stock of the Company or any other corporation shall be distributed on, with respect to, or in exchange for such Restricted Shares as a stock dividend, stock split, reclassification, recapitalization or similar transaction in connection with any merger or reorganization or otherwise, all restrictions, rights and obligations set forth in this Agreement shall apply with respect to such other capital stock to the same extent as they are, or would have been applicable, to such Restricted Shares on or with respect to which such other capital stock was distributed, and references to "Company" in respect of such distributed stock shall be deemed to refer to the company to which such distributed stock relates.

4.5   No Third-Party Benefits. Except as otherwise expressly provided in this Agreement, none of the provisions of this Agreement shall be for the benefit of, or enforceable by, any third-party beneficiary.

4.6   Successors and Assigns. Except as provided herein to the contrary, this Agreement shall be binding upon and inure to the benefit of the parties, their respective successors and permitted assigns.

4.7   No Assignment. Except as otherwise provided in this Agreement, the Grantee may not assign any of his or her rights under this Agreement without the prior written consent of the Company, which consent may be withheld in its sole discretion. The Company shall be permitted to assign its rights or obligations under this Agreement so long as such assignee agrees to perform all of the Company's obligations hereunder.

4.8   Severability. The validity, legality or enforceability of the remainder of this Agreement shall not be affected even if one or more of the provisions of this Agreement shall be held to be invalid, illegal or unenforceable in any respect.

4.9   Equitable Relief. The Grantee acknowledges that, in the event of a threatened or actual breach of any of the provisions of this Agreement, damages alone will be an inadequate remedy, and such breach will cause the Company great, immediate and irreparable injury and damage. Accordingly, the Grantee agrees that the Company shall be entitled to injunctive and other equitable relief, and that such relief shall be in addition to, and not in lieu of, any remedies it may have at law or under this Agreement.

4.10   Jurisdiction.   Any suit, action or proceeding with respect to this Agreement, or any judgment entered by any court in respect of any thereof, shall be brought in any court of competent jurisdiction in the State of California, and the Company and the Grantee hereby submit to the exclusive jurisdiction of such courts for the purpose of any such suit, action, proceeding or judgment. The Grantee and the Company hereby irrevocably waive (i) any objections which it may now or hereafter have to the laying of the venue of any suit, action or proceeding arising out of or relating to this Agreement brought in any court of competent jurisdiction in the State of California and (ii) any claim that any such suit, action or proceeding brought in any such court has been brought in any inconvenient forum.

4.11   Taxes. By agreeing to this Agreement, the Grantee represents that he or she has reviewed with his or her own tax advisors the federal, state, local and foreign tax consequences of the transactions contemplated by this Agreement and that he or she is relying solely on such advisors and not on any statements or representations of the Company or any of its agents. The Company shall be entitled to require a cash payment by or on behalf of the Grantee and/or to deduct from the shares of Common Stock or cash issuable hereunder or from other compensation payable to the Grantee the minimum amount of any sums required by federal, state or local tax law to be withheld (or other such sums that that will not cause adverse

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accounting consequences for the Company and is permitted under applicable withholding rules promulgated by the Internal Revenue Service or another applicable governmental entity) with respect to the Award.

4.12 <u>Section 409A Compliance</u>. The intent of the parties is that payments and benefits under this Agreement comply with Section 409A of Code to the extent subject thereto, and, accordingly, to the maximum extent permitted, this Agreement shall be interpreted and be administered to be in compliance therewith. Notwithstanding anything contained herein to the contrary, to the extent required to avoid accelerated taxation and/or tax penalties under Section 409A of the Code, the Grantee shall not be considered to have separated from service with the Company for purposes of this Agreement and no payment shall be due to the Grantee under this Agreement on account of a separation from service until the Grantee would be considered to have incurred a "separation from service" from the Company within the meaning of Section 409A of the Code. Any payments described in this Agreement that are due within the "short-term deferral period" as defined in Section 409A of the Code shall not be treated as deferred compensation unless applicable law requires otherwise. Notwithstanding anything to the contrary in this Agreement, to the extent that any amounts are payable upon a separation from service and such payment would result in accelerated taxation and/or tax penalties under Section 409A of the Code, such payment, under this Agreement or any other agreement of the Company, shall be made on the first business day after the date that is six (6) months following such separation from service (or death, if earlier). The Company makes no representation that any or all of the payments described in this Agreement will be exempt from or comply with Section 409A of the Code and makes no undertaking to preclude Section 409A of the Code from applying to any such payment. The Grantee shall be solely responsible for the payment of any taxes and penalties incurred under Section 409A of the Code.

4.13 <u>Headings</u>. The section headings in this Agreement are inserted only as a matter of convenience, and in no way define, limit, extend or interpret the scope of this Agreement or of any particular section.

4.14 <u>Number and Gender</u>. Throughout this Agreement, as the context may require, (a) the masculine gender includes the feminine and the neuter gender includes the masculine and the feminine; (b) the singular tense and number includes the plural, and the plural tense and number includes the singular; (c) the past tense includes the present, and the present tense includes the past; (d) references to parties, sections, paragraphs and exhibits mean the parties, sections, paragraphs and exhibits of and to this Agreement; and (e) periods of days, weeks or months mean calendar days, weeks or months.

4.15 <u>Electronic Delivery and Disclosure</u>. The Company may, in its sole discretion, decide to deliver or disclose, as applicable, any documents related to this Award granted under the Plan, future awards that may be granted under the Plan, the prospectus related to the Plan, the Company's annual reports or proxy statements by electronic means or to request Grantee's consent to participate in the Plan by electronic means, including, but not limited to, the Securities and Exchange Commission's Electronic Data Gathering, Analysis, and Retrieval system or any successor system ("**EDGAR**"). Grantee hereby consents to receive such documents delivered electronically or to retrieve such documents furnished electronically, and agrees to participate in the Plan through any online or electronic system established and maintained by the Company or another third party designated by the Company.

4.16 <u>Data Privacy</u>. Grantee agrees that all of Grantee's information that is described or referenced in this Agreement and the Plan may be used by the Company, its affiliates and the designated broker and its affiliates to administer and manage Grantee's participation in the Plan.

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4.17 <u>Acknowledgments of Grantee</u>. Grantee has reviewed the Plan and this Agreement in their entirety, has had an opportunity to obtain the advice of counsel prior to executing this Agreement, fully understands all provisions of the Plan and this Agreement and, by accepting the Grant Notice, acknowledges and agrees to all of the provisions of the Plan and this Agreement.

4.18 <u>Complete Agreement</u>. The Grant Notice, this Agreement, the Plan and applicable provisions (if any) contained in a written employment agreement between the Company or an Affiliate and the Grantee constitute the parties' entire agreement with respect to the subject matter hereof and supersede all agreements, representations, warranties, statements, promises and understandings, whether oral or written, with respect to the subject matter hereof. In the event of any inconsistency between the Plan and this Agreement, the terms of the Plan shall control.

4.19 <u>Waiver of Jury Trial</u>. TO THE EXTENT EITHER PARTY INITIATES LITIGATION INVOLVING THIS AGREEMENT OR ANY ASPECT OF THE RELATIONSHIP BETWEEN US (EVEN IF OTHER PARTIES OR OTHER CLAIMS ARE INCLUDED IN SUCH LITIGATION), ALL OF THE PARTIES WAIVE THEIR RIGHT TO A TRIAL BY JURY. THIS WAIVER WILL APPLY TO ALL CAUSES OF ACTION THAT ARE OR MIGHT BE INCLUDED IN SUCH ACTION, INCLUDING CLAIMS RELATED TO THE ENFORCEMENT OR INTERPRETATION OF THIS AGREEMENT, ALLEGATIONS OF STATE OR FEDERAL STATUTORY VIOLATIONS, FRAUD, MISREPRESENTATION, OR SIMILAR CAUSES OF ACTION, AND IN CONNECTION WITH ANY LEGAL ACTION INITIATED FOR THE RECOVERY OF DAMAGES BETWEEN OR AMONG US OR BETWEEN OR AMONG ANY OF OUR OWNERS, AFFILIATES, OFFICERS, EMPLOYEES OR AGENTS.

4.20 <u>Waiver</u>. The Grantee acknowledges that a waiver by the Company of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any other provision of this Agreement, or of any subsequent breach by the Grantee.

4.21 <u>Signature in Counterparts</u>. This Agreement may be signed in counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

4.22 <u>Amendments and Termination</u>. To the extent permitted by the Plan, this Agreement may be wholly or partially amended, altered or terminated at any time or from time to time by the Committee or the Board, but no amendment, alteration or termination shall be made that would materially impair the rights of a Grantee under this Agreement without such Grantee's consent. If it is determined that the terms of this Agreement have been structured in a manner that would result in adverse tax treatment under Section 409A of the Code, the parties agree to cooperate in taking all reasonable measures to restructure the arrangement to minimize or avoid such adverse tax treatment without materially impairing Grantee's economic rights.

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MANAGEMENT INCENTIVE PLAN

 

TABLE OF CONTENTS PAGE

ARTICLE 1   PLAN OBJECTIVES

Section 1.1   <u>**Purpose**</u>. The purpose of the Management Incentive Plan ("Plan") is to achieve the following objectives: (i) recognize outstanding performers who have contributed significantly to the Company's success and to the success of such performers' respective business units, (ii) align corporate goals and strategy to executive compensation strategy, and (iii) provide a compensation environment which will attract, retain and motivate key employees of the Company and its Subsidiaries and Affiliates.

ARTICLE 2   PLAN DURATION

Section 2.1   <u>**Term**</u>. The Plan shall be effective as of the Plan Year commencing on the Effective Date and shall continue for subsequent Plan Years unless terminated by the Committee prior to the commencement of any subsequent Plan Year. A termination of the Plan shall be effective as of the last date of the full Plan Year prior to its termination.

ARTICLE 3   DEFINITIONS

The following definitions shall apply for purposes of the Plan unless a different meaning is clearly indicated by the context:

Section 3.1   "<u>**Affiliate**</u>" means any company or other entity that controls, is controlled by or is under common control with the Company within the meaning of Rule 405 of Regulation C under the Securities Act of 1933, as amended, including any Subsidiary.

Section 3.2   "<u>**Award**</u>" means an award that is (a) described in section 5.1, and (b) calculated under section 7.1.

Section 3.3   "<u>**Award Agreement**</u>" means any written agreement, contract, or other instrument or document evidencing an Award.

Section 3.4   "<u>**Base Salary**</u>" means, for any Participant for a Plan Year, such Participant's annual rate of base salary as of January 1 of the Plan Year (including any base salary determined within the first ninety (90) days after January 1 of the Plan Year), or, for Participant's whose employment begins after January 1 of the Plan Year, the date on which such Participant's employment begins.

Section 3.5   "<u>**Board**</u>" means the Board of Directors of the Company.

Section 3.6   "<u>**Change of Control**</u>" means the first to occur of any of the following events:

(a) (i) Any merger, consolidation or reorganization of California Bank of Commerce, N.A. ("<u>**Bank**</u>") or the Company as applicable in which in which the beneficial owners, directly or indirectly, of the Bank's or the Company's then outstanding securities prior to such transactions, remain as the beneficial owners of less than sixty percent (60%) of the combined voting power of the surviving corporation; (ii) any sale, lease, exchange, mortgage, pledge, transfer, or other disposition (in one transaction or a series of transactions) of any assets of Bank or the Company having an aggregate fair market value of forty percent (40.0%) or more of the total value of assets of Bank or the Company, reflected in the most recent month end balance sheet of Bank or the Company; (iii) an acquisition whereby any -person" (as such term is used in the Exchange Act including any individual, corporation, partnership, trust, or any other entity, except for Employee,) is or becomes the beneficial owner, directly or indirectly, of securities of Bank or the Company representing more than forty percent (40.00%) of the combined voting power of Bank's or the Company's then outstanding securities; except for purposes of this clause (iii) the following acquisition shall not constitute a change in control: (1) any acquisition directly from Bank or the Company; or (2) any acquisition by Bank or the Company; or (3) any acquisition by any employee benefit plan sponsored or maintained by Bank or the Company; (iv) if in any one year period, individuals who at the beginning of such period constitute the Board of Directors of Bank or the Company cease for any reason to constitute at least a majority thereof, unless the election, or the nomination for election by Bank's or the Company's shareholders, of each new director is approved by a vote of at least three-quarters of the directors then still in office who were directors at the beginning of the period; or (v) a majority of the members of the Board of Directors of Bank or the Company in office prior to the happening of any event determines in its sole discretion that as a result of such event there has been a change in control. Notwithstanding the foregoing, if a Change in Control would give rise to a payment or settlement event with respect to any payment or benefit hereunder that constitutes "nonqualified deferred compensation." the transaction or event constituting the Change in Control must also constitute a "change in control event" (as defined in Treasury Regulation § 1.409A-3(i)(5)) in order to give rise to the payment or benefit , to the extent required by Section 409A.

Section 3.7 "**Code**" means the Internal Revenue Code of 1986, as amended, including the corresponding provisions of any succeeding law.

Section 3.8 "**Company**" means CALIFORNIA BANCORP, a corporation organized and existing under the laws of the State of California, and any successor thereto. Where the context requires, "Company" shall also include all direct and indirect subsidiaries of CALIFORNIA BANCORP, including but not limited to Bank.

Section 3.9 "**Corporate Performance Objectives** "means for any Plan Year one or more objective performance objectives selected and established by the Committee in accordance with the requirements of Article VI.

Section 3.10 "**Committee**" means the Compensation, Nominating and Governance Committee of the Company, or if no such committee exists, the Board.

Section 3.11 "**Disability**" shall, for purposes of determining the vesting of an Award, be considered to exist at the Participant's termination of employment if, on such date, the Participant is suffering from a medical condition which qualifies him (or would, if he were a participant in such plan and upon completion of any applicable waiting or elimination period, qualify him) for benefits under the Company's long-term disability plan as in effect from time to time or if there is no such plan at the applicable date, physical or mental incapacity as determined solely by the Committee.

Section 3.12 "**Discharge for Cause** "means termination of employment due to (a) the willful, intentional, and material breach of duty by Participant in the course of his/her employment; (bi) the habitual and continued neglect by Participant of his/her employment duties and obligations; (c) Participant's willful and intentional violation of any State of California or federal banking laws, or of the Bylaws, rules, policies, or resolutions of Bank or the Company, or of the rules or regulations of the Office of the Comptroller of the Currency (the "OCC"), the Federal Deposit Insurance Corporation (the "FDIC") or the Board of Governors of the Federal Reserve System ("FRB"), or other regulatory agency or governmental authority having jurisdiction over Bank or the Company; (d) Participant's refusal to comply in any material respect with the legal directives of any regulatory authority or governmental entity having jurisdiction over Bank or the Company; (e) the determination by a state or federal banking agency or governmental authority having jurisdiction over Bank or the Company that Participant is not suitable to act in the capacity for which he/she is then employed by Bank or the Company; (f) Participant's conviction of any felony or a crime involving moral turpitude or commission of a fraudulent or dishonest act, including a breach of trust or misappropriation, or if Participant has entered a plea of nolo contendere to such an act or offense: (g) Participant's willful misfeasance or negligence in the performance of his/her duties based on the sole discretion of the Company's Board of Directors; (h) Participant's conduct that is demonstrably and significantly harmful, or will likely have, or has had a material adverse effect on Company or an Affiliate, as reasonably determined by Company's Board of Directors; (i) Participant cannot be covered under a fidelity bond issued by an insurance company reasonably acceptable to Company; (j) Participant's disclosure without authority or unauthorized use of any secret or confidential information concerning Company or an Affiliate or their customers; or (k) Participant taking any action which Company's Board of Directors determines, in its sole discretion and subject to good faith, fair dealing, and reasonableness, constitutes unfair competition with, or induces any customer to breach any contract with, Company or an Affiliate. Notwithstanding the foregoing, with respect to any Participant who is a party to an employment agreement or offer letter with the Company or any of its Affiliates or an offer letter with the Company or any of its Affiliates which contains a definition of "cause" or a substantially similar term, "Discharge for Cause" shall mean a termination for "cause" as defined in such an agreement.

Section 3.13 "**Effective Date** "means January 1, 2023.

Section 3.14 "**Employee**" means any individual employed by the Company or an Affiliate as an employee, but does not mean an individual who renders service solely as a director or independent contractor.

Section 3.15 "**ERISA**" means the Employee Retirement Income Security Act of 1974, as amended.

Section 3.16 "**Exchange Act**" means the Securities Exchange Act of 1934, as amended.

Section 3.17 "**GAAP**" means generally accepted accounting principles, as amended from time to time and applied in preparing the financial statements of the Company.

Section 3.18 "**Good Reason**" shall mean without Participant's consent, which consent may be given or withheld in the Participant's sole discretion, there occurs: (i) a material diminution in Participant's authority, duties, or responsibilities, as determined on an enterprise-wide level and not with respect to any specific region, corporate entity or geographic location; (ii) a material diminution in Participant's then annual base salary (including any fixed amount periodic allowances, but excluding any bonus or incentive payments) on the date Participant provides Company with the written notice required hereunder (for this purpose, a reduction of five percent (5.0%) or more shall constitute a material diminution); (iii) a material diminution in the budget over which Participant retains authority; or (iv) a material change in the principal geographic location at which Participant must perform the services (for this purpose, a change in Participant's location of employment that is within twenty-five (25) miles of Participant's current location shall not constitute Good Reason). Notwithstanding the foregoing, ''Good Reason" shall only exist if Participant shall have provided the Company with written notice within ninety (90) days of the initial occurrence of any of the foregoing events or conditions which specifically identifies the circumstances constituting Good Reason, and the Company fails to eliminate the conditions constituting Good Reason within thirty (30) days after Company's receipt of written notice of such event or condition from Participant. Participant's resignation from employment with the Company for Good Reason must occur within thirty (30) days following the expiration of the foregoing cure period. Notwithstanding the foregoing, with respect to any Participant who is a party to an employment agreement or offer letter with the Company or any of its Affiliates or an offer letter with the Company or any of its Affiliates which contains a definition of "good reason" or a substantially similar term, "Good Reason" shall have the meaning set forth in such agreement.

Section 3.19 "**Participant**" means an Employee who is selected by the Committee as eligible to participate in the Plan for a Plan Year.

Section 3.20 "**Plan**" means the California BanCorp Management Incentive Plan as amended and in effect from time to time.

Section 3.21 "**Plan Year**" means the calendar year.

Section 3.22 "**Subsidiary**" means any corporation (other than the Company) or non-corporate entity with respect to which the Company owns, directly or indirectly, 50% or more of the total combined voting power of all classes of stock, membership interests or other ownership interests of any class or kind ordinarily having the power to vote for the directors, managers or other voting members of the governing body of such corporation or non-corporate entity. In addition, any other entity may be designated by the Committee as a Subsidiary, provided that such entity could be considered as a subsidiary according to GAAP.

Section 3.23 "**Taxable Year**" means the taxable year of the Company for federal income tax purposes.

ARTICLE 4 ELIGIBILITY AND PARTICIPATION; TERMINATION OF PARTICIPATION; REPAYMENT

Section 4.1 **Eligibility**. The Committee shall annually select the individual Employees, if any, eligible for participation in the Plan, who shall be senior executive officers and/or key employees of the Company and its Subsidiaries and Affiliates. Unless otherwise specifically provided in this Article 4 or in the Award Agreement, Participant must be employed in good standing on the payment date of applicable Award for any Plan Year to be eligible to receive payment hereunder with respect to such Award for such Plan Year.

Section 4.2 **Participation**. An Employee who holds or assumes an eligible position shall be a Participant for a Plan Year only if selected by the Committee to participate in the Plan for the Plan Year.

Section 4.3 **Termination of Employment - Change of Control**. Unless otherwise provided in the Plan, in the specific terms of an Award Agreement, or in the provisions of a written employment or change of control/retention agreement between the Company and the Participant, a Participant who terminates employment with the Company in connection with and/or within 12 months following the effective date of a Change of Control shall be eligible for a prorated Award for the Plan Year in which the Change of Control occurs, and for the full amount of such Award if such termination occurs after such Plan Year but before payment otherwise is due with respect thereto, provided that his/her termination was not (i) a Discharge for Cause or (ii) voluntary without Good Reason. If a prorated Award is paid out under this section 4.3, the amount of such Award shall be calculated and paid after the end of the Plan Year at the same time as other Awards for that Plan Year are paid, provided that, if such termination occurs after the Change in Control, in no event shall the amount of such Award prior to proration be less than the amount paid to such Participant under the Plan for the preceding Plan Year.

Section 4.4 **Other Terminations**. Unless otherwise provided in the specific terms of an Award Agreement, or in the provisions of a written employment or change of control/retention agreement between the Company and the Participant, the Committee shall have the authority to determine whether a Participant who ceases employment prior to the end of a Plan Year, whether by reason of Death, Disability or otherwise, is eligible to receive a prorated Award for that Plan Year. In the event that the Committee determines that a Participant who otherwise ceases employment prior to the end of a Plan Year is eligible to receive a prorated Award for that Plan Year, the amount of such Award shall be calculated and paid after the end of the Plan Year at the same time as other Awards for that Plan Year are paid.

Section 4.5   Prorated Awards. Prorated Awards shall be calculated by dividing the applicable annual Award by twelve (12) and multiplying the result by the number of months of the Participant's service during the Plan Year, rounded up the next highest whole month.

Section 4.6   Repayment. Any Award granted pursuant to the Plan or payment with respect thereto shall be subject to the Company's Clawback Policy.


ARTICLE 5   AWARD OPPORTUNITY


Section 5.1   Target Awards. For each Plan Year, the Committee shall establish a target Award opportunity for each Participant. The target Award opportunity for each Plan Year shall be a percentage of the Participant's Base Salary for the Plan Year or a specific dollar amount that may be earned upon the achievement of prescribed performance objectives.


ARTICLE 6   ESTABLISHMENT OF PERFORMANCE OBJECTIVES


Section 6.1   Corporate Performance Objectives.

Not later than a date which is within the first ninety (90) days of each Plan Year, the Committee shall establish one or more specific Corporate Performance Objectives for such Plan Year, including target levels and, if deemed appropriate by the Committee, one or more threshold, above target or other enhanced or reduced achievement levels associated with each Corporate Performance Objective. If the Committee adds a Participant to the Plan for a Plan Year after initially establishing the award opportunities and Corporate Performance Objectives for the Plan Year, the Committee shall determine whether to establish Corporate Performance Objectives applicable to the new Participant or provide that the new Participant be eligible to participate on a pro-rata basis.

The Corporate Performance Objectives may be expressed on an absolute and/or relative basis, or a before- or after-tax basis, or a consolidated or business-unit basis, may be based on or otherwise employ comparisons based on internal targets, the past performance of the Company and/or the past or current performance of other companies and may include or exclude any or all extraordinary, non-core, non-operating or non-recurring items, or such other items as the Committee may determine.

(a)   Those Corporate Performance Objectives which have meanings ascribed to them by GAAP as in effect and applied to the Company on the date on which the Corporate Performance Objectives are established, without giving effect to any subsequent changes in GAAP, unless the Committee specifically provides otherwise when it establishes the Corporate Performance Objectives.

Section 6.2   Award Matrix, Formula or Methodology. The Committee shall assign a percentage weight to each Corporate Performance Objective established by the Committee for each Plan Year. The weight assigned to any Corporate Performance Objectives which are not established in any Plan Year shall be zero, and the aggregate weight assigned to all Corporate Performance Objectives established by the Committee for any Plan Year shall equal one hundred percent (100%). The Committee may assign different weightings to Corporate Performance Objectives for each Participant or for classes of Participants. The Committee shall establish a matrix, formula or other methodology which shall set forth or otherwise define the relationship between the Corporate Performance Objectives, the target and other applicable performance levels with respect thereto, the weighting of such Corporate Performance Objectives, if any, and the corresponding award opportunity for each Participant.

Section 6.3   Adjustments. Under normal business conditions, once established for a Plan Year as provided herein, Corporate Performance Objectives shall not be subject to revision or alteration. However, unusual conditions may warrant a reexamination of such criteria. Such conditions may include, but not be limited to, a Change of Control, declaration and distribution of stock dividends or stock splits, mergers, consolidation or reorganizations, acquisitions or dispositions of material business units, pandemics or other unforeseeable Acts of God, or infrequently occurring or extraordinary gains or losses. In the event the Committee determines that, upon reexamination, alteration of the Corporate Performance Objectives is appropriate, the Committee shall reestablish the Corporate Performance Objectives to maintain as closely as possible the previously established expected level of overall performance of the Participants, taken as a whole, as is practicable.

Section 6.4 **Other Discretionary Adjustments**. The Committee may, in its sole and absolute discretion, determine to adjust (whether increase or decrease) the amount of an Award computed by applying the award matrix, formula or methodology contemplated by section 6.2 for any or all Participants if it determines that prevailing circumstances (including, but not limited to, the subjective appraisal of the Participant's performance for the Plan Year) so warrant.

ARTICLE 7 DETERMINATION AND PAYMENT OF AWARDS

Section 7.1 **Certification of Corporate Performance Objectives**. As promptly as practicable, but in any event within sixty (60) days after the end of each Plan Year, the Committee shall certify the performance of the Company relative to the Corporate Performance Objective or Objectives established for Participants. Each Participant's Award shall be determined by multiplying either (i) the Participant's Base Salary for the Plan Year multiplied by such Participant's target Award opportunity established as a percentage of the Participant's Base Salary for the Plan Year pursuant to section 5.1 or (ii) the specific dollar amount established as the Participant's target Award opportunity pursuant to section 5.1, by the percentage or ordinal "score" determined by applying the matrix, formula or methodology established pursuant to sections 6.2 and 6.3, adjusted, if applicable, to take into account such subjective and objective factors as the Committee deems appropriate, including, but not limited to, the extent to which Participant's overall individual performance met expectations. Awards under the Plan shall be paid no later than March 15 of the year immediately following the Plan Year.

Section 7.2 **Form of Award Payment**. Unless the Committee otherwise determines, Awards shall be payable in cash and/or payable in whole or in part by issuing shares of the Company's common stock, no par value per share ("**Common Stock**"), in accordance with, and subject to the terms and conditions of, the California BanCorp 2019 Omnibus Equity Incentive Plan, as such plan may from time to time be amended, or any equity compensation plan adopted by the Company as a successor plan thereto (collectively, the "LTIP"), which Common Stock shall have a fair market value (determined as set forth in the LTIP) on the date the Award is determined substantially equivalent to, but in no event greater than, the Award (or portion thereof to be paid in Common Stock) determined in accordance with section 7.1.

Section 7.3 **Deferral of Awards**. In lieu of receiving a cash payment in respect of Awards payable under the Plan, Participants may elect to defer Awards pursuant to the terms of a deferred compensation plan, as may then be adopted and in effect; provided, however, that notwithstanding the foregoing, the Company shall not be obligated and the foregoing shall not be construed as obligated the Company, to adopt any such deferred compensation plan or maintain such deferred compensation plan.

ARTICLE 8 ADMINISTRATION

Section 8.1 **Committee**. The Plan shall be administered by the Committee.

Section 8.2 **Committee Action**. The Committee shall hold such meetings, and may make such administrative rules and regulations, as it may deem proper. A majority of the members of the Committee shall constitute a quorum, and the action of a majority of the members of the Committee present at a meeting at which a quorum is present, as well as actions taken pursuant to the unanimous written consent of all of the members of the Committee without holding a meeting, shall be deemed to be actions of the Committee. All actions of the Committee shall be final and conclusive and shall be binding upon the Company and all other interested parties. Any person dealing with the Committee shall be fully protected in relying upon any written notice, instruction, direction or other communication signed by the Secretary of the Committee, by two (2) members of the Committee or by a representative of the Committee authorized to sign the same in its behalf.

Section 8.3 **Committee Responsibilities**. Subject to the terms and conditions of the Plan and such limitations as may be imposed by the Board, the Committee shall have plenary authority and responsibility for the management and administration of the Plan and shall have such authority as shall be necessary or appropriate in order to carry out its responsibilities, including, without limitation, the authority:

> (a)   to interpret and construe the Plan, and to determine all questions that may arise under the Plan as to eligibility for participation in the Plan;

> (b)   to adopt rules and regulations for the operation and administration of the Plan; and

> (c)   to take any other action not inconsistent with the provisions of the Plan that it may deem necessary or appropriate.

ARTICLE 9   AMENDMENT AND TERMINATION

Section 9.1 **Amendment**. The Board may amend or revise the Plan in whole or in part at any time; provided, however, that no such amendment or revision may have a materially negative effect on any Awards with respect to the then-current Plan Year or any prior Plan Year.

Section 9.2 **Termination**. The Board may suspend or terminate the Plan in whole or in part at any time by giving written notice of such suspension or termination to the Committee.

ARTICLE 10   MISCELLANEOUS

Section 10.1 **No Right to Continued Employment**. Neither the establishment of the Plan nor any provisions of the Plan nor any action of the Board or the Committee with respect to the Plan shall be held or construed to confer upon any Participant any right to continuation of his or her position as an Employee. The Company and any Affiliate reserve the right to dismiss any Participant or otherwise deal with any Participant to the same extent as though the Plan had not been adopted.

Section 10.2 **Non-Alienation of Benefits**. Except as may otherwise be required by law, no distribution or payment under the Plan to any Participant, former Participant or beneficiary shall be subject in any manner to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance or charge, whether voluntary or involuntary, and any attempt to so anticipate, alienate, sell, transfer, assign, pledge, encumber or charge the same shall be void; nor shall any such distribution or payment be in any way liable for or subject to the debts, contracts, liabilities, engagements or torts of any person entitled to such distribution or payment. If any Participant, former Participant or beneficiary is adjudicated bankrupt or purports to anticipate, alienate, sell, transfer, assign, pledge, encumber or charge any such distribution or payment, voluntarily or involuntarily, the Committee, in its sole and absolute discretion, may cancel such distribution or payment or may hold or cause to be held or applied to such distribution or payment, or any part thereof, to or for the benefit of such Participant, former Participant or beneficiary, in such manner as the Committee shall direct; provided, however, that no such action by the Committee shall cause the acceleration or deferral of any benefit payments from the date on which such payments are scheduled to be made.

Section 10.3   Appendices and Conflicts. Corporate Performance Objectives for Plan Year may be appended to this Plan as an Appendix. Capitalized terms used in such Appendix shall have the meaning ascribed to such terms as set forth herein. In the event of any conflict between the terms of any Appendix or any Award Agreement and the Plan, the terms of the Plan shall govern.

Section 10.4   Status of Plan Under ERISA. The Plan is intended to be a non-qualified incentive compensation program that is exempt from the regulatory requirements of ERISA. The Plan is not intended to comply with the requirements of section 401(a) of the Code or to be subject to Parts 2, 3 and 4 of Title I of ERISA. The Plan shall be administered and construed so as to effectuate this intent.

Section 10.5   Construction and Language. Wherever appropriate in the Plan, words used in the singular may be read in the plural, words used in the plural may be read in the singular, and the masculine gender may be read as referring equally to the feminine gender or the neuter.

Section 10.6   Governing Law. The Plan shall be construed, administered and enforced according to the laws of the State of California, without giving effect to the conflict of laws principles thereof, except to the extent that such laws are preempted by federal law. The federal and state courts having jurisdiction in San Diego County, California shall have exclusive jurisdiction over any claim, action, complaint or lawsuit brought under the terms of the Plan or in any way relating to the rights or obligations of any person under the Plan, or the acts or omissions of the Company, the Board, the Committee or any duly authorized person acting in their behalf in relation to the Plan. By participating in the Plan, the Participant, for himself and any other person claiming any rights under the Plan through him, agrees to submit himself, and any such legal action described herein that he shall bring, to the exclusive jurisdiction of such courts for the adjudication and resolution of such disputes.

Section 10.7   Headings. The headings of Articles and sections are included solely for convenience of reference. If there is any conflict between such headings and the text of the Plan, the text shall control.

Section 10.8   Withholding. Payments from the Plan shall be subject to all applicable federal, state and local withholding taxes.

Section 10.9   Notices. Any communication required or permitted to be given under the Plan, including any notice, direction, designation, comment, instruction, objection or waiver, shall be in writing and shall be deemed to have been given at such time as it is delivered personally or five (5) days after mailing if mailed, postage prepaid, by registered or certified mail, return receipt requested, addressed to such party at the address listed below, or at such other address as one such party may by written notice specify to the other party: (a) if to the Committee: California BanCorp., 12265 El Camino Real # 210, San Diego, CA 92130, Attention: Executive Vice President, Chief Legal Officer; and (b) if to a Participant: to the Participant's address as shown in the Company's records.

Section 10.10   Severability. A determination that any provision of the Plan is invalid or unenforceable shall not affect the validity or enforceability of any other provision hereof.

Section 10.11   Waiver. Failure to insist upon strict compliance with any of the terms, covenants or conditions of the Plan shall not be deemed a waiver of such term, covenant or condition. A waiver of any provision of the Plan must be made in writing, designated as a waiver, and signed by the party against whom its enforcement is sought. Any waiver or relinquishment of any right or power hereunder at any one or more times shall not be deemed a waiver or relinquishment of such right or power at any other time or times.

Section 10.12   Successors and Assigns. The provisions of the Plan will inure to the benefit of and be binding upon the Participants and their respective legal representatives and testate or intestate distributees, and the Company and its respective successors and assigns, including any successor by merger or consolidation or a statutory receiver or any other person or firm or corporation to which all or substantially all of the assets and business of the Company may be sold or otherwise transferred.

Section 10.13   Compliance with Section 409A of the Code. The Plan and the Awards made hereunder are intended to be exempt from section 409A of the Code and the regulations thereunder as "short-term deferrals." To the extent that the Plan is construed to be a non-qualified deferred compensation plan described in section 409A of the Code, the Plan and any grant instruments shall be operated, administered and construed so as to comply with the requirements of section 409A of the Code. The Plan and any Award Agreements shall be subject to amendment, with or without advance notice to Participants and other interested parties, and on a prospective or retroactive basis, including, but not limited to, amendment in a manner that adversely affects the rights of Participants and other interested parties, to the extent necessary to effect compliance with section 409A of the Code. Notwithstanding anything contained herein to the contrary, to the extent required to avoid accelerated taxation and/or tax penalties under Section 409A of the Code, the Participant shall not be considered to have separated from service with the Company for purposes of this Plan or Awards and no payment shall be due to the Grantee under this Plan on account of a separation from service until the Grantee would be considered to have incurred a "separation from service" from the Company within the meaning of Section 409A of the Code. Notwithstanding anything to the contrary in this Plan or Award Agreements, to the extent that any amounts are payable upon a separation from service and such payment would result in accelerated taxation and/or tax penalties under Section 409A of the Code, such payment, under this Plan or any other agreement of the Company, shall be made on the first business day after the date that is six (6) months following such separation from service (or death, if earlier). The Company makes no representation that any or all of the payments described in this Plan will be exempt from or comply with Section 409A of the Code and makes no undertaking to preclude Section 409A of the Code from applying to any such payment. The Participant shall be solely responsible for the payment of any taxes and penalties incurred under Section 409A of the Code. For purposes of Section 409A of the Code a right receive any installment payments pursuant to this Plan or Awards shall be treated as a right to receive a series of separate and distinct payments.

Section 10.14   Clawback of Incentive Compensation. The Company may terminate a Plan Participant's right to the unpaid or unvested incentive compensation awarded hereunder and may require reimbursement to the Company by a Plan Participant of any incentive compensation previously paid or vested pursuant to this Plan, in the event a Plan Participant is obligated to disgorge to or reimburse the Company for such compensation paid or payable to a Plan Participant by reason of application of Section 304 of the Sarbanes-Oxley Act of 2002, Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act, or any other applicable law or regulation requiring recapture, reimbursement or disgorgement of incentive-based pay. In the event a Plan Participant fails to make prompt reimbursement of any such incentive compensation previously paid, the Company may, to the extent permitted by applicable law, deduct the amount required to be reimbursed from a Plan Participant's compensation otherwise due under this Agreement.

In addition, any incentive compensation payable to the a Plan Participant under this Agreement or any other agreement shall be subject to any policy, whether in existence as of the Effective Date of this Agreement or later adopted and/or established by the Company that provides for the clawback or recovery of amounts due to restatement of the Company's financial records or due to fraud or other malfeasance in connection with the eligibility for or calculation of any amounts, that were paid to the Plan Participant under circumstances requiring clawback or recovery as set forth in such policy. The Company will make any determinations for clawback or recover in its sole discretion and in accordance with such policy and any applicable law or regulations; provided that such policy is generally applicable to other executive officers.

EXHIBIT A

DEFERRED PAYMENT RESTRICTED SHARE AWARD AGREEMENT

THIS DEFERRED PAYMENT RESTRICTED SHARE AWARD AGREEMENT (together with the above grant notice (the "**Grant Notice**"), this "**Agreement**") is made and entered into as of the date set forth on the Grant Notice by and between California BanCorp, a California corporation (the "**Company**") and the individual (the "**Grantee**") set forth on the Grant Notice.

A.   Pursuant to the California BanCorp 2019 Omnibus Equity Incentive Plan (the "**Plan**"), the Committee has determined that it is to the advantage and best interest of the Company to grant to the Grantee this award of Restricted Shares as set forth in the Grant Notice which shall be subject to deferred delivery as contemplated in Section 2.10 of the Plan and the terms of this Agreement (prior to the delivery thereof, the shares of Common Stock underlying such Restricted Shares are herein referred to as the "**Restricted Share Units**") and shall be subject to such other terms and provisions of the Plan, which is incorporated herein by reference, and this Agreement (the "**Award**").

B.   Unless otherwise defined herein, capitalized terms used in this Agreement shall have the meanings set forth in the Plan. For purposes of this Agreement, "**Termination Date**" shall mean the date of a Terminating Event. For purposes of this Agreement, a Terminating Event will not occur when Grantee goes on a military leave, a sick leave or another bona fide leave of absence that was approved by the Company in writing if the terms of the leave provide for continued service crediting, or when continued service crediting is required by applicable laws. Notwithstanding the foregoing, an approved leave of absence for six months or less, which does not in fact exceed six months, will not result in a Terminating Event for purposes of this Agreement. However, a Terminating Event will occur when approved leave described in this recital ends, unless Grantee immediately returns to active work.

NOW, THEREFORE, in consideration of the mutual agreements contained herein, the Grantee and the Company hereby agree as follows:

1.   <u>Acceptance of Agreement</u>. Grantee has reviewed all of the provisions of the Plan, the Grant Notice and this Agreement. By accepting this Award, Grantee agrees that this Award is granted under and governed by the terms and conditions of the Plan, the Grant Notice and this Agreement and the applicable provisions contained in a written employment agreement (if any) between the Company or an Affiliate and the Grantee. Grantee hereby agrees to accept as binding, conclusive and final all decisions or interpretations of the Committee on questions relating to the Plan, the Grant Notice, this Agreement and, solely in so far as they relate to this Award, the applicable provisions contained in a written employment agreement (if any) between the Company or an Affiliate and the Grantee. Grantee's electronic signature of this Agreement shall have the same validity and effect as a signature affixed by hand. An additional right is hereby granted outside of the Plan (to the extent permitted under the NASDAQ Listing Rules) dividend equivalent rights ("<u>Dividend Equivalent Rights</u>") with respect to this Award which shall award Participant a right to receive the equivalent value (in cash) of dividends paid with respect to the Restricted Share Units underlying the Award after the Date of Grant, but prior to the later of, the Vesting Date of such underlying Restricted Share Units or delivery of stock certificates of such underlying Restricted Share Units ("<u>Dividend Equivalent</u>"). Participant will be entitled to receive the Dividend Equivalents with respect to Restricted Share Units underlying the Award on the date of the delivery of stock certificates with respect to such underlying Restricted Share Units (with respect to which such Dividend Equivalents accrued). Such Dividend Equivalent Right and related Dividend Equivalents shall be subject to the same restrictions, conditions, limitations and risks of forfeiture as apply to the underlying Award.

2.   Vesting.

2.1   Subject to the provisions of the Plan and Section 2.2 of this Agreement, and except as otherwise provided in a written employment agreement between the Company or an Affiliate and the Grantee (if any), the Restricted Share Units shall vest as described in the Grant Notice (the "**Vesting Date**"), subject to the Grantee not experiencing a Terminating Event prior to the Vesting Date. In the event that the Restricted Share Units will vest on an earlier date under any other agreement or arrangement, by and between the Company and Grantee, than such Restricted Share Units would ordinally have vested pursuant to the vesting schedule set forth in the Grant Notice, the Restricted Share Units will vest as of such date set forth in such other agreement or arrangement.

2.2   If the Grantee experiences a Terminating Event for any reason prior to the Vesting Date, as of the Termination Date, all then-unvested Restricted Share Units shall be forfeited.

3.   Transfer and Settlement of Restricted Share Units. The Restricted Share Units issued under this Agreement may not be sold, transferred or otherwise disposed of and may not be pledged or otherwise hypothecated (each, a "**Transfer**"). In addition, Grantee shall not sell any shares of Common Stock received with respect to Restricted Share Units (even following the deferred payment of the underlying Restricted Shares of this Award) at a time when applicable laws, regulations or Company's or underwriter trading policies prohibit such sale. The applicable portion of this Award (to the extent vested) shall be settled by the Company by the issuance and delivery of Restricted Shares (which upon issuance shall have no further vesting restrictions) as soon as reasonably practical after (but no later than 60 days after) the Delivery Dates, as indicated in the Grant Notice, to the Grantee (or if applicable, the beneficiaries of the Grantee). Any issuance of Restricted Shares shall be made only in whole shares of Common Stock, and any fractional shares shall be distributed in an equivalent cash amount.

4.   General.

4.1   Governing Law. This Agreement shall be governed by and construed under the laws of the State of California applicable to agreements made and to be performed entirely in California, without regard to the conflicts of law provisions of California or any other jurisdiction.

4.2   Community Property. Without prejudice to the actual rights of the spouses as between each other, for all purposes of this Agreement, the Grantee shall be treated as agent and attorney-in-fact for that interest held or claimed by his or her spouse with respect to this Award and the parties hereto shall act in all matters as if the Grantee was the sole owner of this Award. This appointment is coupled with an interest and is irrevocable.

4.3   No Employment Rights. Nothing contained herein shall be construed as an agreement by the Company or any of its Subsidiaries, express or implied, to employ the Grantee or contract for the Grantee's services, to restrict the Company's or such Subsidiary's right to discharge the Grantee or cease contracting for the Grantee's services or to modify, extend or otherwise affect in any manner whatsoever the terms of any employment agreement or contract for services which may exist between the Grantee and the Company or any Affiliate.

4.4   Application to Other Stock. In the event that (a) any portion of this Award is settled by the Company by the issuance and delivery of Restricted Shares and (b) any capital stock of the Company or any other corporation shall be distributed on, with respect to, or in exchange for such Restricted Shares as a stock dividend, stock split, reclassification, recapitalization or similar transaction in connection with any merger or reorganization or otherwise, all restrictions, rights and obligations set forth in this Agreement shall apply with respect to such other capital stock to the same extent as they are, or would have been applicable, to such Restricted Shares on or with respect to which such other capital stock was distributed, and references to "Company" in respect of such distributed stock shall be deemed to refer to the company to which such distributed stock relates.

4.5   No Third-Party Benefits. Except as otherwise expressly provided in this Agreement, none of the provisions of this Agreement shall be for the benefit of, or enforceable by, any third-party beneficiary.

4.6   Successors and Assigns. Except as provided herein to the contrary, this Agreement shall be binding upon and inure to the benefit of the parties, their respective successors and permitted assigns.

4.7   No Assignment. Except as otherwise provided in this Agreement, the Grantee may not assign any of his or her rights under this Agreement without the prior written consent of the

Company, which consent may be withheld in its sole discretion. The Company shall be permitted to assign its rights or obligations under this Agreement so long as such assignee agrees to perform all of the Company's obligations hereunder.

4.8   Severability.   The validity, legality or enforceability of the remainder of this Agreement shall not be affected even if one or more of the provisions of this Agreement shall be held to be invalid, illegal or unenforceable in any respect.

4.9   Equitable Relief. The Grantee acknowledges that, in the event of a threatened or actual breach of any of the provisions of this Agreement, damages alone will be an inadequate remedy, and such breach will cause the Company great, immediate and irreparable injury and damage. Accordingly, the Grantee agrees that the Company shall be entitled to injunctive and other equitable relief, and that such relief shall be in addition to, and not in lieu of, any remedies it may have at law or under this Agreement.

4.10   Jurisdiction. Any suit, action or proceeding with respect to this Agreement, or any judgment entered by any court in respect of any thereof, shall be brought in any court of competent jurisdiction in the State of California, and the Company and the Grantee hereby submit to the exclusive jurisdiction of such courts for the purpose of any such suit, action, proceeding or judgment. The Grantee and the Company hereby irrevocably waive (i) any objections which it may now or hereafter have to the laying of the venue of any suit, action or proceeding arising out of or relating to this Agreement brought in any court of competent jurisdiction in the State of California and (ii) any claim that any such suit, action or proceeding brought in any such court has been brought in any inconvenient forum.

4.11   Taxes. By agreeing to this Agreement, the Grantee represents that he or she has reviewed with his or her own tax advisors the federal, state, local and foreign tax consequences of the transactions contemplated by this Agreement and that he or she is relying solely on such advisors and not on any statements or representations of the Company or any of its agents. The Company shall be entitled to require a cash payment by or on behalf of the Grantee and/or to deduct from the shares of Common Stock or cash issuable hereunder or from other compensation payable to the Grantee the minimum amount of any sums required by federal, state or local tax law to be withheld (or other such sums that that will not cause adverse accounting consequences for the Company and is permitted under applicable withholding rules promulgated by the Internal Revenue Service or another applicable governmental entity) with respect to the Award.

4.12   Section 409A Compliance.   The intent of the parties is that payments and benefits under this Agreement comply with Section 409A of Code to the extent subject thereto, and, accordingly, to the maximum extent permitted, this Agreement shall be interpreted and be administered to be in compliance therewith. Notwithstanding anything contained herein to the contrary, to the extent required to avoid accelerated taxation and/or tax penalties under Section 409A of the Code, the Grantee shall not be considered to have separated from service with the Company for purposes of this Agreement and no payment shall be due to the Grantee under this Agreement on account of a separation from service until the Grantee would be considered to have incurred a "separation from service" from the Company within the meaning of Section 409A of the Code. Any payments described in this Agreement that are due within the "short-term deferral period" as defined in Section 409A of the Code shall not be treated as deferred compensation unless applicable law requires otherwise. Notwithstanding anything to the contrary in this Agreement, to the extent that any amounts are payable upon a separation from service and such payment would result in accelerated taxation and/or tax penalties under Section 409A of the Code, such payment, under this Agreement or any other agreement of the Company, shall be made on the first business day after the date that is six (6) months following such separation from service (or death, if earlier). The Company makes no representation that any or all of the payments described in this Agreement will be exempt from or comply with Section 409A of the Code and makes no undertaking to preclude Section 409A of the Code from applying to any such payment. The Grantee shall be solely responsible for the payment of any taxes and penalties incurred under Section 409A of the Code.

4.13   Headings. The section headings in this Agreement are inserted only as a matter of convenience, and in no way define, limit, extend or interpret the scope of this Agreement or of any particular section.

4.14   Number and Gender. Throughout this Agreement, as the context may require, (a) the masculine gender includes the feminine and the neuter gender includes the masculine and the feminine; (b) the singular tense and number includes the plural, and the plural tense and number includes the singular; (c) the past tense includes the present, and the present tense includes the past; (d) references to parties, sections, paragraphs and exhibits mean the parties, sections, paragraphs and exhibits of and to this Agreement; and (e) periods of days, weeks or months mean calendar days, weeks or months.

4.15 Electronic Delivery and Disclosure. The Company may, in its sole discretion, decide to deliver or disclose, as applicable, any documents related to this Award granted under the Plan, future awards that may be granted under the Plan, the prospectus related to the Plan, the Company's annual reports or proxy statements by electronic means or to request Grantee's consent to participate in the Plan by electronic means, including, but not limited to, the Securities and Exchange Commission's Electronic Data Gathering, Analysis, and Retrieval system or any successor system ("**EDGAR**"). Grantee hereby consents to receive such documents delivered electronically or to retrieve such documents furnished electronically, and agrees to participate in the Plan through any online or electronic system established and maintained by the Company or another third party designated by the Company.

4.16 Data Privacy. Grantee agrees that all of Grantee's information that is described or referenced in this Agreement and the Plan may be used by the Company, its affiliates and the designated broker and its affiliates to administer and manage Grantee's participation in the Plan.

4.17 Acknowledgments of Grantee. Grantee has reviewed the Plan and this Agreement in their entirety, has had an opportunity to obtain the advice of counsel prior to executing this Agreement, fully understands all provisions of the Plan and this Agreement and, by accepting the Grant Notice, acknowledges and agrees to all of the provisions of the Plan and this Agreement.

4.18 Complete Agreement. The Grant Notice, this Agreement, the Plan and applicable provisions (if any) contained in a written employment agreement between the Company or an Affiliate and the Grantee constitute the parties' entire agreement with respect to the subject matter hereof and supersede all agreements, representations, warranties, statements, promises and understandings, whether oral or written, with respect to the subject matter hereof. In the event of any inconsistency between the Plan and this Agreement, the terms of the Plan shall control.

4.19 Waiver of Jury Trial. TO THE EXTENT EITHER PARTY INITIATES LITIGATION INVOLVING THIS AGREEMENT OR ANY ASPECT OF THE RELATIONSHIP BETWEEN US (EVEN IF OTHER PARTIES OR OTHER CLAIMS ARE INCLUDED IN SUCH LITIGATION), ALL OF THE PARTIES WAIVE THEIR RIGHT TO A TRIAL BY JURY. THIS WAIVER WILL APPLY TO ALL CAUSES OF ACTION THAT ARE OR MIGHT BE INCLUDED IN SUCH ACTION, INCLUDING CLAIMS RELATED TO THE ENFORCEMENT OR INTERPRETATION OF THIS AGREEMENT, ALLEGATIONS OF STATE OR FEDERAL STATUTORY VIOLATIONS, FRAUD, MISREPRESENTATION, OR SIMILAR CAUSES OF ACTION, AND IN CONNECTION WITH ANY LEGAL ACTION INITIATED FOR THE RECOVERY OF DAMAGES BETWEEN OR AMONG US OR BETWEEN OR AMONG ANY OF OUR OWNERS, AFFILIATES, OFFICERS, EMPLOYEES OR AGENTS.

4.20 Waiver. The Grantee acknowledges that a waiver by the Company of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any other provision of this Agreement, or of any subsequent breach by the Grantee.

4.21 Signature in Counterparts. This Agreement may be signed in counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

4.22 Amendments and Termination. To the extent permitted by the Plan, this Agreement may be wholly or partially amended, altered or terminated at any time or from time to time by the Committee or the Board, but no amendment, alteration or termination shall be made that would materially impair the rights of a Grantee under this Agreement without such Grantee's consent. If it is determined that the terms of this Agreement have been structured in a manner that would result in adverse tax treatment under Section 409A of the Code, the parties agree to cooperate in taking all reasonable measures to restructure the arrangement to minimize or avoid such adverse tax treatment without materially impairing Grantee's economic rights.

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements (No. 333-272063 and No. 333-281153) on Form S-8 of California BanCorp (the "Company") of our report dated March 13, 2026, relating to the consolidated financial statements of the Company, appearing in this Annual Report on Form 10-K of the Company for the year ended December 31, 2025.

/s/ RSM US LLP
Austin, Texas
March 13, 2026

Exhibit 31.1

CERTIFICATION

I, David I. Rainer, certify that:

1. I have reviewed this annual report on Form 10-K of California BanCorp;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 13, 2026

/s/ David I. Rainer

David I. Rainer

Chairman and Chief Executive Officer

(Principal Executive Officer)

Exhibit 31.2

CERTIFICATION

I, Thomas Dolan, certify that:

1. I have reviewed this annual report on Form 10-K of California BanCorp;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 13, 2026   /s/ Thomas Dolan
                                                                          Thomas Dolan
                                                                          Chief Financial Officer
                                                                          (Principal Financial Officer)

Exhibit 32.0

SECTION 1350 CERTIFICATION

Each of the undersigned hereby certifies in his capacity as an officer of California BanCorp (the "Company") that this Annual Report of the Company on Form 10-K for the quarter ended December 31, 2025 fully complies with the requirements of Section 13(a) or Section 15(d), as applicable, of the Securities Exchange Act of 1934, as amended, and that the information contained in such report fairly presents, in all material respects, the financial condition and results of operations of the Company as of the dates and for the periods presented in the financial statements included in such report.

Date: March 13, 2026   /s/ David I. Rainer

David I. Rainer

Chairman and Chief Executive Officer

(Principal Executive Officer)

Date: March 13, 2026   /s/ Thomas Dolan

Thomas Dolan

Chief Financial Officer

(Principal Financial Officer)